05053264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAY 2 2005

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Enron Corp.
Exact name of registrant as specified in charter

0001024401
Registrant CIK Number

Annual Report on Form U5S For 12/31/04
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

30-363
SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

PROCESSED
MAY 12 2005
THOMSON
FINANCIAL

Pursuant to Rule 29 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, 17 C.F.R. § 250.29, Enron Corp. ("Enron") hereby files a copy of Exhibit E(3) to its Annual Report on Form U5S, including: (1) Portland General Electric Company's ("PGE") 2004 Annual Budget of Expenditures and Construction Budget Reports; (2) PGE's 2005 Annual Budget of Expenditures and Construction Budget Reports; (3) PGE's FERC Form No. 1 for the year ended December 31, 2004; and (4) PGE's Oregon Supplement to FERC Form No. 1 for the year ended December 31, 2004. Under 17 C.F.R. § 232.101(c)(12), Enron is required to file these annual reports on paper.

SIGNATURES

Enron has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, TX on the 29th day of April, 2005.

Enron Corp.

By: [signature]
Robert H. Walls, Jr.
Executive Vice President and General Counsel

INDEX

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Enron Corp.	0001024401
Exact name of registrant as specified in charter	Registrant CIK Number
Annual Report on Form U5S	n/a
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

Pursuant to Rule 29 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, 17 C.F.R. § 250.29, Enron Corp. ("Enron") hereby files a copy of Exhibit E(3) to its Annual Report on Form U5S, including: (1) Portland General Electric Company's ("PGE") 2004 Annual Budget of Expenditures and Construction Budget Reports; (2) PGE's 2005 Annual Budget of Expenditures and Construction Budget Reports; (3) PGE's FERC Form No. 1 for the year ended December 31, 2004; and (4) PGE's Oregon Supplement to FERC Form No. 1 for the year ended December 31, 2004. Under 17 C.F.R. § 232.101(c)(12), Enron is required to file these annual reports on paper.

SIGNATURES

Enron has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, TX on the 29th day of April, 2005.

Enron Corp.

By: [signature]
Robert H. Walls, Jr.
Executive Vice President and General Counsel

INDEX

Exhibit E (3), Document 1	PGE's 2004 Annual Budget of Expenditures and Construction Budget Reports
Exhibit E (3), Document 2	PGE's 2005 Annual Budget of Expenditures and Construction Budget Reports
Exhibit E (3), Document 3	PGE's FERC Form No. 1 for the year ended December 31, 2004
Exhibit E (3), Document 4	PGE's Oregon Supplement to FERC Form No. 1 for the year ended December 31, 2004

Portland General Electric Company
121 SW Salmon Street • Portland, Oregon 97204

January 16, 2004

Public Utility Commission
c/o Jannet Beech
Utility Program
550 Capitol Street NE #215
PO Box 2148
Salem, Or 97308-2148

Dear Ms. Beech,

Enclosed is Portland General Electric's Annual Budget of Expenditures **and** Construction Budget Reports for the year of 2004. This filing is made in accordance with ORS 757.105 and ORS 759.100 and the Oregon Administrative Rule No. 27-015.

Sincerely,

Jim Barnes
Business Decision Support Manager
(503) 464-8931

enclosures

BUDGET OF EXPENDITURES REPORT FOR THE YEAR 2004

GENERAL INSTRUCTIONS

1. A BUDGET OF EXPENDITURES REPORT MUST BE SUBMITTED BY ALL UTILITIES OPERATING WITHIN THE STATE OF OREGON IN ACCORDANCE WITH OREGON REVISED STATUTES 757.105 AND 759.100.
2. THE BUDGET OF EXPENDITURES REPORT SHOULD BE FILLED OUT IN DUPLICATE AND ONE COPY RETURNED TO THE PUBLIC UTILITY COMMISSION OF OREGON, 550 CAPITOL ST NE, SALEM, OR 97310-1380, BY NOVEMBER 1ST OF THE YEAR PRECEDING THAT FOR WHICH THE REPORT IS MADE.
3. EACH SECTION SHOULD BE COMPLETED FULLY AND ACCURATELY. WHERE THE WORDS "NONE" OR "NOT APPLICABLE" TRULY AND COMPLETELY STATE THE FACT, THEY SHOULD BE GIVEN AS THE ANSWER.
4. ANY ADDITIONAL STATEMENTS OR EXPLANATORY REMARKS SHOULD BE TYPEWRITTEN ON 8 1/2" X 11" WHITE PAPER OF A QUALITY COMPARABLE TO THIS FORM AND SECURELY ATTACHED TO THE INNER MARGIN. ATTACHMENT BY PAPER CLIPS IS NOT SUFFICIENT.
5. EXPENDITURES SHOULD BE REFERENCED BY THE APPLICABLE ACCOUNT NUMBER OF THE UNIFORM SYSTEM OF ACCOUNTS, ADOPTED BY THE COMMISSION, AND TO WHICH THE UTILITY IS SUBJECT.
6. ALL ENTRIES SHOULD BE TYPEWRITTEN OR MADE WITH PERMANENT INK.
7. REPORT ALL AMOUNTS IN WHOLE DOLLARS ONLY, OMIT CENTS.

FULL NAME AND PRINCIPAL ADDRESS OF UTILITY:

Portland General Electric Company
121 S.W. Salmon St.
Portland, OR 97204

STATE OF INCORPORATION: Oregon

DATE OF INCORPORATION: July 25, 1930

STATE THE CLASSES OF UTILITY AND OTHER SERVICES FURNISHED BY THE UTILITY IN EACH STATE IN WHICH THE UTILITY OPERATES: Electric - Oregon

DIRECTORS AT DATE OF BUDGET			
NAME OF DIRECTOR	CITY AND STATE OF RESIDENCE	LENGTH OF TERM	TERM EXPIRES
Robert S. Bingham	Mountain Lakes, NJ	(1)	(1)
Raymond M. Bowen, Jr.	Houston, TX	(1)	(1)
Peggy Y. Fowler	Portland, OR	(1)	(1)
James J. Piro	Portland, OR	(1)	(1)
Robert H. Walls, Jr.	Houston, TX	(1)	(1)

(1) See footnote explanation on page 6.

INSTRUCTIONS: COMPLETE THE INFORMATION REQUESTED FOR EACH ACTIVE AND RETIRED EXECUTIVE OFFICER. AN EXECUTIVE OFFICER'S SALARY AND OTHER COMPENSATION PAID BY AN AFFILIATED COMPANY SHOULD ALSO BE SHOWN. AN EXECUTIVE OFFICER DIRECTS OR CONTROLS THE POLICY AND BUSINESS OF THE UTILITY OR IS ENTRUSTED OR CHARGED WITH ADMINISTRATIVE DUTIES TO CARRY THOSE POLICIES INTO EFFECT. ALL PROPOSED CHANGES IN POSITION AND SALARIES OF EXECUTIVE OFFICERS FROM THE PREVIOUS BUDGET OF EXPENDITURES REPORT OR SUPPLEMENTAL BUDGETS *SHOULD BE FULLY EXPLAINED. REPORT WHOLE DOLLARS ONLY.*

ARLEEN BARNETT, VICE PRESIDENT HUMAN RESOURCES & INFORMATION TECHNOLOGY

NO.	DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1	ANNUAL SALARY	$ 190,008	921		
2	AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION: MEDICAL & DENTAL INSURANCE	9,447	926		
4	LIFE & DISABILITY INSURANCE				
5	INCOME PROTECTION INSURANCE				
6	DISCOUNT ON UTILITY SERVICE				
7	PENSION PLAN (2)	11,761	926		
8	SAVINGS PLAN	8,790	926		
9	STOCK PURCHASE PLAN				
10	PAID PARKING/VEHICLE ALLOWANCE	11,280	921		
11	MEMBERSHIPS				
12	OTHER BENEFITS (3)	2,500	926		
13	TOTAL OTHER COMPENSATION	43,778			
14	PERCENT ASSIGNED TO OREGON	100%			
15	DEFERRED COMP. IN SALARY	17,101			

PEGGY Y. FOWLER, CEO AND PRESIDENT

NO.	DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1	ANNUAL SALARY	$ 350,004	921		
2	AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION: MEDICAL & DENTAL INSURANCE	8,391	926		
4	LIFE & DISABILITY INSURANCE				
5	INCOME PROTECTION INSURANCE				
6	DISCOUNT ON UTILITY SERVICE				
7	PENSION PLAN (2)	12,690	926		
8	SAVINGS PLAN	10,004	926		
9	STOCK PURCHASE PLAN				
10	PAID PARKING/VEHICLE ALLOWANCE	13,680	921		
11	MEMBERSHIPS	6,180	426.5		
12	OTHER BENEFITS (3)	4,500	926		
13	TOTAL OTHER COMPENSATION	55,445			
14	PERCENT ASSIGNED TO OREGON	100%			
15	DEFERRED COMP. IN SALARY	105,001			

STEPHEN R. HAWKE, VICE PRESIDENT SYSTEM ENGINEERING & UTILITY SERVICES

NO.	DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1a	ANNUAL SALARY	$ 70,003	903		
1b	ANNUAL SALARY	$ 35,002	417.1		
1c	ANNUAL SALARY	$ 35,002	580		
1d	ANNUAL SALARY	$ 35,002	557		
1	ANNUAL SALARY TOTAL	$ 175,008			
2	AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION: MEDICAL & DENTAL INSURANCE	9,447	926		
4	LIFE & DISABILITY INSURANCE				
5	INCOME PROTECTION INSURANCE				
6	DISCOUNT ON UTILITY SERVICE				
7	PENSION PLAN (2)	10,833	926		
8	SAVINGS PLAN	8,400	926		
9	STOCK PURCHASE PLAN				
10	PAID PARKING/VEHICLE ALLOWANCE	10,920	921		
11	MEMBERSHIPS				
12	OTHER BENEFITS (3)	2,500	926		
13	TOTAL OTHER COMPENSATION	42,100			
14	PERCENT ASSIGNED TO OREGON	100%			
15	DEFERRED COMP. IN SALARY	35,002			

RON JOHNSON, VICE PRESIDENT CUSTOMER RESOURCE STRATEGY & GENERATION ENGINEERING

NO.		DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1		ANNUAL SALARY	$ 181,008	557		
2		AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION	MEDICAL & DENTAL INSURANCE	9,447	926		
4		LIFE & DISABILITY INSURANCE				
5		INCOME PROTECTION INSURANCE				
6		DISCOUNT ON UTILITY SERVICE				
7		PENSION PLAN [2]	11,204	926		
8		SAVINGS PLAN	5,430	926		
9		STOCK PURCHASE PLAN				
10		PAID PARKING/VEHICLE ALLOWANCE	11,280	921		
11		MEMBERSHIPS				
12		OTHER BENEFITS [3]	2,500	926		
13		TOTAL OTHER COMPENSATION	39,861			
14		PERCENT ASSIGNED TO OREGON	100%			
15		DEFERRED COMP. IN SALARY	90,504			

PAMELA LESH, VICE PRESIDENT REGULATORY & FEDERAL AFFAIRS

NO.		DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1		ANNUAL SALARY	$ 181,008	921		
2		AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION	MEDICAL & DENTAL INSURANCE	7,811	926		
4		LIFE & DISABILITY INSURANCE				
5		INCOME PROTECTION INSURANCE				
6		DISCOUNT ON UTILITY SERVICE				
7		PENSION PLAN [2]	11,204	926		
8		SAVINGS PLAN	10,102	926		
9		STOCK PURCHASE PLAN				
10		PAID PARKING/VEHICLE ALLOWANCE	10,920	921		
11		MEMBERSHIPS	440	930.2		
12		OTHER BENEFITS [3]	2,500	926		
13		TOTAL OTHER COMPENSATION	42,977			
14		PERCENT ASSIGNED TO OREGON	100%			
15		DEFERRED COMP. IN SALARY	9,050			

JIM LOBDELL, VICE PRESIDENT POWER OPERATIONS

NO.		DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1		ANNUAL SALARY	$ 181,008	557		
2		AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION	MEDICAL & DENTAL INSURANCE	9,447	926		
4		LIFE & DISABILITY INSURANCE				
5		INCOME PROTECTION INSURANCE				
6		DISCOUNT ON UTILITY SERVICE				
7		PENSION PLAN [2]	11,204	926		
8		SAVINGS PLAN	6,878	926		
9		STOCK PURCHASE PLAN				
10		PAID PARKING/VEHICLE ALLOWANCE	11,280	921		
11		MEMBERSHIPS				
12		OTHER BENEFITS [3]	2,500	926		
13		TOTAL OTHER COMPENSATION	41,309			
14		PERCENT ASSIGNED TO OREGON	100%			
15		DEFERRED COMP. IN SALARY	36,202			

JOE A. MCARTHUR, VICE PRESIDENT DISTRIBUTION

NO.		DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1		ANNUAL SALARY	$ 175,008	580		
2		AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION	MEDICAL & DENTAL INSURANCE	8,391	926		
4		LIFE & DISABILITY INSURANCE				
5		INCOME PROTECTION INSURANCE				
6		DISCOUNT ON UTILITY SERVICE				
7		PENSION PLAN (2)	10,832	926		
8		SAVINGS PLAN	8,925	926		
9		STOCK PURCHASE PLAN				
10		PAID PARKING/VEHICLE ALLOWANCE	11,280	921		
11		MEMBERSHIPS				
12		OTHER BENEFITS (3)	2,500	926		
13		TOTAL OTHER COMPENSATION	41,928			
14		PERCENT ASSIGNED TO OREGON	100%			
15		DEFERRED COMP. IN SALARY	26,251			

FRED D. MILLER, EXECUTIVE VICE PRESIDENT PUBLIC POLICY & CONSUMER SERVICES

NO.		DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1a		ANNUAL SALARY	$ 222,750	921		
1b		ANNUAL SALARY	$ 2,250	426.5		
1		ANNUAL SALARY TOTAL	$ 225,000			
2		AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION	MEDICAL & DENTAL INSURANCE	9,447	926		
4		LIFE & DISABILITY INSURANCE				
5		INCOME PROTECTION INSURANCE				
6		DISCOUNT ON UTILITY SERVICE				
7		PENSION PLAN (2)	12,690	926		
8		SAVINGS PLAN	9,938	926		
9		STOCK PURCHASE PLAN				
10		PAID PARKING/VEHICLE ALLOWANCE	13,680	921		
11		MEMBERSHIPS	3,000	426.5		
12		OTHER BENEFITS (3)	2,500	926		
13		TOTAL OTHER COMPENSATION	51,255			
14		PERCENT ASSIGNED TO OREGON	100%			
15		DEFERRED COMP. IN SALARY	28,125			

DOUGLAS NICHOLS, VICE PRESIDENT GENERAL COUNSEL & SECRETARY

NO.		DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1		ANNUAL SALARY	$ 190,008	921		
2		AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION	MEDICAL & DENTAL INSURANCE	8,391	926		
4		LIFE & DISABILITY INSURANCE				
5		INCOME PROTECTION INSURANCE				
6		DISCOUNT ON UTILITY SERVICE				
7		PENSION PLAN (2)	11,761	926		
8		SAVINGS PLAN	10,032	926		
9		STOCK PURCHASE PLAN				
10		PAID PARKING/VEHICLE ALLOWANCE	11,280	921		
11		MEMBERSHIPS	502	930.2		
12		OTHER BENEFITS (3)	2,500	926		
13		TOTAL OTHER COMPENSATION	44,466			
14		PERCENT ASSIGNED TO OREGON	100%			
15		DEFERRED COMP. IN SALARY	22,801			

JIM PIRO, EXECUTIVE VICE PRESIDENT FINANCE, CHIEF FINANCIAL OFFICER AND TREASURER

NO.	DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1	ANNUAL SALARY	$ 210,000	921		
2	AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION: MEDICAL & DENTAL INSURANCE	9,447	926		
4	LIFE & DISABILITY INSURANCE				
5	INCOME PROTECTION INSURANCE				
6	DISCOUNT ON UTILITY SERVICE				
7	PENSION PLAN (2)	12,690	926		
8	SAVINGS PLAN	11,340	926		
9	STOCK PURCHASE PLAN				
10	PAID PARKING/VEHICLE ALLOWANCE	13,680	921		
11	MEMBERSHIPS	4,020	426.5		
12	OTHER BENEFITS (3)	2,500	926		
13	TOTAL OTHER COMPENSATION	53,677			
14	PERCENT ASSIGNED TO OREGON	100%			
15	DEFERRED COMP. IN SALARY	21,000			

STEPHEN QUENNOZ, VICE PRESIDENT GENERATION

NO.	DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1	ANNUAL SALARY	$ 181,008	506		
2	AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION: MEDICAL & DENTAL INSURANCE	9,447	926		
4	LIFE & DISABILITY INSURANCE				
5	INCOME PROTECTION INSURANCE				
6	DISCOUNT ON UTILITY SERVICE				
7	PENSION PLAN (2)	11,204	926		
8	SAVINGS PLAN	8,145	926		
9	STOCK PURCHASE PLAN				
10	PAID PARKING/VEHICLE ALLOWANCE	10,920	921		
11	MEMBERSHIPS				
12	OTHER BENEFITS (3)	2,500	926		
13	TOTAL OTHER COMPENSATION	42,216			
14	PERCENT ASSIGNED TO OREGON	100%			
15	DEFERRED COMP. IN SALARY	18,101			

Footnote to Page 1

(1) Directors are elected annually for a one-year term at a meeting held in mid-July.

Footnotes to Pages 2 through 5

(2) Pension expense includes only current period service costs earned by employees and does not include the other components of FAS 87 net periodic pension costs such as earnings on assets.

(3) These include benefits for the Management Health Program and Financial Planning Services.

Compensation (not included in listed Officer's Compensation)

Supplemental Executive Retirement Plan

The Supplemental Executive Retirement Plan (SERP) is an unfunded, defined benefit pension plan intended to cover a select group of the Company's executive officers. Eligibility for participation in this plan is limited to executive officers selected by the Chairman of the Board. The 2004 budgeted expense for this plan is $1.4 million.

Bonus and Incentive Plan

The 2004 budget for PGE officer bonus and incentive plan benefits is approximately $1.1 million. Actual amounts paid to officers are reported in PGE's FERC Form 1 filings.

General

A portion of the amount charged to Accounts 921 and 926 is allocated to the Company's partners in the Trojan, Boardman, Pelton-Round Butte and Coyote II plants and to Construction Work-In-Progress (Account 107) through the Company's administrative allocation process.

INSTRUCTIONS: LIST ALL DONATIONS AND MEMBERSHIP EXPENDITURES PROPOSED TO BE MADE BY THE UTILITY DURING THE COMING YEAR AND THE ACCOUNTS TO BE CHARGED. GIVE THE NAME OF EACH ORGANIZATION TO WHOM A PAYMENT IS TO BE MADE EXCEPT THAT ITEMS LESS THAN $1000 MAY BE CONSOLIDATED BY CATEGORY STATING THE NUMBER OF ORGANIZATIONS INCLUDED. GROUP EXPENDITURES UNDER HEADINGS SUCH AS:

1. CONTRIBUTIONS TO AND MEMBERSHIPS IN CHARITABLE ORGANIZATIONS.
2. ORGANIZATIONS OF THE UTILITY INDUSTRY
3. TECHNICAL AND PROFESSIONAL ORGANIZATIONS
4. COMMERCIAL AND TRADE ORGANIZATIONS
5. ALL OTHER ORGANIZATIONS AND KINDS OF DONATIONS AND CONTRIBUTIONS

LIST BY TYPE AND GROUP BY THE ACCOUNTS CHARGED. REPORT WHOLE DOLLARS ONLY. PROVIDE A TOTAL FOR EACH GROUP

NAME OF ORGANIZATION, CITY AND STATE	ACCOUNT NUMBER	TOTAL AMOUNT	AMT. ASSIGNED TO OREGON
CONTRIBUTIONS			
Strategic Contributions	426.1	$ 396,734	100%
Employee Giving Campaign	426.1	200,000	100%
Employee Volunteer Grants	426.1	122,000	100%
Special Needs Contributions	426.1	48,000	100%
Tickets for Non-Profit Fundraisers	426.1	110,000	100%
		$ 876,734	
MEMBERSHIPS			
ORGANIZATIONS OF THE UTILITY INDUSTRY			
Nuclear Energy Institute Washington, D.C.	230	$ 81,675	100%
		81,675	
Western Electricity Coordinating Council Salt Lake City, UT	930.2	266,000	100%
Northwest Power Pool Portland, OR	930.2	108,200	100%
Pacific Northwest Utilities Conference Committee Portland, OR	930.2	65,378	100%
Western Energy Institute Portland, OR	930.2	47,500	100%
NW Energy Coalition Seattle, WA	930.2	28,000	100%
North American Energy Standards Board Houston, TX	930.2	10,000	100%
Misc (14)	930.2	3,782	100%
		528,860	
TECHNICAL AND PROFESSIONAL ORGANIZATIONS			
Oregon Natural Step Network Portland, OR	426.5	2,500	100%
Oregon Tax Research Portland, OR	426.5	2,500	100%
National Safety Council Itaska, IL	426.5	1,907	100%
Association of Professional Energy Managers Portland, OR	426.5	1,250	100%
Misc (11)	426.5	2,585	100%
		10,742	
Corporate Executive Board Working Council for CIOs Washington, D.C.	930.2	54,325	100%
Human Resources Policy Association Washington, D.C.	930.2	7,000	100%
United Telecom Council Washington, D.C.	930.2	6,330	100%
Oregon State Bar Lake Oswego, OR	930.2	7,607	100%
Society for Human Resource Management Baltimore, MD	930.2	1,680	100%
Illuminating Engineering Society of North America New York, NY	930.2	1,500	100%
Western Labor & Management Public Affairs Committee Portland, OR	930.2	1,500	100%
Corp Tax Users Group (2) Deerfield, Il.	930.2	1,400	100%
Project Management Institute Portland, OR	930.2	1,120	100%
Misc (61)	930.2	13,807	100%
		96,269	
COMMERCIAL AND TRADE ORGANIZATIONS			
Portland Business Alliance Portland, OR	426.5	26,265	100%
Associated Oregon Industries Salem, OR	426.5	21,255	100%
Oregon Business Council Portland, OR	426.5	19,224	100%
Portland Metropolitan Association of Building Owners and Managers Portland, OR	426.5	5,150	100%
Citizens Crime Commission Portland, OR	426.5	5,000	100%
Westside Economic Alliance Portland, OR	426.5	4,000	100%
Salem Area Chamber of Commerce Salem, OR	426.5	3,065	100%
Columbia Corridor Association Portland, OR	426.5	2,500	100%
Salem Economic Development Corporation Salem, OR	426.5	2,500	100%
Public Affairs Council Washington, DC	426.5	1,800	100%
Grantmakers of Oregon and Southwest Washington Portland, OR	426.5	1,500	100%
Portland Oregon Visitors Association Portland, OR	426.5	1,320	100%
Gresham Area Chamber of Commerce Gresham, OR	426.5	1,029	100%
Bravo Lake Oswego, OR	426.5	1,000	100%
Building Owners and Managers Association Portland, OR	426.5	1,000	100%
Misc (34)	426.5	25,481	100%
		122,089	
Intermat Houston, TX	930.2	1,550	100%
Misc (13)	930.2	4,625	100%
		6,175	
ALL OTHER ORGANIZATIONS			
Illahe Country Club Salem, OR	426.5	15,000	100%
Oregon Golf Club West Linn, OR	426.5	13,376	100%
Oregon Mentoring Initiative Portland, OR	426.5	10,000	100%
The Leaders Roundtable Portland, OR	426.5	5,150	100%
Oregonians for Food and Shelter Salem, OR	426.5	5,025	100%
Northwest Business for Culture and the Arts Portland, OR	426.5	5,000	100%
Oregon Sports Authority Portland, OR	426.5	5,000	100%
Pumpkin Ridge Golf Club North Plains, OR	426.5	4,620	100%
Arlington Club Portland, OR	426.5	4,021	100%
City Club of Portland Portland, OR	426.5	3,000	100%
Classroom Law Project Portland, OR	426.5	1,750	100%
The Wetlands Conservancy Tualatin, OR	426.5	1,500	100%
Three Rivers Land Conservancy Lake Oswego, OR	426.5	1,250	100%
For the Sake of the Salmon Portland, OR	426.5	1,000	100%
Japan-America Society of Oregon Portland, OR	426.5	1,000	100%
World Affairs Council of Oregon Portland, OR	426.5	1,000	100%
Misc (7)	426.5	6,703	100%
		84,395	
		$ 930,205	

INSTRUCTIONS: LIST ALL PROPOSED PAYMENTS TO PERSONS OR TO TRUSTS TO PROVIDE PENSIONS FOR EMPLOYEES AND OFFICERS. SHOW ALL ADMINISTRATIVE AND ACTUARIAL COSTS FOR FORMAL PENSION PLAN. GIVE A BRIEF DESCRIPTION OF THE PLAN AND SHOW CHARGES FOR CURRENT SERVICES COSTS, PAST SERVICE COSTS, AND FUTURE SERVICE COSTS. REPORT WHOLE DOLLARS ONLY.

PENSION FUND PAYMENTS MADE TO	ACCOUNT NUMBER	TOTAL AMOUNT	AMT. ASSIGNED TO OREGON
PGE Pension Plan PGE and its actuary are in the process of evaluating the effects of changing conditions in the financial markets on the net periodic pension cost (NPPC), benefit obligations and funding status of PGE's Pension Plan (Plan). It appears that the fair value of Plan assets at December 31, 2003 will be materially higher than the fair value of Plan assets at December 31, 2002. The primary cause of the increase in value is the higher market value of the portfolio of assets in the Plan trust. Based on PGE's latest evaluation through November 2003, the fair value of Plan assets is expected to remain above the accumulated benefit obligation (ABO); therefore, there is no funding plan in 2004. The projected NPPC for 2004 is expected to continue to provide a credit to income of $2.8 million. Cash contributions of $9.9 million are expected to be made to the Employee Retirement Savings Plan in 2004 for matching employee contributions and for direct contributions to certain union employee accounts.			

INSTRUCTIONS: LIST ALL PROPOSED PAYMENTS FOR ADVERTISING THE PURPOSE OF WHICH IS TO AID OR DEFEAT ANY MEASURE BEFORE THE PEOPLE OR TO PROMOTE OR PREVENT THE ENACTMENT OF ANY NATIONAL, STATE, DISTRICT OR MUNICIPAL LEGISLATION. GIVE THE SPECIFIC PURPOSE OF SUCH ADVERTISING, WHEN AND WHERE TO BE PLACED, AND THE ACCOUNT OR ACCOUNTS TO BE CHARGED, REPORT WHOLE DOLLARS ONLY.

None budgeted at this time.

POLITICAL CONTRIBUTIONS

INSTRUCTIONS: LIST ALL PROPOSED PAYMENTS OR CONTRIBUTIONS TO PERSONS AND ORGANIZATIONS FOR THE PURPOSE OF AIDING OR DEFEATING ANY MEASURE BEFORE THE PEOPLE OR TO PROMOTE OR PREVENT THE ENACTMENT OF ANY NATIONAL, STATE, DISTRICT, OR MUNICIPAL LEGISLATION. THE PURPOSE OF ALL CONTRIBUTIONS OR PAYMENTS SHOULD BE CLEARLY EXPLAINED. REPORT WHOLE DOLLARS ONLY.

The Company is currently budgeting $250,000 for political contributions in 2004, the purpose of which is to fund involvement with political matters affecting the Company's business environment and service territory. These costs are recorded below-the-line and are not included in rates.

INSTRUCTIONS: LIST ALL PROPOSED EXPENDITURES AND MAJOR CONTRACTS FOR THE PURCHASE OR SALE OF EQUIPMENT. GIVE THE NAME AND ADDRESS OF THE PERSON OR ORGANIZATION WITH WHOM IT IS PROPOSED TO HAVE SUCH DEALINGS AND THE ACCOUNT OR ACCOUNTS CHARGED. DESCRIBE FULLY THE EQUIPMENT TO BE PURCHASED OR SOLD. DO NOT REPORT ESTIMATES OF ROUTINE CONSTRUCTION PROJECT. LIMIT THE REPORT TO MAJOR CONTRACTS AND EXPENDITURES. REPORT WHOLE DOLLARS ONLY.

NAME AND ADDRESS OF PERSON OR ORGANIZATION, DESCRIPTION OF EQUIPMENT	ACCOUNT NUMBER	TOTAL AMOUNT	AMT. ASSIGNED TO OREGON
Information regarding construction expenditures and major contracts for the purchase of equipment is provided in the attached Construction Budget filed pursuant to OAR 860-27-015. Information regarding the sale of equipment will be provided pursuant to OAR 860-27-025 as applicable.			

INSTRUCTIONS: REPORT ALL PROPOSED EXPENDITURES TO ANY PERSON OR ORGANIZATION HAVING AN AFFILIATED INTEREST FOR SERVICE, ADVICE, AUDITING, ASSOCIATING, SPONSORING, ENGINEERING, MANAGING, OPERATING, FINANCIAL, LEGAL OR OTHER SERVICES. SEE OREGON REVISED STATUTES 757.015 AND 759.010 FOR DEFINITION OF "AFFILIATED INTEREST." GIVE REFERENCE IF SUCH PROPOSED EXPENDITURES HAVE IN THE PAST BEEN APPROVED BY THE COMMISSION. DESCRIBE THE SERVICES TO BE RECEIVED AND THE ACCOUNT OR ACCOUNTS TO BE CHARGED. REPORT WHOLE DOLLARS ONLY.

NAME AND ADDRESS OF PERSON OR ORGANIZATION, DESCRIPTION OF SERVICES	ACCOUNT NUMBER	TOTAL AMOUNT	AMT. ASSIGNED TO OREGON
Enron Corporate			
Insurance	925	$ 4,427,175	100%
Human Resources- Benefits	921	22,051,904	100%
Expenditures of this nature were authorized in Docket UE-115.			

THE FOREGOING REPORT MUST BE CERTIFIED BY THE CHIEF ACCOUNTING OFFICER AND BY THE PRESIDENT OR OTHER CHIEF OFFICER OF THE REPORTING COMPANY

WE CERTIFY THAT THIS BUDGET OF EXPENDITURES REPORT HAS BEEN PREPARED UNDER OUR DIRECTION; THAT WE HAVE CAREFULLY EXAMINED THE REPORT AND DECLARE IT TO BE A COMPLETE AND CORRECT ESTIMATE OF COMPANY EXPENDITURES FOR THE COMING YEAR, TO THE BEST OF OUR KNOWLEDGE, INFORMATION AND BELIEF.

SIGNATURE OF PRESIDENT OR OTHER CHIEF OFFICER	DATE
James J. Pue	1/16/04
SIGNATURE OF CHIEF ACCOUNTING OFFICER	DATE
Keith M. Stevens	1/16/04

PUBLIC UTILITY COMMISSION OF OREGON
550 CAPITOL ST NE SUITE 215, SALEM, OR 97301-2551

ELECTRIC UTILITY NEW CONSTRUCTION BUDGET FOR 2004

GENERAL NARRATIVE

1. EACH PUBLIC UTILITY OPERATING WITHIN THE STATE OF OREGON AND HAVING GROSS OPERATING REVENUES OF $50,000 OR MORE PER YEAR IS REQUIRED TO FILE A NEW CONSTRUCTION BUDGET ANNUALLY ON OR BEFORE DECEMBER 1st, AND REPORT INFORMATION ON NEW CONSTRUCTION, EXTENSION, AND NEW ADDITIONS TO PROPERTY OF THE PUBLIC UTILITY IN ACCORDANCE WITH OREGON ADMINISTRATIVE RULE 27-015.
2. THE CONSTRUCTION BUDGET SHOULD BE RETURNED TO THE PUBLIC UTILITY COMMISSION OF OREGON, 550 CAPITOL ST NE, SALEM, OR 97310-1380. NOT LATER THAN DECEMBER 1st OF THE YEAR PRECEDING THAT FOR WHICH THE BUDGET IS MADE.

FULL NAME AND PRINCIPAL ADDRESS OF UTILITY:

PORTLAND GENERAL ELECTRIC
121 S.W. SALMON ST.
PORTLAND, OR 97204

PROJECT NARRATIVE

FOR MAJOR PROJECTS (THE THREE LARGEST PROJECTS IN TERMS OF COST AND ALL PROJECTS GREATER THAN $10 MILLION) A NARRATIVE SUPPLYING THE FOLLOWING INFORMATION IS REQUIRED:

1. PROJECT DESCRIPTION: INCLUDE A BRIEF TECHNICAL SPECIFICATION OF THE PROJECT, OWNERSHIP, IF JOINTLY OWNED, OPERATING DATE, STAGE OF CONSTRUCTION, AND OTHER RELEVANT INFORMATION.
2. NEED FOR THE PROJECT: PROVIDE ALL PREPARED INFORMATION DOCUMENTING THE NEED FOR THE PROJECT, INCLUDING THE SPECIFIC NEED THE PROJECT IS INTENDED TO FILL. ECONOMIC COMPARISONS WITH ALTERNATIVES ARE TO BE PROVIDED. ALL THE UNDERLYING ASSUMPTIONS OF THE ECONOMIC ANALYSES ARE TO BE SPECIFIED.
3. CONTINGENCIES: PROVIDE A LISTING OF EXISTING OR POTENTIAL FUTURE PROBLEMS WHICH MIGHT IMPACT THE FINAL COST OR SUCCESSFUL COMPLETION AND OPERATION OF THE PROJECT, SUCH AS LICENSING PROBLEMS, LABOR DIFFICULTIES, LITIGATION, ETC.
4. RECONCILIATION WITH PRIOR BUDGET: EACH SUCCESSIVE YEAR'S BUDGET CAN BE EXPECTED TO REFLECT DIFFERING ESTIMATES OF PROJECT COSTS AS THE PROJECT PROGRESSES. FOR EACH MAJOR PROJECT, PREPARE A RECONCILIATION WITH THE PRIOR BUDGET'S ESTIMATES AND PROVIDE SPECIFIC REASONS FOR THE CHANGES.

IN ADDITION, PLEASE PROVIDE COPIES OF PREPARED DOCUMENTATION OR PLANS DESCRIBING GENERATION TRANSMISSION, AND GENERAL PLANT PROJECTS EXCEEDING $1,000,000 IN TOTAL COSTS AND FOR WHICH CONSTRUCTION WILL COMMENCE IN THE BUDGET YEAR. INFORMATION SUBMITTED SHOULD CONTAIN A BRIEF PROJECT DESCRIPTION, LOCATION AND TOTAL COST.

SCHEDULE A: SOURCES AND USES OF FUNDS (SHOW WHOLE DOLLARS OR THOUSANDS)		
USES OF FUNDS		
TOTAL NEW CONSTRUCTION BUDGET (Must agree with total on Schedule B)	$	179,279
RETIREMENT OF L.T. DEBT AND PREFERRED		117,614
INCREASE IN NET WORKING CAPITAL		5,380
OTHER:		
1. TROJAN DECOMMISSIONING EXPENDITURES		17,079
2. TROJAN DECOMMISSIONING FUND CONTRIBUTION		14,041
TOTAL USES OF FUNDS	$	333,393
SOURCES OF FUNDS		
NET FUNDS FROM NET INCOME (AFTER COMMON & PREFERRED DIVIDEND)	$	0
NET FUNDS FROM DEPRECIATION ACCRUAL (includes amortization of regulatory assets)		270,697
NET FUNDS FROM DEFERRED INCOME TAX AND ITC		(4,483)
NET FUNDS FROM AFUDC		(7,202)
OTHER		(37,698)
1.		
2.		
TOTAL INTERNALLY GENERATED FUNDS FROM OPERATIONS	$	221,314
SALE OF ASSETS		
DECREASE IN NET WORKING CAPITAL		
ADVANCES FROM AFFILIATED INTEREST		
ISSUE OF L.T. DEBT		95,000
SALE OF COMMON STOCK		
SALE OF PREFERRED STOCK		
OTHER		
1. TROJAN DECOMMISSIONING FUND DRAWDOWN		17,079
2.		
TOTAL SOURCES OF FUNDS	$	333,393

CERTIFICATION: I CERTIFY THAT THE INFORMATION REPORTED IS TRUE AND COMPLETE TO THE BEST OF MY KNOWLEDGE.

SIGNATURE	TITLE	DATE
James J. Piro	Chief Financial Officer	1/16/04

SCHEDULE B: ELECTRIC UTILITY NEW CONSTRUCTION BUDGET (SYSTEM)

INSTRUCTIONS:
1. REPORT SIZE OF MAJOR PRODUCTION PROJECTS ONLY, AND PERCENT OWNERSHIP, SCHEDULED OPERATING DATES, AND EXPENDITURES REQUIRED TO COMPLETE PROJECT FOR MAJOR PRODUCTION, TRANSMISSION, AND GENERAL PLANT PROJECTS.
2. MAJOR PROJECTS ARE DEFINED AS THOSE PROJECTS HAVING A TOTAL ESTIMATED COST TO COMPLETION EXCEEDING $10 MILLION.
3. UNDER DISTRIBUTION, REPORT SPECIFIC LINE ITEM EXPENDITURES FOR THE BUDGET YEAR ONLY. ALL EXPENDITURES FOR DISTRIBUTION FOLLOWING THE BUDGET YEAR SHOULD BE AGGREGATED FOR THE YEAR AND ONLY TOTAL DISTRIBUTION EXPENDITURES REPORTED FOR THE PERIOD.
4. NON-MAJOR PROJECT EXPENDITURES WITHIN EACH CATEGORY SHOULD BE AGGREGATED AND ONLY THE TOTALS REPORTED.
5. REPORT ALL EXPENDITURES IN THOUSANDS OF DOLLARS.

				EXPENDITURES (B.Y.=BUDGET YEAR; B.Y.+1=THE FIRST YEAR AFTER THE BUDGET YEAR, ETC.)							
DESCRIPTION	SIZE	PERCENT OWNERSHIP %	SCHEDULED OPERATING DATE (MO/YR)	PRIOR TO B.Y.	B.Y.	B.Y.+1 (1)	B.Y.+2 (1)	B.Y.+3 (1)	B.Y.+4 (1)	REQUIRED TO COMPLETE	TOTAL
MAJOR PRODUCTION PROJECTS:											
NON-MAJOR PRODUCTION PROJECTS				29,965	35,087	35,655	36,278	36,944	37,656		211,585
TOTAL PRODUCTION PROJECTS				29,965	35,087	35,655	36,278	36,944	37,656		211,585
MAJOR TRANSMISSION PROJECTS											
NON-MAJOR TRANSMISSION PROJECTS				4,975	6,632	6,739	6,857	6,983	7,117		39,303
TOTAL TRANSMISSION PROJECTS				4,975	6,632	6,739	6,857	6,983	7,117		39,303
DISTRIBUTION (INSTRUCTION 3):											
STATION EQUIPMENT					17,958						
POLES, TOWERS AND FIXTURES					12,388						
OVERHEAD CONDUCTORS AND DEVICES					21,832						
UNDERGROUND CONDUCTORS AND DEVICES					27,944						
UNDERGROUND CONDUIT					49						
LINE TRANSFORMERS					8,174						
SERVICES					12,403						
METERS					2,206						
STREET LIGHTING AND SIGNAL SYSTEMS					2,253						
OTHER:											
TOTAL DISTRIBUTION				103,882	105,207	106,910	108,778	110,775	112,909		648,461
MAJOR GENERAL PLANT PROJECTS:											
NETWORK METER READING (2)				4,837	838						5,675
PEOPLESOFT FOR HUMAN RESOURCES					5,414	2,475					7,889
NON-MAJOR GENERAL PLANT PROJECTS				38,589	26,101	30,402	33,451	34,066	34,722		197,331
TOTAL GENERAL PLANT PROJECTS				43,426	32,353	32,877	33,451	34,066	34,722		210,895
TOTAL NEW CONSTRUCTION BUDGET				182,248	179,279	182,182	185,364	188,768	192,404		1,110,245

(1) Based on 2004 Budget. 2005, 2006, 2007 & 2008 trended for inflation by WEFA GDP deflators.
(2) This is only the portion of NMR that is in the General category. The Distribution category includes $4,331k in 2003.

				EXPENDITURES (B.Y.=BUDGET YEAR; B.Y.+1=THE FIRST YEAR AFTER THE BUDGET YEAR, ETC.)							
DESCRIPTION	SIZE	PERCENT OWNERSHIP	SCHEDULED COMPLETION DATE (MO/YR)	PRIOR TO B.Y.	B.Y.	B.Y.+1*	B.Y.+2*	B.Y.+3*	B.Y.+4*	REQUIRED TO COMPLETE	TOTAL
TROJAN DECOMMISSIONING **:											
INDEPENDENT SPENT FUEL STORAGE INSTALLATION	N/A	67.5%	10/03	14,064	3,570	3,215	3,287	3,348	3,556	45,846	76,886
NON-MAJOR DECOMMISSIONING PROJECTS		67.5%		24,920	13,509	6,544	1,408	0	0	65,843	112,224
TOTAL DECOMMISSIONING PROJECTS				38,984	17,079	9,759	4,695	3,348	3,556	111,689	189,110

**Decommissioning expenditures are classified as "TROJAN DECOMMISSIONING EXPENDITURES" on Schedule A.

BUDGET OF EXPENDITURES REPORT FOR THE YEAR 2005

GENERAL INSTRUCTIONS

1. A BUDGET OF EXPENDITURES REPORT MUST BE SUBMITTED BY ALL UTILITIES OPERATING WITHIN THE STATE OF OREGON IN ACCORDANCE WITH OREGON REVISED STATUTES 757.105 AND 759.100.
2. THE BUDGET OF EXPENDITURES REPORT SHOULD BE FILLED OUT IN DUPLICATE AND ONE COPY RETURNED TO THE PUBLIC UTILITY COMMISSION OF OREGON, 550 CAPITOL ST NE, SALEM, OR 97310-1380, BY NOVEMBER 1ST OF THE YEAR PRECEDING THAT FOR WHICH THE REPORT IS MADE.
3. EACH SECTION SHOULD BE COMPLETED FULLY AND ACCURATELY. WHERE THE WORDS "NONE" OR "NOT APPLICABLE" TRULY AND COMPLETELY STATE THE FACT, THEY SHOULD BE GIVEN AS THE ANSWER.
4. ANY ADDITIONAL STATEMENTS OR EXPLANATORY REMARKS SHOULD BE TYPEWRITTEN ON 8 1/2" X 11" WHITE PAPER OF A QUALITY COMPARABLE TO THIS FORM AND SECURELY ATTACHED TO THE INNER MARGIN. ATTACHMENT BY PAPER CLIPS IS NOT SUFFICIENT.
5. EXPENDITURES SHOULD BE REFERENCED BY THE APPLICABLE ACCOUNT NUMBER OF THE UNIFORM SYSTEM OF ACCOUNTS, ADOPTED BY THE COMMISSION, AND TO WHICH THE UTILITY IS SUBJECT.
6. ALL ENTRIES SHOULD BE TYPEWRITTEN OR MADE WITH PERMANENT INK.
7. REPORT ALL AMOUNTS IN WHOLE DOLLARS ONLY, OMIT CENTS.

FULL NAME AND PRINCIPAL ADDRESS OF UTILITY:

Portland General Electric Company
121 S.W. Salmon St.
Portland, OR 97204

STATE OF INCORPORATION: Oregon

DATE OF INCORPORATION: July 25, 1930

STATE THE CLASSES OF UTILITY AND OTHER SERVICES FURNISHED BY THE UTILITY IN EACH STATE IN WHICH THE UTILITY OPERATES: Electric - Oregon

DIRECTORS AT DATE OF BUDGET			
NAME OF DIRECTOR	CITY AND STATE OF RESIDENCE	LENGTH OF TERM	TERM EXPIRES
John W. Ballantine	Chicago, IL	(1)	(1)
Robert S. Bingham	Mountain Lakes, NJ	(1)	(1)
Peggy Y. Fowler	Portland, OR	(1)	(1)
Corbin A. McNeill, Jr	Jackson Hole, WY	(1)	(1)
Raymond S. Troubh	New York, NY	(1)	(1)
Robert H. Walls, Jr.	Houston, TX	(1)	(1)

(1) See footnote explanation on page 6.

INSTRUCTIONS: COMPLETE THE INFORMATION REQUESTED FOR EACH ACTIVE AND RETIRED EXECUTIVE OFFICER. AN EXECUTIVE OFFICER'S SALARY AND OTHER COMPENSATION PAID BY AN AFFILIATED COMPANY SHOULD ALSO BE SHOWN. AN EXECUTIVE OFFICER DIRECTS OR CONTROLS THE POLICY AND BUSINESS OF THE UTILITY OR IS ENTRUSTED OR CHARGED WITH ADMINISTRATIVE DUTIES TO CARRY THOSE POLICIES INTO EFFECT. ALL PROPOSED CHANGES IN POSITION AND SALARIES OF EXECUTIVE OFFICERS FROM THE PREVIOUS BUDGET OF EXPENDITURES REPORT OR SUPPLEMENTAL BUDGETS SHOULD BE FULLY EXPLAINED. REPORT WHOLE DOLLARS ONLY.

ARLEEN BARNETT, VICE PRESIDENT ADMINISTRATION

NO.	DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1	ANNUAL SALARY	$ 190,008	921		
2	AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION: MEDICAL & DENTAL INSURANCE	7,950	926		
4	LIFE & DISABILITY INSURANCE				
5	INCOME PROTECTION INSURANCE				
6	DISCOUNT ON UTILITY SERVICE				
7	PENSION PLAN (2)	13,814	926		
8	SAVINGS PLAN	8,550	926		
9	STOCK PURCHASE PLAN				
10	PAID PARKING/VEHICLE ALLOWANCE	11,280	921		
11	MEMBERSHIPS				
12	OTHER BENEFITS (3)	2,500	926		
13	TOTAL OTHER COMPENSATION	44,094			
14	PERCENT ASSIGNED TO OREGON	100%			
15	DEFERRED COMP. IN SALARY	18,209			

PEGGY Y. FOWLER, CEO AND PRESIDENT

NO.	DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1	ANNUAL SALARY	$ 350,004	921		
2	AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION: MEDICAL & DENTAL INSURANCE	8,926	926		
4	LIFE & DISABILITY INSURANCE				
5	INCOME PROTECTION INSURANCE				
6	DISCOUNT ON UTILITY SERVICE				
7	PENSION PLAN (2)	15,267	926		
8	SAVINGS PLAN	12,979	926		
9	STOCK PURCHASE PLAN				
10	PAID PARKING/VEHICLE ALLOWANCE	13,680	921		
11	MEMBERSHIPS	6,180	426.5		
12	OTHER BENEFITS (3)	4,500	926		
13	TOTAL OTHER COMPENSATION	61,532			
14	PERCENT ASSIGNED TO OREGON	100%			
15	DEFERRED COMP. IN SALARY	-			

STEPHEN R. HAWKE, VICE PRESIDENT CUSTOMER SERVICE & DELIVERY

NO.	DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1	ANNUAL SALARY	$ 180,000	921		
2	AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION: MEDICAL & DENTAL INSURANCE	11,340	926		
4	LIFE & DISABILITY INSURANCE				
5	INCOME PROTECTION INSURANCE				
6	DISCOUNT ON UTILITY SERVICE				
7	PENSION PLAN (2)	13,086	926		
8	SAVINGS PLAN	8,190	926		
9	STOCK PURCHASE PLAN				
10	PAID PARKING/VEHICLE ALLOWANCE	10,920	921		
11	MEMBERSHIPS	-			
12	OTHER BENEFITS (3)	2,500	926		
13	TOTAL OTHER COMPENSATION	46,036			
14	PERCENT ASSIGNED TO OREGON	100%			
15	DEFERRED COMP. IN SALARY	34,126			

RON JOHNSON, VICE PRESIDENT BUSINESS & GOVERNMENT CUSTOMERS;ECONOMIC DEVELOPMENT

NO.	DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1	ANNUAL SALARY	$ 181,008	921		
2	AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION: MEDICAL & DENTAL INSURANCE	11,340	926		
4	LIFE & DISABILITY INSURANCE				
5	INCOME PROTECTION INSURANCE				
6	DISCOUNT ON UTILITY SERVICE				
7	PENSION PLAN (2)	13,159	926		
8	SAVINGS PLAN	7,362	926		
9	STOCK PURCHASE PLAN				
10	PAID PARKING/VEHICLE ALLOWANCE	11,280	921		
11	MEMBERSHIPS	-			
12	OTHER BENEFITS (3)	2,500	926		
13	TOTAL OTHER COMPENSATION	45,641			
14	PERCENT ASSIGNED TO OREGON	100%			
15	DEFERRED COMP. IN SALARY	-			

PAMELA LESH, VICE PRESIDENT REGULATORY AFFAIRS & STRATEGIC PLANNING

NO.	DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1	ANNUAL SALARY	$ 181,008	921		
2	AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION: MEDICAL & DENTAL INSURANCE	7,950	926		
4	LIFE & DISABILITY INSURANCE				
5	INCOME PROTECTION INSURANCE				
6	DISCOUNT ON UTILITY SERVICE				
7	PENSION PLAN (2)	13,159	926		
8	SAVINGS PLAN	9,887	926		
9	STOCK PURCHASE PLAN				
10	PAID PARKING/VEHICLE ALLOWANCE	10,920	921		
11	MEMBERSHIPS	-			
12	OTHER BENEFITS (3)	2,500	926		
13	TOTAL OTHER COMPENSATION	44,416			
14	PERCENT ASSIGNED TO OREGON	100%			
15	DEFERRED COMP. IN SALARY	8,673			

JIM LOBDELL, VICE PRESIDENT POWER OPERATIONS & RESOURCE PLANNING

NO.	DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1	ANNUAL SALARY	$ 181,008	557		
2	AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION: MEDICAL & DENTAL INSURANCE	11,340	926		
4	LIFE & DISABILITY INSURANCE				
5	INCOME PROTECTION INSURANCE				
6	DISCOUNT ON UTILITY SERVICE				
7	PENSION PLAN (2)	13,159	926		
8	SAVINGS PLAN	8,326	926		
9	STOCK PURCHASE PLAN				
10	PAID PARKING/VEHICLE ALLOWANCE	11,280	921		
11	MEMBERSHIPS	-			
12	OTHER BENEFITS (3)	2,500	926		
13	TOTAL OTHER COMPENSATION	46,605			
14	PERCENT ASSIGNED TO OREGON	100%			
15	DEFERRED COMP. IN SALARY	34,693			

JOE A. MCARTHUR, VICE PRESIDENT DISTRIBUTION

NO.		DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1		ANNUAL SALARY	$ 175,008	580		
2		AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION	MEDICAL & DENTAL INSURANCE	8,926	926		
4		LIFE & DISABILITY INSURANCE				
5		INCOME PROTECTION INSURANCE				
6		DISCOUNT ON UTILITY SERVICE				
7		PENSION PLAN (2)	12,723	926		
8		SAVINGS PLAN	4,525	926		
9		STOCK PURCHASE PLAN				
10		PAID PARKING/VEHICLE ALLOWANCE	11,280	921		
11		MEMBERSHIPS	4,740	426.5		
12		OTHER BENEFITS (3)	2,500	926		
13		TOTAL OTHER COMPENSATION	44,694			
14		PERCENT ASSIGNED TO OREGON	100%			
15		DEFERRED COMP. IN SALARY	25,157			

DOUGLAS NICHOLS, VICE PRESIDENT GENERAL COUNSEL

NO.		DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1		ANNUAL SALARY	$ 195,000	921		
2		AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION	MEDICAL & DENTAL INSURANCE	8,926	926		
4		LIFE & DISABILITY INSURANCE				
5		INCOME PROTECTION INSURANCE				
6		DISCOUNT ON UTILITY SERVICE				
7		PENSION PLAN (2)	14,177	926		
8		SAVINGS PLAN	9,435	926		
9		STOCK PURCHASE PLAN				
10		PAID PARKING/VEHICLE ALLOWANCE	11,280	921		
11		MEMBERSHIPS	-			
12		OTHER BENEFITS (3)	2,500	926		
13		TOTAL OTHER COMPENSATION	46,318			
14		PERCENT ASSIGNED TO OREGON	100%			
15		DEFERRED COMP. IN SALARY	27,750			

JIM PIRO, EXECUTIVE VICE PRESIDENT FINANCE, CHIEF FINANCIAL OFFICER AND TREASURER

NO.		DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1		ANNUAL SALARY	$ 218,000	921		
2		AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION	MEDICAL & DENTAL INSURANCE	11,340	926		
4		LIFE & DISABILITY INSURANCE				
5		INCOME PROTECTION INSURANCE				
6		DISCOUNT ON UTILITY SERVICE				
7		PENSION PLAN (2)	15,267	926		
8		SAVINGS PLAN	10,502	926		
9		STOCK PURCHASE PLAN				
10		PAID PARKING/VEHICLE ALLOWANCE	13,680	921		
11		MEMBERSHIPS	4,500	426.5		
12		OTHER BENEFITS (3)	2,500	926		
13		TOTAL OTHER COMPENSATION	57,789			
14		PERCENT ASSIGNED TO OREGON	100%			
15		DEFERRED COMP. IN SALARY	30,888			

STEPHEN QUENNOZ, VICE PRESIDENT POWER SUPPLY

NO.		DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1		ANNUAL SALARY	$ 181,008	506		
2		AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION	MEDICAL & DENTAL INSURANCE	11,340	926		
4	OTHER COMPENSATION	LIFE & DISABILITY INSURANCE				
5	OTHER COMPENSATION	INCOME PROTECTION INSURANCE				
6	OTHER COMPENSATION	DISCOUNT ON UTILITY SERVICE				
7	OTHER COMPENSATION	PENSION PLAN (2)	13,159	926		
8	OTHER COMPENSATION	SAVINGS PLAN	7,471	926		
9	OTHER COMPENSATION	STOCK PURCHASE PLAN				
10	OTHER COMPENSATION	PAID PARKING/VEHICLE ALLOWANCE	10,920	921		
11	OTHER COMPENSATION	MEMBERSHIPS	-			
12	OTHER COMPENSATION	OTHER BENEFITS (3)	2,500	926		
13		TOTAL OTHER COMPENSATION	45,390			
14		PERCENT ASSIGNED TO OREGON	100%			
15		DEFERRED COMP. IN SALARY	26,370			

CAROL DILLIN, VICE PRESIDENT PUBLIC POLICY

NO.		DESCRIPTION OF COMPENSATION	PAID BY COMPANY	ACCOUNT #	PAID BY AFFILIATE CO.	NAME OF AFFILIATED CO.
1a		ANNUAL SALARY	$ 172,996	921		
1b		ANNUAL SALARY	$ 2,012	426.5		
1		ANNUAL SALARY TOTAL	$ 175,008			
2		AMOUNT ASSIGNED TO OREGON	100%			
3	OTHER COMPENSATION	MEDICAL & DENTAL INSURANCE	7,950	926		
4	OTHER COMPENSATION	LIFE & DISABILITY INSURANCE				
5	OTHER COMPENSATION	INCOME PROTECTION INSURANCE				
6	OTHER COMPENSATION	DISCOUNT ON UTILITY SERVICE				
7	OTHER COMPENSATION	PENSION PLAN (2)	12,723	926		
8	OTHER COMPENSATION	SAVINGS PLAN	7,703	926		
9	OTHER COMPENSATION	STOCK PURCHASE PLAN				
10	OTHER COMPENSATION	PAID PARKING/VEHICLE ALLOWANCE	11,280	921		
11	OTHER COMPENSATION	MEMBERSHIPS	3,000	426.5		
12	OTHER COMPENSATION	OTHER BENEFITS (3)	2,500	926		
13		TOTAL OTHER COMPENSATION	45,156			
14		PERCENT ASSIGNED TO OREGON	100%			
15		DEFERRED COMP. IN SALARY	6,370			

Footnote to Page 1

(1) Directors are elected annually for a one-year term at a meeting held in mid-July.

Footnotes to Pages 2 through 5

(2) Pension expense includes only current period service costs earned by employees and does not include the other components of FAS 87 net periodic pension costs such as earnings on assets.

(3) These include benefits for Financial Planning & Health Program.

Compensation (not included in listed Officer's Compensation)

Supplemental Executive Retirement Plan

The Supplemental Executive Retirement Plan (SERP) is an unfunded, defined benefit pension plan intended to cover a select group of the Company's executive officers. Eligibility for participation in this plan is limited to executive officers selected by the Chairman of the Board. The 2005 budgeted expense for this plan is $1.4 million.

Bonus and Incentive Plan

The 2005 budget for PGE officer bonus and incentive plan benefits is around $1.3 million. Actual amounts paid to officers will be reported in PGE's FERC Form 1 filing.

General

A portion of the amount charged to Accounts 921 and 926 is allocated to the Company's partners in the Trojan, Boardman, Pelton-Round Butte and Coyote II plants and to Construction Work-In-Progress (Account 107) through the Company's administrative allocation process.

INSTRUCTIONS: LIST ALL DONATIONS AND MEMBERSHIP EXPENDITURES PROPOSED TO BE MADE BY THE UTILITY DURING THE COMING YEAR AND THE ACCOUNTS TO BE CHARGED. GIVE THE NAME OF EACH ORGANIZATION TO WHOM A PAYMENT IS TO BE MADE EXCEPT THAT ITEMS LESS THAN $1000 MAY BE CONSOLIDATED BY CATEGORY STATING THE NUMBER OF ORGANIZATIONS INCLUDED. GROUP EXPENDITURES UNDER HEADINGS SUCH AS:

1. CONTRIBUTIONS TO AND MEMBERSHIPS IN CHARITABLE ORGANIZATIONS.
2. ORGANIZATIONS OF THE UTILITY INDUSTRY
3. TECHNICAL AND PROFESSIONAL ORGANIZATIONS
4. COMMERCIAL AND TRADE ORGANIZATIONS
5. ALL OTHER ORGANIZATIONS AND KINDS OF DONATIONS AND CONTRIBUTIONS

LIST BY TYPE AND GROUP BY THE ACCOUNTS CHARGED. REPORT WHOLE DOLLARS ONLY. PROVIDE A TOTAL FOR EACH GROUP

NAME OF ORGANIZATION, CITY AND STATE	ACCOUNT NUMBER	TOTAL AMOUNT	AMT. ASSIGNED TO OR
CONTRIBUTIONS			
Employee Giving Campaign	426.1	$ 300,000	100%
Employee Volunteer Grants	426.1	122,000	100%
Strategic Contributions	426.1	446,234	100%
Tickets for Non-Profit Fundraisers	426.1	110,000	100%
		$ 978,234	
MEMBERSHIPS			
ORGANIZATIONS OF THE UTILITY INDUSTRY			
Nuclear Energy Institute (NEI) Washington DC	230	$ 81,675	100%
Northwest Public Power Association Vancouver, WA	426.5	1,170	100%
California Municipal Utilities Association Sacramento, CA	426.5	1,000	100%
Misc (1)	426.5	500	100%
Western Electric Coordinating Council Salt Lake City, UT	930.2	266,000	100%
Pacific Northwest Utilities Conference Committee Portland, OR	930.2	69,344	100%
Western Energy Institute Portland, OR	930.2	48,100	100%
Northwest Energy Coalition Seattle, WA	930.2	28,000	100%
Combustion Turbine Combined Cycle Group (CTC2) Palo Alto, CA	930.2	20,500	100%
National Hydropower Association Washington DC	930.2	15,000	100%
Northwest Power Pool Portland, OR	930.2	13,200	100%
Electric Power Research Institute (EPRI) Charlotte, NC	930.2	12,500	100%
Canadian Electricity Assoc Technologies Inc (CEATI) Montreal, CA	930.2	10,000	100%
North American Energy Standards Board Houston, TX	930.2	10,000	100%
North American Energy Standards Board Salt Lake City, UT	930.2	10,000	100%
United Telecom Council Washington DC	930.2	9,000	100%
Oregon Joint Use Association Salem, OR	930.2	5,000	100%
Marginal Cost Working Group (NERA) Los Angeles, CA	930.2	4,000	100%
Peak Load Management Alliance Jupiter, FL	930.2	3,000	100%
Northwest Public Power Association Vancouver, WA	930.2	1,500	100%
Utility Economic Development Association Larchmont, NY	930.2	1,500	100%
Misc (12)	930.2	4,520	100%
		$ 615,509	
TECHNICAL AND PROFESSIONAL ORGANIZATIONS			
Misc (1)	230	$ 118	100%
Oregon Natural Step Network Portland, OR	426.5	2,500	100%
Public Affairs Council Washington DC	426.5	2,000	100%
National Safety Council Chicago, IL	426.5	1,902	100%
Oregon State Bar Lake Oswego, OR	426.5	1,340	100%
Building Owners and Management Association Portland, OR	426.5	1,100	100%
Misc (10)	426.5	3,275	100%
Fossil Operations and Maintenance Information Service (FOMIS)	930.2	9,750	100%
Human Resources Policy Association Washington DC	930.2	7,000	100%
Oregon State Bar Lake Oswego, OR	930.2	5,651	100%
International Swaps and Derivatives Association New York, NY	930.2	5,000	100%
National Association of Cash Handlers and Affiliates Herdon, VA	930.2	3,000	100%
Ethics Officer Association Waltham, MA	930.2	2,500	100%
Geospatial Information & Technology Association Aurora, CO	930.2	2,000	100%
Society for Human Resources Management Baltimore, MD	930.2	1,540	100%
Business Education Impact Portland, OR	930.2	1,500	100%
Illuminating Engineering Society of North America New York, NY	930.2	1,500	100%
Western Labor & Management Public Affairs Committee Portland, OR	930.2	1,500	100%
Project Management Institute Portland, OR	930.2	1,464	100%
Institute for Supply Management Portland, OR	930.2	1,125	100%
Misc (80)	930.2	25,734	100%
		$ 81,499	
COMMERCIAL AND TRADE ORGANIZATIONS			
Associated Oregon Industries Salem, OR	426.5	21,000	100%
Oregon Business Council Portland, OR	426.5	19,924	100%
Oregon Business Association Portland, OR	426.5	10,000	100%
Building Owners/Managers Assn. (BOMA) Portland, OR	426.5	5,300	100%
Citizens Crime Commission Portland, OR	426.5	5,000	100%
Westside Economic Alliance Portland, OR	426.5	5,000	100%
Hispanic Metropolitan Chamber of Commerce Portland, OR	426.5	3,000	100%
Columbia Corridor Association Portland, OR	426.5	2,500	100%
Salem Economic Development Corporation Salem, OR	426.5	2,500	100%
Homebuilders Association of Metro Portland Lake Oswego, OR	426.5	1,690	100%
Gresham Area Chamber of Commerce Gresham, OR	426.5	1,028	100%
Portland Oregon Visitors Association Portland, OR	426.5	1,000	100%
Misc (55)	426.5	21,086	100%
Oregon Economic Development Association Baker City, OR	930.2	10,500	100%
Portland Ambassadors/Regional Economic Development Partners Portland, OR	930.2	10,000	100%
East Metro Economic Alliance Gresham, OR	930.2	1,500	100%
Clackamas County Business Alliance Clackamas, OR	930.2	1,000	100%
CoreNet Atlanta, GA	930.2	1,000	100%
Misc (17)	930.2	5,211	100%
		$ 128,239	
ALL OTHER ORGANIZATIONS			
Illahee Country Club Salem, OR	426.5	14,000	100%
Oregon Golf Club West Linn, OR	426.5	13,460	100%
Oregonians For Food & Shelter Salem, OR	426.5	11,525	100%
Oregon Mentors Portland, OR	426.5	10,000	100%
The Leaders Roundtable Portland, OR	426.5	5,150	100%
The Nature Conservancy Of Oreg Portland, OR	426.5	5,000	100%
Pumpkin Ridge Golf Club North Plains, OR	426.5	4,740	100%
Tualatin Country Club Tualatin, OR	426.5	4,500	100%
Arlington Club Portland, OR	426.5	4,310	100%
City Club of Portland Portland, OR	426.5	3,000	100%
Audobon Society of Portland Portland, OR	426.5	2,500	100%
Oregon Sports Authority Foundation Portland, OR	426.5	2,500	100%
Oregon Trout Portland, OR	426.5	2,500	100%
Three Rivers Land Conservancy Lake Oswego, OR	426.5	1,250	100%
Japan America Society Of Oregon Portland, OR	426.5	1,000	100%
World Affairs Council Of Portland Portland, OR	426.5	1,000	100%
Misc (5)	426.5	1,600	100%
Misc (3)	930.2	700	100%
		$ 88,735	

INSTRUCTIONS: LIST ALL PROPOSED PAYMENTS TO PERSONS OR TO TRUSTS TO PROVIDE PENSIONS FOR EMPLOYEES AND OFFICERS. SHOW ALL ADMINISTRATIVE AND ACTUARIAL COSTS FOR FORMAL PENSION PLAN. GIVE A BRIEF DESCRIPTION OF THE PLAN AND SHOW CHARGES FOR CURRENT SERVICES COSTS, PAST SERVICE COSTS, AND FUTURE SERVICE COSTS. REPORT WHOLE DOLLARS ONLY.

PENSION FUND PAYMENTS MADE TO	ACCOUNT NUMBER	TOTAL AMOUNT	AMT. ASSIGNED TO OREGON
PGE Pension Plan PGE and its actuary are in the process of evaluating the effects of changing conditions in the financial markets on the net periodic pension cost (NPPC), benefit obligations and funding status of PGE's Pension Plan (Plan). It appears that the fair value of Plan assets at December 31, 2004 will be higher than the fair value of Plan assets at December 31, 2003. The primary cause of the increase in value is the higher market value of the portfolio of assets in the Plan trust. Based on PGE's latest evaluation through November 2004, the fair value of Plan assets is expected to remain above the accumulated benefit obligation (ABO); therefore, there is no funding plan in 2005. The projected NPPC for 2005 is expected to provide no impact on income. Cash contributions of $12.9 million are expected to be made to the Employee Retirement Savings Plan in 2005 for matching employee contributions and for direct contributions to certain union employee accounts.			

INSTRUCTIONS: LIST ALL PROPOSED PAYMENTS FOR ADVERTISING THE PURPOSE OF WHICH IS TO AID OR DEFEAT ANY MEASURE BEFORE THE PEOPLE OR TO PROMOTE OR PREVENT THE ENACTMENT OF ANY NATIONAL, STATE, DISTRICT OR MUNICIPAL LEGISLATION. GIVE THE SPECIFIC PURPOSE OF SUCH ADVERTISING, WHEN AND WHERE TO BE PLACED, AND THE ACCOUNT OR ACCOUNTS TO BE CHARGED, REPORT WHOLE DOLLARS ONLY.

Non budgeted at this time.

POLITICAL CONTRIBUTIONS

INSTRUCTIONS: LIST ALL PROPOSED PAYMENTS OR CONTRIBUTIONS TO PERSONS AND ORGANIZATIONS FOR THE PURPOSE OF AIDING OR DEFEATING ANY MEASURE BEFORE THE PEOPLE OR TO PROMOTE OR PREVENT THE ENACTMENT OF ANY NATIONAL, STATE, DISTRICT, OR MUNICIPAL LEGISLATION. THE PURPOSE OF ALL CONTRIBUTIONS OR PAYMENTS SHOULD BE CLEARLY EXPLAINED. REPORT WHOLE DOLLARS ONLY.

The Company is currently budgeting $220,000 for political contributions in 2005, the purpose of which is to fund involvement with political matters affecting the Company's business environment and service territory. These costs are recorded below-the-line and are not included in rates.

INSTRUCTIONS: LIST ALL PROPOSED EXPENDITURES AND MAJOR CONTRACTS FOR THE PURCHASE OR SALE OF EQUIPMENT. GIVE THE NAME AND ADDRESS OF THE PERSON OR ORGANIZATION WITH WHOM IT IS PROPOSED TO HAVE SUCH DEALINGS AND THE ACCOUNT OR ACCOUNTS CHARGED. DESCRIBE FULLY THE EQUIPMENT TO BE PURCHASED OR SOLD. DO NOT REPORT ESTIMATES OF ROUTINE CONSTRUCTION 'ROJECT. LIMIT THE REPORT TO MAJOR CONTRACTS AND EXPENDITURES. REPORT WHOLE DOLLARS ONLY.

NAME AND ADDRESS OF PERSON OR ORGANIZATION, DESCRIPTION OF EQUIPMENT	ACCOUNT NUMBER	TOTAL AMOUNT	AMT. ASSIGNED TO OREGON
Information regarding construction expenditures and major contracts for the purchase of equipment is provided in the attached Construction Budget filed pursuant to OAR 860-27-015. Information regarding the sale of equipment will be provided pursuant to OAR 860-27-025 as applicable.			

INSTRUCTIONS: REPORT ALL PROPOSED EXPENDITURES TO ANY PERSON OR ORGANIZATION HAVING AN AFFILIATED INTEREST FOR SERVICE, ADVICE, AUDITING, ASSOCIATING, SPONSORING, ENGINEERING, MANAGING, OPERATING, FINANCIAL, LEGAL OR OTHER SERVICES. SEE OREGON REVISED STATUTES '57.015 AND 759.010 FOR DEFINITION OF "AFFILIATED INTEREST." GIVE REFERENCE IF SUCH PROPOSED EXPENDITURES HAVE IN THE PAST BEEN APPROVED BY THE COMMISSION. DESCRIBE THE SERVICES TO BE RECEIVED AND THE ACCOUNT OR ACCOUNTS TO BE CHARGED. REPORT WHOLE DOLLARS ONLY.

NAME AND ADDRESS OF PERSON OR ORGANIZATION, DESCRIPTION OF SERVICES	ACCOUNT NUMBER	TOTAL AMOUNT	AMT. ASSIGNED TO OREGON
None.			

THE FOREGOING REPORT MUST BE CERTIFIED BY THE CHIEF ACCOUNTING OFFICER AND BY THE PRESIDENT OR OTHER CHIEF OFFICER OF THE REPORTING COMPANY

WE CERTIFY THAT THIS BUDGET OF EXPENDITURES REPORT HAS BEEN PREPARED UNDER OUR DIRECTION; THAT WE HAVE CAREFULLY EXAMINED THE REPORT AND DECLARE IT TO BE A COMPLETE AND CORRECT ESTIMATE OF COMPANY EXPENDITURES FOR THE COMING YEAR, TO THE BEST OF OUR KNOWLEDGE, INFORMATION AND BELIEF.

SIGNATURE OF PRESIDENT OR OTHER CHIEF OFFICER James J. Piro	DATE 12/28/04
SIGNATURE OF CHIEF ACCOUNTING OFFICER Kirk M. Stevens	DATE 12/28/04

PUBLIC UTILITY COMMISSION OF OREGON
550 CAPITOL ST NE SUITE 215, SALEM, OR 97301-2551

ELECTRIC UTILITY NEW CONSTRUCTION BUDGET FOR 2005

GENERAL NARRATIVE

1. EACH PUBLIC UTILITY OPERATING WITHIN THE STATE OF OREGON AND HAVING GRO SS OPERATING REVENUES OF $50,000 OR MORE PER YEAR IS REQUIRED TO FILE A NEW CONSTRUCTION BUDGET ANNUALLY ON OR BEFORE DECEMBER 1st, AND REPORT INFORMATION ON NEW CONSTRUCTION, EXTENSION, AND NEW ADDITIONS TO PROPERTY OF THE PUBLIC UTILITY IN ACCORDANCE WITH OREGON ADMINISTRATIVE RULE 27-015.
2. THE CONSTRUCTION BUDGET SHOULD BE RETURNED TO THE PUBLIC UTILITY COMMISSION OF OREGON, 550 CAPITOL ST NE, SALEM, OR 97310-1380. NOT LATER THAN DECEMBER 1st OF THE YEAR PRECEDING THAT FOR WHICH THE BUDGET IS MADE.

FULL NAME AND PRINCIPAL ADDRESS OF UTILITY:

PORTLAND GENERAL ELECTRIC
121 S.W. SALMON ST.
PORTLAND, OR 97204

PROJECT NARRATIVE

FOR MAJOR PROJECTS (THE THREE LARGEST PROJECTS IN TERMS OF COST AND ALL PROJECTS GREATER THAN $10 MILLION) A NARRATIVE SUPPLYING THE FOLLOWING INFORMATION IS REQUIRED:

1. PROJECT DESCRIPTION: INCLUDE A BRIEF TECHNICAL SPECIFICATION OF THE PROJECT, OWNERSHIP, IF JOINTLY OWNED, OPERATING DATE, STAGE OF CONSTRUCTION, AND OTHER RELEVANT INFORMATION.
2. NEED FOR THE PROJECT: PROVIDE ALL PREPARED INFORMATION DOCUMENTING THE NEED FOR THE PROJECT, INCLUDING THE SPECIFIC NEED THE PROJECT IS INTENDED TO FILL. ECONOMIC COMPARISONS WITH ALTERNATIVES ARE TO BE PROVIDED. ALL THE UNDERLYING ASSUMPTIONS OF THE ECONOMIC ANALYSES ARE TO BE SPECIFIED.
3. CONTINGENCIES: PROVIDE A LISTING OF EXISTING OR POTENTIAL FUTURE PROBLEMS WHICH MIGHT IMPACT THE FINAL COST OR SUCCESSFUL COMPLETION AND OPERATION OF THE PROJECT, SUCH AS LICENSING PROBLEMS, LABOR DIFFICULTIES, LITIGATION, ETC.
4. RECONCILIATION WITH PRIOR BUDGET: EACH SUCCESSIVE YEAR'S BUDGET CAN BE EXPECTED TO REFLECT DIFFERING ESTIMATES OF PROJECT COSTS AS THE PROJECT PROGRESSES. FOR EACH MAJOR PROJECT, PREPARE A RECONCILIATION WITH THE PRIOR BUDGET'S ESTIMATES AND PROVIDE SPECIFIC REASONS FOR THE CHANGES.

IN ADDITION, PLEASE PROVIDE COPIES OF PREPARED DOCUMENTATION OR PLANS DESCRIBING GENERATION TRANSMISSION, AND GENERAL PLANT PROJECTS EXCEEDING $1,000,000 IN TOTAL COSTS AND FOR WHICH CONSTRUCTION WILL COMMENCE IN THE BUDGET YEAR. *INFORMATION SUBMITTED SHOULD CONTAIN A BRIEF PROJECT DESCRIPTION, LOCATION AND TOTAL COST.*

SCHEDULE A: SOURCES AND USES OF FUNDS (SHOW WHOLE DOLLARS OR THOUSANDS)

USES OF FUNDS	
TOTAL NEW CONSTRUCTION BUDGET (Must agree with total on Schedule B)	$ 286,100
RETIREMENT OF L.T. DEBT	31,200
INCREASE IN NET WORKING CAPITAL	
OTHER:	
1. TROJAN DECOMMISSIONING EXPENDITURES	8,400
2. TROJAN DECOMMISSIONING FUND CONTRIBUTION	14,000
3. DIVIDEND PAYMENT	278,500
4. OTHER	(3,300)
TOTAL USES OF FUNDS	614,900
SOURCES OF FUNDS	
NET FUNDS FROM NET INCOME (AFTER DIVIDEND)	85,800
NET FUNDS FROM DEPRECIATION ACCRUAL	230,200
NET FUNDS FROM DEFERRED INCOME TAX AND ITC	(36,400)
NET FUNDS FROM AFUDC	(9,400)
OTHER	
1. CASH	116,100
2. RECOVERY OF DEFERRED POWER COSTS	19,200
3. TROJAN DECOMMISSIONING COLLECTION	14,000
TOTAL INTERNALLY GENERATED FUNDS FROM OPERATIONS	$ 419,500
SALE OF ASSETS	
DECREASE IN NET WORKING CAPITAL	37,000
ADVANCES FROM AFFILIATED INTEREST	
ISSUE OF L.T. DEBT	150,000
SALE OF COMMON STOCK	
SALE OF PREFERRED STOCK	
OTHER	
1. TROJAN DECOMMISSIONING FUND DRAWDOWN	8,400
TOTAL SOURCES OF FUNDS	$ 614,900

CERTIFICATION: I CERTIFY THAT THE INFORMATION REPORTED IS TRUE AND COMPLETE TO THE BEST OF MY KNOWLEDGE.

SIGNATURE	TITLE	DATE
James J. Piro	Chief Financial Officer	12/30/04

SCHEDULE B: ELECTRIC UTILITY NEW CONSTRUCTION BUDGET (SYSTEM)

INSTRUCTIONS:

1. REPORT SIZE OF MAJOR PRODUCTION PROJECTS ONLY, AND PERCENT OWNERSHIP, SCHEDULED OPERATING DATES, AND EXPENDITURES REQUIRED TO COMPLETE PROJECT FOR MAJOR PRODUCTION, TRANSMISSION, AND GENERAL PLANT PROJECTS.
2. MAJOR PROJECTS ARE DEFINED AS THOSE PROJECTS HAVING A TOTAL ESTIMATED COST TO COMPLETION EXCEEDING $10 MILLION.
3. UNDER DISTRIBUTION, REPORT SPECIFIC LINE ITEM EXPENDITURES FOR THE BUDGET YEAR ONLY. ALL EXPENDITURES FOR DISTRIBUTION FOLLOWING THE BUDGET YEAR SHOULD BE AGGREGATED FOR THE YEAR AND ONLY TOTAL DISTRIBUTION EXPENDITURES REPORTED FOR THE PERIOD.
4. NON-MAJOR PROJECT EXPENDITURES WITHIN EACH CATEGORY SHOULD BE AGGREGATED AND ONLY THE TOTALS REPORTED.
5. REPORT ALL EXPENDITURES IN THOUSANDS OF DOLLARS.

				EXPENDITURES (B.Y.=BUDGET YEAR; B.Y.+1=THE FIRST YEARAFTER THE BUDGET YEAR,ETC.							
DESCRIPTION	SIZE	PERCENT OWNERSHIP %	SCHEDULED OPERATING DATE (MO/YR)	Prior to B.Y. (1)	B.Y.	B.Y. +1 (2)	B.Y. +2 (2)	B.Y. +3 (2)	B.Y. +4 (2)	REQUIRED TO COMPLETE	TOTAL
Major Production Projects:											
Port Westward	414 MW	100.00%	May-07	10,781	105,288	102,909	13,352				232,330
River Mill - Install New Fish Ladder		100.00%	Dec-05	4,382	8,566						12,948
Non-major Production Projects				30,705	22,624	22,875	23,287	23,937	24,643		148,070
Total Production Projects				**45,868**	**136,478**	**125,784**	**36,639**	**23,937**	**24,643**	**0**	**393,348**
Major Transmission Projects											
Port Westward		100.00%	May-07	721	2,783	11,105					14,609
Non-Major Transmission Projects				6,632	11,909	12,041	12,258	12,600	12,972		68,412
Total Transmission Projects				**7,353**	**14,692**	**23,146**	**12,258**	**12,600**	**12,972**	**0**	**83,021**
Distribution											
Station Equipment					11,606						
Poles, Towers and Fixtures					12,233						
Overhead Conductors and Devices					21,538						
Underground Conductors and Devices					28,229						
Underground Conduit					95						
Line Transformers					9,609						
Services					12,855						
Meters					2,338						
Street Lighting and Signal Systems					2,344						
Other: Land and Land Rights					4,500						
Total Distribution				**105,207**	**105,347**	**106,516**	**108,434**	**111,459**	**114,747**	**0**	**661,710**
Major General Plant Projects											
Network Meter Reading				838							838
Peoplesoft for Human Resources				5,414	4,746						10,160
Non-Major General Plant Projects				26,101	24,839	25,115	25,567	26,280	27,055		154,957
Total General Plant Projects				**32,353**	**29,585**	**25,115**	**25,567**	**26,280**	**27,055**	**0**	**165,955**
Total New Construction Budget				**190,781**	**286,102**	**280,561**	**182,897**	**174,276**	**179,417**	**0**	**1,294,034**

(1) Based on 2004 Base Budget with Port Westward added later in the year 2004.

(2) Based on 2005 Budget. *2006, 2007, 2008, 2009 trended for inflation by Global Insight Chained Price Index - Public Utilities - October 2004 with the exception of Major Projects which are current est.*

SCHEDULE B: ELECTRIC UTILITY NEW CONSTRUCTION BUDGET (SYSTEM)

				EXPENDITURES (B.Y.=BUDGET YEAR; B.Y.+1=THE FIRST YEARAFTER THE BUDGET YEAR,ETC.							
DESCRIPTION	SIZE	PERCENT OWNERSHIP %	SCHEDULED OPERATING DATE (MO/YR)	PRIOR TO B.Y.	B.Y.	B.Y. +1	B.Y. +2	B.Y. +3	B.Y. +4	REQUIRED TO COMPLETE	TOTAL
Trojan Decommissioning **											
Independent Spent Fuel Storage Installation		67.50%		3,570	3,283	3,212	3,343	3,545	3,328	41,861	62,142
Non-Major Decommissioning Projects		67.50%		13,509	7,297	287	135	81	0	68,441	89,750
Total Decommissioning Projects				**17,079**	**10,580**	**3,499**	**3,478**	**3,626**	**3,328**	**110,302**	**151,892**

**Decommissioning expenditures are classified as "TROJAN DECOMMISSIONING EXPENDITURES" on Schedule A

Constr n Budget
Major Projects

ID #	Title	Start	End	Amount	Notes
P22111	Peoplesoft for Human Resources	2-Jan-04	31-Dec-05	8,668,754	This project will implement an enterprise Human Resources/Payroll management system and will include migration of existing Human Resources applications to an Integrated Human Resources Management System (HRMS) vendor software package. PGE provided additional detail on this project in a letter to Paul Rossow dated August 10, 2004 referencing 2004 New Construction Report in Attachment B. Variance from 2004 New Construction budget is due to identification of additional modifications during the preliminary stages of the project.
P22889	Port Westward	1-Jan-04	1-May-07	240,913,143	PGE developed an Integrated Resource Plan, in accordance with Oregon PUC requirements, to show how customer needs for energy and capacity would be met in the future at the lowest cost (including risk). Port Westward was submitted as a "self-built" option to satisfy these needs. PGE issued a Request for Proposal to obtain bids from industry sources to meet our energy and capacity requirements. The resultant bids were evaluated, the resources ranked, and a Final Action Plan was filed with the OPUC for acknowledgement. The Commission acknowledged that Port Westward was one of the least cost resources and should be built as a future energy resource for customers. Costs are increasing in 2005 due to construction commencing. This project was not included in the 2004 New Construction budget because it was still in the approval process.

Constr on Budget
Majo Projects

ID #	Title	Start	End	Amount	Notes
18,179	River Mill - Install New Fish Ladder	12-Dec-01	1-Dec-05	7,304,512	Migrating fish in the Clackamas River, which include fish covered by the Endangered Species Act (ESA), must pass the River Mill Dam in both upstream and downstream directions. The presence of listed species requires that PGE consult with NMFS & USFWS to avoid liability for unauthorized take. The existing fish ladder, established as part of the original dam construction in 1912, does provide significant upstream passage. During the ongoing Clackamas River Projects relicensing process, however, PGE has conceded that the existing ladder does not meet current design standards and has agreed that a new design will be utilized for upstream fish passage for the new project license. As part of ESA consultation for a proposed amendment to the current license, a Clackamas River Hydroelectric Project Draft Biological Evaluation has been prepared. Proposed Action 4 in this evaluation proposes construction of the new fish ladder to provide good upstream fish passage and to meet current criteria. The costs are higher in 2005 as that is when the actual construction is set to begin. This was not specifically identified as a major project in the 2004 New Construction budget because the costs did not meet the $10 million threshold. Since that time, cost estimates have been received that were significantly higher than projections causing the budget to be increased. However, this project is currently under evaluation and the final costs may vary from the current budgeted amount. Also, construction may carry over into 2006.

Note: Project costs listed are 100% share, incurred dollars which do not include any corporate overhead costs

Construction Budget
Projects >$1 million Requiring Narrative Descriptions

ID #	Title	Start	End	Amount	Notes
P19837	Yamhill Sub - Increase Capacity	15-Jan-05	1-Nov-06	1,050,013	Increase substation capacity by replacing BR2 and regulator with a 12/16/20 MVA, LTC transformer, replacing busses, and disconnect switches, by adding capacitors to both BR1 and BR2, adding one new 13 kV feeder position, replacing existing distribution drops, building a double circuit line and reconductoring 1700 feet of 2/0 CU and 556 AAC with 795 AAC. The substation reliability will also be improved by replacing the 57 kV line relays, all cap and pin insulators and a 57 kV MOD and by adding SCADA.
P22379	Westside substation - purchase Property	1-Jan-05	31-Dec-05	3,000,000	Purchase approximately 1.9 acres of land at the NW corner of SW Corbett Ave and SW Baker Ave (the juncture of I-5 and I-405) for the construction of a new substation to serve the West Side of downtown Portland.
P22673	Trading Floor Merchant Long Term Project	1-Jan-05	31-Dec-07	2,842,500	This project will purchase software and hardware to replace the current systems used by the trading floor for their Power Trading, Scheduling and Tagging activities.
P22682	Dispatchable Standby Generation program (DSG)	1-Jan-05	31-Dec-06	3,366,000	The strategy behind this DSG program is to provide a least-cost peaking resource using our customers' backup diesel generators. By equiping standby generators with paralleling switchgear, communications, and controls, PGE system dispatchers can remotely start and synchronize all generators in parallel with the PGE grid. When peak capacity resources are needed, PGE requests operation of the generators - then starts and monitors their performance. Parallel operation supplies a customers' facility first, and any excess generator capacity is exported to the grid. This can also be used as reserve capacity.
P22723	Pelton/Round Butte PME - Aquatic Resources	1-Jan-05	31-Dec-08	4,559,349	This project is a requirement of the FERC license to fund the fish passage plan for the Pelton Round Butte Project. Completion of the project is necessary for compliance with the terms and conditions of the license relating to aquatic resources.

Construction Budget
Projects >$1 million Requiring Narrative Descriptions

ID #	Title	Start	End	Amount	Notes
P22771	Pelton/Round Butte PME - Mitigation Fund	1-Jan-05	31-Dec-05	3,715,632	The establishment of this multi-year fund is a requirement of the FERC license for the Pelton Round Butte Project. This fund will be used to support resource protection measures for project-related impacts not otherwise covered by specific license conditions, including projects that enhance and improve wetlands, riparian and riverine habitats, and riparian, aquatic and terrestrial species connectivity that may be affected by thte continued operation of the project.
P22868	Skyline Substation Property Acquisition	1-Jan-05	31-Dec-05	1,500,000	Purchase a substation property around Skyline Boulevard and Springville Road area in 2005. Land in this area has recently been brought inside the Urban Growth Boundary which, when developed will increase the load by about 48 MW. The new capacity installed at Bethany for 2005 service would be able to absorb 28 MVA, leaving tthe region with inadequate capacity to serve another 20MVA load in the Skyline and Forest Park areas.
P22874	Sullivan - Upgrade Electrical system	1-Jan-05	31-Dec-05	2,580,394	This project upgrades or replaces several of the Sullivan Hydroelectric Plant electrical systems. Major components to be upgraded or replaced include lead covered generator cables, 4,160 volt switchgear, generator step-up transformer, overhead generator output conductors, and station service electrical switchgear and MCC. Plant control and protection system will be modified as required to support these upgrades. The existing generator step-up transformer will be relocated to the switchyard and refurbished. It will be retained as a spare transformer for the plant.

Criteria:
Project start date in 2005
Total costs for project $1 million or greater for the life of the project

Note: Project costs listed are 100% share, incurred dollars which do not include any corporate overhead costs
Projects P22723 and P22771 will be jointly owned with Warm Springs Power Enterprise. PGE's ownership share is 66.67%

THIS FILING IS		
Item 1: [X] An Initial (Original) Submission	OR [ ]	Resubmission No. ____

Form 1 Approved
OMB No. 1902-0021
(Expires 6/30/2007)
Form 1-F Approved
OMB No. 1902-0029
(Expires 6/30/2007)
Form 3-Q Approved
OMB No. 1902-0205
(Expires 6/30/2007)

FERC FINANCIAL REPORT
FERC FORM No. 1: Annual Report of Major Electric Utilities, Licensees and Others and Supplemental Form 3-Q: Quarterly Financial Report

These reports are mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1 and 141.400. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider these reports to be of confidential nature

Exact Legal Name of Respondent (Company)	Year/Period of Report
Portland General Electric Company	End of 2004/Q4

Deloitte

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder of
Portland General Electric Company

We have audited the balance sheet—regulatory basis of Portland General Electric Company (the "Company") as of December 31, 2004, and the related statements of income—regulatory basis, retained earnings—regulatory basis, cash flows—regulatory basis, and accumulated other comprehensive income, comprehensive income, and hedging activities—regulatory basis for the year then ended, included on pages 110 through 123 of the accompanying Federal Energy Regulatory Commission Form 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities, and proprietary capital of Portland General Electric Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

This report is intended solely for the information and use of the board of directors and management of Portland General Electric Company and for filing with the Federal Energy Regulatory Commission and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

March 24, 2005

GENERAL INFORMATION

I Purpose

Form 1 is an annual regulatory support requirement under 18 CFR 141.1 for Major public utilities, licensees and others. Form 1-F is an annual regulatory support requirement under 18 CFR 141.2 for Nonmajor public utilities, licensees and others. Form 3-Q is a quarterly regulatory support requirement which supplements Forms 1 and 1-F under 18 CFR 141.400. The reports are designed to collect financial and operational information from major and nonmajor electric utilities, licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. These reports are also considered to be a non-confidential public use forms.

II. Who Must Submit

Each Major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject To the Provisions of The Federal Power Act (18 CFR 101), must submit Form 1 as prescribed in 18 CFR Part 141.1. Each Nonmajor electric utility, licensee or other must submit Form 1-F as prescribed in 18 CFR Part 141.2. Each Major and Nonmajor electric utility licensee or other, must submit Form 3-Q as prescribed in 18 CFR Part 141.400.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds one of the following:
(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

Nonmajor means having in each of the three 'previous calendar years, total annual sales of 10,000 megawatt hours or more

III. What and Where to Submit
(a) Submit Forms 1, 1-F and 3-Q electronically through the Form 1/3-Q Submission Software. Retain one copy of each report for your files.
(b) Respondents may submit the Corporate Officer Certification electronically, or file/mail an original signed Corporate Officer Certification to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE
Washington, DC 20426

(c) Submit, immediately upon publication, four (4) copies of the latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Form 1, Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to the address in III(c) above.

(d) For the Annual CPA certification, submit with the original submission, or within 30 days after the filing date for Form 1, a letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):
(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and
(ii) be signed by independent certified public accountants or an independent licensed public accountant certified or licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 158.10-158.12 for specific qualifications.)

Reference Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

Insert the letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the address indicated at III (b). Use the following form for the letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied. insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of for the year ended on which we have reported separately under date of We have also reviewed schedules of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist

.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from: Public Reference and Files Maintenance Branch Federal Energy Regulatory Commission 888 First Street, NE. Room 2A ED-12.2 Washington, DC 20426 (202).502-8371

IV. When to Submit:

Submit Form 1 according to the filing dates contained in section 18 CFR 141.1 of the Commission's regulations. Submit Form 1-F according to the filing dates contained in section 18 CFR 141.2 of the Commission's regulations. Submit Form 3-Q according to the filing dates contained in section 18 CFR 141.400 of the Commission's regulations.

V. Where to Send Comments on Public Reporting Burden.

The public reporting burden for the Form 1 collection of information is estimated to average 1,144 hours per response, including the time for reviewing instructions, searching existing data souces, gathering and maintaining the data-needed, and completing and reviewing the collection of information.public reporting burden for the Form 1-F collection of information is estimated to average 112 hours per response. The public reporting burden for the Form 3-Q collection of information is estimated to average 150 hours per response. Send comments regarding these burden estimates or any aspect of these collections of information, including suggestions for reducing burden, to the Federal Energy Regulatory Commission, 888 First Street NE, Washington, DC 20426 (Attention: Mr. Michael Miller, ED-30); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if any collection of information does not display a valid control number (44 U.S.C. 3512 (a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting period, and use for statement of income accounts the current year's year to date amounts.

III Complete each question fully and accurately, even if it has been answered in a previous report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2 and 3.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below).

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII For any resubmissions, submit the electronic filing using the Form 1/3-Q software and send a letter identifying which pages in the form have been revised. Send the letter to the Office of the Secretary.

VIII. Do not make references to reports of previous periods/years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous period/year, the figures reported must be based upon those shown by the report of the previous period/year, or an appropriate explanation given as to why the different figures were used.

Definitions for statistical classifications used for completing schedules for transmission system reporting are as follows:

FNS - Firm Network Transmission Service for Self. "Firm" means service that can not be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. "Network Service" is Network Transmission Service as described in Order No. 888 and the Open Access Transmission Tariff. "Self" means the respondent.
FNO - Firm Network Service for Others. "Firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. "Network Service" is Network Transmission Service as described in Order No. 888 and the Open Access Transmission Tariff.
LFP - for Long-Term Firm Point-to-Point Transmission Reservations. "Long-Term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. "Point-to-Point Transmission Reservations" are described in Order No. 888 and the Open Access Transmission Tariff. For all transactions identified as LFP, provide in a footnote the termination date of the contract defined as the earliest date either buyer or seller can unilaterally cancel the contract.
OLF - Other Long-Term Firm Transmission Service. Report service provided under contracts which do not conform to the terms of the Open Access Transmission Tariff. "Long-Term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as OLF, provide in a footnote the termination date of the contract defined as the earliest date either buyer or seller can unilaterally get out of the contract.
SFP - Short-Term Firm Point-to-Point Transmission Reservations. Use this classification for all firm point-to-point transmission reservations, where the duration of each period of reservation is less than one-year.
NF - Non-Firm Transmission Service, where firm means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions.
OS - Other Transmission Service. Use this classification only for those services which can not be placed in the above-mentioned classifications, such as all other service regardless of the length of the contract and service form. Describe the type of service in a footnote for each entry.
AD - Out-of-Period Adjustments. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting periods. Provide an explanation in a footnote for each adjustment.

DEFINITIONS

I. Commision Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r

Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ... (3) . corporation' means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) 'Person' means an individual or a corporation;

(5) 'Licensee, means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) 'municipality means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power; ......

(11) "project' means. a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered

(a) To make investigations and to collect and record data concerning ;he utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development -costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special" reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the -proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies".10

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the "form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be field..."

GENERAL PENALTIES

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act .... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing .... "

FERC FORM NO. 1/3-Q:
REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION

01 Exact Legal Name of Respondent Portland General Electric Company	02 Year/Period of Report End of 2004/Q4
03 Previous Name and Date of Change *(if name changed during year)* / /	
04 Address of Principal Office at End of Period *(Street, City, State, Zip Code)* 121 SW Salmon Street, Portland, OR 97204	
05 Name of Contact Person Kirk M. Stevens	06 Title of Contact Person Controller and Assistant Trea
07 Address of Contact Person *(Street, City, State, Zip Code)* 121 SW Salmon Street, Portland, OR 97204	

08 Telephone of Contact Person, *Including Area Code* (503) 464-7121	09 This Report Is (1) ☒ An Original (2) ☐ A Resubmission	10 Date of Report *(Mo, Da, Yr)* / /

ANNUAL CORPORATE OFFICER CERTIFICATION

The undersigned officer certifies that:

I have examined this report and to the best of my knowledge, information, and belief all statements of fact contained in this report are correct statements of the business affairs of the respondent and the financial statements, and other financial information contained in this report, conform in all material respects to the Uniform System of Accounts.

01 Name James J. Piro 02 Title EVP, Finance and CFO	03 Signature James J. Piro	04 Date Signed *(Mo, Da, Yr)* 03/30/2005

Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.

Name of Respondent Portland General Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year/Period of Report End of 2004/Q4

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Accumulated Deferred Income Taxes-Other Property	274-275	
38	Accumulated Deferred Income Taxes-Other	276-277	
39	Other Regulatory Liabilities	278	
40	Electric Operating Revenues	300-301	
41	Sales of Electricity by Rate Schedules	304	
42	Sales for Resale	310-311	
43	Electric Operation and Maintenance Expenses	320-323	
44	Purchased Power	326-327	
45	Transmission of Electricity for Others	328-330	
46	Transmission of Electricity by Others	332	
47	Miscellaneous General Expenses-Electric	335	
48	Depreciation and Amortization of Electric Plant	336-337	
49	Regulatory Commission Expenses	350-351	
50	Research, Development and Demonstration Activities	352-353	
51	Distribution of Salaries and Wages	354-355	
52	Common Utility Plant and Expenses	356	None
53	Monthly Transmission System Peak Load	400	
54	Electric Energy Account	401	
55	Monthly Peaks and Output	401	
56	Steam Electric Generating Plant Statistics (Large Plants)	402-403	
57	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	
58	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	None
59	Generating Plant Statistics (Small Plants)	410-411	
60	Transmission Line Statistics	422-423	
61	Transmission Lines Added During Year	424-425	
62	Substations	426-427	
	Stockholders' Reports Check appropriate box: [ ] Four copies will be submitted [X] No annual report to stockholders is prepared		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

Kirk M. Stevens
Controller and Assistant Treasurer
121 SW Salmon Street
Portland, OR 97204

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Oregon - Incorporated July 25, 1930

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Property of respondent was not so held during the year.

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

The respondent is engaged in the generation, purchase, transmission, distribution, and retail sale of electricity in the State of Oregon. The respondent also sells electricity and natural gas in the wholesale market to utilities and power marketers located throughout the western United States.

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

Enron Corp. is the sole common stockholder and parent of Portland General Electric Company.

Name of Respondent Portland General Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year/Period of Report End of 2004/Q4

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	121 SW Salmon Street Corporation	Company has leased the	100	
2		headquarters complex in		
3		Portland, Oregon and sub-		
4		leases the complex to		
5		Respondent.		
6				
7	Portland General Transport Corporation	Sale of Segmented gas	100	
8		pipeline capacity - currently		
9		inactive		
10				
11	World Trade Center Northwest Corporation	Company is the holder of the	100	
12	(A wholly-owned subsidiary of 121 SW Salmon	World Trade Center Franchise		
13	Street Corporation)			
14				
15	Salmon Springs Hospitality Group	Company provides food	100	
16		catering services.		
17				
18	Portland General Resource Development, Inc.	Company invests in generating	100	
19		plant and equipment.		
20				
21	Integrated Utility Solutions	Energy efficiency programs	100	
22		and electrical construction		
23		and maintenance of distri-		
24		bution systems to utilities.		
25		-currently inactive		
26				
27				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	Chief Executive Officer and President	Peggy Y. Fowler	
2	Executive Vice President, Finance, Chief Financial	James J. Piro	
3	Officer and Treasurer		
4	Vice President, General Counsel and Secretary	Douglas R. Nichols	
5	Vice President, Nuclear and Power Supply/Generation	Stephen M. Quennoz	
6	Vice President, Customer Service and Delivery	Stephen R. Hawke	
7	Vice President, Administration	Arleen N. Barnett	
8	Vice President, Customers and	Ronald W. Johnson	
9	Economic Development		
10	Vice President, Power Operations and	James F. Lobdell	
11	Resource Planning		
12	Vice President, Regulatory Affairs and	Pamela G. Lesh	
13	Strategic Planning		
14	Vice President, Distribution	Joe A. McArthur	
15	Vice President, Public Policy	Carol A. Dillin	
16	Executive Vice President, Public Policy and	Frederick D. Miller	
17	Consumer Services		
18	Vice President, Residential and Business Services	Christopher D. Ryder	
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FOOTNOTE DATA

Schedule Page: 104 Line No.: 15 Column: b

Appointed to position February 1, 2004

Schedule Page: 104 Line No.: 16 Column: b

Retired from position March 31, 2004

Schedule Page: 104 Line No.: 18 Column: b

Resigned from position April 3, 2004

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	John W. Ballantine, Private Investor	Chicago, Illinois
2	Robert S. Bingham, Consultant	New York, New York
3	Kroll Zolfo Cooper, LLC	
4	Peggy Y. Fowler, Chief Executive Officer and President of	Portland, Oregon
5	Portland General Electric Company	
6	Corbin A. McNeill, Jr., Chair of the Board	Jackson Hole, Wyoming
7	Raymond S. Troubh, Financial Consultant	New York, New York
8	Robert H. Walls, Jr., Executive Vice President and	Houston, Texas
9	General Counsel of Enron Corp.	
10		
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12	Resignations:	
13	Raymond M. Bowen, Jr., Executive Vice President,	Houston, Texas
14	Chief Financial Officer and Treasurer of Enron Corp.	
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Schedule Page: 105 Line No.: 1 Column: a

Appointed as Director February 1, 2004

Schedule Page: 105 Line No.: 4 Column: a

Resigned as Chair of the Board January 31, 2004

Schedule Page: 105 Line No.: 6 Column: a

Appointed as Director February 1, 2004 and is Chair of the Board

Schedule Page: 105 Line No.: 7 Column: a

Appointed as Director April 1, 2004

Schedule Page: 105 Line No.: 13 Column: a

Resigned from position October 1, 2004

Name of Respondent	This Report Is:	Date of Report	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

IMPORTANT CHANGES DURING THE QUARTER/YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.
13. Describe fully any changes in officers, directors, major security holders and voting powers of the respondent that may have occurred during the reporting period.
14. In the event that the respondent participates in a cash management program(s) and its proprietary capital ratio is less than 30 percent please describe the significant events or transactions causing the proprietary capital ratio to be less than 30 percent, and the extent to which the respondent has amounts loaned or money advanced to its parent, subsidiary, or affiliated companies through a cash management program(s). Additionally, please describe plans, if any to regain at least a 30 percent proprietary ratio.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

1. None

2. None

3. None

4. None

5. None

6. On May 24, 2004, PGE completed two new revolving credit facilities with a group of commercial banks totaling $150 million, consisting of a $50 million 364-day facility and a $100 million three-year facility. These facilities, both of which are unsecured, replaced an expired $150 million 364-day secured revolving credit facility. PGE is authorized under FERC Docket No. ES03-34-000 dated May 16, 2003 to issue up to $550 million in short-term debt. PGE is authorized under Oregon Public Utility Commission Order No. 04-247 dated May 11, 2004 to borrow up to $150 million under two separate revolving credit agreements.

7. None

8. PGE employees represented by Local Union No. 125 of the International Brotherhood of Electrical Workers (IBEW) voted in favor of a new five-year agreement, which is effective for the period March 1, 2004 through February 28, 2009. The agreement approved by the workers provides a 1 percent wage increase in 2004; 3 percent increases in 2005, 2006 and 2007; and a 2 percent increase in March 2008 and a second 2 percent increase in September 2008 (the final year of the contract). The agreement also provides improved retirement and retiree health benefits for the duration of the agreement.

9. Legal Proceedings:

Citizens' Utility Board of Oregon v. Public Utility Commission of Oregon and Utility Reform Project and Colleen O'Neill v. Public Utility Commission of Oregon, Marion County Oregon Circuit Court, the Court of Appeals of the State of Oregon, the Oregon Supreme Court.

Following the closing of Trojan, PGE, in its 1993 general rate filing, sought OPUC approval to recover through rates future decommissioning costs and full recovery of, and a rate of return on, its Trojan investment. PGE's request was challenged and PGE requested from the OPUC a Declaratory Ruling (Docket DR 10) regarding recovery of the Trojan investment and decommissioning costs. In August 1993, the OPUC issued a Declaratory Ruling in PGE's favor, citing an opinion issued by the Oregon Department of Justice (Attorney General) that current law gave the OPUC authority to allow recovery of, and a return on, its Trojan investment and future decommissioning costs. The Declaratory Ruling was appealed to the Marion County Circuit Court, which upheld the OPUC in November 1994. The Citizens' Utility Board (CUB) appealed the decision to the Oregon Court of Appeals.

In PGE's 1995 general rate case (Docket UE 88), the OPUC issued an order (1995 Order) granting PGE full recovery of Trojan decommissioning costs and 87% of its remaining undepreciated investment in the plant. The Utility Reform Project (URP) filed an appeal of the 1995 Order to the Marion County Circuit Court, alleging that the OPUC lacked authority to allow PGE to recover Trojan costs through its rates. The CUB also filed an appeal to the Marion County Circuit Court challenging the portion of the 1995 Order that authorized PGE to recover a return on its remaining undepreciated investment in Trojan.

In April 1996, the Marion County Circuit Court issued a decision that contradicted the Court's November 1994 ruling. The 1996 decision found that the OPUC could not authorize PGE to collect a return on its undepreciated investment in Trojan. The 1996 decision was appealed to the Oregon Court of Appeals, where it was consolidated with the earlier appeal of the 1994 decision.

In June 1998, the Oregon Court of Appeals ruled that the OPUC does not have the authority to allow PGE to recover a rate of return on its undepreciated investment in Trojan, but upheld the OPUC's authority to allow PGE's recovery of its undepreciated investment in Trojan and its costs to decommission Trojan (1998 Decision). The court remanded the matter to the OPUC for reconsideration of its 1995 Order in light of the court's decision.

In August 1998, PGE filed a Petition for Review with the Oregon Supreme Court seeking review of that portion of the 1998 Decision relating to PGE's return on its undepreciated investment in Trojan. The URP filed a Petition for Review with the Oregon Supreme Court seeking review of that portion of the 1998 Decision relating to PGE's recovery of its undepreciated investment in Trojan.

In September 2000, PGE, CUB, and the OPUC Staff settled proceedings related to PGE's recovery of its investment in the Trojan plant (Settlement). The URP did not participate in the Settlement and filed a complaint and requested a hearing with the OPUC, challenging PGE's application for approval of the accounting and ratemaking elements of the Settlement.

In March 2002, after a full contested case hearing (Docket UM 989), the OPUC issued an order (Settlement Order) denying all of URP's challenges and approving PGE's application for the accounting and ratemaking elements of the Settlement. URP appealed the Settlement Order to the Marion County Circuit Court.

On November 19, 2002, the Oregon Supreme Court dismissed PGE's and URP's Petitions for Review of the 1998 Decision. As a result, the 1998 Decision stands and the remand of the 1995 Order to the OPUC became effective.

In regards to the URP's appeal of the March 2002 Settlement Order, on November 7, 2003, the Marion County Circuit Court issued an opinion remanding the case to the OPUC for action to reduce rates or order refunds. The opinion does not specify the amount or timeframe of any reductions or refunds. On February 9, 2004, PGE appealed this opinion to the Oregon Court of Appeals. The OPUC has also appealed.

On March 3, 2004, the OPUC re-opened Dockets DR 10, UE 88, and UM 989 and issued a notice of a consolidated procedural conference before an administrative law judge to determine what proceedings are necessary to comply with the Court of Appeals and Marion County Circuit Court orders remanding this matter to the OPUC. On August 31, 2004, the administrative law judge issued an Order defining the scope of the proceedings necessary to comply with the Marion County Circuit Court orders remanding this matter to the OPUC. On October 18, 2004, the OPUC affirmed the August 31, 2004 Order.

On December 20, 2004, the URP and Class Action Plaintiffs (see Dreyer case below) filed an application with the OPUC for reconsideration of the OPUC's October 18, 2004 Order. On February 11, 2005, the OPUC denied reconsideration.

Dreyer, Gearhart and Kafoury Bros., LLC v. Portland General Electric Company, Marion County Circuit Court Case No. 03C 10639; and Morgan v. Portland General Electric Company, Marion County Circuit Court Case No. 03C 10640.

On January 17, 2003, two class action suits were filed in Marion County Circuit Court against PGE on behalf of two classes of electric service customers. The Dreyer case seeks to represent current PGE customers that were customers during the period from April 1, 1995 to October 1, 2001 (Current Class) and the Morgan case seeks to represent PGE customers that were customers during the period from April 1, 1995 to October 1, 2001, but who are no longer customers (Former Class, together with the Current Class, the Class Action Plaintiffs). The suits seek damages of $190 million for the Current Class and $70 million for the Former Class, from the inclusion of a return on investment of Trojan in the rates PGE charges its customers.

On April 28, 2004, the plaintiffs filed a Motion for Partial Summary Judgment and on July 30, 2004, PGE also moved for Summary Judgment in its favor on all of Class Action Plaintiffs' claims. On December 14, 2004, the Judge granted the Plaintiffs' motion for Class Certification and Partial Summary Judgment and denied PGE's motion for Summary Judgment. PGE filed a proposed order certifying the issue for an interlocutory appeal. An order rejecting the proposed order was entered on February 1, 2005. On March 3, 2005, PGE filed a Petition for a Writ of Mandamus with the Oregon Supreme Court asking the Court to take jurisdiction and command the trial Judge to dismiss the complaints or to show cause why they should not be dismissed.

David Kafoury, an individual, and Kafoury Brothers, LLC, an Oregon Limited Liability Corporation, each as representative of class, etc. v. Portland General Electric Company, Multnomah County Circuit Court for the State of Oregon, Case No. 0501-00627

On January 18, 2005, David Kafoury and Kafoury Brothers, LLC filed a class action lawsuit in Multnomah County Circuit Court against PGE on behalf of all PGE customers who were billed on their electric bills and paid amounts for Multnomah County Business Income Taxes (MBIT) after 1996. The plaintiffs allege that during the period 1997 through the third quarter 2004, PGE collected in excess of $6 million from its customers for MBIT that was never paid to Multnomah County. The charges were billed and collected under OPUC rules that allow utilities to collect taxes imposed by the county. As a member of Enron's consolidated income tax return, PGE paid the tax it collected to Enron. The plaintiffs seek a judgment against PGE for restitution of MBIT collected from customers. Plaintiffs also seek interest, recoverable costs, and reasonable attorney fees. The Plaintiffs filed an amended complaint on February 25, 2005, adding claims for fraud, unjust enrichment, conversion, statutory violations, and seeking punitive damages. On February 24, 2005, PGE requested a declaratory ruling from the OPUC on this matter.

Gordon v. Reliant Energy, Inc./Duke Energy Trading and Marketing, et al v. Arizona Public Service Company, et al, Superior Court of the State of California for the County of San Diego, Proceeding Nos. 4204 and 4205. In re Wholesale Electricity Antitrust Cases I & II, USDC Southern District of California, Case Nos. CV02-990, 1000, 1001; USCA Ninth Circuit Court of Appeals, Case No. 02-57200, et al.

On December 24, 2001, numerous individuals, businesses, and California cities, counties, and other governmental entities filed a consolidated Master Complaint in their class action law suits (Wholesale Electricity Antitrust Cases) in California state court against various individuals, utilities, generators, traders, and other entities, including Duke Energy Trading and Marketing, LLC; Duke Energy Morro Bay, LLC; Duke Energy Moss Landing, LLC; Duke Energy South Bay, LLC and Duke Energy Oakland, LLC (Duke Parties), and Reliant Energy Services, Inc., Reliant Ormond Beach, Inc., Reliant Energy Etiwanda, Inc., Reliant Energy Ellwood, Inc., Reliant Energy Mandalay, Inc., and Reliant Energy Coolwater, Inc. (Reliant Parties), alleging that activities related to the purchase and sale of electricity in California in 2000 and 2001 violated California antitrust and unfair competition laws. The complaint seeks, among other things, restitution of all funds acquired by means that violate the law and payment of treble damages, interest, and penalties.

On April 23, 2002, the Duke Parties filed a cross complaint against PGE and other utilities, generators, traders and other entities not named in the Wholesale Electricity Antitrust Cases (Cross-defendants), alleging that they participated in the purchase and sale of electricity in California during 2000-2001 and seeking complete indemnification and/or partial equitable indemnity on a comparative fault basis for any liability that the Court may impose on the Duke Parties under the Wholesale Electricity Antitrust Cases. Legal and equitable relief is sought, with no specific monetary amount claimed. The Reliant Parties have filed a similar cross complaint against PGE and the other Cross-defendants. The cases were removed to Federal Court by certain parties. The Duke Parties, Reliant Parties, and Cross-defendants have stipulated to place the cross complaints in abeyance until 30 days after a ruling on their motions to dismiss the Master Complaint by either the California state courts or the federal courts.

On December 13, 2002, the United States District Court signed an order granting the plaintiff's motions to remand the cases to the California state court. The Duke and Reliant Parties filed an appeal to the United States Ninth Circuit Court of Appeals. On February 20, 2003, the United States Court of Appeals for the Ninth Circuit issued an Order deciding it had jurisdiction to hear the appeals from the District Court's December 13, 2002 remand order. The Ninth Circuit also issued a stay of the remand order pending the outcome of the appeals. The Ninth Circuit issued its opinion affirming the District Court's order on remand on December 8, 2004, but ordered the District Court to dismiss the federal defendants. PGE is not one of those defendants.

As stated above, the cross complaint against PGE will be continued in abeyance until 30 days after a ruling is entered on the Reliant and Duke Parties' motions to dismiss the Master Complaint.

Port of Seattle vs. Avista Corporation, Avista Energy, Inc., El Paso Electric Company, Idacorp, Inc., Idaho Power Co., Pacificorp, Portland General Electric Company, Powerex Corporation, PPL Montana, LLC, Puget Energy, Inc., Puget Sound Energy, Inc., Scottish Power, PLC, Sempra Energy, Sempra Energy Resources, Sempra Energy Trading Corp., Transalta Corporation, Transalta Energy Marketing, Inc. United States District Court for the Western District of Washington, Case No. CV03-1170P.

On May 21, 2003, the Port of Seattle, Washington (Port) filed a complaint in the U.S. District Court for the Western District of Washington against PGE and sixteen other companies (Defendants) alleging violation of both the Sherman Act and the Racketeer Influenced and Corrupt Organization Act, fraud, and, with respect to Puget Energy, Inc. and Puget Sound Energy, Inc., breach of contract. The complaint alleges that the price of electric energy purchased by the Port between November 1997 and June 2001 under a contract with Puget Sound Energy, Inc. was unlawfully fixed and artificially increased through various actions alleged to have been undertaken in the Pacific Northwest power markets among Defendants and Enron Corp., Enron Energy Services, Inc., Enron North America Corp., Enron Power Marketing, Inc., and others. The complaint alleges actual damages of $30.5 million suffered by the Port and seeks recovery of that amount, plus punitive damages and reasonable attorney fees. On December 4, 2003, this case was transferred to the Southern District of California for consolidation with the Wholesale Electricity Antitrust Cases I and II (Case No. CV02-990, 1000, 1001) discussed above.

On May 12, 2004, the Court entered an order dismissing the case based on federal preemption of state law claims, the exclusive jurisdiction of the FERC over electricity markets, and the "filed rate doctrine" that holds that rates approved by a governing regulatory agency are reasonable and unassailable in judicial proceedings brought by ratepayers. The plaintiffs in this case have appealed the Court's decision to the United States Ninth Circuit Court of Appeals.

<u>People of the State of Montana, *ex rel.* Mike McGrath, Attorney General of the State of Montana; Flathead Electric Cooperative, Inc., and Does 1 through 100, inclusive v. Williams Energy Marketing and Trading Company; Reliant Energy Services, Inc; Duke Energy Trading and Marketing, LLC; Mirant Corporation; Enron Energy Services, Inc.; Enron Power Marketing, Inc., Morgan Stanley Capital Group, Inc.; Powerex; El Paso Merchant Energy; American Electric Power; Avista Corporation; Portland General Electric Company; BP Energy; Goldman Sachs Group, Inc. and Does 1 through 100, Inclusive</u>, Montana First Judicial District, Lewis and Clark County

On June 30, 2003, the Montana Attorney General filed a complaint in Montana state court against PGE and numerous named and unnamed generators, suppliers, traders, and marketers of electricity and natural gas in Montana. The Complaint alleges unfair and deceptive trade practices in violation of the Montana Unfair Trade and Practices and Consumer Protection Act, deception, fraud and intentional infliction of harm arising from various actions alleged to have been undertaken in the western wholesale electricity and natural gas markets during 2000 and 2001. The relief sought includes injunctive relief to prohibit the unlawful practices alleged, treble damages, general damages, interest, and attorney fees. No monetary amount is specified. The case was removed to U.S. District Court of Montana in July 2003 then remanded back to Montana state court in November 2003. The case is pending in state court while investigation is underway by the Montana Public Service Commission (MPSC) in Docket No. D2004.2.21. PGE is not included in the MPSC proceeding and has not yet been served in the state court case.

<u>Wah Chang, a division of TDY Industries, Inc. v. Avista Corporation, Avista Energy, Inc., Avista Power, LLC, Dynegy Power Marketing, Inc., El Paso Electric Company, IDACORP, Inc., Idaho Power Company, IDACORP Energy L.P., Portland General Electric Company, Powerex Corporation, Puget Energy, Inc., Puget Sound Energy, Inc., Sempra Energy, Sempra Energy Resources, Sempra Energy Trading Corp., Williams Power Company, Inc.,</u> United States District Court for the District of Oregon, Case No. 04-CV-00619-AS.

On May 5, 2004, Wah Chang, a division of TDY Industries (Wah Chang), filed a complaint in the U.S. District Court for the District of Oregon against PGE and fifteen other companies (Defendants) alleging that practices among the Defendants and/or Enron and others involving the generation, purchase, sale and transmission of electric energy, beginning in 1998 and continuing through 2001, were designed to communicate false or misleading information to participants in the energy market with the purpose of causing a shortage or appearance of a shortage in the generation of electricity, the appearance of congestion in the transmission of electricity, illegally raising the price of electricity, and fraudulently concealing illegal activities, all in violation of Federal and state antitrust statutes, the Racketeer Influenced and Corrupt Organization Act and for wrongful interference with their purchase contracts with PacifiCorp. No specific facts as to PGE's activities are alleged. Wah Chang seeks compensatory ($30 million) and treble damages.

On February 11, 2005, the Court entered an order dismissing the case based on federal preemption of state law claims, the exclusive jurisdiction of the FERC over electricity markets, and the "filed rate doctrine" that holds that rates approved by a governing regulatory agency are reasonable and unassailable in judicial proceedings brought by ratepayers.

<u>City of Tacoma, Department of Public Utilities, Dreyer, Light division v. American Electric Power Service Corporation, Quila Holdings, LLC, Aquila Power Corporation, Arizona Public Service Company, Automated Power Exchange, Inc., Avista Corporation, et. al., United States District Court for the Western District of Washington, Case No. C07-5325 RBL.</u>

On June 7, 2004, the City of Tacoma, Washington filed a complaint in the U.S. District Court for the Western District of Washington against PGE and fifty-five other companies (Defendants) alleging that sometime during or before May 2000 and continuing through at least the end of 2001, the Defendants, acting in concert with some or all of thirty non-party co-conspirators, engaged in a pattern of activities involving the generation, purchase, sale and transmission of electric energy that violated the Sherman Antitrust Act and damaged the City of Tacoma in an amount estimated to exceed $175,000,000. No specific facts as to PGE's activities are alleged. The City of Tacoma seeks recovery of three times the amount of actual damages proved at trial. PGE contends this lawsuit is precluded by the 2003 settlement of FERC Docket No. EL02-114, under which PGE paid Tacoma $1.1 million and for which PGE obtained a complete release from all claims related to electricity prices during 2000-2001 from the California Parties, the City of Tacoma, and others.

On February 11, 2005, the Court entered an order dismissing the case based on federal preemption of state law claims, the exclusive jurisdiction of the FERC over electricity markets, and the "filed rate doctrine" that holds that rates approved by a governing regulatory agency are reasonable and unassailable in judicial proceedings brought by ratepayers.

Portland General Electric Company v. Hardy Meyers, In His Official Capacity as Attorney General of the State of Oregon, United States District Court for the District of Oregon, Case No. 03-1641-HA, and State of Oregon, ex rel Hardy Meyers, Attorney General for the State of Oregon v. Portland General Electric Company, Multnomah County Oregon Circuit Court, Case No. 0312-13473

On November 26, 2003, PGE filed a complaint for Declaratory Relief in U.S. District Court for the District of Oregon seeking to end the Oregon Attorney General's investigation into the Company's participation in wholesale power trading markets related to the California energy crisis of 2000-2001. The complaint is based on Federal preemption grounds and judicial estoppel because the State of Oregon, through the OPUC, has settled with the Company on these issues.

On December 16, 2003, the Oregon Attorney General filed in the Multnomah County Oregon Circuit Court a Motion for Order to Show Cause why the Company should not comply with the Oregon Attorney General's investigation. The motion was removed to the U.S. District Court for the District of Oregon, and the same District Court Judge was assigned to both cases. On July 30, 2004 the District Court Judge dismissed the PGE Case without prejudice on the basis that the case is not ripe for review, and remanded the Attorney General Case to the Multnomah County Oregon Circuit Court on the basis that the state investigation is not a civil case over which the U.S. District Court has jurisdiction.

On August 18, 2004, PGE appealed the ruling on the PGE Case to the United States Ninth Circuit Court of Appeals.

On September 3, 2004, the Multnomah County Oregon Circuit Court ruled in favor of the Attorney General, but, on September 13, 2004, granted PGE's motion to stay enforcement of the decision for 90 days. On September 10, 2004, PGE appealed the Multnomah County Court decision in favor of the Attorney General to the Oregon Court of Appeals. On September 30, 2004, PGE filed a motion with the Oregon Court of Appeals for an expedited appeal and an extension of the stay. On October 19, 2004 the Oregon Court of Appeals granted PGE's motions. On November 2, 2004, the Oregon Attorney General filed a Motion for Reconsideration, which was denied on January 25, 2005.

Robert and Julie Remington, et al v. Northwestern Energy, L.L.C.; PPL Montana, LLC; Puget Sound Energy, Inc.; Avista Energy, Inc.; Pacific Energy GP, Inc.; Pacific Energy Group LLC.; Touch America Holdings, Inc.; PacifiCorp; Bechtel Construction Operations Incorporated; Western Energy Company; Portland General Electric Company; and John Does 1-20, Montana Second Judicial District, Silver Bow County, Case No. DV 03-88

On May 5, 2003, Robert and Julie Remington and forty-eight other individuals, unions and businesses filed a suit against PGE and the other owners, designers and operators of the Colstrip coal-fired electric generation plants (Colstrip Project) in Montana alleging that holding and settling ponds at the Colstrip Project have leaked and contaminated groundwater. The plaintiffs allege nuisance, trespass, unjust enrichment, fraud, and negligence, and seek a declaratory judgment of nuisance and trespass, an order that the nuisance be abated, and an unspecified amount for damages, disgorgement of profits, and punitive damages.

Portland General Electric Company v. International Brotherhood of Electrical Workers, Local No. 125 (Union Grievances). Multnomah County Circuit Court for the State of Oregon, Case No. 0205-05132.

In November 2001, grievances were filed by several members of the International Brotherhood of Electrical Workers (IBEW) Local 125, the bargaining unit representing PGE's union workers, with respect to losses in their pension/savings plan attributable to the collapse of the price of Enron's stock. The grievances, which allege that the losses were caused by Enron's manipulation of the stock, seek binding arbitration under Local 125's collective bargaining agreement on behalf of all present and retired bargaining unit members. The grievances do not specify an amount of claim, but rather request that the present and retired members be made whole. On May 24, 2002, PGE filed a Motion for Declaratory Relief in the Multnomah County Circuit Court for the State of Oregon, seeking a declaratory ruling that the grievances are not subject to arbitration under the collective bargaining agreement, that the grievances are preempted by ERISA, and that the conduct complained of is directed against Enron, not PGE.

On May 28, 2003, PGE filed a motion for summary judgment. On August 14, 2003, the Court granted PGE's motion for summary judgment finding that the grievances are not subject to arbitration. A final judgment was entered on October 6, 2003. On October 22, 2003, the IBEW filed an appeal to the Oregon Court of Appeals.

10. None

11. Pursuant to FERC Order No. 627, the following information about trading activities is provided.

Trading Activities Accounted for at Fair Value

PGE trading activities utilize electricity forward, swap, and option contracts and natural gas forward, swap, option, and futures contracts to participate in electricity and natural gas markets. Valuation of these instruments reflects management's best estimates of market prices, including closing NYMEX and over-the-counter quotations, time value of money, and volatility factors underlying the commitments. At December 31, 2004, all energy trading contracts have a maturity of one year or less. In early 2005, PGE discontinued its trading activities; existing trading transactions will continue to settle through December 31, 2005.

The following tables indicate fair value, and changes in fair value, of PGE's trading contracts in 2004 and 2003, as well as the source of the fair value of the unrealized gain at December 31, 2004 (in millions):

	Unrealized Gain (Loss)	
	2004	2003
Unrealized gain (loss) of contracts as of January 1	$ -	$ (1)
Less contracts realized during year:		
Contracts entered in prior years	-	-
Contracts entered in current year	-	(1)
Change in fair value attributable to market changes:		
Contracts entered in prior years	-	-
Contracts entered in current year	1	2
Unrealized gain (loss) of contracts as of December 31	$ 1	$ -

Source of Fair Value At December 31, 2004	Unrealized Gain on Trading Contracts at Year End Maturity 0 - 6 mos.	Maturity 6 - 12 mos.	Maturity over 1 yr.	Total Unrealized Gain
Prices actively quoted	$ 1	$ -	$ -	$ 1
Prices provided by other external sources	-	-	-	-
Prices based on models and other valuation methods	-	-	-	-

12. None

13. Changes in Officers, Directors, Major Security Holders and Voting Powers:

Officer Changes

For Officer changes during 2004, see page 104 and related footnotes.

Director Changes

John W. Ballantine, a Director of PGE, was appointed to the Audit Committee of PGE's Board of Directors, effective October 8, 2004. Mr. Ballantine replaces Raymond M. Bowen, Jr., who resigned from PGE's Board on October 1, 2004. Mr. Ballantine was appointed to PGE's Compensation Committee and elected Chair of the Committee, effective January 10, 2005.

Raymond S. Troubh was appointed as a director of PGE, effective April 1, 2004. Mr. Troubh has been a financial consultant for more than five years. He also serves on the Boards of Diamond Offshore Drilling, Inc., General American Investors Company, Gentiva Health Services, Inc., Petrie Stores Liquidating Trust (Trustee), Triarc Companies, Inc. and WHX Corporation. Mr. Troubh served as a director of Enron(*) from November 27, 2001 until November 17, 2004 (including Chairman of the Board from November 14, 2002 until November 17, 2004).

(*) Enron Corp. filed for bankruptcy protection on December 2, 2001.

14. None

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Current Year End of Quarter/Year Balance (c)	Prior Year End Balance 12/31 (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	3,878,291,568	3,744,478,636
3	Construction Work in Progress (107)	200-201	113,698,250	89,583,408
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		3,991,989,818	3,834,062,044
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 110, 111, 115)	200-201	2,002,717,748	1,863,811,407
6	Net Utility Plant (Enter Total of line 4 less 5)		1,989,272,070	1,970,250,637
7	Nuclear Fuel in Process of Ref., Conv.,Enrich., and Fab. (120.1)	202-203	0	0
8	Nuclear Fuel Materials and Assemblies-Stock Account (120.2)		0	0
9	Nuclear Fuel Assemblies in Reactor (120.3)		0	0
10	Spent Nuclear Fuel (120.4)		0	0
11	Nuclear Fuel Under Capital Leases (120.6)		0	0
12	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
13	Net Nuclear Fuel (Enter Total of lines 7-11 less 12)		0	0
14	Net Utility Plant (Enter Total of lines 6 and 13)		1,989,272,070	1,970,250,637
15	Utility Plant Adjustments (116)	122	0	0
16	Gas Stored Underground - Noncurrent (117)		0	0
17	**OTHER PROPERTY AND INVESTMENTS**			
18	Nonutility Property (121)		27,217,064	29,364,014
19	(Less) Accum. Prov. for Depr. and Amort. (122)		10,208,301	11,815,015
20	Investments in Associated Companies (123)		0	0
21	Investment in Subsidiary Companies (123.1)	224-225	11,422,500	12,026,407
22	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
23	Noncurrent Portion of Allowances	228-229	0	0
24	Other Investments (124)		1,822,827	9,893,456
25	Sinking Funds (125)		0	0
26	Depreciation Fund (126)		0	0
27	Amortization Fund - Federal (127)		0	0
28	Other Special Funds (128)		89,323,838	104,291,030
29	Special Funds (Non Major Only) (129)		0	0
30	Long-Term Portion of Derivative Assets (175)		0	0
31	Long-Term Portion of Derivative Assets – Hedges (176)		0	0
32	TOTAL Other Property and Investments (Lines 18-21 and 23-31)		119,577,928	143,759,892
33	**CURRENT AND ACCRUED ASSETS**			
34	Cash and Working Funds (Non-major Only) (130)		0	0
35	Cash (131)		8,479,618	8,170,758
36	Special Deposits (132-134)		502,427	0
37	Working Fund (135)		29,126	102,198
38	Temporary Cash Investments (136)		195,220,511	100,716,811
39	Notes Receivable (141)		0	0
40	Customer Accounts Receivable (142)		199,137,703	249,405,466
41	Other Accounts Receivable (143)		13,851,725	13,810,400
42	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		49,732,230	51,823,854
43	Notes Receivable from Associated Companies (145)		0	1,302,229
44	Accounts Receivable from Assoc. Companies (146)		6,362,219	10,244,104
45	Fuel Stock (151)	227	21,122,877	19,164,756
46	Fuel Stock Expenses Undistributed (152)	227	0	0
47	Residuals (Elec) and Extracted Products (153)	227	0	0
48	Plant Materials and Operating Supplies (154)	227	23,873,618	23,536,077
49	Merchandise (155)	227	0	0
50	Other Materials and Supplies (156)	227	80,560	58,198
51	Nuclear Materials Held for Sale (157)	202-203/227	0	0
52	Allowances (158.1 and 158.2)	228-229	360,000	360,000

Name of Respondent Portland General Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report *(Mo, Da, Yr)* / /	Year/Period of Report End of 2004/Q4

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Current Year End of Quarter/Year Balance (c)	Prior Year End Balance 12/31 (d)
53	*(Less) Noncurrent Portion of Allowances*		0	0
54	Stores Expense Undistributed (163)	227	2,275,114	2,126,916
55	Gas Stored Underground - Current (164.1)		0	0
56	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
57	Prepayments (165)		102,217,970	97,129,185
58	Advances for Gas (166-167)		0	0
59	Interest and Dividends Receivable (171)		0	0
60	Rents Receivable (172)		0	0
61	Accrued Utility Revenues (173)		79,855,493	71,522,013
62	Miscellaneous Current and Accrued Assets (174)		10,337,408	0
63	Derivative Instrument Assets (175)		53,370,354	58,603,990
64	(Less) Long-Term Portion of Derivative Instrument Assets (175)		0	0
65	Derivative Instrument Assets - Hedges (176)		23,163,149	7,468,743
66	(Less) Long-Term Portion of Derivative Instrument Assets - Hedges (176		0	0
67	Total Current and Accrued Assets (Lines 34 through 66)		690,507,642	611,897,990
68	**DEFERRED DEBITS**			
69	Unamortized Debt Expenses (181)		19,067,491	22,232,400
70	Extraordinary Property Losses (182.1)	230	0	0
71	Unrecovered Plant and Regulatory Study Costs (182.2)	230	74,775,572	81,697,186
72	Other Regulatory Assets (182.3)	232	228,074,990	307,855,721
73	Prelim. Survey and Investigation Charges (Electric) (183)		427,807	3,564,776
74	Preliminary Natural Gas Survey and Investigation Charges 183.1)		0	0
75	Other Preliminary Survey and Investigation Charges (183.2)		0	0
76	Clearing Accounts (184)		0	5,695
77	Temporary Facilities (185)		0	0
78	Miscellaneous Deferred Debits (186)	233	5,296,842	5,805,855
79	Def. Losses from Disposition of Utility Plt. (187)		0	0
80	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
81	Unamortized Loss on Reaquired Debt (189)		23,127,515	24,683,295
82	Accumulated Deferred Income Taxes (190)	234	146,102,252	120,605,457
83	Unrecovered Purchased Gas Costs (191)		0	0
84	Total Deferred Debits (lines 69 through 83)		496,872,469	566,450,385
85	TOTAL ASSETS (lines 14-16, 32, 67, and 84)		3,296,230,109	3,292,358,904

Name of Respondent	This Report is:	Date of Report (mo, da, yr)	Year/Period of Report
Portland General Electric Company	(1) ☐ An Original (2) ☐ A Rresubmission	/ /	end of 2004/Q4

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Current Year End of Quarter/Year Balance (c)	Prior Year End Balance 12/31 (d)
1	PROPRIETARY CAPITAL			
2	Common Stock Issued (201)	250-251	160,345,789	160,345,789
3	Preferred Stock Issued (204)	250-251	1	1
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	476,150,386	476,150,386
7	Other Paid-In Capital (208-211)	253	6,374,531	6,374,531
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	1,522,751	1,522,751
11	Retained Earnings (215, 215.1, 216)	118-119	643,513,908	550,295,781
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	-6,560,799	-5,678,063
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	Noncorporate Proprietorship (Non-major only) (218)		0	0
15	Accumulated Other Comprehensive Income (219)	122(a)(b)	-5,735,904	-1,952,377
16	Total Proprietary Capital (lines 2 through 15)		1,272,565,161	1,184,013,297
17	LONG-TERM DEBT			
18	Bonds (221)	256-257	732,000,000	777,000,000
19	(Less) Reaquired Bonds (222)	256-257	0	0
20	Advances from Associated Companies (223)	256-257	0	0
21	Other Long-Term Debt (224)	256-257	190,566,003	208,093,544
22	Unamortized Premium on Long-Term Debt (225)		0	0
23	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		1,402,075	1,660,385
24	Total Long-Term Debt (lines 18 through 23)		921,163,928	983,433,159
25	OTHER NONCURRENT LIABILITIES			
26	Obligations Under Capital Leases - Noncurrent (227)		362,232	0
27	Accumulated Provision for Property Insurance (228.1)		0	0
28	Accumulated Provision for Injuries and Damages (228.2)		5,934,930	6,399,993
29	Accumulated Provision for Pensions and Benefits (228.3)		76,357,918	70,707,882
30	Accumulated Miscellaneous Operating Provisions (228.4)		1,233,586	2,300,972
31	Accumulated Provision for Rate Refunds (229)		35,487	2,398,918
32	Long-Term Portion of Derivative Instrument Liabilities		0	0
33	Long-Term Portion of Derivative Instrument Liabilities - Hedges		0	0
34	Asset Retirement Obligations (230)		112,053,423	121,064,014
35	Total Other Noncurrent Liabilities (lines 26 through 34)		195,977,576	202,871,779
36	CURRENT AND ACCRUED LIABILITIES			
37	Notes Payable (231)		0	0
38	Accounts Payable (232)		165,309,316	213,981,436
39	Notes Payable to Associated Companies (233)		0	0
40	Accounts Payable to Associated Companies (234)		3,880,592	6,293,113
41	Customer Deposits (235)		18,380,161	5,092,362
42	Taxes Accrued (236)	262-263	30,769,527	47,236,510
43	Interest Accrued (237)		18,138,100	19,794,116
44	Dividends Declared (238)		0	0
45	Matured Long-Term Debt (239)		0	0

Name of Respondent	This Report is:	Date of Report (mo, da, yr)	Year/Period of Report
Portland General Electric Company	(1) ☐ An Original (2) ☐ A Rresubmission	/ /	end of 2004/Q4

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Current Year End of Quarter/Year Balance (c)	Prior Year End Balance 12/31 (d)
46	Matured Interest (240)		0	0
47	Tax Collections Payable (241)		7,900,509	5,604,862
48	Miscellaneous Current and Accrued Liabilities (242)		15,088,458	7,563,758
49	Obligations Under Capital Leases-Current (243)		341,365	0
50	Derivative Instrument Liabilities (244)		28,569,350	40,461,466
51	(Less) Long-Term Portion of Derivative Instrument Liabilities		0	0
52	Derivative Instrument Liabilities - Hedges (245)		9,372,367	3,544,902
53	(Less) Long-Term Portion of Derivative Instrument Liabilities-Hedges		0	0
54	Total Current and Accrued Liabilities (lines 37 through 53)		297,749,745	349,572,525
55	DEFERRED CREDITS			
56	Customer Advances for Construction (252)		170,871	228,032
57	Accumulated Deferred Investment Tax Credits (255)	266-267	13,225,466	16,462,866
58	Deferred Gains from Disposition of Utility Plant (256)		0	0
59	Other Deferred Credits (253)	269	22,549,894	23,968,120
60	Other Regulatory Liabilities (254)	278	99,527,377	50,667,354
61	Unamortized Gain on Reaquired Debt (257)		348,031	399,955
62	Accum. Deferred Income Taxes-Accel. Amort.(281)	272-277	0	0
63	Accum. Deferred Income Taxes-Other Property (282)		314,048,671	300,829,042
64	Accum. Deferred Income Taxes-Other (283)		158,903,389	179,912,775
65	Total Deferred Credits (lines 56 through 64)		608,773,699	572,468,144
66	TOTAL LIABILITIES AND STOCKHOLDER EQUITY (lines 16, 24, 35, 54 and 65)		3,296,230,109	3,292,358,904

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

STATEMENT OF INCOME

1. Enter in column (e) operations for the reporting quarter and in column (f) the operations for the same three month period for the prior year.
2. Report in Column (g) year to date amounts for electric utility function; in column (i) the year to date amounts for gas utility, and in (k) the year to date amounts for the other utility function for the current quarter/year.
3. Report in Column (h) year to date amounts for electric utility function; in column (j) the year to date amounts for gas utility, and in (l) the year to date amounts for the other utility function for the previous quarter/year.
4. If additional columns are needed place them in a footnote.

Line No.	Title of Account (a)	(Ref.) Page No. (b)	Total Current Year to Date Balance for Quarter/Year (c)	Total Prior Year to Date Balance for Quarter/Year (d)	Current 3 Months Ended Quarterly Only No 4th Quarter (e)	Prior 3 Months Ended Quarterly Only No 4th Quarter (f)
1	UTILITY OPERATING INCOME					
2	Operating Revenues (400)	300-301	1,750,260,219	1,841,286,654		
3	Operating Expenses					
4	Operation Expenses (401)	320-323	1,167,051,883	1,320,383,498		
5	Maintenance Expenses (402)	320-323	71,667,646	64,965,062		
6	Depreciation Expense (403)	336-337	154,192,369	151,053,790		
7	Depreciation Expense for Asset Retirement Costs (403.1)	336-337	19,093	24,994		
8	Amort. & Depl. of Utility Plant (404-405)	336-337	14,580,177	12,809,298		
9	Amort. of Utility Plant Acq. Adj. (406)	336-337				
10	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)		14,041,000	14,041,000		
11	Amort. of Conversion Expenses (407)					
12	Regulatory Debits (407.3)		55,404,489	43,117,509		
13	(Less) Regulatory Credits (407.4)		13,662,950	7,957,999		
14	Taxes Other Than Income Taxes (408.1)	262-263	71,956,555	71,582,803		
15	Income Taxes - Federal (409.1)	262-263	61,648,553	57,028,535		
16	- Other (409.1)	262-263	8,835,397	6,216,381		
17	Provision for Deferred Income Taxes (410.1)	234, 272-277	125,151,117	58,806,559		
18	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	137,587,236	71,210,142		
19	Investment Tax Credit Adj. - Net (411.4)	266	-1,460,621	-1,460,622		
20	(Less) Gains from Disp. of Utility Plant (411.6)		268,347	1,076,760		
21	Losses from Disp. of Utility Plant (411.7)		8,200,000			
22	(Less) Gains from Disposition of Allowances (411.8)					
23	Losses from Disposition of Allowances (411.9)					
24	Accretion Expense (411.10)		813,880	792,672		
25	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 24)		1,600,583,005	1,719,116,578		
26	Net Util Oper Inc (Enter Tot line 2 less 25) Carry to Pg117,line 27		149,677,214	122,170,076		

Name of Respondent Portland General Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year/Period of Report End of 2004/Q4

STATEMENT OF INCOME FOR THE YEAR (Continued)

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		
Current Year to Date (in dollars) (g)	Previous Year to Date (in dollars) (h)	Current Year to Date (in dollars) (i)	Previous Year to Date (in dollars) (j)	Current Year to Date (in dollars) (k)	Previous Year to Date (in dollars) (l)	Line No.
						1
1,750,260,219	1,841,286,654					2
						3
1,167,051,883	1,320,383,498					4
71,667,646	64,965,062					5
154,192,369	151,053,790					6
19,093	24,994					7
14,580,177	12,809,298					8
						9
14,041,000	14,041,000					10
						11
55,404,489	43,117,509					12
13,662,950	7,957,999					13
71,956,555	71,582,803					14
61,648,553	57,028,535					15
8,835,397	6,216,381					16
125,151,117	58,806,559					17
137,587,236	71,210,142					18
-1,460,621	-1,460,622					19
268,347	1,076,760					20
8,200,000						21
						22
						23
813,880	792,672					24
1,600,583,005	1,719,116,578					25
149,677,214	122,170,076					26

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

STATEMENT OF INCOME FOR THE YEAR (continued)

Line No.	Title of Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)	Current 3 Months Ended Quarterly Only No 4th Quarter (e)	Prior 3 Months Ended Quarterly Only No 4th Quarter (f)
27	Net Utility Operating Income (Carried forward from page 114)		149,677,214	122,170,076		
28	Other Income and Deductions					
29	Other Income					
30	Nonutilty Operating Income					
31	Revenues From Merchandising, Jobbing and Contract Work (415)					
32	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		3	714		
33	Revenues From Nonutility Operations (417)		6,875,724	9,725,446		
34	(Less) Expenses of Nonutility Operations (417.1)		12,628,037	16,599,953		
35	Nonoperating Rental Income (418)		745,208	481,674		
36	Equity in Earnings of Subsidiary Companies (418.1)	119	-482,736	-424,689		
37	Interest and Dividend Income (419)		4,075,080	-3,153,649		
38	Allowance for Other Funds Used During Construction (419.1)		5,930,007	4,317,472		
39	Miscellaneous Nonoperating Income (421)		449,743,756	632,123,884		
40	Gain on Disposition of Property (421.1)			54,419		
41	TOTAL Other Income (Enter Total of lines 31 thru 40)		454,258,999	626,523,890		
42	Other Income Deductions					
43	Loss on Disposition of Property (421.2)					
44	Miscellaneous Amortization (425)	340	241,218	321,282		
45	Donations (426.1)	340	1,665,698	1,066,481		
46	Life Insurance (426.2)		-977,277	-1,073,817		
47	Penalties (426.3)		-12,920	31,249		
48	Exp. for Certain Civic, Political & Related Activities (426.4)		3,257,647	2,750,359		
49	Other Deductions (426.5)		439,982,217	615,472,485		
50	TOTAL Other Income Deductions (Total of lines 43 thru 49)		444,156,583	618,568,039		
51	Taxes Applic. to Other Income and Deductions					
52	Taxes Other Than Income Taxes (408.2)	262-263	951,271	883,030		
53	Income Taxes-Federal (409.2)	262-263	-2,318,123	2,477,132		
54	Income Taxes-Other (409.2)	262-263	-553,043	504,063		
55	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	17,767,604	4,652,118		
56	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277	15,284,710	11,129,817		
57	Investment Tax Credit Adj.-Net (411.5)					
58	(Less) Investment Tax Credits (420)		1,976,334	1,783,985		
59	TOTAL Taxes on Other Income and Deductions (Total of lines 52-58)		-1,413,335	-4,397,459		
60	Net Other Income and Deductions (Total of lines 41, 50, 59)		11,515,751	12,353,310		
61	Interest Charges					
62	Interest on Long-Term Debt (427)		64,609,741	73,633,827		
63	Amort. of Debt Disc. and Expense (428)		3,267,693	3,344,353		
64	Amortization of Loss on Reaquired Debt (428.1)		1,755,043	1,625,079		
65	(Less) Amort. of Premium on Debt-Credit (429)					
66	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)		51,924	41,716		
67	Interest on Debt to Assoc. Companies (430)	340	14,405	95,798		
68	Other Interest Expense (431)	340	2,142,970	2,896,283		
69	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		2,880,354	2,566,619		
70	Net Interest Charges (Total of lines 62 thru 69)		68,857,574	78,987,005		
71	Income Before Extraordinary Items (Total of lines 27, 60 and 70)		92,335,391	55,536,381		
72	Extraordinary Items					
73	Extraordinary Income (434)			3,501,238		
74	(Less) Extraordinary Deductions (435)					
75	Net Extraordinary Items (Total of line 73 less line 74)			3,501,238		
76	Income Taxes-Federal and Other (409.3)	262-263		1,419,854		
77	Extraordinary Items After Taxes (line 75 less line 76)			2,081,384		
78	Net Income (Total of line 71 and 77)		92,335,391	57,617,765		

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

STATEMENT OF RETAINED EARNINGS

1. Do not report Lines 49-53 on the quarterly version.
2. Report all changes in appropriated retained earnings, unappropriated retained earnings, year to date, and unappropriated undistributed subsidiary earnings for the year.
3. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
4. State the purpose and amount of each reservation or appropriation of retained earnings.
5. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
6. Show dividends for each class and series of capital stock.
7. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
8. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
9. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Current Quarter/Year Year to Date Balance (c)	Previous Quarter/Year Year to Date Balance (d)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)			
1	Balance-Beginning of Period		546,442,986	490,205,387
2	Changes			
3	Adjustments to Retained Earnings (Account 439)			
4				
5				
6				
7				
8				
9	TOTAL Credits to Retained Earnings (Acct. 439)			
10				
11				
12				
13				
14				
15	TOTAL Debits to Retained Earnings (Acct. 439)			
16	Balance Transferred from Income (Account 433 less Account 418.1)		92,818,127	58,042,454
17	Appropriations of Retained Earnings (Acct. 436)			
18	Appropriated for Amortization Reserve of Hydro Plants			(3,011,700)
19				
20				
21				
22	TOTAL Appropriations of Retained Earnings (Acct. 436)			(3,011,700)
23	Dividends Declared-Preferred Stock (Account 437)			
24	No Par Value Cumulative Preferred, 7.75% Series			(1,075,017)
25				
26				
27				
28				
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)			(1,075,017)
30	Dividends Declared-Common Stock (Account 438)			
31				
32				
33				
34				
35				
36	TOTAL Dividends Declared-Common Stock (Acct. 438)			
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		400,000	2,281,862
38	Balance - End of Period (Total 1,9,15,16,22,29,36,37)		639,661,113	546,442,986
	APPROPRIATED RETAINED EARNINGS (Account 215)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

STATEMENT OF RETAINED EARNINGS

1. Do not report Lines 49-53 on the quarterly version.
2. Report all changes in appropriated retained earnings, unappropriated retained earnings, year to date, and unappropriated undistributed subsidiary earnings for the year.
3. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
4. State the purpose and amount of each reservation or appropriation of retained earnings.
5. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
6. Show dividends for each class and series of capital stock.
7. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
8. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
9. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Current Quarter/Year Year to Date Balance (c)	Previous Quarter/Year Year to Date Balance (d)
39				
40				
41				
42				
43				
44				
45	TOTAL Appropriated Retained Earnings (Account 215)			
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)			
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		3,852,795	3,852,795
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		3,852,795	3,852,795
48	TOTAL Retained Earnings (Acct. 215, 215.1, 216) (Total 38, 47) (216.1)		643,513,908	550,295,781
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account			
	Report only on an Annual Basis, no Quarterly			
49	Balance-Beginning of Year (Debit or Credit)		-5,678,063	(2,971,512)
50	Equity in Earnings for Year (Credit) (Account 418.1)		-482,736	(424,689)
51	(Less) Dividends Received (Debit)		400,000	2,281,862
52				
53	Balance-End of Year (Total lines 49 thru 52)		-6,560,799	(5,678,063)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

STATEMENT OF CASH FLOWS

(1) Codes to be used:(a) Net Proceeds or Payments;(b)Bonds, debentures and other long-term debt; (c) Include commercial paper; and (d) Identify separately such items as investments, fixed assets, intangibles, etc.
(2) Information about noncash investing and financing activities must be provided in the Notes to the Financial statements. Also provide a reconciliation between "Cash and Cash Equivalents at End of Period" with related amounts on the Balance Sheet.
(3) Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show in the Notes to the Financials the amounts of interest paid (net of amount capitalized) and income taxes paid.
(4) Investing Activities: Include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed in the Notes to the Financial Statements. Do not include on this statement the dollar amount of leases capitalized per the USofA General Instruction 20; instead provide a reconciliation of the dollar amount of leases capitalized with the plant cost.

Line No.	Description (See Instruction No. 1 for Explanation of Codes) (a)	Current Year to Date Quarter/Year (b)	Previous Year to Date Quarter/Year (c)
1	Net Cash Flow from Operating Activities:		
2	Net Income (Line 78(c) on page 117)	92,335,391	57,617,765
3	Noncash Charges (Credits) to Income:		
4	Depreciation and Depletion	168,791,639	163,888,082
5	Amortization of Debt Discount, Expense and Premiums	4,970,812	4,927,716
6	Cumulative Effect of Change in Accounting Principle - Net of Tax		-2,081,384
7	Amortization of Unrecovered Plant	14,041,000	14,041,000
8	Deferred Income Taxes (Net)	-9,953,225	-18,881,282
9	Investment Tax Credit Adjustment (Net)	-3,436,956	-3,244,607
10	Net (Increase) Decrease in Receivables	29,559,255	25,349,005
11	Net (Increase) Decrease in Inventory	-2,466,222	-597,648
12	Net (Increase) Decrease in Allowances Inventory		
13	Net Increase (Decrease) in Payables and Accrued Expenses	-47,154,424	10,796,241
14	Net (Increase) Decrease in Other Regulatory Assets	79,780,731	90,751,120
15	Net Increase (Decrease) in Other Regulatory Liabilities	48,860,022	9,541,960
16	(Less) Allowance for Other Funds Used During Construction	5,930,007	4,317,472
17	(Less) Undistributed Earnings from Subsidiary Companies	-482,736	-424,689
18	Other: Deposits (Accounts 134 & 174 - $10 MM Dutch Auction)	-10,502,427	
19	Other Operating	-12,473,253	-12,227,166
20	Net Assets from Price Risk Management Activities	-6,658,481	-29,956,501
21			
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	340,246,591	306,031,518
23			
24	Cash Flows from Investment Activities:		
25	Construction and Acquisition of Plant (including land):		
26	Gross Additions to Utility Plant (less nuclear fuel)	-198,616,078	-169,820,521
27	Gross Additions to Nuclear Fuel		
28	Gross Additions to Common Utility Plant		
29	Gross Additions to Nonutility Plant	-2,267,147	-1,843,091
30	(Less) Allowance for Other Funds Used During Construction	-5,930,007	-4,317,472
31	Other (provide details in footnote):		
32	Trojan Decommissioning Expenditures	-15,863,458	-20,786,812
33	Other Capital Expenditures	6,733,665	899,769
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-204,083,011	-187,233,183
35			
36	Acquisition of Other Noncurrent Assets (d)		
37	Proceeds from Disposal of Noncurrent Assets (d)		
38			
39	Investments in and Advances to Assoc. and Subsidiary Companies	-278,829	-326,548
40	Contributions and Advances from Assoc. and Subsidiary Companies	400,000	4,043,844
41	Disposition of Investments in (and Advances to)		
42	Associated and Subsidiary Companies		
43			
44	Purchase of Investment Securities (a)		
45	Proceeds from Sales of Investment Securities (a)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

STATEMENT OF CASH FLOWS

(1) Codes to be used:(a) Net Proceeds or Payments;(b)Bonds, debentures and other long-term debt; (c) Include commercial paper; and (d) Identify separately such items as investments, fixed assets, intangibles, etc.
(2) Information about noncash investing and financing activities must be provided in the Notes to the Financial statements. Also provide a reconciliation between "Cash and Cash Equivalents at End of Period" with related amounts on the Balance Sheet.
(3) Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show in the Notes to the Financials the amounts of interest paid (net of amount capitalized) and income taxes paid.
(4) Investing Activities: Include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed in the Notes to the Financial Statements. Do not include on this statement the dollar amount of leases capitalized per the USofA General Instruction 20; instead provide a reconciliation of the dollar amount of leases capitalized with the plant cost.

Line No.	Description (See Instruction No. 1 for Explanation of Codes) (a)	Current Year to Date Quarter/Year (b)	Previous Year to Date Quarter/Year (c)
46	Loans Made or Purchased		
47	Collections on Loans		
48			
49	Net (Increase) Decrease in Receivables		
50	Net (Increase) Decrease in Inventory		
51	Net (Increase) Decrease in Allowances Held for Speculation		
52	Net Increase (Decrease) in Payables and Accrued Expenses		
53	Other Investments	7,010,608	11,415,065
54	Trojan Decommissioning Trust	13,268,073	-4,402,825
55			
56	Net Cash Provided by (Used in) Investing Activities		
57	Total of lines 34 thru 55)	-183,683,159	-176,503,647
58			
59	Cash Flows from Financing Activities:		
60	Proceeds from Issuance of:		
61	Long-Term Debt (b)	804,942	334,481,978
62	Preferred Stock		
63	Common Stock		
64	Other (provide details in footnote):		
65			
66	Net Increase in Short-Term Debt (c)		
67	Other (provide details in footnote):		
68			
69			
70	Cash Provided by Outside Sources (Total 61 thru 69)	804,942	334,481,978
71			
72	Payments for Retirement of:		
73	Long-term Debt (b)	-62,628,886	-401,392,924
74	Preferred Stock		-3,000,000
75	Common Stock		
76	Other (provide details in footnote):		
77			
78	Net Decrease in Short-Term Debt (c)		
79			
80	Dividends on Preferred Stock		-1,075,017
81	Dividends on Common Stock		
82	Net Cash Provided by (Used in) Financing Activities		
83	(Total of lines 70 thru 81)	-61,823,944	-70,985,963
84			
85	Net Increase (Decrease) in Cash and Cash Equivalents		
86	(Total of lines 22,57 and 83)	94,739,488	58,541,908
87			
88	Cash and Cash Equivalents at Beginning of Period	108,989,767	50,447,859
89			
90	Cash and Cash Equivalents at End of period	203,729,255	108,989,767

Name of Respondent	This Report Is:	Date of Report	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.
7. For the 3Q disclosures, respondent must provide in the notes sufficient disclosures so as to make the interim information not misleading. Disclosures which would substantially duplicate the disclosures contained in the most recent FERC Annual Report may be omitted.
8. For the 3Q disclosures, the disclosures shall be provided where events subsequent to the end of the most recent year have occurred which have a material effect on the respondent. Respondent must include in the notes significant changes since the most recently completed year in such items as: accounting principles and practices; estimates inherent in the preparation of the financial statements; status of long-term contracts; capitalization including significant new borrowings or modifications of existing financing agreements; and changes resulting from business combinations or dispositions. However were material contingencies exist, the disclosure of such matters shall be provided even though a significant change since year end may not have occurred.
9. Finally, if the notes to the financial statements relating to the respondent appearing in the annual report to the stockholders are applicable and furnish the data required by the above instructions, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

Supplemental Disclosures

Supplemental Information to Statement of Cash Flows

Reconciliation between "Cash and Cash Equivalents at Beginning/End of the Year" on Statement of Cash Flows with the related amounts on the Balance Sheet:

	Balance at Beginning of Year	Balance at End of Year
Cash (131)	$ 8,170,758	$ 8,479,618
Working Funds (135)	102,198	29,126
Temporary Cash Investment (136)	100,716,811	195,220,511
	$108,989,767	$203,729,255

Cash paid during the year:	2003	2004
Interest	$ 69,519,931	$ 64,472,095
AFDC - Borrowed	(2,566,619)	(2,880,354)
	$ 66,953,312	$ 61,591,741
Income taxes	$ 38,641,693	$ 82,688,535

Notes to Financial Statements

Nature of Operations

On July 2, 1997, Portland General Corporation (PGC), the former parent of Portland General Electric Company (PGE or the Company), merged with Enron Corp. (Enron), with Enron continuing in existence as the surviving corporation. PGE is currently a wholly owned subsidiary of Enron and subject to control by Enron. PGE is a single, integrated electric utility engaged in the generation, purchase, transmission, distribution, and retail sale of electricity in the State of Oregon. The Company also sells wholesale electric energy to utilities, brokers, and power marketers located throughout the western United States. PGE operates as a single segment, with revenues and costs related to its business activities maintained and analyzed on a total electric operations basis. PGE's service area is located entirely within Oregon and includes 52 incorporated cities, of which Portland and Salem are the largest, within a state-approved service area allocation of approximately 4,000 square miles. At the end of 2004, PGE's service area population was approximately 1.5 million, comprising about 43% of the state's population. The Company served approximately 767,000 retail customers at December 31, 2004.

On December 2, 2001, Enron, along with certain of its subsidiaries, filed to initiate bankruptcy proceedings under Chapter 11 of the federal Bankruptcy Code; the related Chapter 11 Plan became effective on November 17, 2004. PGE is not included in the filing.

On November 18, 2003, Enron and Oregon Electric Utility Company, LLC (Oregon Electric), a newly-formed Oregon limited liability company financially backed primarily by investment funds managed by Texas Pacific Group, entered into a definitive agreement under which Enron will sell all of the issued and outstanding common stock of PGE to Oregon Electric. The transaction, which has been approved by the Bankruptcy Court in Enron's Chapter 11 bankruptcy proceedings, requires approval of the Oregon Public Utility Commission (OPUC), the Federal Energy Regulatory Commission (FERC), the Securities and Exchange Commission (SEC), and certain other regulatory agencies. On March 10, 2005, the OPUC issued Order No. 05-114, in which it denied Oregon Electric's application to purchase PGE. Enron and Oregon Electric have stated that they are carefully reviewing the Order and evaluating their next steps. See Note 15, Enron Bankruptcy, for further information.

Note 1 - Summary of Significant Accounting Policies

Basis of Accounting

These financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission (FERC) as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than generally accepted accounting principles (GAAP). As a result, the presentation of these financial statements differs from GAAP.

The primary differences include the requirement that PGE reports its investments in majority-owned subsidiaries on the equity method rather than consolidating the assets, liabilities, revenues and expenses of the subsidiaries as required by GAAP. In addition, FERC requires certain items on the Balance Sheet be classified in a manner different than that required by GAAP, primarily the classification of current and non-current components of accumulated deferred income taxes, long-term debt, and preferred stock, and the classification of Accumulated asset retirement removal costs (for additional information, see Note 11 – Asset Retirement Obligations). For the Statement of Income, FERC requires all gains and losses on non-physical settlements of non-trading electricity derivative activities and trading activities be recorded on a gross basis, rather than on a net basis as required by GAAP (for additional information, see Note 8 - Price Risk Management). For the Statement of Cash Flows and Statement of Retained Earnings, FERC requires a two-year presentation while GAAP require a comparative presentation for each year a Statement of Income is presented.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contingencies

Contingencies, including tax contingencies, are evaluated based on Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies, using the best information available. A material loss contingency is accrued and disclosed when it is probable that an asset has been impaired or a liability incurred and the amount of the loss can be reasonably estimated. If a range of possible loss is established, the minimum amount in the range is accrued, unless some other amount within the range appears to be a better estimate. If the probable loss cannot be reasonably estimated, no accrual is recorded, but the loss contingency is disclosed to the effect that the probable loss cannot be reasonably estimated. A material loss contingency will be disclosed when it is reasonably possible that an asset has been impaired or a liability incurred. Gain contingencies are recognized upon realization and are disclosed when material.

Reclassifications

Certain amounts in prior years have been reclassified for comparative purposes. These reclassifications had no effect on PGE's previously reported financial position, results of operations, or cash flows.

Revenues

Revenues are recognized when monthly billings are made for energy sold to customers and delivered to those customers that purchase their energy from Energy Service Supplier (ESS). In addition, estimated unbilled revenues are accrued for services provided to retail customers from the meter read date to month-end. Unbilled revenues are calculated based upon each month's actual net system load, the number of days from meter-reading date to month-end, and current retail customer prices.

Estimated provisions for uncollectible accounts receivable related to retail electricity sales, charged to Administrative and other expense, are recorded in the same period as the related revenues, with an offsetting credit to the allowance for uncollectible accounts. Such estimates are based on management's assessment of the probable collection of customer accounts, aging of accounts receivable, bad debt write-offs, actual customer billings, and other factors. Provisions related to wholesale accounts receivable and unsettled positions, charged to Purchased Power expense, are based on a periodic review and evaluation that includes liquidity risk, counterparty non-performance risk, and contractual rights of offset when applicable. Actual amounts written off are charged to the allowance for uncollectible accounts.

In certain situations, PGE defers the recognition of revenues until the period in which the related costs are incurred, in accordance with the provisions of SFAS No. 71, Accounting for the Effects of Certain Types of Regulation.

Purchased Power

In addition to power purchases and certain price risk management activities (described under "Price Risk Management" in this Note), certain other activities are reflected in Purchased Power. These consist of: 1) Benefits passed directly to PGE's residential and small farm customers pursuant to an agreement with the Bonneville Power Administration (BPA) that provides cash benefits and power from BPA over a ten-year period that began October 1, 2001; 2) Amounts deferred under the Company's power cost adjustment mechanisms (described under "Power Cost Adjustment Mechanisms" and "Regulatory Assets and Liabilities" in this Note), as well as amortization of such amounts as recovery is made from customers; 3) Amounts recorded under PGE's long-term power exchange contracts that help meet seasonal peaking requirements (for further information, see "Purchased Power" in Note 7, Commitments and Guarantee); and, 4) Provisions related to wholesale accounts receivable and unsettled positions (described under "Revenues" in this Note).

Price Risk Management

PGE engages in price risk management activities in its electric business for both non-trading and trading purposes, utilizing derivative instruments such as electricity forward, swap, and option contracts and natural gas forward, swap, option, and futures contracts. Under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended), derivative instruments are recorded on the balance sheet as Assets and Liabilities from Price Risk Management Activities measured at fair value, with changes in fair value recognized currently in earnings unless hedge accounting applies.

Non-Trading

Certain non-trading electricity forward contracts that are entered into in anticipation of serving the Company's regulated retail load meet the requirements for treatment under the normal purchases and normal sales exception under SFAS No. 133, as amended by SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. Other non-trading activities consist of certain electricity forwards, natural gas forwards and swaps that qualify as cash flow hedges of forecasted transactions, and electricity options, certain electricity forwards, certain natural gas swaps and forward contracts for acquiring Canadian dollars that are classified as non-hedges. Such activities are utilized to protect against variability in expected future cash flows due to associated price risk and to minimize net power costs for retail customers.

The Public Utility Commission of Oregon (OPUC), which regulates PGE's retail electricity business, recognizes non-trading contracts only at the time of settlement. Contracts that qualify for the normal purchases and normal sales exception are not required to be recorded at fair value. Unrealized gains and losses from contracts that qualify as cash flow hedges are recorded net in OCI and contracts designated as non-hedges are recorded net in Purchased Power and Fuel expense on the Statement of Income. To reflect the effect of regulation, PGE records a regulatory asset or regulatory liability under SFAS No. 71 to offset unrealized gains and losses on certain non-trading contracts recorded prior to settlement to the extent that such changes are included in ratemaking. The regulatory asset or regulatory liability is reflected within Regulatory assets or Regulatory liabilities, respectively, on the Balance Sheet. Upon settlement, the regulatory asset or regulatory liability is reversed.

Sales and purchases involving non-trading electricity derivative activities are recorded, on a "gross" basis, in Operating Revenues and Purchased Power, respectively. Emerging Issues Task Force Issue No. 03-11 (EITF 03-11), which addresses the reporting of non-physical settlement of non-trading electricity derivative activities on a net basis, was not adopted for regulatory reporting. See Note 8, Price Risk Management for additional information.

Trading

Realized and unrealized gains and losses associated with energy trading activities are reported on a net basis for all periods presented, in accordance with EITF 02-3, Accounting for Contracts Involved in Energy Trading and Risk Management Activities, which became effective in the third quarter of 2002. However for regulatory reporting, PGE records unrealized and realized gains and losses from trading activities in miscellaneous nonoperating income and in miscellaneous income deductions, respectively on the Statement of Income.

For further information, see Note 8, Price Risk Management.

Margin Deposits on Wholesale Activities

In the course of its wholesale activities, PGE both receives and deposits performance assurance cash collateral, with required amounts based upon provisions contained in certain wholesale power agreements with counterparties. Amounts deposited with and received from counterparties under such agreements are reflected as Margin deposits and Customer deposits, respectively, within the Current assets and Current liabilities sections of the Balance Sheet. Also included within Customer deposits are credit deposits received from certain retail and transmission customers.

Capitalization of Property, Plant and Equipment

Additions to utility plant are capitalized at their original cost, consistent with accounting and regulatory guidelines. Costs include direct labor, materials and supplies, and contractor costs, as well as indirect costs such as engineering, supervision, employee benefits, and allowance for funds used during construction. Plant replacements are capitalized, with minor items charged to expense as incurred. The costs to purchase/develop software applications are capitalized in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Costs of relicensing the Company's hydroelectric projects are capitalized and amortized over the related license period. For information regarding accounting for asset retirement obligations, see "Asset retirement obligations" under "Regulatory Assets and Liabilities" in this Note.

Utility plant at December 31 consists of the following (in millions):

	2004	2003
Production	$1,376	$1,359
Transmission	283	277
Distribution	1,856	1,752
General	243	241
Intangible	120	116
Construction Work in Progress	114	89
Total	$3,992	$3,834

Depreciation and Amortization of Property, Plant and Equipment

Depreciation is computed using the straight-line method over the estimated average service lives of various classes of plant in service. Classes of plant in service and their estimated service lives (in years) are as follows: Production (32), Transmission (55), Distribution (35), and General (13). Depreciation is based upon original cost and includes an estimate for cost of removal and expected salvage. Depreciation expense as a percent of the related average depreciable plant in service was approximately 4.5% in 2004, 4.6% in 2003, and 4.4% in 2002. Estimated asset retirement removal costs included in depreciation expense were $61 million, $58 million, and $62 million in 2004, 2003, and 2002, respectively.

Periodic studies are conducted to update depreciation parameters (i.e. retirement dispersion patterns, average service lives, and net salvage rates), including estimates of Asset Retirement Obligations (AROs) and asset retirement removal costs. The studies are conducted every five years and are filed with the OPUC for approval and inclusion in a future rate proceeding. The most recent study was approved by the OPUC and incorporated in its August 2001 general rate order.

The original cost of depreciable property units, net of any related salvage value, is charged to accumulated depreciation when property is retired and removed from service. Cost of removal expenditures are charged to asset retirement obligations for assets with AROs and to accumulated depreciation for assets without AROs. See Note 11, Asset Retirement Obligations, for further information.

Intangible plant, consisting primarily of computer software development and hydro re-licensing costs, is amortized over estimated average service lives or the applicable license term. Amortization expense for 2004, 2003, and 2002 was $14 million, $13 million, and $8 million, respectively, and is estimated at $12 million for 2005, $15 million for 2006, $14 million for 2007, and $11 million for both 2008 and 2009. Accumulated amortization was $67 million and $53 million at December 31, 2004 and December 31, 2003, respectively; the increase consists of the net amount of current year amortization expense less accumulated amortization on intangible plant retirements.

Major Maintenance Expenses

Costs of periodic major maintenance inspections and overhauls at the Company's generating plants are charged to operating expenses as incurred.

Allocations and Loadings

PGE utilizes a series of cost distributions and loadings to allocate certain administrative and overhead costs between capital and operating accounts, based primarily on construction activities of the Company.

Allowance for Funds Used During Construction (AFDC)

AFDC represents the pre-tax cost of borrowed funds used for construction purposes and a reasonable rate for equity funds. It is capitalized as part of the cost of plant and is credited to income but does not represent current cash earnings. The average rates used by PGE in 2004, 2003, and 2002 were 9.0%, 9.0%, and 5.0%, respectively. AFDC from borrowed funds was $3 million in 2004, 2003 and 2002. AFDC from equity funds was $6 million in 2004, $4 million in 2003, and $2 million in 2002.

Debt Issuance Costs

Underwriting, legal, and other direct costs related to the issuance of debt securities are deferred and amortized to interest expense equitably over the life of the security. Unamortized debt issuance costs at December 31, 2004 and 2003 were $19 million and $23 million, respectively, and are classified within Deferred charges on the Balance Sheet.

Income Taxes

PGE's federal taxable income was included in Enron's consolidated federal income tax return from July 2, 1997, the date of the Company's merger with Enron, until May 7, 2001, when Enron determined that PGE would no longer be a member of the Enron consolidated federal income tax return. During this time, PGE paid Enron for net tax liabilities generated on the taxable income of PGE, less applicable tax credits. Beginning May 8, 2001, PGE and its subsidiaries filed their own consolidated federal tax return and paid their own tax liabilities directly to the Internal Revenue Service (IRS). PGE and its subsidiaries also filed unitary state income tax returns, and paid their own state tax liabilities, in accordance with the applicable state law; they were also included in some Enron and subsidiaries' unitary state income tax returns. On December 24, 2002, PGE and its subsidiaries again became a member of Enron's consolidated tax group. For further information, see Note 13, Related Party Transactions, and Note 15, Enron Bankruptcy.

Deferred income taxes are provided for temporary differences between financial and income tax reporting. Investment tax credits utilized have been deferred and are amortized to income over periods ending in 2009 and 2011. See Note 3, Income Taxes, for further information.

Cash and Cash Equivalents

Highly liquid investments with maturities of three months or less at the date of acquisition are classified as cash equivalents.

Non-Qualified Benefit Plan Trust

The non-qualified benefit plan trust (rabbi trust) is comprised of insurance contracts and investments in money market, bond, and equity mutual funds. The cash surrender value of insurance contracts is reported as an asset at the end of the reporting period, with changes in such values between reporting periods recognized as income or expense of the period (see "Other Non-Qualified Benefit Plans" in Note 2, Employee Benefits, for further information). The cash surrender value of insurance contracts, the majority of which are held in the trust, was $20 million at December 31, 2004 and $21 million at December 31, 2003. The investments in marketable securities are classified as trading and recorded at fair value on the Balance Sheet. Realized and unrealized gains and losses on these investments (determined using average cost) are included in Other Income (Deductions) on the Statement of Income. Investments in marketable securities and cash totaled $44 million at December 31, 2004 and $46 million at December 31, 2003.

Inventories

PGE's inventories are recorded at cost, which includes the purchase price (less discounts), applicable taxes, transportation and handling, etc. The average cost method is utilized to price inventory as fuel is burned at the generating plants and as materials and supplies are issued for operations, maintenance and capital activities. General storeroom operation costs, including procurement, management, and storage, are recorded in the unallocated stores account and distributed equitably as materials and supplies are issued.

Inventories at December 31 are summarized as follows (in millions):

	2004	2003
Coal	$ 8	$ 6
Fuel oil	11	11
Natural gas	3	2
Materials and supplies	24	24
Unallocated stores account	2	2
Total	$48	$45

Trojan Decommissioning and Transition Costs

Trojan decommissioning costs consist of those expenditures related to the decommissioning of the Trojan Nuclear Plant. Transition costs associated with operating and maintaining the spent fuel pool and securing the plant ended in September 2003 with the completion of the transfer of spent fuel to dry storage. The present value of estimated future decommissioning expenditures, which is revised periodically, is recorded as an ARO on the Balance Sheet, with actual expenditures charged to the ARO account as incurred. See Note 11, Asset Retirement Obligations, and Note 12, Trojan Nuclear Plant, for further information.

Regulatory Assets and Liabilities

PGE is subject to the provisions of SFAS No. 71. When the requirements of SFAS No. 71 are met at the date the costs are incurred, or at a later date when evidence supports cost deferral (e.g. an OPUC deferred accounting order), the Company defers certain costs which would otherwise be charged to expense if it is probable that future prices will permit recovery of such costs. In addition, PGE defers certain revenues, gains, or cost reductions which would normally be reflected in income but through the rate making process will ultimately be refunded to customers. Regulatory assets and liabilities are reflected within the appropriate accounts on the Balance Sheet and are amortized over the period in which they are included in billings to customers.

Unless otherwise noted, a return on the unamortized balance is recorded for regulatory assets and regulatory liabilities at PGE's authorized cost of capital of 9.083%.

Amounts in the Balance Sheet as of December 31 consist of the following (in millions):

	2004	2003
Regulatory assets:		
Trojan decommissioning costs	$ 74	$ 82
Income taxes recoverable	92	113
Prior tax benefits recoverable	10	19
Debt reacquisition costs	23	24
Conservation investments - secured	19	29
Energy efficiency programs	10	21
Power cost adjustment mechanisms	19	58
Regulatory restructuring costs	20	23
Beaver 8	11	-
Pelton Round Butte tax benefits recoverable	3	5
Miscellaneous	14	13
Total	$295	$387
Regulatory liabilities:		
Asset retirement obligations	$ 18	$ 14
Price risk management	45	8
Information technology costs	3	2
Miscellaneous	8	3
Total	$ 74	$ 27

Trojan decommissioning costs - PGE's current retail prices include recovery of $14 million annually through 2011 for costs to decommission Trojan (see Note 12, Trojan Nuclear Plant, for further information). These amounts represent the estimated fair value of the remaining regulatory asset to be recovered from customers.

Income taxes recoverable - The amount represents tax benefits previously flowed to customers through rates for temporary differences between book and tax reporting. The balance is reduced as temporary differences reverse and the increase in current tax expense is recovered in customer rates.

Prior tax benefits recoverable - In 2000, PGE entered into settlement agreements related to the recovery of its investment in the Trojan plant. The agreements provided for removal from the Company's Balance Sheet of the remaining before-tax investment in Trojan, along with several largely offsetting regulatory liabilities. The settlement also allowed recovery of approximately $47 million in income taxes recoverable related to the Trojan investment, which had been flowed to customers in prior years; such amount is being recovered from PGE customers, with no return on the unamortized balance, over an approximate five-year period. See Note 10, Legal and Environmental Matters, for further information.

Debt reacquisition costs - As authorized by the OPUC, costs related to the reacquisition of debt securities, including unamortized debt issuance costs related to such debt securities, are deferred and amortized to interest expense equitably over the life of the replacement or retired issue as applicable.

Conservation investments - secured - In 1996, $81 million of PGE's energy efficiency investment was designated as Bondable Conservation Investment upon the Company's issuance of 10-year 6.91% conservation bonds collateralized by OPUC-authorized revenues, which fund the debt service obligation. The issuance of such bonds provided PGE immediate recovery of its unamortized energy efficiency program expenditures while providing future savings to customers.

Energy efficiency programs - PGE's energy efficiency program expenditures, formerly deferred and amortized, have been expensed directly since October 1, 2000. The unamortized balance of those expenditures incurred prior to October 1, 2000, as well as amounts recoverable under the Company's SAVE energy efficiency program and certain other energy efficiency costs, are recovered from retail customers by a separate supplemental tariff schedule, with complete recovery expected by the end of 2005. Beginning March 1, 2002, energy efficiency program expenditures and amounts reimbursed from public purpose funds administered by the Energy Trust of Oregon are charged and credited, respectively, to Other Income (Deductions).

Power cost adjustment mechanisms - In February 2001, the OPUC authorized PGE to defer for recovery from customers a portion of its net variable power costs in excess of a baseline amount during the period January through September 2001. The deferred balance, which is being recovered over a 3 1/2-year period that began April 1, 2002, was $19 million at December 31, 2004 and $48 million at December 31, 2003 (including accrued interest).

In its August 2001 general rate order, the OPUC approved a power cost adjustment mechanism for the period October 2001 through December 2002. Under this mechanism, PGE deferred for recovery from customers the difference between actual net variable power costs and the amount used to establish base energy rates, as well as the difference between actual energy revenues and a pre-determined base. The deferred amount was recovered over a one-year period (2003) from large industrial customers and over a two-year period (2003-2004) from all other customer classes. The deferred balance was zero at December 31, 2004 and $10 million at December 31, 2003 (including accrued interest).

PGE did not have power cost adjustment mechanisms for 2003 and 2004 and currently has none in place for 2005.

Regulatory restructuring costs - The OPUC has authorized PGE to defer certain costs related to implementation of Oregon's electric restructuring law. Approximately $7 million is currently being recovered in prices charged to customers over a six-year period that began on January 1, 2003, with a remaining balance of $5 million at December 31, 2004. The remaining $17 million in implementation costs is being recovered over a five-year period that began on January 1, 2004, with a remaining balance of $15 million at December 31, 2004.

Beaver 8 - In December 2004, the OPUC issued an Order that adopted a Stipulation in which parties agreed that PGE may recover from customers approximately $14 million for costs associated with a 24.7 MW combustion turbine installed at Beaver (referred to as Beaver 8) in 2001. Of this amount, $10 million (plus accrued interest) was deferred for recovery from customers over a five-year period beginning January 1, 2005. The remaining $4 million, representing the current market value of the turbine, remains in plant in service and is depreciated over its useful life. The plant costs will be included in rate base in PGE's next general rate case.

Pelton Round Butte tax benefits recoverable - In 2002, PGE sold a 33.33% interest in the Pelton Round Butte hydroelectric project for PGE's net book value, in accordance with an agreement approved by the OPUC. The sales price did not include recovery of approximately $5 million in income tax benefits that had been flowed to customers in prior years. The OPUC authorized PGE to defer the income taxes recoverable for future rate recovery. Such recovery is being made over a two-year period that began on January 1, 2004.

Asset retirement obligations - SFAS No. 143, Accounting for Asset Retirement Obligations, which was adopted on January 1, 2003, requires the recognition of AROs, measured at estimated fair value, for legal obligations related to dismantlement and restoration costs associated with the retirement of tangible long-lived assets in the period in which the liability is incurred. Pursuant to regulation, AROs of rate-regulated long-lived assets are included as an allowable cost in rates charged to customers. Any differences in the timing of recognition of costs for financial reporting and ratemaking purposes are deferred as a regulatory asset or regulatory liability under SFAS No. 71. Asset retirement obligations are included in PGE's rate base for ratemaking purposes.

Price risk management - SFAS No. 133 requires unrealized gains and losses on derivative instruments that do not qualify for either the normal purchase and normal sale exception or for hedge accounting to be recorded in earnings in the current period. To reflect the effects of regulation under SFAS No. 71, timing differences between the recognition of gains and losses on certain non-trading derivative instruments and their realization and subsequent recovery in rates are recorded as regulatory assets or regulatory liabilities. Amounts recorded by PGE at December 31, 2004 and 2003 offset the effects of such gains and losses, which are caused by changes in fair values of related energy contracts; recorded amounts are reversed as such contracts are settled. See Note 8, Price Risk Management, for further information.

Information technology costs - In PGE's 2001 general rate filing, the OPUC approved an estimated amount of capital expenditures related to the Company's Customer Information System (CIS) and Information Technology (IT) activities in the determination of PGE's 2002 revenue requirement. The Commission's rate order stipulated that PGE's retail customers are to receive a refund if the actual revenue requirement for such costs is less than the estimated revenue requirement. Accordingly, regulatory liabilities of $4 million, $4 million, and $8 million were recorded in 2004, 2003, and 2002, respectively, to reflect the difference between actual and estimated revenue requirements related to CIS and IT capital expenditures. Amounts deferred are being refunded to customers through 2005. A $4 million annual deferral will continue until new base rates are established.

Recovery/refund period - As of December 31, 2004, the majority of PGE's regulatory assets and liabilities are reflected in customer rates. Based on such rates, the Company estimates that it will collect substantially all of is regulatory assets, and refund its regulatory liabilities (excluding those related to asset retirement obligations and removal costs), within the next 7 years.

New Accounting Standard

PGE adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised 2003)," which requires additional disclosures about assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The additional disclosures are contained in Note 2, Employee Benefits.

Note 2 - Employee Benefits

Pension and Other Post-Retirement Plans

PGE sponsors a non-contributory defined benefit pension plan in which Portland General Holdings, Inc. (PGH) and its subsidiaries have participated. Substantially all pension plan members are current or former PGE employees. The pension plan assets are held in a trust.

PGH is currently in bankruptcy (see Note 13, Related Party Transactions) and will likely be dissolved. Its parent company, Enron, is also in bankruptcy. PGE will be the sole surviving member of the controlled group, and is jointly and severally liable for ongoing funding contributions to the pension plan. Accordingly, effective December 31, 2004, PGE disclosures include 100% of plan liabilities offset by 100% of plan assets. In prior years, some assets and liabilities were attributed to PGH and thus not disclosed by PGE. PGE has included an additional $3 million of benefit obligations and $11 million of plan assets in the table below as a result of the expected PGH dissolution. PGE also recorded the total net periodic pension benefit income in 2004, including an amount that would have formerly been attributed to PGH.

The Non-Qualified Benefit Plans in the accompanying table primarily represent obligations for a Supplemental Executive Retirement Plan (SERP). The SERP was closed to new participants in 1997. Investments in a non-qualified benefit plan trust (i.e. rabbi trust), consisting of trust owned life insurance policies (TOLI) and, beginning in 2003, marketable securities, are intended to be the primary source for financing these plans. Trust assets of $22 million as of December 31, 2004 and 2003 are shown in the accompanying table for informational purposes only and are not considered segregated and restricted as defined by SFAS No. 87, Employers' Accounting for Pensions. The investments in marketable securities, consisting of money market, bond, and equity mutual funds, are classified as trading and recorded at fair value. Unrealized gains in marketable securities were $1 million for both 2004 and 2003. In addition, recognized gains on trust assets of $1 million and $2 million for 2004 and 2003, respectively, and a recognized loss on trust assets of $1 million for 2002 are included in net periodic benefit cost. The basis on which cost is determined in computing realized gains and losses on marketable securities is average cost.

PGE also participates in non-contributory post-retirement health and life insurance plans ("Other Benefits" in the table). Employees are covered under a Defined Dollar Medical Benefit Plan which limits PGE's obligation by establishing a maximum contribution per employee. Contributions made to a voluntary employees' beneficiary association (VEBA) trust are used to fund these plans. Costs of these plans, based upon an actuarial study, are included in rates charged to customers. In 2004, PGE established Health Retirement Accounts (HRAs) for its employees under which the Company will make contributions to a trust to provide for claims by retirees for qualified medical costs. In the 2004 bargaining unit agreement, employees who had an accumulated sick time balance will be able, upon retirement, to submit claims to the HRA for qualified medical expenses up to the value of the sick time available at that time. The Company also granted a fixed dollar amount for all current non-bargaining active employees that will be available upon retirement for claims for qualified medical expenses. As a result of the HRAs the benefit obligation increased $6 million in 2004.

The measurement date for these plans is December 31. PGE does not expect to make contributions to the pension plan, SERP, or post-retirement health and life insurance plans during 2005; contributions to the HRAs are expected to be minimal.

The following table provides a reconciliation of changes in the Plans' benefit obligations and fair value of assets, a statement of the funded status, and components of net periodic benefit cost (in millions):

	Defined Benefit Pension Plan		Non-Qualified Benefit Plans		Other Benefits	
	2004	2003	2004	2003	2004	2003
Reconciliation of benefit obligation:						
Obligation at January 1	$ 400	$ 353	$ 21	$ 19	$ 45	$ 42
Service cost	12	11	-	-	1	1
Interest cost	24	23	2	1	3	3
Plan amendments	2	-	-	-	1	-
New plans	-	-	-	-	6	-
Participants' contributions	-	-	-	-	1	1
Actuarial loss	29	30	1	3	2	1
Benefit payments	(17)	(17)	(2)	(2)	(4)	(3)
Obligation at December 31	$ 450	$ 400	$ 22	$ 21	$ 55	$ 45
Reconciliation of fair value of plan assets:						
Fair value of plan assets at January 1	$ 415	$ 337	$ 22	$ 21	$ 26	$ 22
Actual return on plan assets	54	95	2	2	3	6
Company contributions	-	-	-	1	-	-
Participants' contributions	-	-	-	-	1	1
Benefit payments	(17)	(17)	(2)	(2)	(4)	(3)
Fair value of plan assets at December 31	$ 452	$ 415	$ 22	$ 22	$ 26	$ 26
Funded status:						
Funded (unfunded) status at December 31 (*)	$ 2	$ 15	$ -	$ 1	$ (29)	$ (19)
Unrecognized transition (asset)/liability	-	(2)	-	-	2	2
Unrecognized prior service cost	6	5	1	1	8	2
Unrecognized gain	70	55	2	2	10	9
Prepaid pension cost (liability)	$ 78	$ 73	$ 3	$ 4	$ (9)	$ (6)
Accumulated benefit obligation	$ 394	$ 347	$ 19	$ 17	N/A	N/A
Amounts recognized in the Balance Sheet consist of:						
Prepaid benefit cost	$ 78	$ 73	$ 9	$ 10	$ (9)	$ (6)
Accumulated other comprehensive income	-	-	(6)	(6)	-	-
Net amount recognized	$ 78	$ 73	$ 3	$ 4	$ (9)	$ (6)
Assumptions:						
Discount rate used to calculate benefit obligation	5.75%	6.25%	5.75%	6.25%	5.75%	6.25%
Weighted average rate of increase in future compensation levels compensation levels	4.48%	4.75%	N/A	5.75%	5.30%	5.30%
Long-term rate of return on assets	9.00%	9.00%	N/A	N/A	8.63%	8.61%

	Defined Benefit Pension Plan					Non-Qualified Benefit Plans						Other Benefits					
Components of net periodic benefit cost:	**2004**		**2003**		**2002**		**2004**		**2003**		**2002**		**2004**		**2003**		**2002**
Service cost	$ 12	$	11	$	9	$	-	$	-	$	-	$	1	$	1	$	1
Interest cost on benefit obligation	24		23		21		1		2		2		3		3		3
Expected return on plan assets	(40)		(39)		(39)		-		-		-		(2)		(1)		(2)
Amortization of transition asset	(2)		(2)		(2)		-		-		-		1		-		-
Amortization of prior service cost	2		1		1		1		-		-		-		-		-
Recognized (gain) loss	-		-		(3)		(1)		(2)		1		-		1		-
Net periodic benefit cost (income)	$ (4)	$	(6)	$	(13)	$	1	$	-	$	3	$	3	$	4	$	2

(*) Due to a decline in the discount rate during 2004, the estimated obligation for the pension plan and for other benefits increased. In addition, the fair value of assets in the pension trust increased, reflecting the general upturn in the equity markets. The impact of changing financial market conditions resulted in a total fair value of pension plan assets that was $2 million higher than the projected benefit obligation at December 31, 2004.

The following table summarizes the benefits expected to be paid to participants in each of the next five years and in the aggregate for the five years thereafter (in millions):

	Payments Due					
	2005	**2006**	**2007**	**2008**	**2009**	**2010 - 2014**
Pension Plan Payments	$18	$17	$17	$18	$19	$ 86
Non-Qualified Plan Payments	2	1	2	1	1	8
Other Plan Payments	3	3	4	4	4	22
Total	$23	$21	$23	$23	$24	$116

The plan develops expected long-term rates of return for the major asset classes using long-term historical returns with adjustments based on current levels and forecasts of inflation, interest rates, and economic growth. Also included are incremental rates of return provided by investment managers whose returns are expected to be greater than the markets in which they invest.

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits is assumed for 2005. The rate is assumed to decrease to 5% by 2013 and remain at that level thereafter. Assumed health care cost trend rates can affect amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects (in millions):

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost components	$ -	$ -
Effect on post-retirement benefit obligation	$ 1	$ (1)

The asset allocation for the pension plan at December 31, 2004 and 2003 and the target allocation for 2005, by asset category, are as follows:

Asset Category	Percentage of Plan Assets December 31		Target Allocation
	2004	2003	2005
Equity Securities	70%	72%	67%
Debt Securities	30%	28%	33%
Total	100%	100%	100%

The asset allocation for the Non-Qualified Benefit Plans at December 31, 2004 and 2003 are as follows:

Asset Category	Percentage of Plan Assets December 31	
	2004	2003
Equity Securities	26%	30%
Debt Securities	26%	28%
TOLI Policies	48%	42%
Total	100%	100%

An insurable interest in the respective employee is required for investment in TOLI policies. PGE does not establish target allocations between the TOLI assets and the remaining investments. The 2005 target allocations between equity and debt securities is approximately 50% - 50%.

The asset allocation for the Other Benefit Plans at December 31, 2004 and 2003, and the target allocation for 2005, by asset category, are as follows:

Asset Category	Percentage of Plan Assets December 31		Target Allocation
	2004	2003	2005
Equity Securities	69%	69%	68%
Debt Securities	31%	31%	32%
Total	100%	100%	100%

The Plans' investment policy calls for permanent commitment to five asset classes to promote diversification at the plan level. The commitments to each class are controlled by an Asset Deployment Policy and Cash Management Policy that take profits from asset classes whose allocations have shifted above their target ranges to fund benefit payments and investments in asset classes whose allocations have shifted below their target ranges.

Other Non-Qualified Benefit Plans

In addition to the SERP Plan discussed above, PGE provides certain employees with benefits under an unfunded Management Deferred Compensation Plan (MDCP) whereby they may defer a portion of their pay. Obligations for the MDCP were $51 million and $49 million at December 31, 2004 and 2003, respectively (not included in table). The costs of the SERP and MDCP Plans are excluded from prices charged to customers. Investments in trust owned life insurance policies and, beginning in 2003, marketable securities, are intended to be the primary source for financing the MDCP Plan. Total assets held in support of the MDCP Plan were $40 million and $41 million at December 31, 2004 and 2003, respectively. For 2004 and 2003, unrealized gains in marketable securities were $1 million and $2 million, respectively.

PGE sponsors additional non-qualified plans for certain employees and former directors. Obligations for these plans are minimal. Assets held in support of these plans totaled $2 million at both December 31, 2004 and 2003.

401(k) Retirement Savings Plan

PGE participated in the Enron Corp. Savings Plan during 2004. At the end of the year, employee balances were transferred from the Enron Corp. Savings Plan to a new 401(k) Plan sponsored by PGE, which became effective on January 1, 2005. Contribution provisions, described below, did not change.

Contributions to the plan by eligible employees, made on a "pre-tax" basis, are matched by the Company up to a specified maximum percentage of the participating employee's base salary. For non-bargaining unit employees, contributions up to 6% of base pay are matched by the Company.

For bargaining unit employees, contributions are based upon provisions of the IBEW union agreement that became effective on March 1, 2004. Contributions to the 401(k) Plan by those employees who are also covered by a defined benefit pension plan are matched by the Company at up to 6% of base pay. Contributions by those employees not covered by a defined benefit pension plan will be matched until 2009 by the Company up to 8% of base pay, based upon both the employee's age and years of service; in addition, PGE contributes from 5% to 10% of base pay, based upon the employee's age.

All contributions to the plan are invested in accordance with employees' individual investment choices. PGE made matching contributions to its employees' savings plan accounts of approximately $12 million and $10 million in 2004 and 2003, respectively.

Note 3 - Income Taxes

The following table indicates the detail of taxes on income and the items used in computing the differences between the statutory federal income tax rate and PGE's effective tax rate (in millions):

	2004	2003	2002
Income Tax Expense			
Current:			
Federal	$59	$59	$ 5
State and local	8	7	-
	67	66	5
Deferred:			
Federal	(8)	(19)	46
State and local	(2)	-	11
	(10)	(19)	57
Investment tax credit adjustments	(3)	(3)	(4)
Total income tax expense before cumulative effect of a change in accounting principle	$54	$44	$58
Income tax expense allocated to:			
Operations	$57	$50	$68
Other income and deductions	(3)	(6)	(10)
Total income tax expense before cumulative effect of a change in accounting principle	$54	$44	$58
Effective Tax Rate Computation:			
Computed tax based on statutory federal income tax rate (35%) applied to income Before income taxes	$51	$35	$44
Flow through depreciation	9	7	8
State and local taxes - net of federal tax benefit	5	4	6
Investment tax credits	(3)	(3)	(4)
Excess deferred taxes	(1)	(1)	(1)
Adjustments for previously-recorded taxes	(3)	-	-
Other	(4)	2	5
Total income tax expense before cumulative effect of a change in accounting principle	$54	$44	$58
Effective tax rate	37.0%	44.0%	46.8%

As of December 31, 2004 and 2003, the significant components of PGE's deferred income tax assets and liabilities were as follows (in millions):

	2004	2003
Deferred income tax assets		
Depreciation and amortization	$ 37	$ 33
Employee benefits	31	28
Allowance for uncollectible accounts	20	20
Land reclamation costs	8	8
Regulatory liabilities	9	1
Other	19	15
Total deferred income tax assets	124	105
Deferred income tax liabilities		
Depreciation and amortization	352	349
Employee benefits	24	22
Property taxes	5	5
Price risk management	4	6
Regulatory assets		
Prior tax benefits recoverable	4	7
Debt reacquisition costs	9	7
Conservation investments	7	11
Energy efficiency programs	12	12
Power cost adjustment	7	23
Miscellaneous	13	11
Other	13	12
Total deferred income tax liabilities	450	465
Net deferred income taxes	$ 326	$ 360
Classification of net deferred income taxes		
Included in current liabilities	$ 15	$ 8
Included in non current liabilities	311	352
Net deferred income taxes	$ 326	$ 360

PGE has recorded deferred tax assets and liabilities for all temporary differences between the financial statement basis and tax basis of assets and liabilities.

Note 4 - Common and Preferred Stock

(Dollars in Millions)	Common Stock Number of Shares	Common Stock $3.75 Par Value	Cumulative Preferred (*) Number of Shares	Cumulative Preferred (*) No Par Value	Limited Voting Junior Preferred Number of Shares	Limited Voting Junior Preferred $1.00 Par Value	Paid-in Capital
December 31, 2002	42,758,877	$160	279,727	$28	1	-	$481
December 31, 2003	42,758,877	160	-	-	1	-	481
December 31, 2004	42,758,877	160	-	-	1	-	481

(*) SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, requires financial instruments that are mandatorily redeemable at a fixed amount and on specified or determinable dates to be reclassified as liabilities on the balance sheet. Reclassification of prior period amounts is not permitted. As required by SFAS No. 150, PGE's outstanding preferred stock was reclassified to liabilities on July 1, 2003. See Note 5, Credit Facilities and Debt, for further information.

Limited Voting Junior Preferred Stock

On September 30, 2002, a single share of a new class of Limited Voting Junior Preferred Stock (Stock) was issued by PGE to an independent party. The new class of stock, created by an amendment to PGE's Articles of Incorporation, was issued following approval by the Bankruptcy Court, Debtor-in-Possession lenders, the OPUC, and PGE's board of directors.

The Stock has a par value of $1.00, no dividend, a liquidation preference to the Common Stock as to par value but junior to existing preferred stock, an optional redemption right, and certain restrictions on transfer. The Stock also has voting rights, which limit, subject to certain exceptions, PGE's right to commence any voluntary bankruptcy, liquidation, receivership, or similar proceedings (Bankruptcy) without the consent of the holder of the share of Stock. The consent of the holder of the share of Stock will not be required if the reason for the Bankruptcy is to implement a transaction pursuant to which all of PGE's debt will be paid or assumed without impairment.

Common Stock Dividends

Enron owns all of the issued and outstanding common stock of PGE. Under Oregon law and specific OPUC merger conditions, Enron's access to PGE cash or assets (through dividends or otherwise) is limited. PGE is restricted from paying dividends or making other distributions to Enron without prior OPUC approval to the extent that such payment or distribution would reduce PGE's common equity capital below 48% of its total capitalization (excluding short-term borrowings). In addition, the terms of PGE's two revolving credit facilities allow for the payment of cash dividends not to exceed $240 million and, beginning on January 1, 2005, permit the payment of additional dividends in an aggregate amount not exceeding PGE's cumulative net income for each quarterly period. Management believes that, at December 31, 2004, the Company has the ability to pay dividends, notwithstanding these restrictions.

Note 5 - Credit Facilities and Debt

At December 31, 2004, PGE had two revolving credit facilities with a group of commercial banks totaling $150 million, consisting of a $50 million 364-day facility and a $100 million three-year facility. These facilities, both of which are unsecured, replaced a $150 million 364-day secured revolving credit facility that expired in May 2004. The current facilities provide for borrowings at a variable interest rate and require quarterly facility fees based on PGE's unsecured credit rating. The 364-day facility contains a "term out" option that would allow the Company to extend the final maturity of amounts outstanding at the facility expiration date for up to one additional year. Under the three-year credit facility, PGE has the option to issue letters of credit, in addition to borrowings, totaling up to the $100 million. At December 31, 2004, the Company had utilized approximately $2 million in letters of credit.

The facility agreements provide for termination of the banks' obligation, and the full repayment of any outstanding balances, in the event of the sale of the Company's common stock to Oregon Electric or other changes in control, as defined in the agreements. The facilities allow PGE to pay cash dividends on common stock, subject to certain restrictions. Each facility contains material adverse effect clauses and financial covenants that limit consolidated indebtedness, as defined in the facilities, to 60% of total capitalization. In addition, the three-year facility requires that PGE maintain an interest coverage ratio, as defined in the facility, of not less than 3.00:1. At December 31, 2004, PGE was in compliance with these covenants.

PGE is evaluating alternatives for the replacement of its 364-day credit facility upon its May 23, 2005 expiration date, including the issuance of First Mortgage Bonds and/or new revolving credit facilities. Management believes that its existing lines of credit and access to the commercial paper market and cash from operations provide the Company with sufficient liquidity to meet its day-to-day cash requirements. As of December 31, 2004, the Company has sufficient capacity under its Indenture of Mortgage to issue additional First Mortgage Bonds for this purpose.

PGE had no short-term borrowings in 2003 or 2004.

The Indenture securing PGE's First Mortgage Bonds constitutes a direct first mortgage lien on substantially all utility property and franchises, other than expressly excepted property.

Schedule of Long-Term Debt at December 31:	**2004**	**2003**
	(In Millions)	
First Mortgage Bonds		
Maturing 2005 - 2007 (7.15% - 9.07%) (a)	$ 68	$ 113
Maturing 2010 (8 1/8%)	150	150
Maturing 2012 (5.6675%)	100	100
Maturing 2013 (5.279% - 5.625%)	100	100
Maturing 2021 - 2033 (6.75% - 9.31%)	120	120
	538	583
Pollution Control Bonds		
Port of Morrow, Oregon, variable rate, due 2033 (5.20% fixed rate to 2009)	23	23
City of Forsyth, Montana, variable rate, due 2033 (5.20% - 5.45% fixed rate to 2009)	119	119
Port of St. Helens, Oregon, 4.80% due 2010	37	37
Port of St. Helens, Oregon, due 2014 (5.25% - 7.13% fixed rate)	15	15
	194	194
Other		
8.25% Junior Subordinated Deferrable Interest Debentures, due December 31, 2035 (b)	-	5
6.91% Conservation Bonds maturing monthly to 2006 (a)	20	29
7.875% Notes due March 15, 2010	149	149
7.75% Series Cumulative Preferred Stock (a) (c)	22	25
Unamortized debt discount	(1)	(2)
	190	206
	922	983
Long-term debt due within one year (a)	(30)	(56)
Total long-term debt	$ 892	$ 927

(a) Due within one year; consists of $18 million of 9.07% First Mortgage Bonds, $10 million of Conservation Bonds, and $2 million of 7.75% Series Cumulative Preferred Stock.

(b) The $5 million of 8.25% Junior Subordinated Deferrable Interest Debentures, due December 31, 2035, were redeemed on June 30, 2004. Pursuant to this redemption, PGE filed on June 30, 2004 to terminate registration of these securities under the Securities Exchange Act of 1934. PGE has de-listed from the New York Stock Exchange and is no longer listed on any stock exchange.

(c) The 7.75% Series Cumulative Preferred Stock (no par value), which is mandatorily redeemable, is classified as long-term debt in accordance with SFAS No. 150. The preferred stock series is redeemable by operation of a sinking fund that requires the annual redemption of 15,000 shares at $100 per share beginning in 2002, with all remaining shares to be redeemed by sinking fund in 2007. At its option, PGE may redeem, through the sinking fund, an additional 15,000 shares each year. Open market share purchases can be applied towards the annual redemption requirement. In 2004, PGE redeemed 30,000 shares, consisting of 15,000 shares for the annual sinking fund requirement and 15,000 additional shares acquired at its option. At December 31, 2004, there were 219,727 shares outstanding.

The following principal amounts (in millions) of long-term debt become due through regular maturities for the years indicated:

	2005	2006	2007	2008	2009	Thereafter	Total
Debt Maturities	$30	$11	$70	$ -	$ -	$811	$922

Note 6 - Other Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practical to estimate.

Cash and cash equivalents - The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

Investment in Debt Securities - In 2004, PGE invested $10 million in municipal bonds, maturing in 2025, with interest rates that reset every twenty-eight days through a "Dutch" auction process. The securities are classified as trading and recorded as "Miscellaneous Current and Accrued Assets" on PGE's balance sheet. The carrying amount of these securities approximates fair value. There were no unrealized or realized gains or losses recorded for these securities in 2004.

Other investments - The carrying amounts of other investments approximate fair value. These include the Nuclear decommissioning trust, Non-qualified benefit plan trust, and other miscellaneous financial instruments.

Long-term debt - The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to PGE for debt of similar remaining maturities. The estimated fair values of debt instruments are as follows (in millions):

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt including current maturities	$922	$1,005	$983	$1,044

Note 7 - Commitments and Guarantee

Natural Gas Agreements

PGE has entered into agreements for the purchase and transportation of natural gas from domestic and Canadian sources for its natural gas-fired generating facilities. As of December 31, 2004, these agreements require net payments of approximately $26 million in 2005, $15 million in both 2006 and 2007, $13 million in 2008, $11 million in 2009, and $37 million over the remaining years of the contracts, which expire at varying dates from 2005 to 2015.

Purchase Commitments

Certain commitments have been made for capital and other purchases for 2005 and beyond. Such commitments total $269 million as of December 31, 2004, reflecting payments of $87 million in 2005, $168 million in 2006, and $14 million in 2007. Such commitments include those related to construction of Port Westward, information systems, upgrades to production and distribution facilities, and system maintenance work. Termination of these agreements could result in cancellation charges.

Coal and Transportation Agreements

PGE has coal and related rail transportation agreements with take-or-pay provisions of approximately $16 million for 2005 and $4 million annually from 2006 through 2014.

Purchased Power

PGE has long-term power purchase contracts with certain public utility districts in the State of Washington and with the City of Portland, Oregon. The Company is required to pay its proportionate share of the operating and debt service costs of the hydro projects whether or not they are operable. Selected information regarding these projects is summarized as follows (dollars in millions):

	Rocky Reach	Priest Rapids	Wanapum	Wells	Portland Hydro
Revenue bonds outstanding at December 31, 2004	$383	$180	$182	$143	$ 24
PGE's current share of:					
Output	12.0%	13.9%	18.7%	20.3%	100%
Net capability (megawatts)	136	104	133	137	36
PGE's annual cost, including debt service:					
2004	$ 8	$ 4	$ 6	$ 6	$ 5
2003	9	4	7	7	5
2002	8	4	8	6	4
Contract expiration date	2011	2005	2009	2018	2017

PGE's share of debt service costs, excluding interest, is approximately $7 million in 2005, $6 million annually in 2006, 2007, and 2008, and $7 million in 2009. Total minimum payments through the remainder of the contracts are estimated at $37 million.

PGE has executed new agreements with Grant County Public Utility District (Grant), operator of the Priest Rapids and Wanapum projects, for periods corresponding to Grant's new license term to be determined by the FERC. The new agreements, which are subject to FERC approval, are effective upon expiration of the current contracts and the issuance of a new license to Grant. Under the agreements, Grant will annually determine the output required for its purposes, with PGE required to purchase approximately 25% of the output beyond Grant's needs over the term of the new license, for which PGE will pay a proportional share of the project's debt service and operating costs.

In 2003, the Colville Confederated Tribes (Colville Tribe) presented a claim to Douglas County PUD (Douglas) based upon alleged annual charges for the Wells Hydroelectric Project (Project) for the use of Colville tribal lands. The Colville Tribe claimed that annual charges would also be due for periods into the future. PGE purchases 20.3% of the power generated by the Wells Project. In November 2004, Douglas and the Colville Tribe entered into a settlement that resolved all the Colville Tribe's claims. The settlement, which was approved by the FERC in February 2005, will impact the quantity and price of future output purchased by PGE. It requires that Douglas pay a lump sum of $13.5 million, convey certain real property, and allocate (at cost) 4.5% of the Project's output to the Colville Tribe. The Colville Tribe's allocation of the Project's output will increase to 5.5% for years after 2018 and continue for the life of the Project. Also in November 2004, Douglas, PGE and other purchasers of the Project's output entered into a Settlement Endorsement Agreement (Agreement) that provides for the sale by Douglas of revenue bonds to fund the $13.5 million payment. The Agreement requires that each purchaser of the Project's output pay their respective share of debt service on the revenue bonds, with PGE's annual share calculated at approximately $350,000. In addition to its share of debt service payments, PGE's current 20.3% share of the Project's output will be reduced by approximately 1%. The effects of both the debt service requirement and the reduction in output were included in projected power costs in PGE's final 2005 RVM filing approved by the OPUC in December 2004.

As of December 31, 2004, PGE has power purchase contracts with other counterparties, requiring payments of approximately $532 million in 2005, $227 million in 2006, $94 million in 2007, $95 million in both 2008 and 2009, and $832 million over the remaining years of the contracts, which expire at varying dates from 2005 to 2035. As of December 31, 2004, PGE has power sale contracts with other counterparties of approximately $145 million in 2005, $44 million in 2006, $5 million in 2007, 2008, and 2009, and $15 million over the remaining years of the contracts, which expire at varying dates from 2005 to 2012. PGE also has power capacity contracts as of December 31, 2004 that require payments of approximately $24 million annually through 2009 and are expected to average approximately $20 million from 2010 through 2016.

PGE has two long-term power exchange contracts. One exchange contract is with a summer-peaking California utility to help meet the Company's winter-peaking power requirements. Under this contract, PGE was owed 1,116 MWhs of electricity at December 31, 2004, all of which was received by the end of February 2005. The other exchange contract is with a winter-peaking Northwest utility to help meet the Company's summer-peaking power requirements. At December 31, 2004, PGE owed 8,691 MWhs of electricity, all of which was delivered by the end of February 2005.

Leases

PGE has operating leases for its headquarters complex and for a coal-handling facility at Boardman. Lease payments charged to expense were $10 million in both 2004 and 2003 and $9 million in 2002.

Future minimum payments under non-cancelable leases are as follows (in millions):

Year Ending December 31	Operating Leases (Net of Sublease Rentals)
2005	$ 10
2006	8
2007	8
2008	8
2009	8
Remainder	190
Total	$232

Included in the above table is approximately $131 million for PGE's headquarters complex reflecting the base lease period through 2018 and renewal period options through 2043. The initial 25-year lease of the Boardman coal-handling facility expires in 2005. Under the lease agreement, PGE has the option to purchase the facility or to renew the lease for one or more renewal terms not to exceed an aggregate of twenty additional years. PGE has exercised its option to extend the lease to 2010.

Guarantee

PGE entered into a sale transaction in 1985 in which it sold an undivided 15% interest in its Boardman coal plant (Plant) and a 10.714% undivided interest in the Pacific Northwest Intertie (Intertie) transmission line (jointly the Boardman Assets) to an unrelated third party (Purchaser). The Purchaser leased the Boardman Assets to a lessee (Lessee) unrelated to PGE or the Purchaser. Concurrently, PGE assigned to the Lessee certain agreements for the sale of power and transmission services from the Plant and the Intertie (P&T Agreements) to a regulated electric utility (Utility) unrelated to PGE, the Purchaser, or the Lessee. The payments by the Utility under the P&T Agreements exceed the payments to be made by the Lessee to the Purchaser under the lease. In exchange for PGE undertaking certain obligations of the Lessee under the lease, the Lessee reassigned to PGE certain rights, including the excess payments, under the P&T Agreements. However, in the event that the Utility defaults on the payments it owes under the P&T Agreements, PGE may be required to pay the damages owed by the Lessee to the lessor under the lease. Assuming no recovery from the Utility and no reduction in damages from mitigating sales or leases related to the Boardman Assets and P&T Agreements, the maximum amount that would be owed by PGE in 2005 is approximately $221 million. Management believes that circumstances that could result in such amount, or any lesser amount, being owed by the Company are remote.

Note 8 - Price Risk Management

PGE utilizes derivative instruments, including electricity forward, swap, and option contracts and natural gas forward, swap, option, and futures contracts in its retail (non-trading) electric utility activities to manage its exposure to commodity price risk and endeavor to minimize net power costs for its retail customers, and in its trading activities to participate in electricity and natural gas markets. Under SFAS No. 133, derivative instruments are recorded on the Balance Sheet as an asset or liability measured at estimated fair value, with changes in fair value recognized currently in earnings, unless specific hedge accounting criteria are met.

For retail (non-trading) activities, changes in fair value of derivative instruments prior to settlement are recorded net in Purchased Power and Fuel expense. As these derivative instruments are settled, sales are recorded in Operating Revenues, with purchases, natural gas swaps and futures recorded in Purchased Power and Fuel expense. EITF 03-11, requires that revenues and expenses associated with non-trading energy activities that are "booked out" (not physically settled) be reported on a net basis. The Company adopted EITF 03-11 for reporting under GAAP, but did not adopt it for regulatory reporting. Had EITF 03-11 been adopted for regulatory reporting, both Sales for Resale in Operating Revenues and Purchased Power in Operating Expenses would be reduced by $296,162,346 and 6,802,369 MWhs and $90,414,647 and 2,115,534 MWhs in 2004 and 2003, respectively. The physical settlement of sales and purchases involving non-trading electricity derivative activities are recorded in Operating Revenues and Purchased Power expense, respectively.

Special accounting for qualifying hedges allows gains and losses on a derivative instrument to be recorded in OCI until they can offset the related results on the hedged item in the Income Statement. As discussed below, the effects of changes in fair value of certain derivative instruments entered into to hedge the company's future non-trading retail resource requirements are subject to regulation and therefore are deferred pursuant to SFAS No. 71.

For energy trading activities, EITF 02-3 requires that all unrealized and realized gains and losses associated with "energy trading activities" be reported on a net basis. However for regulatory reporting, PGE records unrealized and realized gains and losses from trading activities in miscellaneous nonoperating income and in miscellaneous income deductions, respectively on the Statement of Income.

Non-Trading Activities

As PGE's primary business is to serve its retail customers, it uses derivative instruments, including electricity forward and option, and natural gas forward, swap, option, and futures contracts to manage its exposure to commodity price risk and to minimize net power costs for customers. Most of PGE's non-trading wholesale sales have been to utilities and power marketers and have been predominantly short-term. PGE participates in the wholesale marketplace in order to balance its supply of power to meet the needs of its retail customers, manage risk, and administer its current long-term wholesale contracts. Such participation includes power purchases and sales resulting from economic dispatch decisions for its own generation, which allows PGE to secure reasonably priced power for its customers. In this process, PGE may net purchases and sales with the same counterparty rather than simultaneously receiving and delivering physical power. These net transactions are also referred to as "book outs." Only the net amount of those purchases or sales required to fulfill retail and wholesale obligations are physically settled.

SFAS No. 133 requires unrealized gains and losses on derivative instruments that do not qualify for either the normal purchase and normal sale exception or hedge accounting to be recorded in earnings in the current period. Rates approved by the OPUC are based on a valuation of all the Company's energy resources, including derivative instruments existing on October 28, 2004 that will settle during the 12-month period from January 1, 2005 to December 31, 2005. Such valuation was based on forward price curves in effect on November 11, 2004 for electricity and natural gas. The timing difference between the recognition of gains and losses on certain derivative instruments and their realization and subsequent recovery in rates is recorded as a regulatory asset or regulatory liability to reflect the effects of regulation under SFAS No. 71. As these contracts are settled, the regulatory asset or regulatory liability is reversed. However, as there is currently no power cost adjustment in effect for 2005, unrealized gains and losses on new 2005 derivatives not included in rates, and changes in fair value of derivatives used to set rates, are not deferred as regulatory assets or regulatory liabilities.

In 2004, PGE recorded $6 million in net unrealized gains in earnings in its retail portfolio; this was offset by recording a $22 million SFAS No. 71 regulatory liability. In 2003, PGE recorded $29 million in net unrealized gains in earnings in its retail portfolio; this was partially offset by recording a $16 million SFAS No. 71 regulatory liability. In 2002, PGE recorded $15 million in net unrealized gains in earnings in its retail portfolio; this was offset by recording a $16 million SFAS No. 71 regulatory liability.

Derivative activities recorded in OCI for 2004 from cash flow hedges consist of $20 million of unrealized gains from new contracts and changes in fair value and $10 million in net gains reclassified into earnings for contracts that settled during the period. A $16 million SFAS No. 71 regulatory liability was recorded in 2004.

Derivative activities recorded in OCI for 2003 from cash flow hedges consist of $14 million of unrealized gains from new contracts and changes in fair value. Also recorded in OCI in 2003 were $4 million in net gains reclassified into earnings for contracts that settled during the period, and $15 million in net gains for the discontinuance of cash flow hedges due to the probability that the original forecasted transaction will not occur. A $4 million SFAS No. 71 regulatory asset was recorded in 2003.

Derivative activities in OCI for 2002 from cash flow hedges consist of $11 million of net unrealized gains in new contracts and changes in fair value, $1 million in net losses reclassified into earnings for contracts that settled during the period, and $1 million in net gains for the discontinuance of cash flow hedges due to the probability that the original forecasted transactions will not occur. In 2002, $8 million of the $11 million of net unrealized gains were offset by the recording of a SFAS No. 71 regulatory liability.

Hedge ineffectiveness from cash flow hedges was not material in 2004, 2003, and 2002. As of December 31, 2004, the maximum length of time over which PGE is hedging its exposure to such transactions is approximately 36 months. The Company estimates that of the $14 million of net unrealized gains at December 31, 2004, $11 million will be reclassified into earnings within the next twelve months, and $3 million will be reclassified over the remaining twenty-four months.

Trading Activities

PGE utilizes electricity forward, swap, and option contracts, natural gas forward, swap, option, and futures contracts to participate in electricity and natural gas markets. Such activities are not reflected in PGE's retail prices. As indicated above, unrealized and realized gains and losses associated with "energy trading activities" are reported for regulatory reporting in miscellaneous nonoperating income and in miscellaneous income deductions, respectively on the Statement of Income. In early 2005, PGE discontinued its trading activities; existing trading transactions will continue to settle through December 31, 2005.

The following tables indicate unrealized and realized gains and losses on electricity and fuel trading activities and transaction volumes for electricity trading contracts that settled for the year ended:

	Trading Activities (In Millions)		
	2004	2003	2002
Unrealized Gain (Loss)	$ 1	$ 1	$(4)
Realized Gain	-	1	3
Net Gain (Loss) in Operating Revenues	$ 1	$ 2	$(1)

	Electricity Trading Megawatt Hours (thousands)		
	2004	2003	2002
Sales	9,699	13,551	11,292
Purchases	9,699	13,551	11,292

The fair values as of December 31 related to price risk management trading activities are set forth below (in millions):

	Fair Values December 31, 2004		Fair Values December 31, 2003	
	Assets	Liabilities	Assets	Liabilities
Electric forward contracts	$4	$4	$22	$22
Natural gas swaps	2	1	2	2
Total	$6	$5	$24	$24

Note: All contracts have a maturity of one year or less.

Note 9 - Jointly Owned Plant

At December 31, 2004, PGE had the following investments in jointly owned generating plants (dollars in millions):

Facility	Location	Fuel	MW Capacity	PGE %	Plant	Accumulated
Boardman	Boardman, OR	Coal	380	65.00	$404	$244
Colstrip 3 and 4	Colstrip, MT	Coal	296	20.00	469	313
Pelton/Round Butte	Madras, OR	Hydro	298	66.67	77	41

(*) Excludes "Asset Retirement Obligations."

Above amounts represent PGE's share of each jointly owned plant, with the Company's share of both direct expenses and utility plant costs included in its financial statements. Each joint owner of the plants has provided its own financing. PGE operates Boardman and Pelton/Round Butte; PPL Montana, LLC operates Colstrip 3 and 4.

Note 10 - Legal and Environmental Matters

Legal Matters

Trojan Investment Recovery - In 1993, following the closure of Trojan, PGE sought full recovery of and a rate of return on its Trojan plant costs, including decommissioning, in a general rate case filing with the OPUC. The filing was a result of PGE's decision earlier in the year to cease commercial operation of Trojan as a part of its least cost planning process. In 1995, the OPUC issued a general rate order (1995 Order) which granted the Company recovery of, and a rate of return on, 87% of its remaining investment in Trojan plant costs, and full recovery of its estimated decommissioning costs through 2011.

Numerous challenges, appeals and requested reviews were subsequently filed in the Marion County, Oregon Circuit Court, the Oregon Court of Appeals, and the Oregon Supreme Court on the issue of the OPUC's authority under Oregon law to grant recovery of and a return on the Trojan investment. The primary plaintiffs in the litigation were the Citizens' Utility Board (CUB) and the Utility Reform Project (URP). The Court of Appeals issued an opinion in 1998, stating that the OPUC does not have the authority to allow PGE to recover a return on the Trojan investment, but upholding the OPUC's authorization of PGE's recovery of the Trojan investment and ordering remand of the case to the OPUC. PGE and the OPUC requested the Oregon Supreme Court to conduct a review of the Court of Appeals decision on the return on investment issue. In addition, URP requested the Oregon Supreme Court to review the Court of Appeals decision on the return of investment issue. PGE requested the Oregon Supreme Court to suspend its review of the 1998 Court of Appeals opinion pending resolution of URP's complaint with the OPUC challenging the accounting and ratemaking elements of the settlement agreements approved by the OPUC in September 2000 (discussed below). On November 19, 2002, the Oregon Supreme Court dismissed PGE's and URP's petitions for review of the 1998 Oregon Court of Appeals decision. As a result, the 1998 Oregon Court of Appeals opinion stands and the case has been remanded to the OPUC.

While the petitions for review of the 1998 Court of Appeals decision were pending at the Oregon Supreme Court, in 2000, PGE, CUB, and the staff of the OPUC entered into agreements to settle the litigation related to PGE's recovery of, and return on, its investment in the Trojan plant. URP did not participate in the settlement. The settlement, which was approved by the OPUC in September 2000, allowed PGE to remove from its balance sheet the remaining before-tax investment in Trojan of approximately $180 million at September 30, 2000, along with several largely offsetting regulatory liabilities. The largest of such amounts consisted of before-tax credits of approximately $79 million in customer benefits related to the previous settlement of power contracts with two other utilities and the approximately $80 million remaining credit due customers under terms of PGC's 1997 merger with Enron. The settlement also allows PGE recovery of approximately $47 million in income tax benefits related to the Trojan investment which had been flowed through to customers in prior years; such amount is being recovered from PGE customers, with no return on the unamortized balance, over an approximate five-year period, beginning in October 2000. After offsetting the investment in Trojan with these credits and prior tax benefits, the remaining Trojan regulatory asset balance of approximately $5 million (after tax) was expensed. As a result of the settlement, PGE's investment in Trojan is no longer included in rates charged to customers, either through a return of or a return on that investment. Authorized collection of decommissioning costs of Trojan is unaffected by the settlement agreements or the OPUC orders.

The URP filed a complaint challenging the settlement agreements and the OPUC's September 2000 order. In March 2002, after a full contested case hearing, the OPUC issued an order (2002 Order) denying all of URP's challenges, and approving the accounting and ratemaking elements of the 2000 settlement. URP appealed the 2002 Order to the Marion County, Oregon Circuit Court. On November 7, 2003, the Marion County Circuit Court issued an opinion remanding the case to the OPUC for action to reduce rates or order refunds. The opinion does not specify the amount or timeframe of any reductions or refunds. PGE and the OPUC have filed appeals to the Oregon Court of Appeals.

In a separate legal proceeding, two class action suits were filed in Marion County Circuit Court against PGE on January 17, 2003 on behalf of two classes of electric service customers. One case seeks to represent current PGE customers that were customers during the period from April 1, 1995 to October 1, 2001 (Current Class) and the other case seeks to represent PGE customers that were customers during the period from April 1, 1995 to October 1, 2001, but who are no longer customers (Former Class). The suits seek damages of $190 million for the Current Class and $70 million for the Former Class, as a result of the inclusion of a return on investment of Trojan in the rates PGE charges its customers. On April 28, 2004, the plaintiffs filed a Motion for Partial Summary Judgment and on July 30, 2004, PGE also moved for Summary Judgment in its favor on all of Plaintiff's claims. On December 14, 2004, the Judge granted the Plaintiff's motion for Class Certification and Partial Summary Judgment and denied PGE's motion for Summary Judgment. PGE filed a proposed order certifying the issue for an interlocutory appeal. An order rejecting the proposed order was entered on February 1, 2005. On March 3, 2005, PGE filed a Petition for a Writ of Mandamus with the Oregon Supreme Court asking the Court to take jurisdiction and command the trial Judge to dismiss the complaints or to show cause why they should not be dismissed.

On March 3, 2004, the OPUC re-opened three dockets in which it had addressed the issue of a return on PGE's investment in Trojan, including the 1995 Order and 2002 Order related to the settlement of 2000, and issued a notice of a consolidated procedural conference before an administrative law judge to determine what proceedings are necessary to comply with the court orders remanding this matter to the OPUC.

On August 31, 2004, the administrative law judge issued an Order defining the scope of the proceedings necessary to comply with the Marion County Circuit Court orders remanding this matter to the OPUC. On October 18, 2004, the OPUC affirmed the August 31, 2004 Order. On December 2, 2004, a pre-hearing conference was held and a briefing schedule was established, with hearings scheduled to begin in August 2005. On December 20, 2004, the URP and Class Action Plaintiffs filed an application with the OPUC for reconsideration of the OPUC's October 18, 2004 Order. On February 11, 2005, the OPUC denied reconsideration.

On February 14, 2005, PGE received a Notice of Potential Class Action Lawsuit for Damages and Demand to Rectify Damages from counsel representing Frank Gearhart, David Kafoury and Kafoury Brothers, LLC (Potential Plaintiffs) stating that Potential Plaintiffs intend to bring a class action lawsuit against the Company. Potential Plaintiffs allege that for the period from October 1, 2000 to the present, the Company's electricity rates have included unlawful charges for a return on investment in Trojan in an amount in excess of $100 million. Under Oregon Rules of Civil Procedure, Potential Plaintiffs may not bring the suit until 30 days after the date of the Notice.

Management cannot predict the ultimate outcome of the above matters. However, it believes these matters will not have a material adverse impact on the financial condition of the Company, but may have a material impact on the results of operations for a future reporting period. No reserves have been established by PGE for any amounts related to this issue.

Multnomah County Business Income Taxes - In January 2005, David Kafoury and Kafoury Brothers, LLC filed a class action lawsuit in Multnomah County Circuit Court against PGE on behalf of all PGE customers who were billed on their electric bills and paid amounts for Multnomah County Business Income Taxes (MBIT) after 1996. The plaintiffs allege that during the period 1997 through the third quarter 2004, PGE collected in excess of $6 million from its customers for MBIT that was never paid to Multnomah County. The charges were billed and collected under OPUC rules that allow utilities to collect taxes imposed by the county. As a member of Enron's consolidated income tax return, PGE paid the tax it collected to Enron. The plaintiffs seek a judgment against PGE for restitution of MBIT collected from customers. Plaintiffs also seek interest, recoverable costs, and reasonable attorney fees. The Plaintiffs filed an amended complaint on February 25, 2005, adding claims for fraud, unjust enrichment, conversion, statutory violations, and seeking punitive damages. On February 24, 2005, PGE requested a declaratory ruling from the OPUC on this matter. Management cannot predict the ultimate outcome of this matter.

Union Grievances - Grievances have been filed by several members of the International Brotherhood of Electrical Workers (IBEW) Local 125, the bargaining unit representing PGE's union workers, alleging that losses in their pension/savings plan were caused by Enron's manipulation of its stock. The grievances, which do not specify an amount of claim, seek binding arbitration. PGE filed for relief in Multnomah County Oregon Circuit Court seeking a ruling that the grievances are not subject to arbitration. On August 14, 2003, the Court granted PGE's motion for summary judgment, finding that the grievances are not subject to arbitration. A final judgment was entered on October 6, 2003. On October 22, 2003, the IBEW appealed the decision. Management cannot predict the ultimate outcome of this matter or estimate any potential loss.

Environmental Matters

Harborton - A 1997 investigation by the Environmental Protection Agency (EPA) of a 5.5 mile segment of the Willamette River known as the Portland Harbor revealed significant contamination of sediments within the harbor. Based upon analytical results of the investigation, the EPA included the Portland Harbor on the federal National Priority List pursuant to the federal Comprehensive Environmental Response, Compensation, and Liability Act (Superfund). In December 2000, PGE received a "Notice of Potential Liability" regarding its Harborton Substation facility and was included, along with sixty-eight other companies, on a list of Potentially Responsible Parties with respect to the Portland Harbor Superfund Site.

Also in 2000, PGE agreed with the Oregon Department of Environmental Quality (DEQ) to perform a voluntary remedial investigation of its Harborton Substation site to confirm whether any hazardous substances had been released from the substation property into the Portland Harbor sediments. In February 2002, PGE submitted its final investigative report to the DEQ, indicating that the voluntary investigation demonstrated that there is no likely present or past source or pathway for release of hazardous substances to surface water or sediments in the Portland Harbor Superfund Site at or from the Harborton Substation site. Further, the voluntary investigation demonstrated that the site does not present a high priority threat to present and future public health, safety, welfare, or the environment. Management believes that the Company's contribution to the sediment contamination, if any, from the Harborton Substation site would qualify it as a de minimis Potentially Responsible Party.

The EPA is coordinating activities of natural resource agencies and the DEQ and in early 2002 requested and received signed "administrative orders of consent" from several Potentially Responsible Parties, voluntarily committing themselves to further remedial investigations; PGE was not requested to sign, nor has it signed, such an order.

Sufficient information is currently not available to determine either the total cost of investigation and remediation of the Portland Harbor or the liability of Potentially Responsible Parties, including PGE. Management cannot predict the ultimate outcome of this matter or estimate any potential loss. However, it believes this matter will not have a material adverse impact on its financial statements.

Other - In October 2003, PGE agreed with the DEQ to provide cost recovery for oversight of a voluntary investigation and/or potential cleanup of petroleum products at another Company site that is upland from the Portland Harbor Superfund Site. Sufficient information is currently not available to determine the total costs related to this matter. However, PGE believes this matter will not have a material adverse impact on its financial statements.

Note 11 - Asset Retirement Obligations

SFAS No. 143, which was adopted on January 1, 2003, requires the recognition of AROs, measured at estimated fair value, for legal obligations related to dismantlement and restoration costs associated with the retirement of tangible long-lived assets in the period in which the liability is incurred. Upon initial recognition of AROs that are measurable, the probability weighted future cash flows for the associated retirement costs, discounted using a credit-adjusted risk-free rate, are recognized as both a liability and as an increase in the capitalized carrying amount of the related long-lived assets. Due to the long lead time involved, a market-risk premium cannot be determined for inclusion in future cash flows. Capitalized asset retirement costs are depreciated over the life of the related asset, with accretion of the ARO liability classified as an operating expense. On the Statement of Income, amounts are included in Accretion expense for Utility plant and Miscellaneous nonoperating income for Other property.

Regulation - Pursuant to regulation, AROs of rate-regulated long-lived assets are included in depreciation expense allowed in rates charged to customers. Any differences in the timing of recognition of costs for financial reporting and ratemaking purposes are deferred as a regulatory asset or regulatory liability under SFAS No. 71. PGE expects any changes in estimated AROs to be incorporated in future rates. Substantially all significant AROs are included in rate regulation.

Cumulative Effect - In 2003, PGE recorded a $2 million after-tax gain in earnings from the cumulative effect of a change in accounting principle related to other property. This transition adjustment represents a difference in using a straight-line amortization vs. accretion methodology under SFAS No. 143.

The $11 million transition adjustment for rate-regulated utility plant, consisting of the Boardman and Colstrip Units 3 and 4 coal plants, Beaver and Coyote Springs gas turbine plants, and the Bull Run hydro project, was deferred as a regulatory liability pursuant to SFAS No. 71.

The ARO associated with decommissioning of the Trojan plant was recorded on a nominal dollar basis at the time of its abandonment in 1993, with costs to be recovered through regulation recorded as a regulatory asset. With the adoption of SFAS No. 143, the regulatory asset and the related ARO for decommissioning of the Trojan plant were reduced by $55 million to adjust the balances to an estimated fair value as required by SFAS No. 143.

Asset Retirement Obligations Activity - Upon adoption of SFAS No. 143, PGE recorded AROs of $15 million for utility plant and $1 million for other property and adjusted the ARO for the Trojan Plant to $121 million.
The following presents the 2004 and 2003 effects and 2002 proforma effects to the balances and activities in AROs had SFAS No. 143 been in effect for all periods:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Proforma Year Ended December 31, 2002
Beginning Balance	$ 121	$ 137	$ 145
Activity			
AROs incurred	-	-	-
Expenditures	(17)	(21)	(18)
Accretion	6	6	6
Revisions	2	(1)	4
Ending Balance	$ 112	$ 121	$ 137

Unrecognized Asset Retirement Obligations

PGE has certain tangible long-lived assets for which AROs are not measurable. An ARO will be required to be recorded when circumstances change. The assets that may require removal when the plant is no longer in service include the Oak Grove hydro project and transmission and distribution plant located on public right-of-ways and on certain easements. Management believes that these assets will be used in utility operations for the foreseeable future.

Note 12 - Trojan Nuclear Plant

Plant Shutdown and Transition Costs - PGE is a 67.5% owner of Trojan. In early 1993, PGE ceased commercial operation of the nuclear plant. Since plant closure, PGE has committed itself to a safe and economical transition toward a decommissioned plant. A license amendment for the Independent Spent Fuel Storage Installation (ISFSI), an interim dry storage facility that will house the nuclear fuel on the plant site until permanent storage is available, was approved by the NRC in 2002, with fuel loading completed in 2003. The fuel is contained in thirty-four multi-purpose canisters, which have been loaded, sealed, and placed on the ISFSI pad. With the completion of the transfer of spent nuclear fuel to an on-site storage facility, transition activities associated with operating, maintaining, and securing the spent fuel pool have ceased.

Decommissioning - The Trojan decommissioning plan includes an estimate of PGE's cost to decommission the plant. In March 2004, PGE updated the decommissioning plan cost estimate to reflect revised inflation rates, in compliance with NRC procedures. At December 31, 2004, the asset retirement obligation, measured at estimated fair value in accordance with SFAS No. 143, is $96 million. (see Note 11, Asset Retirement Obligations).

ASSET RETIREMENT OBLIGATION (ARO)
(In Millions)

Balance, 12/31/03	$	104
2004 Expenditures		(16)
2004 Accretion		6
2004 Estimate Revisions		2
Balance, 12/31/04	$	96
Total expenditures through 12/31/04	$	206

The original cost estimate for the Trojan decommissioning plan was based on a site-specific study performed by an engineering firm experienced in estimating the cost of decommissioning nuclear plants. Subsequent updates have been prepared by PGE. Final site restoration activities are anticipated to begin in 2018 after PGE completes shipment of spent fuel to a United States Department of Energy (USDOE) facility (see "Nuclear Fuel Disposal and Cleanup of Federal Plants" below). Remaining decommissioning activities consist of demolition of the existing structures, operation of the ISFSI to the year 2018, and decommissioning of the ISFSI.

DECOMMISSIONING TRUST ACTIVITY
(In Millions)

		2004		2003
Beginning Balance	$	35	$	31
Activity				
Contributions		14		26
Earnings		1		-
Disbursements		(28)		(22)
Ending Balance	$	22	$	35

PGE's current retail prices include recovery of $14 million annually through 2011 for decommissioning costs; an equal amount is recorded in amortization expense. These amounts are deposited in an external trust fund, which is limited to reimbursing PGE for activities covered in Trojan's decommissioning plan. Funds were withdrawn during 2004 to cover the costs of general decommissioning and to fund the operation of the ISFSI. A $12 million trust fund contribution made in 2003, related to NRC funding assurance requirements, was refunded to the Company in 2004 upon completion of radiological decommissioning. Decommissioning trust funds are invested in a diversified portfolio of fixed income securities. Year-end balances are valued at market. Earnings on the trust fund are used to reduce decommissioning costs collected from customers. PGE expects any future changes in estimated decommissioning costs to be incorporated in future revenues collected from customers.

Nuclear Fuel Disposal and Cleanup of Federal Plants - PGE contracted with the USDOE for permanent disposal of its spent nuclear fuel in federal facilities and paid for such services, based on Trojan's generation, during the period of plant operation. The availability of an off-site repository for the permanent storage of radioactive waste would allow PGE to remove spent nuclear fuel from the ISFSI, allowing final decommissioning and release of the Trojan site for unrestricted use. Significant delays, however, are expected in the USDOE acceptance schedule for spent fuel from domestic utilities, with no federal repository expected to be available until at least 2010.

In 2002, the USDOE formally recommended Yucca Mountain, Nevada as the nation's first long-term geologic (underground) repository for high-level radioactive waste produced in the United States. The proposed location is based on the conclusions of scientific studies of the site, conducted over 20 years, which support a finding of suitability as mandated by the Nuclear Waste Policy Act and various regulations of the NRC, USDOE, and the EPA. The House and Senate approved the site and President Bush signed the Yucca Mountain resolution into law in July 2002. Lawsuits have been filed objecting to the recommendation of Yucca Mountain as a nuclear waste repository. The USDOE, which must apply to the NRC for an operating license, did not submit an application before the December 1, 2004 deadline. Further delays may make it difficult for PGE to move its high-level radioactive waste, currently contained in the ISFSI, to permanent underground storage by 2018.

On January 6, 2004, the co-owners of Trojan (PGE, Eugene Water & Electric Board, and PacifiCorp) filed a complaint against the USDOE in the U.S. Court of Federal Claims for failure to accept spent nuclear fuel by January 31, 1998, as required by the Standard Form Contract. The plaintiffs have paid the required assessment of $109 million and met all other conditions precedent. Damages sought are in excess of $200 million.

The Energy Policy Act of 1992 provided for the creation of a Decontamination and Decommissioning Fund to finance the cleanup of USDOE gas diffusion plants, with funding provided by both domestic nuclear utilities and the federal government. Contributions are based upon each utility's share of total enrichment services purchased by all domestic utilities prior to enactment of the legislation. PGE's $17 million share of the total funding requirement, based on Trojan's 1.1% usage of total industry enrichment services, is paid in annual installments that began in 1993 and which will terminate in 2006. PGE is current on all payments.

New Security Requirements - In response to the terrorist attacks of September 11, 2001, the NRC issued interim compensatory security measures for a generalized high-level threat environment at closed nuclear reactors that are in the decommissioning process and at ISFSI's. The new requirements are expected to remain in effect until the NRC determines that the level of threat has diminished, or that other security changes are needed. The NRC issued additional security orders to all operating reactors in 2003 that require operating plants to update their defensive strategies to counter a highly organized attack. It is possible that corresponding similar orders (limited in scope) will eventually be issued to the Trojan ISFSI. Until NRC requirements associated with any new orders are determined, any implementation costs (including their impact on the Trojan decommissioning cost estimate and related funding requirements) are not determinable. However, as any new security requirements are evaluated, any additional costs will be determined and decommissioning cost estimates revised as necessary.

Nuclear Insurance - The Price-Anderson Amendment of 1988 limits public liability claims that could arise from a nuclear incident and also provides for loss sharing among all owners of nuclear reactor licenses. Because Trojan has been permanently de-fueled, PGE has been exempted by the NRC from participation in the secondary financial protection pool covering losses in excess of $300 million at other nuclear plants. In addition, the NRC has reduced the required primary nuclear insurance coverage for Trojan to $100 million. The NRC has allowed PGE to self-insure for on-site decontamination related to spent nuclear fuel stored on-site in the ISFSI. PGE continues to carry non-contamination property insurance on the Trojan plant in the amount of $25 million.

Trojan ISFSI Pollution Control Tax Credits - In late 2004, PGE received final certification from the Oregon Environmental Quality Commission (OEQC) related to $21.1 million in Oregon pollution control tax credits that were generated from PGE's investment in the ISFSI. The OEQC rules require that the tax credits are to be spread over a ten-year period, beginning in 2004. In addition, PGE recorded a $2 million regulatory liability to defer the utilization of these tax credits in 2004 for future refund to customers.

Note 13 - Related Party Transactions

The tables below detail the Company's related party balances and transactions (in millions):

	December 31, 2004	December 31, 2003
Receivables from affiliated companies		
Enron Corp and other Enron Subsidiaries in Bankruptcy:		
Merger Receivable	$ -	$ 73
Allowance for Uncollectible - Merger Receivable	-	(73)
Accounts Receivable[(a)]	-	3
Other Allowance for Uncollectible Accounts[(a)]	-	(3)
Other Enron Subsidiaries:		
Portland General Holdings, Inc. - in Bankruptcy		
Accounts Receivable[(a)]	5	5
Other Allowance for Uncollectible Accounts [(a)]	(1)	(2)
PGH II and its subsidiaries - not in Bankruptcy		
Accounts Receivable[(a)]	1	2
Other Allowance for Uncollectible Accounts[(a)]	(1)	-
Note Receivable[(a)]	-	1
Payables to affiliated companies		
Enron Corp:		
Accounts Payable[(b)]	4	6
Income Taxes Payable[(c)]	21	36

(a) Included in Accounts and notes receivable on the Balance Sheets

(b) Included in Accounts payable and other accruals on the Balance Sheets

(c) Included in Accrued taxes on the Balance Sheets

For the Years Ended December 31	2004	2003
Expenses billed to affiliated companies		
PGH II and its subsidiaries - not in Bankruptcy:		
Intercompany services[(a)]	1	1
Expenses billed from affiliated companies		
Enron Corp:		
Intercompany services[(a)]	28	34
Interest, net from affiliated companies		
Enron Corp:		
Interest income (expense)[(b)]	-	(8)

(a) Included in Administrative expenses on the Statements of Income

(b) Included in Interest and dividend income on the Statements of Income

Distributions to Enron - On October 15, 2002, PGE submitted proofs of claim to the Bankruptcy Court for amounts representing intercompany obligations between PGE and Enron and its bankrupt subsidiaries arising prior to the commencement of the bankruptcy case. In December 2004, PGE made a distribution of all pre-petition amounts owed by Enron and its affiliates, and related proofs of claim, except for those related to Portland General Holdings, Inc. The distribution was made in an effort to eliminate these pre-petition intercompany balances from PGE's books in order to remove the uncertainties regarding the value of the proofs of claim. The specific types of claims distributed (and their related amounts) are discussed below.

Merger Receivable - In 1997, Enron acquired PGE through a merger between Enron and PGC, the former parent corporation of PGE. Under terms of the 1997 merger agreement, Enron and PGE agreed to provide $105 million of benefits to PGE's customers through price reductions payable over an eight-year period. Although the remaining liability to customers was reduced to zero under terms of a 2000 settlement agreement related to PGE's recovery of its investment in Trojan, Enron remained obligated to PGE for the approximate $80 million remaining balance and continued to make monthly payments, as provided under the merger agreement.

Enron suspended its monthly payments to PGE in September 2001, pursuant to its Stock Purchase Agreement with NW Natural, under which NW Natural was to have assumed Enron's merger payment obligation upon its purchase of PGE. The Stock Purchase Agreement was terminated in May 2002. At the time of Enron's bankruptcy filing on December 2, 2001, Enron owed PGE approximately $73 million (including accrued interest) for the Merger Receivable. Due to the uncertainty of the realization of the Merger Receivable, PGE established a reserve for the full amount of this receivable in December 2001. PGE accrued interest on the Merger Receivable and recorded an offsetting reserve from the December 2001 Enron bankruptcy filing until December 2003. Both the interest and the related reserve accrued in Enron's post-petition bankruptcy period were reversed in December 2003 to reflect PGE's proofs of claim filing. In December 2004, in conjunction with the distribution of pre-petition amounts to Enron (as discussed above), PGE reversed the $73 million Merger Receivable and related reserve. For further information, see Note 15, Enron Bankruptcy.

Income Taxes Receivable and Payable - As a member of Enron's consolidated income tax return, PGE made income tax payments to Enron for PGE's income tax liabilities. PGE and its subsidiaries ceased to be a member of Enron's consolidated tax group on May 7, 2001. On December 24, 2002, PGE and its subsidiaries again became a member of

Enron's consolidated tax group. The $21 million income taxes payable to Enron at December 31, 2004 represents a net current income taxes payable for the fourth quarter of 2004 that were paid to Enron in January 2005. During 2004, PGE paid $83 million to Enron for income taxes payable, of which $21 million was for the period from December 24, 2002 to December 31, 2003. Income tax payments for those periods were withheld until PGE's December 24, 2002 reconsolidation with Enron was agreed to by the IRS on February 2, 2004. The remaining $62 million tax payment to Enron represented $55 million for the first nine months of 2004 and $7 million net taxes payable (net of receivables) for the period up to May 7, 2001 (pre-petition) which was part of the December 2004 distribution of pre-petition amounts discussed above. The $36 million income taxes payable to Enron at December 31, 2003 represented $29 million related to income taxes owed for the period December 24, 2002 through December 31, 2003 and $7 million for income taxes owed up to May 7, 2001 (pre-petition liability included as an offset in PGE's proofs of claim filing). For further information, see Note 15, Enron Bankruptcy.

Intercompany Receivables and Payable - As part of its continuing operations, PGE bills affiliates for various services provided by the Company. These include services provided by PGE employees, as well as other corporate services. In addition, Enron passes through PGE's share of costs related to employee benefits and certain insurance coverage. Transactions with affiliates are subject either to approval of, or confirmation filing requirements with, the OPUC and, as long as PGE is a subsidiary of a registered holding company under PUHCA, the SEC. Under OPUC regulations, services provided to affiliates by PGE are charged at the higher of cost or market, while affiliated services received by PGE are charged at the lower of cost or market. Under SEC regulations, both services provided to, and received from, affiliates are charged at cost. Services will be provided at cost unless there is a conflict between OPUC and SEC regulations, in which case PGE and Enron have agreed not to provide the services until the matter can be resolved.

Enron - In 2004, Enron passed through to PGE approximately $25 million for medical/dental benefits and retirement savings plan matching and $3 million for insurance coverage. Beginning in 2004, Enron no longer bills PGE for corporate overhead costs. In 2003, Enron passed through to PGE approximately $20 million for medical/dental benefits and retirement savings plan matching, $1 million for insurance coverage, and billed $13 million for corporate overhead costs. In 2002, Enron passed through to PGE approximately $19 million for retirement savings plan matching and medical/dental benefits and billed $13 million for corporate overhead costs. Effective January 1, 2005, administration of the medical/dental benefit and retirement savings plans was returned to PGE from Enron; as a result, Enron no longer bills PGE for these services.

Intercompany payables to Enron were paid by PGE until Enron filed for bankruptcy in early December 2001, except for payments for employee benefit plans. In reaching an agreement with Enron regarding the allocation of corporate overheads in the post-bankruptcy period, PGE resumed payments for corporate overhead costs from March 2003 through December 2003. During 2004, PGE paid $30 million to Enron, consisting of $23 million for employee benefits, $3 million for insurance premiums, and $4 million for pre-petition period corporate overheads and restricted stock costs. The payment of the pre-petition period amounts was part of PGE's December 2004 distribution of pre-petition amounts to Enron. At December 31, 2004, PGE had $4 million payable to Enron for employee benefits. During 2003, PGE paid $47 million to Enron, consisting of $27 million for corporate overhead costs and $20 million for employee benefits. The $6 million payable to Enron at December 31, 2003 consisted of $4 million for corporate overheads and $2 million for employee benefits.

In December 2004, in conjunction with the distribution of pre-petition amounts discussed above, PGE reversed the $1 million account receivable from Enron and the related reserve for pre-petition employee benefits. At December 31, 2004, PGE has no remaining pre-petition intercompany balances with Enron.

Other Enron Subsidiaries in Bankruptcy - PGE purchased electricity from, and sold electricity to, Enron Power Marketing, Inc. (EPMI) during 2001. PGE also provided transmission services to EPMI under a transmission contract that was guaranteed by Enron. PGE has not purchased electricity from, or sold electricity to, EPMI since December 2001, and EPMI has not paid for transmission services since September 2002.

PGE was owed a net $2 million by EPMI for power sales and transmission services of $1 million in 2001 and 2002. EPMI is part of Enron's bankruptcy proceedings. Due to uncertainties associated with the realization of this receivable from EPMI, a $2 million reserve was established. PGE included amounts owed by EPMI for power sales and transmission services in the proofs of claim filed with the Bankruptcy Court.

In April 2003, PGE entered into a settlement agreement with EPMI and Enron to terminate the transmission contract. The settlement agreement was approved by the Bankruptcy Court and accepted by the FERC. Under the settlement, PGE retained a $200,000 deposit from EPMI related to the transmission contract and Enron's guaranty was terminated. PGE amended its proofs of claim in the Enron bankruptcy to include a pre-petition unsecured claim against EPMI and a pre-petition guaranty claim against Enron for $1 million owed PGE for transmission services. In December 2004, as part of the distribution of pre-petition amounts discussed above, PGE reversed the $2 million account receivable from EPMI and the related reserve. As of December 31, 2004, PGE has no remaining account receivable or payable balances with EPMI. For further information, see Note 15, Enron Bankruptcy.

Portland General Holdings, Inc. - in Bankruptcy - On June 27, 2003, PGH, a wholly owned subsidiary of Enron located in Portland, filed to initiate bankruptcy proceedings under the federal Bankruptcy Code. The PGH filing has been procedurally consolidated with the Enron bankruptcy proceeding. No PGH subsidiaries are included in the bankruptcy filing. At December 31, 2004 and 2003, PGE had outstanding accounts receivable from PGH of $5 million, comprised of $4 million related to employee benefit plans and $1 million for employee and other corporate governance services provided by PGE to PGH in 2002. During 2003, PGE submitted proofs of claim to the Bankruptcy Court for approximately $5 million for employee benefit and corporate governance services. Based on management's assessment of the realizability of the receivable from PGH, a reserve of $2 million was established in December 2002. In June 2004, PGE reduced the reserve by $1 million based on management's current assessment. PGE will continue to assess the collectibility of this receivable.

In 1999, PGE transferred $21 million of corporate owned life insurance policies to PGH, creating a receivable balance owed by PGH to PGE. PGH transferred these policies to a trust to pay certain non-qualified benefit plan obligations owed by PGH, leaving with PGH the receivable balance due PGE. Later in 1999, PGH recorded a capital transaction with its wholly owned subsidiary PGH II, Inc. (PGH II), reflecting an assumption by PGH II of the obligation to pay the $21 million owed to PGE. PGH retained the residual interest in the trust owned life insurance policies. The transfer to PGH II was the result of negotiations between Enron and Sierra Pacific Resources related to the proposed sale of PGE and PGH II to Sierra (the sale of which was later terminated in April 2001). In the proposed sale of PGE and PGH II to NW Natural, the obligation to pay the intercompany payable to PGE would have been assumed by NW Natural. In June 2002, due to the termination of the sale agreement with NW Natural, the PGE intercompany payable was transferred back to PGH. Due to the effects of both the termination of the sale agreement with NW Natural and the complexities of the Enron bankruptcy on the period of time required to collect this receivable balance from PGH, PGE's board of directors on July 25, 2002 approved the transfer of the intercompany receivable at PGE to Enron in the form of a non-cash dividend. In July 2002, the balance due PGE from PGH of $27 million, including accrued interest, was transferred to Enron as a non-cash dividend.

PGH II and its Subsidiaries - not in Bankruptcy - PGH II, a wholly owned subsidiary of PGH, is the parent company of various subsidiaries that receive services from PGE. PGH II and its subsidiaries are not part of Enron's or PGH's bankruptcy proceedings. PGH II subsidiaries include Portland General Distribution, LLC (PGDC), a telecommunications company, Microclimates, Inc., a project management company, and Portland Energy Solutions Company, LLC (PES), which provided cooling services to buildings in downtown Portland, Oregon.

During 2004, 2003 and 2002, PGE billed PGH II and its subsidiaries $1 million annually, for employee and other corporate governance services. As of December 31, 2004, PGE had outstanding accounts receivable from PGDC of $1 million for employee and other corporate governance services, offset by an approximate $0.9 million uncollectible reserve. At December 31, 2003, PGE had outstanding accounts and notes receivable from PGH II and its subsidiaries of $3 million, comprised of $2 million for employee and other corporate governance services ($1 million each owed by PGDC and PES) and a $1 million secured loan to PES.

PGE and PES had entered into a revolving credit agreement under which PGE had agreed to advance funds to PES to complete a district cooling system project. Advances accrued interest at 16% per annum. Interest paid by PES to PGE in excess of PGE's authorized cost of capital (9.083%) was deferred for future refund to PGE's customers. In April 2004, PES sold substantially all of its assets to an unrelated third party. The proceeds from the sale were used to repay all amounts PES owed to PGE, including trade payables and amounts due under the loan.

In September 2004, PGDC sold substantially all of its assets to an unrelated third party. The proceeds from the sale are expected to repay the unreserved amounts that PGDC owes to PGE.

On November 8, 2004, PGH II sold all of the common stock of Microclimates, Inc. to an unrelated third party. Prior to the sale, PGE received payment for all amounts owed by Microclimates

Other Subsidiaries - PGE also provides services to its subsidiaries, including funding under a cash management agreement and the sublease of office space in the Company's headquarter complex.

PGE maintains no compensating balances and provides no guarantees for related parties.

Interest Income and Expense - Interest on the Enron Merger Receivable balance and the related reserve accrued in Enron's post-petition bankruptcy period were reversed in December 2003, as previously discussed. Accounts receivable balances from PGH II and its subsidiaries accrue interest at 9.5%. Receivable balances from PGH also accrued interest at 9.5% until PGH filed bankruptcy and the interest accrual was discontinued. Prior to 2001, interest was accrued at 9.5% on other outstanding receivable and payable balances with Enron and its other subsidiaries.

Note 14 - Receivables and Refunds on Wholesale Market Transactions

Receivables - California Wholesale Market

As of December 31, 2004, PGE has net accounts receivable balances totaling approximately $63 million from the California Independent System Operator (ISO) and the California Power Exchange (PX) for wholesale electricity sales made from November 2000 through February 2001. The Company estimates that the majority of this amount was for sales by the ISO and PX to Southern California Edison Company and Pacific Gas & Electric Company (PG&E).

In March 2001, the PX filed for bankruptcy and in April 2001, PG&E filed a voluntary petition for relief under the provisions of Chapter 11 of the federal Bankruptcy Code. PGE filed a proof of claim in each of the proceedings for all past due amounts. Although both entities have emerged from their bankruptcy proceedings as reorganized debtors, not all claims filed in the proceedings, including those filed by PGE, have been resolved. PGE is continuing to pursue collection of these claims.

Management continues to assess PGE's exposure relative to these receivables. Based upon FERC orders regarding the methodology to be used to calculate refunds and the FERC's indication that potential refunds related to California wholesale sales (see "Refunds on Wholesale Transactions" below) can be offset with accounts receivable related to such sales, PGE has established reserves totaling $40 million related to this receivable amount. The Company is examining numerous options, including legal, regulatory, and other means, to pursue collection of any amounts ultimately not received through the bankruptcy process.

Refunds on Wholesale Transactions

California

On July 25, 2001, the FERC issued an order establishing the scope of and methodology for calculating refunds for federally-mandated wholesale sales transactions made between October 2, 2000 and June 20, 2001 in the spot markets operated by the ISO and PX. The order established evidentiary hearings to develop a factual record to provide the basis for the refund calculation. Several additional orders clarifying and further defining the methodology have since been issued by the FERC. Appeals of the FERC orders were filed and in August 2002 the U.S. Ninth Circuit Court of Appeals issued an order requiring the FERC to reopen the record to allow the parties to present additional evidence of market manipulation.

Also in August 2002, the FERC Staff issued a report that included a recommendation that natural gas prices used in the methodology to calculate potential refunds be reduced significantly, which could result in a material increase in PGE's potential refund obligation.

In December 2002, a FERC administrative law judge issued a certification of facts to the FERC regarding the refunds, based on the methodology established in the 2001 FERC order rather than the August 2002 FERC Staff recommendation. On March 26, 2003, the FERC issued an order in the California refund case (Docket No. EL00-95) adopting in large part the certification of facts of the FERC administrative law judge but adopting the August 2002 FERC Staff recommendation on the methodology for the pricing of natural gas in calculating the amount of potential refunds. PGE estimates its potential liability under the modified methodology at between $40 million and $50 million, of which $40 million has been established as a reserve, as discussed above.

Numerous parties, including PGE, filed requests for rehearing of various aspects of the March 26, 2003 order, including the methodology for the pricing of natural gas. On October 16, 2003, the FERC issued an order reaffirming, in large part, the modified methodology adopted in its March 26, 2003 order. PGE does not agree with the FERC's methodology for determining potential refunds, and on December 20, 2003, the Company appealed the FERC's October 16, 2003 order to the U.S. Ninth Circuit Court of Appeals; several other parties have also appealed the October 16, 2003 order. On May 12, 2004, the FERC issued an order that denied further requests for rehearing of the October 16, 2003 order. Although there continue to be miscellaneous orders issued in the underlying FERC proceeding, the Ninth Circuit Court has now begun to hear the numerous appeals. It has bifurcated appeals of the existing cases before it into two phases. The first will consider arguments regarding jurisdictional issues and the permissible scope of refund liability, both in terms of the time frame for which refunds were ordered and the types of transactions subject to refund. Briefing has commenced on this first phase. The second phase will consider the issues relating to the refund methodology itself. PGE expects that the Court will establish additional phases as the continuing issues remaining before FERC become final and are appealed.

Also on May 12, 2004, the FERC issued a separate order that provided clarification regarding certain aspects of the methodology for California generators to recover fuel costs incurred to generate power that were in excess of the gas cost component used to establish the refund liability. On September 24, 2004, the FERC issued an order that denied requests for rehearing of its May 12, 2004 fuel cost order and also adopted a new methodology to allocate the excess amounts of fuel costs that California generators are permitted to recover. Under the new allocation methodology, PGE could be required to pay additional amounts in those hours when it was a net buyer in California spot markets, thus increasing its net refund liability. PGE does not expect that this order will materially increase the Company's potential refund exposure. Partly as a means of limiting its exposure to additional fuel costs, PGE has opted to become a participant in several settlements filed jointly by large generators and California parties, and approved by the FERC during 2004.

In several of its underlying refund orders, the FERC has indicated that if marketers, such as PGE, believe that the level of their refund liability has caused them to incur an overall revenue shortfall for their sales to the ISO and PX during the refund period, they will be permitted to file a cost study to prove that they should be permitted to recover additional revenues in excess of the mitigated prices in order to cover their costs. In December 2004, the FERC requested comments regarding the manner in which such studies should be conducted and the principles that should control. PGE and numerous other parties filed comments and reply comments in January 2005. A decision by the FERC to adopt PGE's approach to these studies could reduce the Company's ultimate refund liability.

The FERC has indicated that any refunds PGE may be required to pay related to California wholesale sales (plus interest from collection date) can be offset by accounts receivable (plus interest from due date) related to sales in California (see "Receivables - California Wholesale Market" above). Interest has not yet been recorded by the Company. In addition, any refunds paid or received by PGE applicable to spot market electricity transactions on and after January 1, 2001 in California may be eligible for inclusion in the calculation of net variable power costs under the Company's power cost adjustment mechanism in effect at that time. This could further mitigate the financial effect of any refunds made or received by the Company.

On March 20, 2002, the California Attorney General filed a complaint with the FERC against various sellers in the wholesale power market, alleging that the FERC's authorization of market-based rates violated the Federal Power Act (FPA), and, even if market-based rates were valid under the FPA, that the quarterly transaction reports required to be filed by sellers, including PGE, did not contain the transaction-specific information mandated by the FPA and the FERC. The complaint argued that refunds for amounts charged between market-based rates and cost-based rates during the period October 2, 2000 - June 4, 2002 should be ordered. The FERC denied the challenge to market-based rates and refused to order refunds, but did require sellers, including PGE, to re-file their quarterly reports to include transaction-specific data. The California Attorney General appealed the FERC's decision to the Ninth Circuit Court of Appeals. On September 8, 2004, the Court issued an opinion upholding the FERC's authority to approve market-based tariffs, but also holding that the FERC had the authority to order refunds, if quarterly filing of market-based sales transactions had not been properly made. The Court required the FERC, upon remand, to reconsider whether refunds should be ordered. On October 25, 2004, certain parties filed a petition for rehearing with the Court. In the refund case and in related dockets, the California Attorney General and other California parties have argued that refunds should be ordered retroactively to at least May 1, 2000. PGE cannot predict the outcome of these proceedings or whether the FERC will order refunds retroactively to May 1, 2000, and if so, how such refunds would be calculated.

Pacific Northwest

In the July 25, 2001 order, the FERC also called for a preliminary evidentiary hearing to explore whether there may have been unjust and unreasonable charges for spot market sales of electricity in the Pacific Northwest from December 25, 2000 through June 20, 2001. During that period, PGE both sold and purchased electricity in the Pacific Northwest. In September 2001, upon completion of hearings, the appointed administrative law judge issued a recommended order that the claims for refunds be dismissed. In December 2002, the FERC re-opened the case to allow parties to conduct further discovery. In June 2003, the FERC issued an order terminating the proceeding and denying the claims for refunds. In July 2003, numerous parties filed requests for rehearing of the June 2003 FERC order. In November 2003 and February 2004, the FERC issued orders that denied all pending requests for rehearing. Parties have appealed various aspects of these FERC orders.

Management cannot predict the ultimate outcome of the above matters related to wholesale transactions in California and the Pacific Northwest. However, it believes that the outcome will not have a material adverse impact on the financial condition of the Company, but may have a material impact on the results of operations for future reporting periods.

Note 15 - Enron Bankruptcy

Commencing on December 2, 2001, Enron, along with certain of its subsidiaries, filed to initiate bankruptcy proceedings under Chapter 11 of the federal Bankruptcy Code. PGE is not included in the bankruptcy, but the common stock of PGE held by Enron is part of the bankruptcy estate.

Enron and its debtor-in-possession subsidiaries (collectively the Debtors) filed their Chapter 11 plan (the Chapter 11 Plan) and related disclosure statement (the Disclosure Statement) with the Bankruptcy Court. The Chapter 11 Plan and Disclosure Statement, as amended, provide information about the assets that are in the bankruptcy estate, including the common stock of PGE, and how those assets will be distributed to the creditors. The Chapter 11 Plan was confirmed by the Bankruptcy Court on July 15, 2004 and it became effective on November 17, 2004.

On March 10, 2005, the OPUC issued Order No. 05-114, in which it denied Oregon Electric's application to purchase PGE. Enron and Oregon Electric have stated that they are reviewing the Order and evaluating their next steps. Under the Chapter 11 Plan, if PGE is not sold to Oregon Electric or another buyer, the shares of PGE's common stock will be distributed over time to the Debtors' creditors. It is anticipated that once a sufficient amount of the common stock is distributed to creditors, the shares would be publicly traded.

Management cannot predict with certainty what impact the Chapter 11 Plan may have on PGE. However, since the Chapter 11 Plan has become effective, the assets and liabilities of PGE will not become part of the Enron estate in bankruptcy.

Notwithstanding the above, PGE may have potential exposure to certain liabilities and asset impairments as a result of Enron's bankruptcy. These are:

1. **Amounts Due from Enron and Enron-Supported Affiliates in Bankruptcy** - As described in Note 13, Related Party Transactions, in December 2004, PGE made a distribution of all pre-petition amounts owed by Enron and its affiliates, and related proofs of claim, except for those related to Portland General Holdings, Inc. The distribution was made in an effort to eliminate all pre-petition intercompany balances from PGE's books in order to remove the uncertainties regarding the value of the proofs of claim. Following the distribution, PGE's balance sheet at December 31, 2004 was cleared of all pre-petition intercompany balances with Enron and its affiliates, with the exception of PGH. As of December 31, 2004, PGE has outstanding accounts receivable of $5 million due from PGH which is part of the Enron bankruptcy proceedings. Based on management's assessment of the realizability of accounts receivable from PGH, a reserve of $1 million has been established.

2. **Controlled Group Liability** - Enron's bankruptcy has raised questions regarding potential PGE liability for certain employee benefit plan and tax obligations of Enron.

Pension Plans

Funding Status

The pension plan for the employees of PGE (the PGE Plan) is separate from the Enron Corp. Cash Balance Plan (the Enron Plan). At December 31, 2004, the total fair value of PGE Plan assets was $2 million higher than the projected benefit obligation on a SFAS No. 87 (Employers' Accounting for Pensions) basis. In addition, the PGE Plan was over-funded on an accumulated benefit obligation basis by about $58 million as of December 31, 2004.

Enron's management has informed PGE that, as of December 31, 2004, the assets of the Enron Plan were less than the present value of all accrued benefits by approximately $48 million on a SFAS No. 87 basis and approximately $166 million on a plan termination basis. The Pension Benefit Guaranty Corporation (PBGC) insures pension plans, including the PGE Plan and the Enron Plan and the pension plans of other Debtors. Enron's management has informed PGE that the PBGC has filed claims in the Enron bankruptcy cases with respect to the Enron Plan and the plans of the other Debtors (Pension Plans). The claims are duplicative in nature because certain liability under ERISA is joint and several. Five of the PBGC's claims represent unliquidated claims for PBGC insurance premiums (the Premium Claims), five are unliquidated claims for due but unpaid minimum funding contributions (the Contribution Claims) under the Internal Revenue Code of 1986, as amended, and ERISA, 26 U.S.C. Section 412, and 29 U.S.C. Section 1082, and the remaining five claims are for unfunded benefit liabilities (the UBL Claims). PBGC has informed the Debtors that it has reduced its aggregate estimate of the UBL Claims for the Pension Plans to $321.8 million, including $240.2 million for the Enron Plan and $64.6 million related to the PGE Plan, although it has not amended the UBL Claims to reflect those amounts. Except for one PBGC premium, which is not material, the Debtors are current on their PBGC premiums and their minimum funding contributions to the Pension Plans. Therefore, the Debtors' value the Premium Claims and the Contribution Claims at $0. Enron management has informed PGE that the PBGC has informally alleged in pleadings filed with the Bankruptcy Court that the UBL claim related to the Enron Plan could increase by as much as 100%. PBGC has not provided support (statutory or otherwise) for this assertion and Enron management disputes the validity of any such claim.

Because the Enron Plan is underfunded, in certain circumstances the Enron Plan may be terminated and taken control of by the PBGC upon approval of a Federal District Court. In addition, with consent of the PBGC, Enron could seek to terminate the Enron Plan while it is underfunded. Moreover, if it satisfies certain statutory requirements, Enron can commence a voluntary termination by fully funding the Enron Plan, in accordance with the Enron Plan terms, and terminating it in a "standard" termination in accordance with the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Upon termination of an underfunded pension plan, all of the members of the ERISA controlled group of the plan sponsor become jointly and severally liable for the plan's underfunding. The PBGC can demand payment from one or more of the members of the controlled group. If payment is not made, a lien in favor of the PBGC automatically arises against all of the assets of that member of the controlled group. The amount of the lien is equal to the lesser of the underfunding or 30% of the aggregate net worth of all of the controlled group members. In addition, if the sponsor of a pension plan does not timely satisfy its minimum funding obligation to the pension plan, once the aggregate missed amounts exceed $1 million, a lien in favor of the plan in the amount of the missed funding automatically arises against the assets of every member of the controlled group. In either case, the PBGC may file to perfect the lien and attempt to enforce it against the assets of the plan sponsor and the members of its controlled group. PGE management believes that the lien would be subordinate to prior perfected liens on the assets of the members of the controlled group. Substantially all of PGE's assets are subject to a prior perfected lien in favor of the holders of its First Mortgage Bonds. PGE management believes that any lien asserted by the PBGC would be subordinate to that lien. In addition, the PBGC retains an interest in any sales proceeds generated by the Enron auction process for PGE. Based on discussions with Enron's management, PGE's management understands that Enron has made all required contributions to date.

On January 30, 2004, the Bankruptcy Court entered the order authorizing Enron and certain of its affiliated Debtors to contribute $200 million to the Pension Plans and terminate them in a manner that should eliminate the PBGC's claims. However, there can be no assurance that Enron will have the ability to obtain funding for accrued benefits on acceptable terms, that certain funding contingencies will be met, or that the required government agencies that review pension plan terminations will approve the termination of the Pension Plans. If the proposal to fund and terminate the Enron Plan is approved and consummated, it should eliminate any need for the PBGC to attempt to collect from PGE any liability related to the Enron Plan.

On June 2, 2004, the PBGC issued notices to Enron and Enron Facility Services, Inc. (EFS), an Enron affiliate, stating that the PBGC had determined that the Pension Plans should be terminated. On June 3, 2004, the PBGC filed a complaint (PBGC Complaint) in the District Court for the Southern District of Texas against Enron seeking an order (i) terminating the Pension Plans; (ii) appointing the PBGC the statutory trustee of the Pension Plans; (iii) requiring transfer to the PBGC of all records, assets or other property of the Pension Plans required to determine the benefits payable to the Pension Plans' participants; and (iv) establishing June 3, 2004 as the termination date of the Pension Plans.

The PGE Plan was not included in the above Complaint, nor was PGE issued a similar notice of determination regarding the PGE Plan. The PBGC has taken no action to terminate the PGE Plan.

On August 4, 2004, Enron, EFS and certain Debtors filed a complaint with the Bankruptcy Court (Enron Complaint) seeking (i) a declaration that the PBGC Complaint is void; and (ii) orders staying, restraining and enjoining the PBGC from continuing the prosecution of the PBGC Complaint and preliminarily and permanently enjoining the PBGC to cease prosecution of, and to dismiss with prejudice, the PBGC Complaint. On September 8, 2004, the Bankruptcy Court denied the Enron Complaint.

Unless and until the District Court authorizes the PBGC to terminate the Pension Plans and the PBGC makes a demand on PGE to pay some or all of any unfunded benefit liabilities under the Pension Plans, which would not occur unless the Proposed Pension Settlement is not approved by both the District and Bankruptcy Courts or the parties do not satisfy the terms of the Proposed Pension Settlement. PGE has no liability for the unfunded benefit liabilities and no termination liens arise against any PGE property.

Proposed Settlement

Enron management has informed PGE management that Enron has reached a settlement in principle with the PBGC, the terms of which have not yet been disclosed (the "Proposed Pension Settlement"). However, the Proposed Pension Settlement has caused the PBGC and Enron to file stays of the litigation in the District Court on the involuntary termination of the Pension Plans and in the Bankruptcy Court on the PBGC claims against the Debtors with respect to the Pension Plans and Enron's objection to such PBGC claims. The Proposed Pension Settlement must be filed and approved by the District Court and the Bankruptcy Court and all terms of the Proposed Pension Settlement must be satisfied for the contingent liability against PGE by the PBGC to be relinquished. If the Proposed Pension Settlement is not approved by both the District and Bankruptcy Courts or the parties do not satisfy all the terms of the Proposed Pension Settlement, and if the relief sought in the Enron Complaint is not obtained when the stay is lifted, Enron may be precluded from funding and terminating the Pension Plans as previously authorized by the Bankruptcy Court until, if at all, after resolution of the PBGC Complaint as the stay with respect to such litigation also would be lifted. In addition, in that case it may be possible, subject to applicable law, for the Enron Plan and PGE Plan to be merged while Enron and PGE are in the same controlled group, and any excess assets in the PGE Plan would reduce the deficiency in the Enron Plan. However, if the plans are not merged, the deficiency in the Enron Plan could become the responsibility of the PBGC and the PGE Plan assets would be undiminished.

If the Proposed Pension Settlement is approved, Enron would proceed with the standard termination of the Pension Plans as discussed above and any need for the PBGC to attempt to collect from PGE any liability related to the Enron Plan would be eliminated.

PGE management cannot predict the outcome of the above matters or estimate any potential loss. In addition, if the PBGC did look solely to PGE to pay any amount with respect to the Enron Plan, PGE would exercise all legal rights, if any, available to it to defend against such a demand and to recover any contributions from the other solvent members of the controlled group. No reserves have been established by PGE for any amounts related to this issue.

<u>Retiree Health Benefits</u>

PGE management understands, based on discussions with Enron management, that Enron maintains a group health plan for certain of its retirees. If retirees of Enron lose coverage under Enron's group health plan for retirees due to Enron's bankruptcy proceedings, the retirees must be provided the opportunity to purchase continuing coverage (known as COBRA Coverage) from an Enron group health plan, if any, or the appropriate group health plan of another member of the controlled group. The liability for benefits under the Enron group health plan for retirees (other than potential liability to provide COBRA Coverage) is not a joint and several obligation of other members of the Enron controlled group, including PGE, so PGE would not be required to assume from Enron, or otherwise pay, any liabilities from the Enron group health plan. Neither PGE nor any other member of Enron's controlled group would be required to create new plans to provide COBRA Coverage for Enron's retirees, and the retirees would not be entitled to choose the plan from which to obtain coverage. Retirees electing to purchase COBRA Coverage would be provided the same coverage that is provided to similarly situated retirees under the most appropriate plan in the Enron controlled group. Retirees electing to purchase COBRA Coverage would be required to pay for the COBRA Coverage, up to an amount not to exceed 102% of the cost of coverage for similarly situated beneficiaries. Retirees are not required to acquire COBRA Coverage. Retirees will be able to shop for coverage from third party sources and determine which is the least expensive coverage.

PGE management believes that in the event Enron terminates retiree coverage, any material liability to PGE associated with Enron retiree health benefits is unlikely for two reasons. First, based on discussions with Enron management, PGE management understands that most of the retirees that would be affected by termination of the Enron plan are from solvent members of the controlled group and few, if any, live in Oregon. PGE management believes that it is unlikely that any PGE plans would be found to be the most appropriate to provide COBRA Coverage. Second, even if a PGE plan were selected, PGE management believes that retirees in good health should be able to find less expensive coverage from other providers, which will reduce the number of retirees electing COBRA Coverage. PGE management believes that the additional cost to PGE to provide COBRA Coverage to a limited number of retirees that are unable to acquire other coverage because they are difficult to insure or have preexisting conditions will not have a material adverse effect on the financial statements. No reserves have been established by PGE for any amounts related to this issue.

Income Taxes

Under regulations issued by the U.S. Treasury Department, each member of a consolidated group during any part of a consolidated federal income tax return year is severally liable for the tax liability of the consolidated group for that year. PGE became a member of Enron's consolidated group on July 2, 1997, the date of Enron's merger with PGC. Based on discussions with Enron's management, PGE management understands that Enron has treated PGE as having ceased to be a member of Enron's consolidated group on May 7, 2001 and becoming a member of Enron's consolidated group once again on December 24, 2002. On December 31, 2002, PGE and Enron entered into a tax allocation agreement pursuant to which PGE agreed to make payments to Enron that approximate the income taxes for which PGE would be liable if it were not a member of Enron's consolidated group. Due to the uncertainty with the reconsolidation during 2003, PGE held certain tax payments due Enron. Enron obtained an agreement from the IRS on February 2, 2004 stipulating that PGE did become a member of the Enron consolidated group on December 24, 2002. PGE resumed tax payments due Enron in early 2004.

Enron's management has provided the following information to PGE:

A. Enron's consolidated tax returns through 1995 have been audited and are closed.

B. The IRS has completed an audit of Enron's consolidated tax returns for 1996-2001. For years 1996 through 1999, Enron and its subsidiaries generated substantial net operating losses (NOLs). For 2000, Enron and its subsidiaries paid an alternative minimum tax. Enron's 2001 consolidated tax return showed a substantial net operating loss, which was carried back to the tax year 2000, for which Enron seeks a tax refund for taxes paid in 2000. The carryback of the 2001 loss to 2000 is expected to provide Enron and its subsidiaries with substantial NOLs which may be used to offset additional income tax liabilities that may result from future IRS audits for the taxable periods PGE was a member of Enron's consolidated federal income tax returns.

C. Enron's 2003 tax return was filed on September 14, 2004. As noted in paragraph B. above, Enron expects to have substantial NOLs from operations in years preceding 2003. Enron had 2003 NOLs sufficient to eliminate Enron's regular and alternative minimum income tax liabilities for 2003 and expects to have sufficient NOLs to offset its regular income tax liability for all subsequent periods through the date of consummation of its plan of reorganization.

On March 28, 2003, the IRS filed various proofs of claim for taxes in the Enron bankruptcy, including a claim for approximately $111 million with respect to income tax, interest, and penalties for taxable years in which PGE was included in Enron's consolidated tax return. The IRS has amended the proof of claim to reduce it to $20 million. The IRS and Enron reached a settlement on Enron's 1996-2001 tax liability on January 5, 2005. The settlement shows no net taxes due by Enron to the IRS. In the meantime, however, the settlement eliminates any further assessment of tax, interest or penalty for the years 1996-2001 against any member of the consolidated group in those years in excess of the overpayment currently held by the IRS.

However, with respect to periods after 2001, the Company would potentially remain severally liable for post-petition interest as well as any portion of the claim allowed in the bankruptcy that the IRS does not collect from the debtors.

To the extent, if any, that the IRS would look to PGE to pay any assessment not paid by Enron, PGE would exercise whatever legal rights, if any, that are available for recovery in Enron's bankruptcy proceedings, or to otherwise seek to obtain contributions from the other solvent members of the consolidated group. As a result, management believes the income tax, interest, and penalty exposure to PGE (related to any future liabilities from Enron's consolidated tax returns during the period PGE was a member of Enron's consolidated returns) would not have a material adverse effect on the financial statements. No reserves have been established by PGE for any amounts related to this issue.

Proposed Sale of PGE

On November 18, 2003, Enron and Oregon Electric, a newly-formed Oregon limited liability company financially backed primarily by investment funds managed by Texas Pacific Group, entered into a definitive agreement by which Enron will sell all of the issued and outstanding common stock of PGE to Oregon Electric. The transaction is valued at approximately $2.35 billion, including the assumption of debt. The final amount of consideration will be determined on the basis of PGE's financial performance between January 1, 2003 and closing. The transaction, previously approved by the Enron Board of Directors and supported by the Official Unsecured Creditors' Committee, was approved by the Bankruptcy Court on February 5, 2004. The transaction also requires approval of the OPUC, the SEC, the FERC, and certain other regulatory agencies. Applications for approval of the acquisition of PGE by Oregon Electric have been filed with the OPUC (on March 8, 2004), the FERC (on April 6, 2004), and the SEC (on July 29, 2004). On January 3, 2005, the Oregon Energy Facility Siting Council issued a declaratory ruling that the proposed acquisition is not a transfer of ownership that would require a transfer of certain generating plant site certificates held by PGE. On February 14, 2005, the NRC approved the proposed acquisition.

In July 2004, the OPUC Staff and other intervenors filed their initial testimony that the sale of PGE to Oregon Electric not be approved unless greater net benefits for customers of PGE can be demonstrated. In September 2004, OPUC Staff recommended approval of the sale subject to certain conditions, including customer rate credits and limitations on distributions from PGE to Oregon Electric. Oregon Electric responded to concerns raised by the staff and other intervenors in subsequent rebuttal testimony and settlement meetings. Hearings and final oral arguments were held in late 2004. On March 10, 2005, the OPUC issued Order No. 05-114, in which it denied Oregon Electric's application to purchase PGE. Enron and Oregon Electric have stated that they are reviewing the Order and evaluating their next steps.

If PGE is not sold to Oregon Electric, under the Chapter 11 Plan, Enron will either sell the Company to another buyer or distribute the shares of PGE's common stock over time to the Debtors' creditors. Until shares are distributed to creditors, Enron will retain the right to sell PGE if it is determined that a sale would be in the best interest of the creditors. Until the sale to Oregon Electric is approved, another filing related to the sale of PGE is approved, or PGE's common stock is distributed to the Debtors' creditors, management cannot assess the impact on PGE's business and operations of a sale or the distribution of PGE's stock to the Debtors' creditors.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

STATEMENTS OF ACCUMULATED COMPREHENSIVE INCOME, COMPREHENSIVE INCOME, AND HEDGING ACTIVITIES

1. Report in columns (b),(c),(d) and (e) the amounts of accumulated other comprehensive income items, on a net-of-tax basis, where appropriate.

2. Report in columns (f) and (g) the amounts of other categories of other cash flow hedges.

3. For each category of hedges that have been accounted for as "fair value hedges", report the accounts affected and the related amounts in a footnote.

Line No.	Item (a)	Unrealized Gains and Losses on Available-for-Sale Securities (b)	Minimum Pension Liability adjustment (net amount) (c)	Foreign Currency Hedges (d)	Other Adjustments (e)
1	Balance of Account 219 at Beginning of Preceding Quarter/Year		(2,620,279)		(3,423,328)
2	Preceding Quarter/Year Reclassification from Account 219 to Net Income				
3	Preceding Quarter/Year Changes in Fair Value		(1,145,429)		2,866,268
4	Total (lines 2 and 3)		(1,145,429)		2,866,268
5	Balance of Account 219 at End of Preceding Quarter/Year / Beginning of		(3,765,708)		(557,060)
6	Current Quarter/Year Reclassifications from Account 219 to Net Income				
7	Current Quarter/Year Changes in Fair Value		(201,553)		(9,542,593)
8	Total (lines 6 and 7)		(201,553)		(9,542,593)
9	Balance of Account 219 at End of Current Quarter/Year		(3,967,261)		(10,099,653)

STATEMENTS OF ACCUMULATED COMPREHENSIVE INCOME, COMPREHENSIVE INCOME, AND HEDGING ACTIVITIES

Line No.	Other Cash Flow Hedges Interest Rate Swaps (f)	Other Cash Flow Hedges [Specify] (g)	Totals for each category of items recorded in Account 219 (h)	Net Income (Carried Forward from Page 117, Line 72) (i)	Total Comprehensive Income (j)
1	5,722,467		(321,140)	[redacted]	
2	(11,972,046)		(11,972,046)		
3	8,619,970		10,340,809		
4	(3,352,076)		(1,631,237)	57,617,765	55,986,528
5	2,370,391		(1,952,377)	[redacted]	
6	(6,255,653)		(6,255,653)		
7	12,216,272		2,472,126		
8	5,960,619		(3,783,527)	92,335,391	88,551,864
9	8,331,010		(5,735,904)	[redacted]	

Blank Page

Schedule Page: 122(a)(b) Line No.: 5 Column: e

PGE records a regulatory asset or regulatory liability pursuant to SFAS No. 71 to offset the effects of unrealized gains and losses from changes in fair value of certain contracts recorded prior to settlement.

Schedule Page: 122(a)(b) Line No.: 9 Column: e

PGE records a regulatory asset or regulatory liability pursuant to SFAS No. 71 to offset the effects of unrealized gains and losses from changes in fair value of certain contracts recorded prior to settlement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Report in Column (c) the amount for electric function, in column (d) the amount for gas function, in column (e), (f), and (g) report other (specify) and in column (f) common function.

Line No.	Classification (a)	Total Company for the Current Year/Quarter Ended (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	3,877,297,894	3,877,297,894
4	Property Under Capital Leases	805,884	805,884
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	3,878,103,778	3,878,103,778
9	Leased to Others		
10	Held for Future Use	187,790	187,790
11	Construction Work in Progress	113,698,250	113,698,250
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	3,991,989,818	3,991,989,818
14	Accum Prov for Depr, Amort, & Depl	2,002,717,748	2,002,717,748
15	Net Utility Plant (13 less 14)	1,989,272,070	1,989,272,070
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	1,935,333,337	1,935,333,337
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	67,384,411	67,384,411
22	Total In Service (18 thru 21)	2,002,717,748	2,002,717,748
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	2,002,717,748	2,002,717,748

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33

Name of Respondent	This Report Is:	Date of Report	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	End of 2004/Q4

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. For revisions to the amount of initial asset retirement costs capitalized, included by primary plant account, increases in column (c) additions and reductions in column (e) adjustments.
5. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
6. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents	987,545	
4	(303) Miscellaneous Intangible Plant	114,672,876	4,570,810
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	115,660,421	4,570,810
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	3,995,261	
9	(311) Structures and Improvements	211,805,311	733,851
10	(312) Boiler Plant Equipment	398,235,267	4,067,884
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	109,494,299	11,521,643
13	(315) Accessory Electric Equipment	44,572,919	24,052
14	(316) Misc. Power Plant Equipment	12,301,562	36,819
15	(317) Asset Retirement Costs for Steam Production	862,860	-112,261
16	TOTAL Steam Production Plant (Enter Total of lines 8 thru 15)	781,267,479	16,271,988
17	B. Nuclear Production Plant		
18	(320) Land and Land Rights		
19	(321) Structures and Improvements		
20	(322) Reactor Plant Equipment		
21	(323) Turbogenerator Units		
22	(324) Accessory Electric Equipment		
23	(325) Misc. Power Plant Equipment		
24	(326) Asset Retirement Costs for Nuclear Production		
25	TOTAL Nuclear Production Plant (Enter Total of lines 18 thru 24)		
26	C. Hydraulic Production Plant		
27	(330) Land and Land Rights	5,788,301	
28	(331) Structures and Improvements	25,161,800	3,954,128
29	(332) Reservoirs, Dams, and Waterways	128,046,552	417,911
30	(333) Water Wheels, Turbines, and Generators	38,159,538	4,570,796
31	(334) Accessory Electric Equipment	12,244,110	739,791
32	(335) Misc. Power PLant Equipment	2,572,817	20,459
33	(336) Roads, Railroads, and Bridges	6,433,767	142,775
34	(337) Asset Retirement Costs for Hydraulic Production	229,124	
35	TOTAL Hydraulic Production Plant (Enter Total of lines 27 thru 34)	218,636,009	9,845,860
36	D. Other Production Plant		
37	(340) Land and Land Rights	48,946	
38	(341) Structures and Improvements	39,439,083	636,542
39	(342) Fuel Holders, Products, and Accessories	104,213,688	-8,186
40	(343) Prime Movers		
41	(344) Generators	188,184,771	5,222,850
42	(345) Accessory Electric Equipment	22,281,493	50,004
43	(346) Misc. Power Plant Equipment	5,524,074	-6,948

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

7. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

8. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

9. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
			987,545		3
712,321			118,531,365		4
712,321			119,518,910		5
					6
					7
			3,995,261		8
19,472			212,519,690		9
164,598			402,138,553		10
					11
3,398,501			117,617,441		12
			44,596,971		13
			12,338,381		14
			750,599		15
3,582,571			793,956,896		16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
			5,788,301		27
39,110			29,076,818		28
14,628			128,449,835		29
161,600			42,568,734		30
7,508			12,976,393		31
15,868			2,577,408		32
			6,576,542		33
			229,124		34
238,714			228,243,155		35
					36
			48,946		37
			40,075,625		38
4,623			104,200,879		39
					40
13,620,574			179,787,047		41
293,960		1,550,494	23,588,031		42
29,993			5,487,133		43

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
44	(347) Asset Retirement Costs for Other Production	204,116	-591
45	TOTAL Other Prod. Plant (Enter Total of lines 37 thru 44)	359,896,171	5,893,671
46	TOTAL Prod. Plant (Enter Total of lines 16, 25, 35, and 45)	1,359,799,659	32,011,519
47	3. TRANSMISSION PLANT		
48	(350) Land and Land Rights	8,007,931	
49	(352) Structures and Improvements	8,939,338	456,693
50	(353) Station Equipment	158,583,896	6,844,731
51	(354) Towers and Fixtures	45,414,606	
52	(355) Poles and Fixtures	4,890,413	229,638
53	(356) Overhead Conductors and Devices	50,874,320	2,307,405
54	(357) Underground Conduit		
55	(358) Underground Conductors and Devices		
56	(359) Roads and Trails	353,115	
57	(359.1) Asset Retirement Costs for Transmission Plant		
58	TOTAL Transmission Plant (Enter Total of lines 48 thru 57)	277,063,619	9,838,467
59	4. DISTRIBUTION PLANT		
60	(360) Land and Land Rights	10,665,074	
61	(361) Structures and Improvements	23,677,065	1,272,631
62	(362) Station Equipment	217,399,964	18,044,405
63	(363) Storage Battery Equipment		
64	(364) Poles, Towers, and Fixtures	208,448,660	13,516,810
65	(365) Overhead Conductors and Devices	320,417,983	21,803,936
66	(366) Underground Conduit	16,068,413	
67	(367) Underground Conductors and Devices	374,186,912	29,487,649
68	(368) Line Transformers	213,380,771	8,702,094
69	(369) Services	273,335,844	13,282,938
70	(370) Meters	51,953,359	2,493,100
71	(371) Installations on Customer Premises	354,291	19,593
72	(372) Leased Property on Customer Premises		
73	(373) Street Lighting and Signal Systems	41,053,477	2,425,647
74	(374) Asset Retirement Costs for Distribution Plant		
75	TOTAL Distribution Plant (Enter Total of lines 60 thru 74)	1,750,941,813	111,048,803
76	5. GENERAL PLANT		
77	(389) Land and Land Rights	8,491,578	8,980
78	(390) Structures and Improvements	54,142,593	1,632,246
79	(391) Office Furniture and Equipment	45,470,750	7,064,552
80	(392) Transportation Equipment	31,863,277	3,438,971
81	(393) Stores Equipment	849,857	
82	(394) Tools, Shop and Garage Equipment	8,918,099	475,501
83	(395) Laboratory Equipment	8,593,278	502,640
84	(396) Power Operated Equipment	32,242,793	2,171,757
85	(397) Communication Equipment	49,916,519	2,677,193
86	(398) Miscellaneous Equipment	327,978	1,873
87	SUBTOTAL (Enter Total of lines 77 thru 86)	240,816,722	17,973,713
88	(399) Other Tangible Property		
89	(399.1) Asset Retirement Costs for General Plant		
90	TOTAL General Plant (Enter Total of lines 87, 88 and 89)	240,816,722	17,973,713
91	TOTAL (Accounts 101 and 106)	3,744,282,234	175,443,312
92	(102) Electric Plant Purchased (See Instr. 8)		
93	(Less) (102) Electric Plant Sold (See Instr. 8)		
94	(103) Experimental Plant Unclassified		
95	TOTAL Electric Plant in Service (Enter Total of lines 91 thru 94)	3,744,282,234	175,443,312

Name of Respondent Portland General Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year/Period of Report End of 2004/Q4

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
			203,525		44
13,949,150		1,550,494	353,391,186		45
17,770,435		1,550,494	1,375,591,237		46
					47
1,599			8,006,332		48
7,640		735,768	10,124,159		49
676,204		-3,566,088	161,186,335		50
			45,414,606		51
			5,120,051		52
			53,181,725		53
					54
					55
			353,115		56
					57
685,443		-2,830,320	283,386,323		58
					59
3,983		8,613	10,669,704		60
5,914		90,297	25,034,079		61
1,134,315		1,343,958	235,654,012		62
					63
1,252,019			220,713,451		64
1,194,544			341,027,375		65
			16,068,413		66
358,168		77,861	403,394,254		67
1,249,443		1,202	220,834,624		68
135,044			286,483,738		69
1,621,620			52,824,839		70
			373,884		71
					72
159,628			43,319,496		73
					74
7,114,678		1,521,931	1,856,397,869		75
					76
6,617			8,493,941		77
1,658,100		2,241,577	56,358,316		78
11,374,351			41,160,951		79
1,524,158			33,778,090		80
			849,857		81
91,275		274	9,302,599		82
70,234			9,025,684		83
1,601,694			32,812,856		84
1,265,631		-233,470	51,094,611		85
966		3,649	332,534		86
17,593,026		2,012,030	243,209,439		87
					88
					89
17,593,026		2,012,030	243,209,439		90
43,875,903		2,254,135	3,878,103,778		91
					92
					93
					94
43,875,903		2,254,135	3,878,103,778		95

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Other Land and Land Rights (6 in Number)	Various	Various	187,790
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			187,790

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Pelton-Round Butte Hydro Relicensing	26,071,527
2	North Fork Relicensing	18,127,233
3	Oak Grove Relicensing	12,265,669
4	Port Westward Generation Project	11,592,871
5	Sullivan Relicensing	10,980,845
6	Pelton-Round Butte Fish Passage	7,206,850
7	Colstrip #10007751 Plant Control System	3,421,813
8	River Mill-Install New Fish Ladder	3,342,958
9	Swan Island Substation-Convert to 115-Kv	1,512,636
10	River District - Install Vaults And Conduits	1,338,770
11	Stephens Substation-Install Hard Wall Perimeter and Camera	818,150
12	General Relicensing Work	679,841
13	Beaver-Transmission Integration	666,943
14	Port Westward-Trojan Transmission Line	548,572
15	Carver Substation-Add 28Mva Transformer, Metalclad Switchgear and Capacitor Banks	477,682
16	Beaver-Transmission Integration-Right of Way Purchases	468,627
17	Ruby Substation-Convert N. Yard to 115-Kv	466,047
18	Portable Substation #5-Replace Switches, Battery and Charger	451,497
19	Sullivan Plant-Install Siphon Spillway Chute	432,960
20	Port Westward-Right of Way Purchases	388,922
21	Beaver Plant-Modify the Water Intake Screening	380,460
22	Software-Migrate Masterpiece from Mainframe to Client\Server	315,372
23	Colstrip Plant-Capital Accruals	313,266
24	Beaver Plant-Install Emergency Diesel Generator	310,794
25	Canyon Substation-Install Hard Wall Perimeter and Cameras	302,135
26	River Mill Plant-Fish Passage Improvements	285,576
27	Construct Orenco-W. Union-Sunset 115-Kv Line	282,168
28	North Fork Plant-Install New Relays on Generators #1 and #2	253,416
29	Riverview Substation-Replace Transformer @ WR-1 Position	236,509
30	Network Application Proxy Firewall	197,935
31	Sherwood Substation-Replace Bushings on Transformer @ WR-2 Position	192,887
32	Port Westward Gas Transportation	186,024
33	Bethany Substation-Install 28Mva Transformer, Metalclad Switchgear, and Capacitor Banks	171,651
34	Boardman Plant-Install Dustless Coal Transfer Points	170,087
35	Faraday Plant-Install Static Excitation System	156,383
36	Dispatchable Standby Generation-Inflow, Inc.	146,637
37	Beaver Plant-Install New Fire System Piping	143,866
38	Boardman Plant-Replace DA Heater Tank	141,684
39	Dispatchable Standby Generation-Stimsom Lumber Company	124,467
40	Sullivan Plant-Replace Runner Blades	118,170
41	Sherwood Substation-Install Two New 230-Kv Line Positions	115,705
42	Beaver Plant-Replace Vacuum Style Output Breakers	114,450
43	TOTAL	113,698,250

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Round Butte Plant-Replace Power Line Carrier System	112,500
2	Implement Radio-Based Urban Network Meter Reading	110,045
3	Work Orders <$100,000	7,555,650
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	113,698,250

Schedule Page: 216 Line No.: 1 Column: a

Jointly owned with the Confederated Tribes of Warm Springs. Respondent's 66.67% share of the jointly owned costs is reported.

Schedule Page: 216 Line No.: 6 Column: a

Jointly owned with the Confederated Tribes of Warm Springs. Respondent's 66.67% share of the jointly owned costs is reported.

Schedule Page: 216 Line No.: 7 Column: a

Jointly owned with PP&L Montana LLC, Puget Sound Energy, Inc., PacifiCorp., and Avista Corporation. Respondent's 20% share of jointly owned costs is reported.

Schedule Page: 216 Line No.: 23 Column: a

Jointly owned with PP&L Montana LLC, Puget Sound Energy, Inc., PacifiCorp, and Avista Corporation. Respondent's 20% share of jointly owned costs is reported.

Schedule Page: 216 Line No.: 34 Column: a

Jointly owned with Idaho Power Company, Power Resources Cooperative, and General Electric Credit Corporation. Respondent's 65% share of jointly owned costs is reported.

Schedule Page: 216 Line No.: 38 Column: a

Jointly owned with Idaho Power Company, Power Resources Cooperative, and General Electric Credit Corporation. Respondent's 65% share of jointly owned costs is reported.

Schedule Page: 216.1 Line No.: 1 Column: a

Jointly owned with the Confederated Tribes of Warm Springs. Respondent's 66.67% share of the jointly owned costs is reported.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	1,810,294,852	1,810,294,852		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	154,192,369	154,192,369		
4	(403.1) Depreciation Expense for Asset Retirement Costs	19,093	19,093		
5	(413) Exp. of Elec. Plt. Leas. to Others				
6	Transportation Expenses-Clearing				
7	Other Clearing Accounts	4,105,259	4,105,259		
8	Other Accounts (Specify, details in footnote):	437,996	437,996		
9					
10	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 9)	158,754,717	158,754,717		
11	Net Charges for Plant Retired:				
12	Book Cost of Plant Retired	28,940,339	28,940,339		
13	Cost of Removal	4,722,889	4,722,889		
14	Salvage (Credit)	1,767,219	1,767,219		
15	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 12 thru 14)	31,896,009	31,896,009		
16	Other Debit or Cr. Items (Describe, details in footnote):	-1,820,223	-1,820,223		
17					
18	Book Cost or Asset Retirement Costs Retired				
19	Balance End of Year (Enter Totals of lines 1, 10, 15, 16, and 18)	1,935,333,337	1,935,333,337		
	Section B. Balances at End of Year According to Functional Classification				
20	Steam Production	517,308,693	517,308,693		
21	Nuclear Production				
22	Hydraulic Production-Conventional	120,231,261	120,231,261		
23	Hydraulic Production-Pumped Storage				
24	Other Production	175,103,450	175,103,450		
25	Transmission	126,962,195	126,962,195		
26	Distribution	900,468,793	900,468,793		
27	General	95,258,945	95,258,945		
28	TOTAL (Enter Total of lines 20 thru 27)	1,935,333,337	1,935,333,337		

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) X An Original (2) _ A Resubmission	/ /	2004/Q4

FOOTNOTE DATA

Schedule Page: 219 Line No.: 8 Column: c

Depreciation expense for rail cars charged to Fuel Stock, FERC Account 151.

Schedule Page: 219 Line No.: 16 Column: c

-$2,640,924 - Beaver 8 accumulated depreciation transfer per OPUC Order 04-740, dated December 15, 2004.

- 65,093 - Reclassification of prior accumulated depreciation associated with FAS 143 Asset Retirement Cost assets.

+ 885,794 - Reclassification of the accumulated depreciation of certain properties from nonutility to utility.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	121 SW Salmon Street Corporation			
2	Common Stock	04/01/75		1,000
3	Equity in Earnings			118,196
4	Sub - TOTAL			119,196
5				
6	Salmon Springs Hospitality Group			
7	Common Stock	04/09/98		10,000
8	Equity in Earnings			202,300
9	Sub - TOTAL			212,300
10				
11	Portland General Transport Corporation			
12	Common Stock	05/13/98		1,000
13	Equity in Earnings			
14	Sub - TOTAL			1,000
15				
16	Portland General Resource Development, Inc.			
17	Common Stock	02/16/2001		1,000
18	Paid-in Capital			17,386,212
19	Equity in Earnings			-5,819,019
20	Sub - TOTAL			11,568,193
21				
22	Intergrated Utility Solutions			
23	Common Stock	09/26/2001		1,000
24	Paid-in Capital			304,259
25	Equity in Earnings			-179,541
26	Sub - TOTAL			125,718
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 17,983,300		TOTAL	12,026,407

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
		1,000		2
75,550		42,646		3
75,550		43,646		4
				5
				6
		10,000		7
-198,352	400,000	652		8
-198,352	400,000	10,652		9
				10
				11
		1,000		12
				13
		1,000		14
				15
				16
		1,000		17
		17,665,041		18
605,538		-6,424,557		19
605,538		11,241,484		20
				21
				22
		1,000		23
		304,259		24
		-179,541		25
		125,718		26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
482,736	400,000	11,422,500		42

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	19,164,756	21,122,877	
2	Fuel Stock Expenses Undistributed (Account 152)			
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)	7,371,983	7,768,334	
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)	15,420,237	15,298,912	
8	Transmission Plant (Estimated)	26,115	30,183	
9	Distribution Plant (Estimated)	686,181	752,069	
10	Assigned to - Other (provide details in footnote)	31,561	24,120	
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	23,536,077	23,873,618	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)	58,198	80,560	
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	2,126,916	2,275,114	
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	44,885,947	47,352,169	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year		2005	
		No. (b)	Amt. (c)	No. (d)	Amt. (e)
1	Balance-Beginning of Year	19,813.00	360,000	10,156.00	
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)				
5	Returned by EPA				
6					
7					
8	Purchases/Transfers:				
9					
10					
11					
12					
13					
14					
15	Total				
16					
17	Relinquished During Year:				
18	Charges to Account 509	9,186.00			
19	Other:				
20					
21	Cost of Sales/Transfers:				
22					
23					
24					
25					
26					
27					
28	Total				
29	Balance-End of Year	10,627.00	360,000	10,156.00	
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains				
35	Losses				
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year	634.46		265.88	
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales	144.78			
40	Balance-End of Year	489.68		265.88	
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)				
45	Gains				
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2006		2007		Future Years		Totals		Line
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	No.
10,156.00		10,157.00		240,990.00		291,272.00	360,000	1
								2
								3
								4
								5
								6
								7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
						9,186.00		18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
10,156.00		10,157.00		240,990.00		282,086.00	360,000	29
								30
								31
								32
								33
								34
								35
265.88		236.92		6,684.86		8,088.00		36
								37
								38
				144.78		289.56		39
265.88		236.92		6,540.08		7,798.44		40
								41
								42
								43
								44
								45
								46

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

UNRECOVERED PLANT AND REGULATORY STUDY COSTS (182.2)

Line No.	Description of Unrecovered Plant and Regulatory Study Costs [Include in the description of costs, the date of Commission Authorization to use Acc 182.2 and period of amortization (mo, yr to mo, yr)] (a)	Total Amount of Charges (b)	Costs Recognised During Year (c)	WRITTEN OFF DURING YEAR Account Charged (d)	WRITTEN OFF DURING YEAR Amount (e)	Balance at End of Year (f)
21						
22	Abandoned Trojan Nuclear Plant					
23	Decommissioning Costs	340,266,423	7,119,386	407	14,041,000	
24	Amort. ends in 2011, using a					74,775,572
25	schedule that reflects the					
26	recovery of the expense in					
27	rates, as authorized by OPUC					
28	Order #95-322, dtd 3/29/1995)					
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47						
48						
49	TOTAL	340,266,423	7,119,386		14,041,000	74,775,572

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets, including rate order docket number, if applicable.
2. Minor items (5% of the Balance in Account 182.3 at end of period, or amounts less than $50,000 which ever is less), may be grouped by classes.
3. For Regulatory Assets being amortized, show period of amortization.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Balance at Beginning of Current Quarter/Year (b)	Debits (c)	CREDITS Written off During the Quarter/Year Account Charged (d)	CREDITS Written off During the Period Amount (e)	Balance at end of Current Quarter/Year (f)
1	Energy Efficiency Programs	20,941,172	1,395,850	407.3	12,361,069	9,975,953
2	(per OPUC Order No. 01-777 dtd 8/31/2001;					
3	amort. expected to be complete by 12/2005)					
4						
5	Conservation Investment Assets	28,881,189	1,361,309	407.3	11,361,306	18,881,192
6	(10 yr Conserv. Bonds amort. through 2006)					
7						
8	Tax Benefits Related to Book/Tax Bases Differences	84,424,442	4,659,967	282	15,107,120	73,977,289
9	Previously Flowed to Customers	55,277,155	3,053,933	283	9,890,911	48,440,177
10	(Amort. period is based on the lives of the	50,830		190	9,615	41,215
11	properties, approximately 25 years.)					
12						
13	Colstrip Common Facilities	4,295,207		407.3	322,140	3,973,067
14	(28 year amort. ending 2017, FERC OCA-AD					
15	letter dtd 5/23/89)					
16						
17	Coyote Springs - Major Maintenance Deferral	2,683,628	55,038	407.3	2,738,666	
18	(per OPUC Order No. 01-777 dtd 8/31/2001;					
19	amort period ends 12/31/2009)					
20						
21	Pelton Round Butte Transition Costs	5,110,402	602,581	407.3	2,774,506	2,938,477
22	(per OPUC Order No. 00-459 dtd 8/22/2000;					
23	amort. over 2 years beg 1/1/04)					
24						
25	Power Cost Adjustment (Jan - Sep 2001)	47,676,276	3,173,003	555	32,017,833	18,831,446
26	(per OPUC Order No. 01-231 dtd 3/14/2001;					
27	amort. over 3 1/2 years beg. 4/1/2002)					
28						
29	Power Cost Adjustment (Oct 2001-Dec 2002)	9,951,513	1,455,489	555	11,407,002	
30	(per OPUC Order No. 01-1108 dtd 12/27/2001;					
31	amort. over 2 years beg. 1/1/2003)					
32						
33	Price Risk Management - Mark to Market	391,421		547	391,421	
34	(per OPUC Order No. 01-777 dtd 8/31/2001)					
35						
36	Category A Advertising Deferral (Year 1)	1,092,452	(42,186)	407.3	1,056,895	-6,629
37	(per OPUC Order No. 01-777 dtd 8/31/2001;					
38	amort. over 1 year beg. 1/1/2004)					
39						
40	Senate Bill 1149 Deferral - Ongoing	6,155,194	(7,263)	407.3	1,543,083	4,604,848
41	(per OPUC Order No. 01-777 dtd 8/31/2001;					
42	amort. over 5 years beg. 1/1/2003)					
43						
44	TOTAL	307,855,721	91,809,240		171,589,971	228,074,990

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets, including rate order docket number, if applicable.
2. Minor items (5% of the Balance in Account 182.3 at end of period, or amounts less than $50,000 which ever is less), may be grouped by classes.
3. For Regulatory Assets being amortized, show period of amortization.

Line No.	Description and Purpose of Other Regulatory Assets	Balance at Beginning of Current Quarter/Year	Debits	CREDITS		Balance at end of Current Quarter/Year
				Written off During the Quarter/Year Account Charged	Written off During the Period Amount	
	(a)	(b)	(c)	(d)	(e)	(f)
1	Senate Bill 1149 Deferral - Incremental	17,425,901	4,202,861	407.3	6,328,892	15,299,870
2	(per OPUC Order No. 00-038 dtd 1/24/2000;					
3	amort. over 5 years beg. 1/1/2004)					
4						
5	Prior Tax Benefits Recoverable	18,731,366		407.3	8,836,537	9,894,829
6	(per OPUC Order No. 00-601 dtd 9/29/2000;					
7	amort. over 5 years beg. 10/1/2000)					
8						
9	*Category A Advertising Deferral (Year 2)*	1,047,369	(586,400)			460,969
10	(per OPUC Order No. 03-601 dtd 10/9/2003)					
11						
12	Category A Advertising Deferral (Year 3)	748,670	(220,986)			527,684
13	(per OPUC Order No. 04-562 dtd 9/28/04)					
14						
15	BPA Subscription Power - Balancing Account	2,870,622	61,817,375	456	55,442,975	9,245,022
16	(per OPUC Order No. 03-114 dtd 2/13/2003;					
17	scheduled amort. period of 12 months for					
18	current year deferral, contract with BPA ends					
19	9/30/2011)					
20						
21	Intervenor Funding	100,912	62,867			163,779
22	(per OPUC Order No. 03-388 for deferral					
23	through 2007)					
24						
25	Category A Advertising Deferral (Year 4)					
26	(OPUC application UM1040)		233,886			233,886
27						
28	Beaver Unit 8 Deferral		10,591,916			10,591,916
29	(per OPUC No. 04-740 dtd 12/15/2004; amort					
30	begins 1/1/2005 through 12/31/2009)					
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44	TOTAL	307,855,721	91,809,240		171,589,971	228,074,990

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) X An Original (2) _ A Resubmission	/ /	2004/Q4

FOOTNOTE DATA

Schedule Page: 232 Line No.: 36 Column: f

Represents over-collection from customers. Will be refunded to customers in a subsequent tariff.

Schedule Page: 232.1 Line No.: 9 Column: c

Reversal of previously deferred advertising costs (offset account FERC 407.4)

Schedule Page: 232.1 Line No.: 12 Column: c

Reversal of previously deferred advertising costs (offset account FERC 407.4)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Misc. Undistributed Charges					
2	(3 items as of 12/31/2004)	250	136	Various	930	-544
3						
4	Colstrip Operations	-190,270	9,170,620	Various	8,952,599	27,751
5						
6	Net Trust Contributons	-979,907	94,288,706	Various	93,571,027	-262,228
7						
8	Pebble Springs AFDC - amort.					
9	over service lives of related					
10	property	836,055		425	150,109	685,946
11						
12	Tax Credit Sale - amort. over					
13	service lives of related					
14	property	20,234		421	2,580	17,654
15						
16	NWNG Capital Contribution -					
17	amort. over 15 yrs ended 2010	1,366,666		547	200,000	1,166,666
18						
19	Deferred Wheeling Costs -					
20	amort. over 25 yrs through 2012	1,717,401		565	196,416	1,520,985
21						
22	Portland Hydro-City of Portland		217,370	555	249,974	-32,604
23						
24	Electricity Option Premium Paid					
25	amort. upon exercise or					
26	expiration		1,025,940	547	717,940	308,000
27						
28	Deferred Rent - WTC Tenant					
29	amort. over 10 yrs through 2013	236,938		418	25,386	211,552
30						
31	Advances to Grid West					
32	Reclassed to account 124 per					
33	OED-DRAP docket no. AC03-78-000	691,462	43,124	124	734,586	
34						
35	TransConnect-Reimbursable Cost	410,339	3,701	566	414,040	
36						
37	Deferred Revolving Credit					
38	Agreement Fees	459,315	730,749	431	718,071	471,993
39						
40	Dispatchable Generation					
41	various amort. ending 2006					
42	through 2012	696,931	500,815	903	165,426	1,032,320
43						
44						
45						
46						
47	Misc. Work in Progress	540,441				149,351
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	5,805,855				5,296,842

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Depreciation, depletion and amortization	25,783,557	28,853,763
3	Regulatory contingencies	4,173,177	13,094,640
4	Employee fringe benefits	28,553,499	31,323,567
5	Price risk management	16,383,768	29,237,419
6	Asset retirement Obligation	4,798,661	4,569,108
7	Other	24,788,124	22,943,828
8	TOTAL Electric (Enter Total of lines 2 thru 7)	104,480,786	130,022,325
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)	16,124,671	16,079,927
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	120,605,457	146,102,252

Notes

	Balance at Beg. of Year	Balance at End of Year
Line 7 - Other		
Bad Debt Expense	17,638,071	17,693,263
USDOE Payments	3,263,733	1,600,223
Miscellaneous Other	3,886,320	3,650,342
Line 17 - Other Non-Utility		
Depreciation, depletion & amortiz.	825,752	622,109
Deferred Costs - Non-regulatory	7,038,604	7,038,604
Contingency Provisions	1,936,022	1,886,532
N.O.L. carryforwards	6,343,008	6,377,873
Miscellaneous	(18,715)	154,809

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Account 201:			
2	Common Stock	100,000,000	3.75	
3				
4	Total_Com	100,000,000		
5				
6	Account 204:			
7	$100 Cummulative Preferred Stock	2,500,000		
8				
9	$25 Cumulative Preferred Stock	6,000,000		
10				
11	No Par Value Cumulative Preferred	30,000,000		
12				
13	$1 Non-cumulative LImited Voting Junior			
14	Preferred Stock, no dividend	1	1.00	1.00
15	Total_pre	38,500,001		
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
						1
42,758,877	160,345,789					2
						3
42,758,877	160,345,789					4
						5
						6
						7
						8
						9
						10
						11
						12
						13
1	1					14
1	1					15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Schedule Page: 250 Line No.: 11 Column: b

At December 31, 2004, 219,727 shares of 7.75% Series Cumulative Preferred Stock (no par value) of mandatorily redeemable preferred stock in the amount $21,972,700 is outstanding. The Series has been transferred to Other long-term debt, Account 224 per FERC Guidance Letter, dated December 12, 2003, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, Docket No. AI04-1-000 and SFAS 150. See the schedule for Long-Term Debt, pages 256-257.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Account 208	
2	Parent equity contributions from employee stock purchase and	
3	compensation and associated income tax benefits	4,804,482
4	SUBTOTAL ACCOUNT 208	4,804,482
5		
6	Account 209	
7	Reduction in par or stated value of Common Stock	1,556,498
8	SUBTOTAL Account 209	1,556,498
9		
10	Account 210	
11	Capital Restructuring Costs	50,570
12	SUBTOTAL Account 210	50,570
13		
14	Account 211	
15	Miscellaneous paid in capital	640,957
16	Amortization of capital stock expense	-646,425
17	Tax benefits related to stock compensation plans	36,776
18	Reacquired common stock	-68,327
19	SUBTOTAL Account 211	-37,019
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	6,374,531

Name of Respondent	This Report is:	Date of Report	Year of Report
Portland General Electric Company	(1) X An Original (2) ___ A Resubmission	(Mo, Da, Yr)	End of 2004/Q4

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

CAPITAL STOCK EXPENSE (Account 214)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance in respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off of capital stock expense and specify the account charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	Common Stock	1,217,476
2		
3		
4	No Par Cumulative Preferred Stock - 7.75% Series	305,275
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22	TOTAL	1,522,751

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	ACCOUNT 221 - Bonds:		
2	First Mortgage Bonds -		
3	8 1/8% Series due 2010	150,000,000	1,735,503
4	5.6675% Series due 2012	100,000,000	12,248,703
5	9.07% Medium-Term Note Series Due 8/15/2005	18,000,000	136,419
6	9.31% Medium-Term Note Series Due 8/11/2021	20,000,000	176,577
7	7.61% Medium Term Notes Series I Due 7/14/2004	11,000,000	79,574
8	7.61% Medium Term Notes Series I Due 7/20/2004	26,000,000	188,667
9	7.60% Medium Term Notes Series I Due 7/21/2004	8,000,000	57,921
10	7.15% Medium-Term Note Series IV Due 6/15/2007	50,000,000	266,754
11			196,000 D
12	5.279% Series Due 4/1/2013	50,000,000	4,222,860
13	5.625% Series VI Due 8/1/2013	50,000,000	406,662
14			325,000 D
15	6.75% Series VI Due 8/1/2023	50,000,000	519,234
16			437,500 D
17	6.875% Series VI Due 8/1/2033	50,000,000	519,257
18			437,500 D
19	Pollution Control Bonds (Guaranteed by Company) -		
20	Port of Morrow, OR Series 1996 Due 12/1/2031 Variable Rate	5,800,000	159,350
21	Port of Morrow, OR Series 1998A Due 5/1/2033 Variable rate (5.20% fixed to 5/1/09)	23,600,000	197,390
22			243,792
23	City of Forsyth, MT Series 1998A Due 5/1/2033 Variable rate (5.20% fixed to 5/1/09)	97,800,000	928,277
24			1,010,292
25	Port of St. Helens, OR Series 1985A 4.80% Due 4/1/2010	20,200,000	735,003
26	Port of St. Helens, OR Series 1985B 4.80% Due 6/1/2010	16,700,000	570,294
27	City of Forsyth, MT Series 1998B Due 5/1/2033 Variable rate (5.45% fixed to 5/1/09)	21,000,000	212,637
28			216,931
29	Port of St. Helens, OR Series 1990A 5.25% due 8/1/2014	9,600,000	386,344
30	Port of St. Helens, OR Series 1990B 7 1/8% due 12/15/2014	5,100,000	137,734
31			25,500 D
32	SUBTOTAL ACCOUNT 221	782,800,000	26,777,675
33	TOTAL	1,118,686,501	32,328,406

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
10/10/2002	02/01/2010	10/10/2002	02/01/2010	150,000,000	12,187,500	3
10/28/2002	10/25/2012	10/28/2002	10/25/2012	100,000,000	5,667,504	4
08/12/1991	08/15/2005	08/12/1991	08/15/2005	18,000,000	1,632,600	5
08/12/1991	08/11/2021	08/12/1991	08/11/2021	20,000,000	1,862,004	6
07/14/1992	07/14/2004	07/14/1992	07/14/2004		451,110	7
07/20/1992	07/20/2004	07/20/1992	07/20/2004		1,099,229	8
07/20/1992	07/21/2004	07/20/1992	07/21/2004		339,460	9
05/16/1995	06/15/2007	05/16/1995	06/15/2007	50,000,000	3,575,004	10
						11
04/01/2003	04/01/2013	04/01/2003	04/01/2013	50,000,000	2,639,496	12
08/01/2003	08/01/2013	08/01/2003	08/01/2013	50,000,000	2,789,063	13
						14
08/01/2003	08/01/2023	08/01/2003	08/01/2023	50,000,000	3,346,875	15
						16
08/01/2003	08/01/2033	08/01/2003	08/01/2033	50,000,000	3,408,850	17
						18
						19
12/23/1996	12/1/2031	12/23/1996	12/01/2031		78,836	20
5/28/1998	5/1/2033	05/28/1998	05/01/2033	23,600,000	1,227,204	21
		05/01/2003	05/01/2009			22
05/28/1998	5/1/2033	05/28/1998	05/01/2033	97,800,000	5,085,600	23
		05/01/2003	05/01/2009			24
04/01/1985	4/1/2010	04/01/1985	04/01/2010	20,200,000	969,600	25
06/01/1985	6/1/2010	06/01/1985	06/01/2010	16,700,000	801,600	26
05/28/1998	5/1/2033	05/28/1998	05/01/2033	21,000,000	1,144,500	27
		05/01/2003	05/01/2009			28
08/08/1990	8/1/2014	08/08/1990	08/01/2014	9,600,000	504,000	29
12/28/1990	12/15/2014	12/28/1990	12/15/2014	5,100,000	363,372	30
						31
				732,000,000	49,173,407	32
				922,566,003	64,609,741	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1			
2			
3			
4	ACCOUNT 224 - OTHER LONG TERM DEBT		
5	6.91% Conservation Bonds maturing monthly to 2006	80,730,501	
6	8 1/4% Junior Subordinated Deferrable Interest Debentures due 12/31/2035	75,000,000	2,506,653
7			
8	Real Estate Contract Notes	156,000	
9	No Par Value 7.75% Series Cumulative Preferred Stock	30,000,000	305,275
10	7.875% Notes due 3/15/2010	150,000,000	1,472,803
11			1,266,000 D
12	SUBTOTAL ACCOUNT 224	335,886,501	5,550,731
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	1,118,686,501	32,328,406

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
						4
10/11/1996	10/10/2006			19,239,752	1,657,602	5
10/3/1995	12/31/2035	11/1/1995	12/31/2035		206,250	6
						7
05/28/2000	6/28/2010			103,551	10,037	8
06/16/1992	6/15/2007			21,972,700	1,809,009	9
03/13/2000	3/15/2010	03/13/2000	03/15/2010	149,250,000	11,753,436	10
						11
				190,566,003	15,436,334	12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				922,566,003	64,609,741	33

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) X An Original (2) __ A Resubmission	/ /	2004/Q4

FOOTNOTE DATA

Schedule Page: 256 Line No.: 12 Column: c

Issuance expense includes $3,859,931 for insurance premiums as required by debt agreement. Remaining issuance expenses total $362,929.

Schedule Page: 256 Line No.: 20 Column: h

This issue has not been retired, but has been repurchased by the Company. There is no outstanding debt to another party.

Schedule Page: 256.1 Line No.: 6 Column: c

The remaining balance of this issuance was redeemed in 2004. Unamortized debt discount, expense or premium was transferred to FERC 189, loss on reacquired debt, and is being amortized over the life of the original issuance.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	92,335,391
2		
3		
4	Taxable Income Not Reported on Books	
5	Energy Efficiency Programs	24,104,736
6	Regulatory Deferrals	1,708,469
7	Miscellaneous	1,053,141
8		
9	Deductions Recorded on Books Not Deducted for Return	
10	Depreciation, Depletion & Amortization	68,631,101
11	Price Risk Management & Mark-to-Market	30,193,235
12	Regulatory Debits (includes reversal of Enron Merger Receivable)	166,512,327
13	Total Other (see Footnote)	70,829,227
14	Income Recorded on Books Not Included in Return	
15	Price Risk Management & Mark-to-Market	-13,468,593
16	Regulatory Credits (includes reversal of Enron Merger Rec. Reserve)	-101,669,454
17	Miscellaneous	-1,455,695
18		
19	Deductions on Return Not Charged Against Book Income	
20	Depreciation, Depletion & Amortization	-96,202,385
21	Regulatory Deferrals	-11,979,265
22	State Tax Deduction	-10,648,961
23	Total Other (see Footnote)	-29,524,411
24		
25		
26		
27	Federal Tax Net Income	190,418,863
28	Show Computation of Tax:	
29	Normal Federal Current Provision ($190,418,863 X 35% = $66,646,602)	66,646,602
30	2003 Return-to-accrual adjustment	-7,316,172
31	Total Current Federal Income Tax - PGE	59,330,430
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Portland General Electric Company	(1) X An Original (2) ___ A Resubmission		End of 2004/Q4

Blank Page

Schedule Page: 261 Line No.: 13 Column: b

Employee Benefit Programs	$ 6,287,631
Federal Income Tax Provision	47,749,747
State Income Tax Provision	6,472,857
Maintenance Accruals	3,948,859
Travel & Entertainment	392,371
Political Activity	3,257,647
Equity Earnings of 100% Owned Subsidiaries	497,142
Miscellaneous	2,222,973
Total Other	$70,829,227

Schedule Page: 261 Line No.: 23 Column: b

Bad Debts	$ -1,323,356
Contributions - Property	-846,857
Deferred BPA Customer Credits	-11,204,820
Employee Fringe Benefits	-4,836,206
IT Maintenance Agreements	-1,311,924
USDOE Negative Salvage Value Amort	-1,150,486
Miscellaneous	-8,850,762
Total Other	$-29,524,411

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR		Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
		Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)			
1	Federal:					
2	FERC Resale/Coord		374,670	640,267	210,598	
3	Income Tax	34,735,508		59,330,430	73,885,366	
4	Foreign Insurance Excise Tax			31,000	31,000	
5	FICA (Employer Share)	1,357,996		14,351,068	14,441,035	
6	Unemployment	62,074		156,985	161,298	
7	Power License		939,573	2,989,344	1,118,054	
8	Superfund Tax					
9	SUBTOTAL Federal	36,155,578	1,314,243	77,499,094	89,847,351	
10	State of Montana:					
11	Income Tax	61,853		508,351	521,981	
12	Elec. Energy Producers Tax	198,000		718,451	724,451	
13	Property Taxes	1,994,536		3,942,500	3,972,035	
14	SUBTOTAL Montana	2,254,389		5,169,302	5,218,467	
15	State of Oregon:					
16	Corp Excise Tax	1,416,381		6,924,261	7,290,536	
17	Property Taxes		13,458,473	28,088,778	28,520,419	
18	City Taxes and Licenses	6,456,669		35,741,770	35,745,791	-2,545,858
19	Public Utility Comm Fees			3,195,043	3,195,043	
20	Department of Energy		364,919	673,896	617,953	
21	Department of Enviro Quality		234,204	864,488	287,072	
22	Unemployment	206,620		1,752,735	1,779,067	
23	Water Power Fee		233,739	239,085	240,248	
24	Transportation Tax	225,464		1,023,569	1,018,759	
25	Workers Comp Assessment	52,146		201,865	206,626	
26	County Income Tax	365,674		850,047	990,690	
27	SUBTOTAL Oregon	8,722,954	14,291,335	79,555,537	79,892,204	-2,545,858
28	State of Washington:					
29	Property Taxes	108,000		71,731	94,531	
30	Sales Tax	1,166		5,463	1,305	
31	SUBTOTAL Washington	109,166		77,194	95,836	
32	State of Wyoming:					
33	Sales Tax	817		294	1,111	
34	SUBTOTAL Wyoming	817		294	1,111	
35	State of California:					
36	Corporate franchise tax	-6,394		-305	-38	
37	SUBTOTAL California	-6,394		-305	-38	
38	Canada:					
39	Goods & Services Tax			2,298	2,392	
40	SUBTOTAL Canada			2,298	2,392	
41	TOTAL	47,236,510	15,605,578	162,303,414	175,057,323	-2,545,858

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
54,999					640,267	2
20,180,572		61,648,553			-2,318,123	3
		31,000				4
1,268,029		7,901,419			6,449,649	5
57,761		88,074			68,911	6
931,717					2,989,344	7
						8
22,493,078		69,669,046			7,830,048	9
						10
48,223		546,297			-37,946	11
192,000		420,037			298,414	12
1,965,001		3,224,455			718,045	13
2,205,224		4,190,789			978,513	14
						15
1,050,106		7,398,753			-474,492	16
	13,890,114	26,368,610			1,720,168	17
3,906,790		31,056,004			4,685,766	18
					3,195,043	19
	308,976	673,896				20
347,582	4,370				864,488	21
180,288		984,507			768,228	22
	234,902				239,085	23
230,274		1,023,569				24
47,385		113,253			88,612	25
225,031		890,640			-40,593	26
5,987,456	14,438,362	68,509,232			11,046,305	27
						28
85,200		71,731				29
5,324					5,463	30
90,524		71,731			5,463	31
						32
					294	33
					294	34
						35
-6,661		-293			-12	36
-6,661		-293			-12	37
						38
-94					2,298	39
-94					2,298	40
30,769,527	14,438,362	142,440,505			19,862,909	41

Blank Page

Schedule Page: 262 Line No.: 7 Column: l

Taxes paid to FERC were previously recorded in FERC account 165, Prepayments. Such taxes are paid in arrears and were accrued to expense in FERC account 236, Taxes Accrued in 2004.

Schedule Page: 262 Line No.: 18 Column: f

During 2004, privilege tax and low income assistance were reclassified from FERC account 236, Taxes Accrued to FERC account 241, Tax Collections Payable. FERC account 241 includes the balance of taxes collected but not yet sent to the proper taxing authority.

Schedule Page: 262 Line No.: 21 Column: l

Taxes paid to Oregon Department of Environmental Quality were previously recorded in FERC account 165, Prepayments. Such taxes are paid in arrears and were accrued to expense in FERC account 236, Taxes Accrued in 2004.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g). Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year Account No. (c)	Deferred for Year Amount (d)	Allocations to Current Year's Income Account No. (e)	Allocations to Current Year's Income Amount (f)	Adjustments (g)
1	Electric Utility						
2	3%						
3	4%						
4	7%						
5	10%	8,763,720			411.4	1,460,621	
6		7,699,146			420	1,776,779	
7							
8	TOTAL	16,462,866				3,237,400	
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
			3
			4
7,303,099			5
5,922,367			6
			7
13,225,466			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Schedule Page: 266 Line No.: 5 Column: i

Investment tax credit amortized to income over period ending in 2009.

Schedule Page: 266 Line No.: 6 Column: f

To comply with IRS code section 46(f), 1981 and subsequent ITC is being amortized to income but it does not reduce cost of service.

In 2004, FERC 420 ITC amortization also included prior period adjustments as detailed below:

	2004
FERC 182 - Other Regulatory Assets (Prior period adjustment)	$ 136,548
FERC 254 - Regulatory Liabilities (Prior period adjustment)	63,007
FERC 255 - Accumulated Deferred ITC (IRC Section 46(f) Amortization)	1,776,779
FERC 420 - Investment Tax Credit Amortization (Per FERC page 117)	$1,976,334

Schedule Page: 266 Line No.: 6 Column: i

Investment tax credit amortized to income over period ending in 2011.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	Miscellaneous credits (2 items)	95,912	Various	42,212	150,155	203,855
2						
3	Accelerated cost recovery system					
4	tax benefit sale - amort. over					
5	service lives of related					
6	property	597,597	421	61,386		536,211
7						
8	Investment tax credit sale -					
9	amortized over service lives					
10	of related property	258,686	421	91,303		167,383
11						
12	Deferred premiums on power					
13	options sold	3,250,080	555	5,799,983	4,426,503	1,876,600
14						
15	Sullivan Provision - Future					
16	Environmental and Demolition					
17	Costs	19,765,845				19,765,845
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	23,968,120		5,994,884	4,576,658	22,549,894

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	300,829,042	37,403,412	13,435,449
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	300,829,042	37,403,412	13,435,449
6				
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	300,829,042	37,403,412	13,435,449
10	Classification of TOTAL			
11	Federal Income Tax	246,138,319	30,603,471	10,992,884
12	State Income Tax	51,463,157	6,402,484	2,299,797
13	Local Income Tax	3,227,566	397,457	142,768

NOTES

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits			
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
							1
		see note	15,835,606	182.3	5,087,272	314,048,671	2
							3
							4
			15,835,606		5,087,272	314,048,671	5
							6
							7
							8
			15,835,606		5,087,272	314,048,671	9
							10
			12,956,693		4,162,405	256,954,618	11
			2,705,003		869,819	53,730,660	12
			173,910		55,048	3,363,393	13

NOTES (Continued)

Blank Page

Schedule Page: 274 Line No.: 2 Column: g

Line 2 (h), Debit Adjustments to Account 282 -

Account credited:

182.3	15,519,751
190	315,854

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR	
			Amounts Debited to Account 410.1 (c)	Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Depreciation and amortization	48,905,635		
4	Price Risk Management	32,232,880	7,456,677	639,157
5	Regulatory Contingencies	52,709,851	15,763,834	31,140,777
6	Receivable from parent	2,602,283	28,927,066	31,531,013
7	Asset Retirement Obligation	1,892,534	2,176,133	1,892,534
8	Other	38,599,232	6,801,212	4,796,615
9	TOTAL Electric (Total of lines 3 thru 8)	176,942,415	61,124,922	70,000,096
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18	Other	2,970,360		
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	179,912,775	61,124,922	70,000,096
20	Classification of TOTAL			
21	Federal Income Tax	147,204,630	50,012,412	57,274,078
22	State Income Tax	30,783,077	10,458,474	11,977,016
23	Local Income Tax	1,925,068	654,036	749,002

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS						
		Debits		Credits				
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
[redacted]							1
[redacted]							2
		182.3/254	8,256,001	190	1,033,471	41,683,105	3
-7,243,325				219	3,906,017	35,713,092	4
				190	36	37,332,944	5
						[redacted]	6
						2,176,133	7
		190	199,154			40,404,675	8
-7,243,325			8,455,155		4,939,524	157,308,285	9
[redacted]							10
							11
							12
							13
							14
							15
							16
							17
673,555	2,221,638			190	172,827	1,595,104	18
-6,569,770	2,221,638		8,455,155		5,112,351	158,903,389	19
[redacted]							20
-5,375,385	1,817,744		6,918,008		4,182,926	130,014,753	21
-1,124,088	380,122		1,446,677		874,723	27,188,371	22
-70,297	23,772		90,470		54,702	1,700,265	23

NOTES (Continued)

Schedule Page: 276 Line No.: 5 Column: b

	Balance at Beg. of Year	Balance at End of Year
Power Cost Adjustment	$20,140,766	$ 6,971,964
Prior Tax Benefits Recoverable	7,415,124	3,916,562
Regulatory Asset-Beaver 8	0	4,193,551
SAVE Program	12,276,823	12,276,823
Senate Bill 1149	8,110,503	8,110,503
Other	4,766,635	1,863,541
Total	$52,709,851	$37,332,944

Schedule Page: 276 Line No.: 6 Column: k

Receivable From Parent

The residual deferred tax balance of $(1,664) will reverse in 2005 leaving a zero balance for this item at 12/31/2005.

Schedule Page: 276 Line No.: 8 Column: b

	Balance at Beg. of Year	Balance at End of Year
Conservation Investments	$10,593,828	$ 6,799,206
Employee Benefits	22,459,964	24,260,937
Energy Efficiency Programs	220,646	14,558
Other	5,324,794	9,329,974
Total	$38,599,232	$40,404,675

Schedule Page: 276 Line No.: 18 Column: b

	Balance at Beg. of Year	Balance at End of Year
TOLI Gain/Loss	$ 3,185,666	$ 1,597,940
Other	(215,306)	(2,836)
Total	$ 2,970,360	$ 1,595,104

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

OTHER REGULATORY LIABILITIES (Account 254)

1. Report below the particulars (details) called for concerning other regulatory liabilities, including rate order docket number, if applicable.
2. Minor items (5% of the Balance in Account 254 at end of period, or amounts less than $50,000 which ever is less), may be grouped by classes.
3. For Regulatory Liabilities being amortized, show period of amortization.

Line No.	Description and Purpose of Other Regulatory Liabilities	Balance at Begining of Current Quarter/Year	DEBITS		Credits	Balance at End of Current Quarter/Year
			Account Credited	Amount		
	(a)	(b)	(c)	(d)	(e)	(f)
1	Excess Deferred Taxes	15,988,661			5,684,025	21,672,686
2						
3	Deferred Taxes on Investment Tax Credits	6,519,075	190	1,283,113		5,235,962
4		4,272,308	283	840,895		3,431,413
5						
6	Price Risk Management	3,161,860	547	3,161,860	28,560,395	28,560,395
7		4,909,883	219	4,909,883	16,718,513	16,718,513
8						
9	Surplus CAA Allowances	115,275			58,150	173,425
10						
11	Gain on Asset Sales	1,227,256	407.4	1,183,315	307,233	351,174
12	(per OPUC Order No. 01-777 dtd 8/31/2001;					
13	amort. over 1 year period beg. 01/01/2004)					
14						
15	Interest on Portland Energy Solutions Note	103,590			40,867	144,457
16	(per OPUC Order No. 02-280 dtd 4/19/2002)					
17						
18	Asset Retirement Obligations - Balancing Account	13,569,446			4,008,397	17,577,843
19						
20	FERC Settlement	800,000			72,477	872,477
21	(Docket No. EL02-114 et al., dtd 11/10/2003)					
22						
23	Williams Settlement		456	4,692,638	4,719,481	26,843
24	(per Order No. 04-286 dtd 04/19/2004;					
25	returned to ratepayers in 2004)					
26						
27	Power Cost Adjustment (Oct 2001 - Dec 2002)				1,223,179	1,223,179
28	(per OPUC Order No. 01-1108 dtd 12/27/2001,					
29	amort over 2 year period beg. 01/01/2003)					
30						
31	Coyote Springs Major Maintenance Deferral		407.4	269,027	1,534,258	1,265,231
32	(per OPUC Order No. 01-777 dtd 08/31/2001;					
33	collection from ratepayers through 2009)					
34						
35	ISFSI Pollution Control Tax Credit Deferral				2,273,779	2,273,779
36	(per OPUC Application UM1186)					
37						
38						
39						
40						
41	TOTAL	50,667,354		16,340,731	65,200,754	99,527,377

Blank Page

Schedule Page: 278 Line No.: 27 Column: f

Represents previously deferred and collected costs that were disallowed by the PUC. Will refund amount to customers in subsequent tariff.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

ELECTRIC OPERATING REVENUES (Account 400)

1. The following instructions generally apply to the annual version of these pages. Do not report quarterly data in columns (c), (e), (f), and (g). Unbilled revenues and MWH related to unbilled revenues need not be reported separately as required in the annual version of these pages.
2. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
3. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
4. If increases or decreases from previous period (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	Operating Revenues Year to Date Quarterly/Annual (b)	Operating Revenues Previous year (no Quarterly) (c)
1	Sales of Electricity		
2	(440) Residential Sales	584,983,728	555,317,747
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	489,806,456	486,352,337
5	Large (or Ind.) (See Instr. 4)	181,439,707	227,492,152
6	(444) Public Street and Highway Lighting	14,330,585	13,974,209
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	1,270,560,476	1,283,136,445
11	(447) Sales for Resale	404,216,567	484,146,313
12	TOTAL Sales of Electricity	1,674,777,043	1,767,282,758
13	(Less) (449.1) Provision for Rate Refunds	2,315,914	-4,713,848
14	TOTAL Revenues Net of Prov. for Refunds	1,672,461,129	1,771,996,606
15	Other Operating Revenues		
16	(450) Forfeited Discounts	1,092,494	1,158,148
17	(451) Miscellaneous Service Revenues	767,055	450,952
18	(453) Sales of Water and Water Power	1,234	-21,525
19	(454) Rent from Electric Property	6,332,681	6,453,763
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	69,605,626	61,248,710
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	77,799,090	69,290,048
27	TOTAL Electric Operating Revenues	1,750,260,219	1,841,286,654

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

ELECTRIC OPERATING REVENUES (Account 400)

5. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
6. See pages 108-109, Important Changes During Period, for important new territory added and important rate increase or decreases.
7. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
8. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Year to Date Quarterly/Annual (d)	Amount Previous year (no Quarterly) (e)	Current Year (no Quarterly) (f)	Previous Year (no Quarterly) (g)	
				1
7,270,118	7,098,730	668,830	658,232	2
				3
7,145,707	7,088,319	93,008	91,761	4
3,247,007	4,136,884	251	255	5
101,306	101,921	247	248	6
				7
				8
				9
17,764,138	18,425,854	762,336	750,496	10
9,340,883	12,081,910	45	48	11
27,105,021	30,507,764	762,381	750,544	12
				13
27,105,021	30,507,764	762,381	750,544	14

Line 12, column (b) includes $ 337,065 of unbilled revenues.

Line 12, column (d) includes -22,592 MWH relating to unbilled revenues

Schedule Page: 300 Line No.: 4 Column: b

Includes $1,744,336 for distribution services related to the delivery of 158,720-megawatt hours to customers of Energy Services Suppliers (ESS). Beginning January 1, 2004, certain commercial and industrial customers have chosen to be served by an ESS for their energy needs. Although the energy is purchased from an ESS, PGE delivers the energy to these customers and bills them a distribution service charge. Since this energy was not sold by PGE, the associated megawatt hours are not reported on page 301 column (d).

Schedule Page: 300 Line No.: 5 Column: b

Includes $5,310,144 for distribution services related to the delivery of 617,157-megawatt hours to customers of Energy Service Suppliers (ESS). Beginning January 1, 2004, certain commercial and industrial customers have chosen to be served by an ESS for their energy needs. Although the energy is purchased from an ESS, PGE delivers the energy to these customers and bills them a distribution service charge. Since this energy was not sold by PGE, the associated megawatt hours are not reported on page 301 column (d).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Residential Sales:					
2	7 Residential Service	7,256,144	581,714,651	668,830	10,849	0.0802
3	15 Outdoor Area Lighting	6,896	1,501,077			0.2177
4	Residential Unbilled Revenue	7,078	1,768,000			0.2498
5	TOTAL Account 440	7,270,118	584,983,728	668,830	10,870	0.0805
6						
7	General Comm. and Ind. Sales:					
8	15 Comm. Outdoor Lighting	16,717	2,486,156			0.1487
9	32 Small Nonresidential	1,398,052	114,671,917	77,722	17,988	0.0820
10	38 Optional Time of Day -	46,909	3,734,423	188	249,516	0.0796
11	Large Nonresidential					
12	47 Irrigation - Drainage - Small	20,239	1,699,390	1,713	11,815	0.0840
13	49 Irrigation - Drainage - Large	59,081	3,452,178	850	69,507	0.0584
14	83-S Large Nonresidential	5,586,510	360,974,498	12,440	449,076	0.0646
15	97 Drainage Districts	711	41,560	2	355,500	0.0585
16	483-S COS Opt-Out - Lrg Nonresid	15,012	1,051,998	3	5,004,000	0.0701
17	532 DAS - Small Nonresidential		3,639	3		
18	583-S DAS - Large Nonresidential		1,740,697	87		
19	Gen Comm. & Ind. Unbilled Revenue	2,476	-50,000			-0.0202
20	TOTAL Account 442 - Small	7,145,707	489,806,456	93,008	76,829	0.0685
21						
22	Large Industrial Power Sales:					
23	75 Partial Requirements Service	1,132	184,662			0.1631
24	83-T Large Nonresidential	683,510	35,025,885	7	97,644,286	0.0512
25	83-P Large Nonresidential	2,489,940	136,983,165	214	11,635,234	0.0550
26	85 Partial Requirements Service	31,701	1,547,149	1	31,701,000	0.0488
27	99 Contract Rates	72,466	4,105,702	1	72,466,000	0.0567
28	483-P COS Opt-Out - Lrg Nonresid		710,600	1		
29	583-T DAS - Large Nonresidential		2,962,096	1		
30	583-P DAS - Large Nonresidential		1,300,383	26		
31	Large Industrial Unbilled Revenue	-31,742	-1,379,935			0.0435
32	TOTAL Account 442 - Large	3,247,007	181,439,707	251	12,936,283	0.0559
33						
34	Various Public Street and					
35	Highway Lighting:					
36	Street Lighting	101,710	14,331,585	247	411,781	0.1409
37	Street Lighting Unbilled Rev.	-404	-1,000			0.0025
38	TOTAL Account 444	101,306	14,330,585	247	410,146	0.1415
39						
40						
41	TOTAL Billed	17,786,730	1,270,223,411	762,336	23,332	0.0714
42	Total Unbilled Rev.(See Instr. 6)	-22,592	337,065	0	0	-0.0149
43	TOTAL	17,764,138	1,270,560,476	762,336	23,302	0.0715

Blank Page

Schedule Page: 304 Line No.: 16 Column: a

Rate Schedule 483 complete title: Cost-of-Service Opt-Out - Large Nonresidential

Schedule Page: 304 Line No.: 16 Column: b

Customers on this rate schedule can choose to purchase their energy from an Energy Service Supplier or PGE. In 2004, the customers on this schedule purchased their energy from PGE.

Schedule Page: 304 Line No.: 17 Column: a

Rate Schedule 532 complete title: Direct Access Service - Small Nonresidential

Schedule Page: 304 Line No.: 17 Column: b

Customers on this rate schedule purchase their energy from Energy Service Suppliers (ESSs). PGE continues to serve these customers by delivering the energy purchased from ESSs. Revenues shown in column (c) represent distribution services charge for this service.

Schedule Page: 304 Line No.: 18 Column: a

Rate Schedule 583 complete title: Direct Access Service - Large Nonresidential

Schedule Page: 304 Line No.: 18 Column: b

Customers on this rate schedule purchase their energy from Energy Service Supplies (ESSs). PGE continues to serve these customers by delivering the energy purchased from ESSs. Revenues shown in column (c) represent distribution service charges for this service.

Schedule Page: 304 Line No.: 23 Column: a

Rate Schedule 75, Partial Requirements Service, replaced Rate Schedule 85 in July 2004.

Schedule Page: 304 Line No.: 26 Column: a

Rate Schedule 85, Partial Requirements Service, was replaced by Rate Schedule 75 in July 2004.

Schedule Page: 304 Line No.: 28 Column: a

Rate Schedule 483 complete title: Cost-of-Service Opt-Out - Large Nonresidential

Schedule Page: 304 Line No.: 28 Column: b

Customers on this rate schedule can choose to purchase their energy from an Energy Service Supplier (ESS) or PGE. In 2004, the customer on this schedule purchased its energy from an ESS. PGE served this customer by delivering the energy purchased from the ESS. Revenues shown in column (c) represent distribution service charges for this service.

Schedule Page: 304 Line No.: 29 Column: a

Rate Schedule 583 complete title: Direct Access Service - Large Nonresidential

Schedule Page: 304 Line No.: 29 Column: b

Customers on this rate schedule purchase their energy from Energy Service Suppliers (ESSs). PGE continues to serve these customers by delivering the energy purchased from ESSs. Revenues shown in column (c) represent distribution service charges for this service.

Schedule Page: 304 Line No.: 30 Column: a

Rate Schedule 583 complete title: Direct Access Service - Large Nonresidential

Schedule Page: 304 Line No.: 30 Column: b

Customers on this rate schedule purchase their energy from Energy Service Suppliers (ESSs). PGE continues to serve these customers by delivering the energy purchased from ESSs. Revenues shown in column (c) represent distribution service charges for this service.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	RQ Sales:					
2	Fale Safe Corporation	RQ		75	75	75
3						
4	American Electric Power Services	SF	WSPP-1	NA	NA	NA
5	Arizona Public Service	SF	WSPP-1	NA	NA	NA
6	Avista Corp	SF	WSPP-1	NA	NA	NA
7	Avista Energy, Inc	SF	PGE-11	NA	NA	NA
8	Benton County PUD, Washington	SF	WSPP-1	NA	NA	NA
9	Bonneville Power Administration	SF	WSPP-1	NA	NA	NA
10	BP Energy Company	SF	PGE-11	NA	NA	NA
11	Burbank, City of	SF	WSPP-1	NA	NA	NA
12	California Dept of Water Resources	SF	WSPP-1	NA	NA	NA
13	California Independent System Operator	SF	WSPP-1	NA	NA	NA
14	California Power Exchange	SF	WSPP-1	NA	NA	NA
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
					1
3,629	615,296	-489,858		125,438	2
					3
341,500		15,631,786		15,631,786	4
122,825		5,339,455		5,339,455	5
28,366		1,273,320		1,273,320	6
970,077		38,801,564		38,801,564	7
2,770		111,467		111,467	8
142,368		6,311,248		6,311,248	9
545,294		26,650,753		26,650,753	10
42,674		1,953,789		1,953,789	11
2,382		121,550		121,550	12
			806,479	806,479	13
			1,893,174	1,893,174	14
3,629	615,296	-489,858	0	125,438	
9,337,254	4,910,000	396,267,589	2,913,540	404,091,129	
9,340,883	**5,525,296**	**395,777,731**	**2,913,540**	**404,216,567**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Calpine Energy Services	SF	PGE-11	NA	NA	NA
2	Cargill Alliant LLC	SF	WSPP-1	NA	NA	NA
3	Chelan County PUD No 1, Washington	SF	WSPP-1	NA	NA	NA
4	Clataskanie County PUD	SF	WSPP-1	NA	NA	NA
5	Conoco Phillips	SF	WSPP-1	NA	NA	NA
6	Constellation Energy Commodities	SF	PGE-11	NA	NA	NA
7	Coral Power LLC	SF	WSPP-1	NA	NA	NA
8	Douglas County PUD No1, Washington	SF	WSPP-1	NA	NA	NA
9	Duke Tnergy Trading & Marketing	SF	WSPP-1	NA	NA	NA
10	Enmax Financial Services	SF	WSPP-1	NA	NA	NA
11	Epcor Merchant & Capital	SF	WSPP-1	NA	NA	NA
12	Eugene Water & Electric Board	SF.	WSPP-1	NA	NA	NA
13	Franklin County PUD	SF	WSPP-1	NA	NA	NA
14	Glendale, City of	LF	PGE-78	20	20	19
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
259,511		11,935,946		11,935,946	1
3,478		161,412		161,412	2
1,000		48,050		48,050	3
200		8,000		8,000	4
3,028		156,184		156,184	5
134,041		6,111,075		6,111,075	6
509,645		23,174,304		23,174,304	7
			42,940	42,940	8
			12,997	12,997	9
9,587		434,373		434,373	10
20,775		959,291		959,291	11
195,690		241,953		241,953	12
485		21,360		21,360	13
96,582	4,910,000	4,044,327		8,954,327	14
3,629	615,296	-489,858	0	125,438	
9,337,254	4,910,000	396,267,589	2,913,540	404,091,129	
9,340,883	**5,525,296**	**395,777,731**	**2,913,540**	**404,216,567**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Glendale, City of	SF	WSPP-1	NA	NA	NA
2	Grant County, PUD No 2, Washington	SF	WSPP-1	NA	NA	NA
3	Grays Harbor, PUD	SF	WSPP-1	NA	NA	NA
4	Idaho Power Compay	SF	WSPP-1	NA	NA	NA
5	J. Aron Company	SF	PGE-11	NA	NA	NA
6	Klamath Falls, City of	SF	WSPP-1	NA	NA	NA
7	Los Angeles Department Water Power	SF	WSPP-1	NA	NA	NA
8	Merrill Lynch Commodities, Inc	SF	WSPP-1	NA	NA	NA
9	Mieco, Inc	SF	PGE-11	NA	NA	NA
10	Mirant Americas Energy Marketing	SF	PGE-11	NA	NA	NA
11	Modesto Irrigation District	SF	WSPP-1	NA	NA	NA
12	Morgan Stanley Capital Group	SF	PGE-11	NA	NA	NA
13	Northern California Power Agency	SF	WSPP-1	NA	NA	NA
14	NorthPoint Energy Solutions	SF	WSPP-1	NA	NA	NA
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE: Demand Charges ($) (h)	REVENUE: Energy Charges ($) (i)	REVENUE: Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
11,467		497,115		497,115	1
13,778		619,622		619,622	2
2,215		90,618		90,618	3
114,110		4,437,513		4,437,513	4
363,400		16,261,990		16,261,990	5
1,406		66,374		66,374	6
17,600		800,244		800,244	7
225,975		10,093,011		10,093,011	8
400		20,000		20,000	9
297,319		13,509,491		13,509,491	10
8,621		427,108		427,108	11
1,448,075		65,209,276		65,209,276	12
9,520		451,612		451,612	13
225	-	9,675		9,675	14
3,629	615,296	-489,858	0	125,438	
9,337,254	4,910,000	396,267,589	2,913,540	404,091,129	
9,340,883	**5,525,296**	**395,777,731**	**2,913,540**	**404,216,567**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Northwestern Corporation	SF	WSPP-1	NA	NA	NA
2	Okanogan Public Utility District	SF	PGE-2	NA	NA	NA
3	PacifiCorp	LU	PGE-11	NA	NA	NA
4	PacifiCorp	SF	PGE-11	NA	NA	NA
5	Pacific Northwest Generating Company	SF	WSPP-1	NA	NA	NA
6	PPM Energy	SF	WSPP-1	NA	NA	NA
7	Powerx	SF	PGE-11	NA	NA	NA
8	PPL Montana, LLC	SF	PGE-11	NA	NA	NA
9	Public Service Company of Colorado	SF	WSPP-1	NA	NA	NA
10	Puget Sound Energy	SF	WSPP-1	NA	NA	NA
11	Rainbow Energy Marketing	SF	WSPP-1	NA	NA	NA
12	Redding, Coty of	SF	WSPP-1	NA	NA	NA
13	Sacramento Municipal Utility District	SF	WSPP-1	NA	NA	NA
14	San Diego Gas & Electric Company	SF	WSPP-1	NA	NA	NA
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. *Footnote any demand not stated on a megawatt basis and explain.*

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
608,390		16,135,916		16,135,916	1
20		600		600	2
12,923			14,599	14,599	3
266,639		12,333,004		12,333,004	4
75,625		3,267,520		3,267,520	5
416,116		18,443,656		18,443,656	6
419,671		16,897,512		16,897,512	7
25,672		1,082,340		1;082,340	8
54,479		2,526,323		2,526,323	9
78,212		3,365,457		3,365,457	10
12,041		544,179		544,179	11
11,423		476,654		476,654	12
65,320		2,815,598		2,815,598	13
5,115		493,054		493,054	14
3,629	615,296	-489,858	0	125,438	
9,337,254	4,910,000	396,267,589	2,913,540	404,091,129	
9,340,883	**5,525,296**	**395,777,731**	**2,913,540**	**404,216,567**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Seattle City Light	SF	WSPP-1	NA	NA	NA
2	Sempra Corporation	SF	WSPP-1	NA	NA	NA
3	Sierra Pacific Power Corporation	SF	WSPP-1	NA	NA	NA
4	Silicon Valley Power	SF	WSPP-1	NA	NA	NA
5	Southern California Edison	SF	PGE-11	NA	NA	NA
6	Snohomish County, PUD No 1, Washington	SF	WSPP-1	NA	NA	NA
7	SP Newsprint	SF	WSPP-1	NA	NA	NA
8	Tacoma, City of	SF	WSPP-1	NA	NA	NA
9	Tractibel Energy Marketing	SF	PGE-11	NA	NA	NA
10	TransAlta Energy Marketing	SF	PGE-11	NA	NA	NA
11	TransCanada Power	SF	WSPP-1	NA	NA	NA
12	Turlock Irrigation District	SF	WSPP-1	NA	NA	NA
13						
14	Portland General Electric Company	SF	OA96137	NA	NA	NA
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
76,409		2,891,073		2,891,073	1
185,883		9,878,286		9,878,286	2
2		110		110	3
42,655		1,901,816		1,901,816	4
12,476		627,327		627,327	5
3,295		130,025		130,025	6
			143,351	143,351	7
355		2,480		2,480	8
246,471		10,493,647		10,493,647	9
754,883		33,964,805		33,964,805	10
9,128		409,745		409,745	11
7,662		289,361		289,361	12
					13
		1,312,245		1,312,245	14
3,629	615,296	-489,858	0	125,438	
9,337,254	4,910,000	396,267,589	2,913,540	404,091,129	
9,340,883	**5,525,296**	**395,777,731**	**2,913,540**	**404,216,567**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.

SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.

LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of *service, aside from transmission constraints, must match the availability and reliability of designated unit.*

IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1						
2						
3						
4	Footnote					
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent Portland General Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year/Period of Report End of 2004/Q4

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
3,629	615,296	-489,858	0	125,438	
9,337,254	4,910,000	396,267,589	2,913,540	404,091,129	
9,340,883	**5,525,296**	**395,777,731**	**2,913,540**	**404,216,567**	

Schedule Page: 310 Line No.: 2 Column: c

Certificate of Concurrence in Fale-Safe's Tariff No. 1 has been filed with FERC.

Schedule Page: 310 Line No.: 13 Column: j

Adjustment to accounts receivable from 2000-01 wholesale energy sale made in California to align with Counterparty records.

Schedule Page: 310 Line No.: 14 Column: j

Adjustment to accounts receivable from 2000-01 wholesale energy sales made in California to align with Counterparty records.

Schedule Page: 310.1 Line No.: 8 Column: j

Adjustment to 2003 entry for wholesale sales.

Schedule Page: 310.1 Line No.: 9 Column: j

Adjustment to 2003 entry for wholesale sales.

Schedule Page: 310.1 Line No.: 14 Column: b

The contract with the City of Glendale expires on 9/30/12.

Schedule Page: 310.3 Line No.: 3 Column: j

Estimated Round Butte plant operating expenses (Cove Dam replacement power).

Schedule Page: 310.4 Line No.: 7 Column: j

Liquidated damages received by Portland General Electric per contract with SP Newsprint.

Schedule Page: 310.4 Line No.: 14 Column: a

Represents Portland General Electric Companys use of Portland General Electric Company's Open Access Transmission System. This is included in Account 447 based on guidance from FERC Deputy Cheif Accountant - issued January 1996.

Schedule Page: 310.5 Line No.: 4 Column: a

EITF 03-11, Reporting Realized Gains and Losses of Derivative Instruments that are subject to FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes, requires that revenues and expenses associated with non-trading energy activities that are "booked out" (not physically settled) be reported on a net basis. The Company adopted EITF 03-11 for reporting under generally accepted accounting principles, effective October 1, 2003, but did not adopt it for regulatory reporting. For GAAP purposes, such transactions are recorded on a net basis in Purchased Power. For additional information, see Note 8, Price Risk Management in the Notes to Financial Statements.

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	8,259,793	5,821,579
5	(501) Fuel	44,803,760	53,321,955
6	(502) Steam Expenses		
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses		
10	(506) Miscellaneous Steam Power Expenses	847,856	1,769,347
11	(507) Rents	2,688,319	2,726,569
12	(509) Allowances		
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	56,599,728	63,639,450
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	21,966,853	15,988,652
16	(511) Maintenance of Structures		
17	(512) Maintenance of Boiler Plant		
18	(513) Maintenance of Electric Plant		
19	(514) Maintenance of Miscellaneous Steam Plant	119,863	144,319
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	22,086,716	16,132,971
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	78,686,444	79,772,421
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering		2,035,531
25	(518) Fuel		
26	(519) Coolants and Water		
27	(520) Steam Expenses		
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses		
31	(524) Miscellaneous Nuclear Power Expenses		1,761,579
32	(525) Rents		
33	TOTAL Operation (Enter Total of lines 24 thru 32)		3,797,110
34	Maintenance		
35	(528) Maintenance Supervision and Engineering		
36	(529) Maintenance of Structures		
37	(530) Maintenance of Reactor Plant Equipment		
38	(531) Maintenance of Electric Plant		
39	(532) Maintenance of Miscellaneous Nuclear Plant	5,613	359,312
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	5,613	359,312
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	5,613	4,156,422
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering	2,601,692	2,445,916
45	(536) Water for Power	504,670	350,754
46	(537) Hydraulic Expenses	609,477	585,767
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses	2,807	192,978
49	(540) Rents	131,055	175,230
50	TOTAL Operation (Enter Total of Lines 44 thru 49)	3,849,701	3,750,645

Name of Respondent	This Report Is:	Date of Report	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	End of 2004/Q4

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering	2,967,031	3,327,278
54	(542) Maintenance of Structures		
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant		
57	(545) Maintenance of Miscellaneous Hydraulic Plant	764,200	722,481
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)	3,731,231	4,049,759
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)	7,580,932	7,800,404
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	2,692,608	2,995,011
63	(547) Fuel	92,297,679	62,002,155
64	(548) Generation Expenses		
65	(549) Miscellaneous Other Power Generation Expenses	3,056,996	2,925,356
66	(550) Rents	184,009	213,608
67	TOTAL Operation (Enter Total of lines 62 thru 66)	98,231,292	68,136,130
68	Maintenance		
69	(551) Maintenance Supervision and Engineering		
70	(552) Maintenance of Structures		
71	(553) Maintenance of Generating and Electric Plant	4,201,909	7,686,643
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	51,844	78,399
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	4,253,753	7,765,042
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	102,485,045	75,901,172
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	772,661,341	943,248,347
77	(556) System Control and Load Dispatching	3,042,337	2,776,155
78	(557) Other Expenses	8,625,561	8,044,167
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	784,329,239	954,068,669
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	973,087,273	1,121,699,088
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	1,285,797	1,052,098
84	(561) Load Dispatching	45	
85	(562) Station Expenses	16,752	22,481
86	(563) Overhead Lines Expenses		
87	(564) Underground Lines Expenses		
88	(565) Transmission of Electricity by Others	57,232,889	60,796,146
89	(566) Miscellaneous Transmission Expenses	1,724,817	1,414,694
90	(567) Rents	1,788,560	1,777,515
91	TOTAL Operation (Enter Total of lines 83 thru 90)	62,048,860	65,062,934
92	Maintenance		
93	(568) Maintenance Supervision and Engineering		
94	(569) Maintenance of Structures		
95	(570) Maintenance of Station Equipment	1,065,244	778,914
96	(571) Maintenance of Overhead Lines	1,286,260	463,024
97	(572) Maintenance of Underground Lines		
98	(573) Maintenance of Miscellaneous Transmission Plant	1,782,030	1,301,533
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	4,133,534	2,543,471
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	66,182,394	67,606,405
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	7,646,490	6,213,362

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching		
106	(582) Station Expenses	469,979	317,441
107	(583) Overhead Line Expenses		
108	(584) Underground Line Expenses	1,013,837	1,063,203
109	(585) Street Lighting and Signal System Expenses	2,854,432	2,461,817
110	(586) Meter Expenses	854,537	879,172
111	(587) Customer Installations Expenses	1,022,518	983,469
112	(588) Miscellaneous Expenses	137,621	77,633
113	(589) Rents	914,901	1,313,040
114	TOTAL Operation (Enter Total of lines 103 thru 113)	14,914,315	13,309,137
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	1,270,000	1,570,811
117	(591) Maintenance of Structures		
118	(592) Maintenance of Station Equipment	3,006,367	3,323,080
119	(593) Maintenance of Overhead Lines	20,441,694	17,781,846
120	(594) Maintenance of Underground Lines	3,442,879	3,272,604
121	(595) Maintenance of Line Transformers		
122	(596) Maintenance of Street Lighting and Signal Systems		
123	(597) Maintenance of Meters	48,833	46,853
124	(598) Maintenance of Miscellaneous Distribution Plant	7,506,115	6,416,441
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	35,715,888	32,411,635
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	50,630,203	45,720,772
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision		
130	(902) Meter Reading Expenses	4,844,579	4,374,215
131	(903) Customer Records and Collection Expenses	34,169,632	31,454,693
132	(904) Uncollectible Accounts	8,279,232	9,309,265
133	(905) Miscellaneous Customer Accounts Expenses	4,093,636	3,812,836
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	51,387,079	48,951,009
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision		
138	(908) Customer Assistance Expenses	5,698,562	5,277,254
139	(909) Informational and Instructional Expenses	2,826,813	3,283,337
140	(910) Miscellaneous Customer Service and Informational Expenses		
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	8,525,375	8,560,591
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision	10,585	10,254
145	(912) Demonstrating and Selling Expenses		
146	(913) Advertising Expenses	1,265	25,514
147	(916) Miscellaneous Sales Expenses		
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)	11,850	35,768
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	32,714,278	25,639,919
152	(921) Office Supplies and Expenses	14,579,509	30,133,310
153	(Less) (922) Administrative Expenses Transferred-Credit	13,284,973	5,627,044

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	5,459,055	5,601,907
156	(924) Property Insurance	4,308,814	4,299,110
157	(925) Injuries and Damages	3,855,086	1,983,405
158	(926) Employee Pensions and Benefits	26,471,377	19,063,775
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses	9,276,587	6,808,571
161	(929) (Less) Duplicate Charges-Cr.	1,714,179	1,809,925
162	(930.1) General Advertising Expenses	1,027,467	946,062
163	(930.2) Miscellaneous General Expenses	1,505,852	873,891
164	(931) Rents	2,955,571	3,159,074
165	TOTAL Operation (Enter Total of lines 151 thru 164)	87,154,444	91,072,055
166	Maintenance		
167	(935) Maintenance of General Plant	1,740,911	1,702,872
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	88,895,355	92,774,927
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	1,238,719,529	1,385,348,560

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	American Electric Power Services	SF	WSPP-1	NA	NA	NA
2	Arizona Public Service	SF	WSPP-1	NA	NA	NA
3	Avista Corp	SF	WSPP-1	NA	NA	NA
4	Avista Energy, Inc	SF	PGE-11	NA	NA	NA
5	Benton County PUD, Washington	SF	WSPP-1	NA	NA	NA
6	Bonneville Power Administration	SF	92375	NA	NA	NA
7	Bonneville Power Administration	LF	12167	NA	NA	NA
8	Bonneville Power Administration	LF	11231	NA	NA	NA
9	BP Energy Company	SF	PGE-11	NA	NA	NA
10	Burbank, City of	SF	WSPP-1	NA	NA	NA
11	California Dept of Water Resources	SF	WSPP-1	NA	NA	NA
12	California Independent System Operator	SF	WSPP-1	NA	NA	NA
13	Calpine Energy Services	SF	PGE-11	NA	NA	NA
14	Cargill Alliant LLC	SF	WSPP-1	NA	NA	NA
	Total					

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
335,625				14,801,360		14,801,360	1
31,120				1,291,120		1,291,120	2
308,334				9,260,532		9,260,532	3
1,718,027				70,689,099		70,689,099	4
6,635				265,665		265,665	5
634,167				25,390,038		25,390,038	6
2,266,272				63,307,253		63,307,253	7
30,745				1,470,401		1,470,401	8
679,631				29,925,802		29,925,802	9
7,942				307,310		307,310	10
2				91		91	11
				130,463		130,463	12
165,906				7,393,302		7,393,302	13
125							14
20,158,386	554,337	550,333	19,174,200	706,926,330	46,560,811	772,661,341	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW)	
					Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Chelan County, PUD No.1, Washington	LU	Rocky Reach	NA	NA	NA
2	Chelan County, PUD No.1, Washington	SF	WSPP-1	NA	NA	NA
3	Chelan County, PUD No.1, Washington	EX	PGE-71	NA	NA	NA
4	Clatskine County PUD	SF	WSPP-1	NA	NA	NA
5	Constellation Energy Commodites	SF	PGE-11	NA	NA	NA
6	Coral Power, LLC	SF	WSPP-1	NA	NA	NA
7	Covanta Marion	LU	QF83-118	NA	NA	NA
8	Douglas County, PUD No.1, Washington	LU	Wells	NA	NA	NA
9	Douglas County, PUD No.1, Washington	LF	Wells	NA	NA	NA
10	Douglas County, PUD No.1, Washington	SF	WSPP-1	NA	NA	NA
11	El Paso Merchant Energy	IF	PGE-11	NA	NA	NA
12	Epcor Merchant & Capital	SF	WSPP-1	NA	NA	NA
13	ESI Vansycle Partners LP	LF	WSPP-1	NA	NA	NA
14	Eugene Water & Electric Board	LF	WSPP-1	10	10	10
	Total					

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
634,495				7,694,938		7,694,938	1
110,800				4,208,887		4,208,887	2
	59,000	72,162					3
2,390				144,550		144,550	4
86,478				4,050,557		4,050,557	5
324,924				14,367,156		14,367,156	6
84,748				4,664,016		4,664,016	7
671,520				5,550,375		5,550,375	8
179,038				3,535,473		3,535,473	9
18,206				478,646		478,646	10
219,600				7,795,374		7,795,374	11
5,192				215,413		215,413	12
75,986				3,684,283		3,684,283	13
			1,030,200			1,030,200	14
20,158,386	554,337	550,333	19,174,200	706,926,330	46,560,811	772,661,341	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW)	
					Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Eugene Water & Electric Board	OS	ER94-717	NA	NA	NA
2	Eugene Water & Electric Board	SF	WSPP-1	NA	NA	NA
3	Eugene Water & Electric Board	EX	WSPP-1	NA	NA	NA
4	Fale-Safe Corporation	LF	[illegible]	NA	NA	NA
5	Franklin County PUD	SF	WSPP-1	NA	NA	NA
6	Glendale, City of	SF	WSPP-1	NA	NA	NA
7	Glendale, City of	EX	PGE-78	NA	NA	NA
8	Grant County PUD No. 2, Washington	LU	Wanapum	NA	NA	NA
9	Grant County PUD No. 2, Washington	LU	Priest Rapids	NA	NA	NA
10	Grant County PUD No. 2, Washington	SF	WSPP-1	NA	NA	NA
11	Grays Harbor PUD, Washington	SF	WSPP-1	NA	NA	NA
12	Idaho Power Company	SF	WSPP-1	NA	NA	NA
13	J. Aron Company	SF	PGE-11	NA	NA	NA
14	Klamath Falls, City of	SF	WSPP-1	NA	NA	NA
	Total					

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
736							1
223,052				1,469,566		1,469,566	2
	26,195	26,150					3
13,938							4
2,910				116,190		116,190	5
1,524				56,510		56,510	6
	16,545	791					7
654,960				6,257,935		6,257,935	8
549,102				4,256,961		4,256,961	9
133,638				4,630,815		4,630,815	10
3,615				157,365		157,365	11
99,390				3,778,913		3,778,913	12
272,800				12,660,440		12,660,440	13
23,119				1,039,135		1,039,135	14
20,158,386	554,337	550,333	19,174,200	706,926,330	46,560,811	772,661,341	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Lake Oswego Corporation	LU	[redacted]	NA	NA	NA
2	Los angeles Depart Water Power	SF	WSPP-1	NA	NA	NA
3	Merrill Lynch Commodiates	SF	WSPP-1	NA	NA	NA
4	Mirant Americas Energy Marketing	SF	PGE-11	NA	NA	NA
5	Mirant Americas Energy Marketing	IF	PGE-11	NA	NA	NA
6	Modesto Irrigation District	SF	WSPP-1	NA	NA	NA
7	Morgan stanley Capital Group	SF	PGE-11	NA	NA	NA
8	Morgan stanley Capital Group	IF	PGE-11	NA	NA	NA
9	Northern California Power Agency	SF	WSPP-1	NA	NA	NA
10	NorthPoint Energy Solutions	SF	WSPP-1	NA	NA	NA
11	NorthWestern Corporation	SF	WSPP-1	NA	NA	NA
12	Okanogan Public Utility District	SF	PGE-2	NA	NA	NA
13	Pacific Gas & Electric Company	SF	WSPP-1	NA	NA	NA
14	Pacific NW Generating Company	SF	WSPP-1	NA	NA	NA
	Total					

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
566				3,946		3,946	1
219				12,720		12,720	2
181,400				7,831,106		7,831,106	3
243,946				10,806,381		10,806,381	4
219,600				13,615,200		13,615,200	5
4,700				195,118		195,118	6
2,851,894				117,421,036		117,421,036	7
439,200				16,744,500		16,744,500	8
14,871				525,655		525,655	9
1,228				44,068		44,068	10
271,725				4,166,250		4,166,250	11
4,195				157,745		157,745	12
23,318				846,358		846,358	13
146,540				5,968,174		5,968,174	14
20,158,386	554,337	550,333	19,174,200	706,926,330	46,560,811	772,661,341	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	PacifiCorp	RQ	PP&L 147	NA	NA	NA
2	PacifiCorp	SF	PGE-11	NA	NA	NA
3	PPM Energy	SF	WSPP-1	NA	NA	NA
4	Portland, City of	LU	#2821	NA	NA	NA
5	Portland, City of	LU	QF83-448	NA	NA	NA
6	Powerx	SF	PGE-11	NA	NA	NA
7	PPL Montana, LLC	SF	PGE-11	NA	NA	NA
8	Public Service of Colorado	SF	WSPP-1	NA	NA	NA
9	Puget Sound Energy	SF	WSPP-1	NA	NA	NA
10	Rainbow Energy Marketing	SF	WSPP-1	NA	NA	NA
11	Sacramento Municipal Utility District	SF	WSPP-1	NA	NA	NA
12	San Diego Gas & Electric Company	SF	WSPP-1	NA	NA	NA
13	Seattle City Light	SF	WSPP-1	NA	NA	NA
14	Sempra Corporation	SF	WSPP-1	NA	NA	NA
	Total					

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
11,035				885,985		885,985	1
288,297				11,804,445		11,804,445	2
487,084				20,062,387		20,062,387	3
81,847				4,911,951		4,911,951	4
501				47,676		47,676	5
320,030				14,307,408		14,307,408	6
100,869				4,175,862		4,175,862	7
71,705				3,263,045		3,263,045	8
89,014				3,839,462		3,839,462	9
15,304				649,745		649,745	10
4,295				200,820		200,820	11
16,453				730,242		730,242	12
187,408				7,289,755		7,289,755	13
702,112				27,949,575		27,949,575	14
20,158,386	554,337	550,333	19,174,200	706,926,330	46,560,811	772,661,341	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Sierra Pacific Power Corporation	SF	WSPP-1	NA	NA	NA
2	Silicon Valley Power	SF	WSPP-1	NA	NA	NA
3	Snohmish County, PUD No. 1, Washington	SF	WSPP-1	NA	NA	NA
4	Southern California Edison	SF	PGE-11	NA	NA	NA
5	SP Newsprint	SF	WSPP-1	NA	NA	NA
6	Spokane Energy, LLC	LF	PGE-82	150	150	144
7	Spokane Energy, LLC	EX	PGE-82	NA	NA	NA
8	Tacoma, City of	SF	WSPP-1	NA	NA	NA
9	Tractibel Energy Marketing	SF	PGE-11	NA	NA	NA
10	TransAlta Energy Marketing	SF	PGE-11	NA	NA	NA
11	TransCanada Power	SF	WSPP-1	NA	NA	NA
12	Turlock Irrigation District	SF	WSPP-1	NA	NA	NA
13	Warm Springs Power Enterprises	LF	WSPP-1	NA	NA	NA
14	Williams Energy Marketing	SF	PGE-11	NA	NA	NA
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
100				3,800		3,800	1
10				420		420	2
11,865				508,295		508,295	3
62,052				2,305,822		2,305,822	4
50,466				2,641,794		2,641,794	5
			18,144,000			18,144,000	6
	452,597	451,230					7
22,020				1,016,494		1,016,494	8
303,645				12,839,231		12,839,231	9
1,813,489				71,775,703		71,775,703	10
10,241				385,232		385,232	11
24,478				966,045		966,045	12
502,375				20,908,842		20,908,842	13
519				16,066		16,066	14
20,158,386	554,337	550,333	19,174,200	706,926,330	46,560,811	772,661,341	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Douglas Pegar	OS	201	NA	NA	NA
2	Robert Migliori	OS	201	NA	NA	NA
3	Von Land Co	OS	201	NA	NA	NA
4	Minikahada Hydropower Company	OS	201	NA	NA	NA
5	Haiku Software	OS	201	NA	NA	NA
6	Non-trading mark to market			NA	NA	NA
7	Option Premiums Amortization			NA	NA	NA
8	Reserve Trading Credit Rick			NA	NA	NA
9	Power Cost Adjustment			NA	NA	NA
10	Green Power			NA	NA	NA
11						
12	Non-cash exchanges					
13						
14	Footnote					
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
525				30,651		30,651	1
7				385		385	2
191				8,642		8,642	3
353				16,272		16,272	4
2				87		87	5
					3,607,417	3,607,417	6
					-5,347,649	-5,347,649	7
					1,897,215	1,897,215	8
					43,424,835	43,424,835	9
					2,124,746	2,124,746	10
							11
					854,247	854,247	12
							13
							14
20,158,386	554,337	550,333	19,174,200	706,926,330	46,560,811	772,661,341	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) X An Original (2) _ A Resubmission	/ /	2004/Q4

FOOTNOTE DATA

Schedule Page: 326 Line No.: 7 Column: b

The Bonneville Power administration contract expires on 9/30/06.

Schedule Page: 326 Line No.: 8 Column: b

The Bonneville Power Administration contract expires on 9/30/06.

Schedule Page: 326.1 Line No.: 1 Column: c

Non jurisdictional utilities.

Schedule Page: 326.1 Line No.: 1 Column: g

Includes allocation to Canadian Entitlement and Fish Spill Replacement re: Pacific Northwest Coodination Agreement Canadian Entitlement - PUD No 1 Chelan County (40,987)

Schedule Page: 326.1 Line No.: 8 Column: c

Non jurisdictional utilities.

Schedule Page: 326.1 Line No.: 9 Column: b

The Douglas County contract expires on 8/31/18.

Schedule Page: 326.1 Line No.: 13 Column: b

The ESI Vansycle Partner, LP contract expires 11/06/28.

Schedule Page: 326.1 Line No.: 14 Column: b

The Eugene Water and Electric Board Memorandum of Understanding expires 12/31/13.

Schedule Page: 326.2 Line No.: 1 Column: g

Represents net of energy generated at EWEB's Stone Creek facility within PGE's control area and energy delivered to EWEB.

Schedule Page: 326.2 Line No.: 2 Column: c

Non jurisdictional utlities.

Schedule Page: 326.2 Line No.: 4 Column: c

Certificate of Concurrence in Fale-Safe's Tariff No.1 has been filed with FERC.

Schedule Page: 326.2 Line No.: 8 Column: c

Non jurisdictional utilities.

Schedule Page: 326.2 Line No.: 8 Column: g

Includes allocation of Canadian Entitlement and Fish spill Replacement re: Pacific Northwest Coordination Agreement Canadian Entitlement - PUD No.2 Grant County (85,259).

Schedule Page: 326.3 Line No.: 1 Column: c

Lake Oswego was exempt from FERC by a bill enacted by Congress (FR 82-4681).

Schedule Page: 326.5 Line No.: 3 Column: c

Non jurisdictional utilities.

Schedule Page: 326.5 Line No.: 6 Column: b

The Spokane Energy, LLC contact expires on 12/31/16.

Schedule Page: 326.6 Line No.: 1 Column: b

Power purchased from customers who operate generation facilities with less than 100 KW capacity.

Schedule Page: 326.6 Line No.: 2 Column: b

Power purchased from customers who operate generation facilities with less than 100 KW capacity.

Schedule Page: 326.6 Line No.: 3 Column: b

Power purchased from customers who operate generation facilities with less than 100 KW capacity.

Schedule Page: 326.6 Line No.: 4 Column: b

Power purchased from customers who operate generation facilities with less than 100 KW capacity.

Schedule Page: 326.6 Line No.: 5 Column: b

Power purchased from customers who operate generation facilities with less that 100 KW capacity.

Schedule Page: 326.6 Line No.: 6 Column: l

Net unrealized FAS 133 MTM gain on retail power contracts.

Schedule Page: 326.6 Line No.: 7 Column: l

Amortization of premiums received from electric options.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) X An Original (2) _ A Resubmission	/ /	2004/Q4

FOOTNOTE DATA

Schedule Page: 326.6 Line No.: 8 Column: l

Reserve for trading credit risk.

Schedule Page: 326.6 Line No.: 9 Column: l

Represents the amortization of power costs under the Power Cost Adjustment merchanisms authorized by the Public Utility Commission. Amortization of Jan-Sep 2001 PCA = ($32,017,833.) Amortization of Oct 2001-Dec 2002 PCA = ($11,407,002).

Schedule Page: 326.6 Line No.: 10 Column: l

Expenses related to the development of new green power generating resources.

Schedule Page: 326.6 Line No.: 14 Column: a

EITF 03-11, Reporting Realized Gains and Losses of Derivative Instruments that are subject to FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes, requires that revenues and expenses associated with non-trading energy activities that are "booked out" (not physically settled) be reported on a net basis. The Company adopted EITF 03-11 for reporting under generally accepted accounting principles, effective October 1, 2003, but did not adopt it for regulatory reporting. For GAAP purposes, such transactions are recorded on a net basis in Purchased Power. For additional information, see Note 8, Price Risk Management in the Notes to Financial Statements.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i.e., wheeling, provided for other electric utilities, cooperatives, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers for the quarter.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column (d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows: FNO - Firm Network Service for Others, FNS - Firm Network Transmission Service for Self, LFP - "Long-Term Firm Point to Point Transmission Service, OLF - Other Long-Term Firm Transmission Service, SFP - Short-Term Firm Point to Point Transmission Reservation, NF - non-firm transmission service, OS - Other Transmission Service and AD - Out-of-Period Adjustments. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting periods. Provide an explanation in a footnote for each adjustment. See General Instruction for definitions of codes.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	Avista Corp - Washington Water Pow	Bonneville Power Administration	Various Utilities	LFP
2	Avista Corp - Washington Water Pow	Bonneville Power Administration	Various Utilities	NF
3	Avista Energy	Bonneville Power Administration	Various Utilities	LFP
4	Avista Energy	Bonneville Power Administration	Various Utilities	NF
5	Avista Energy	Bonneville Power Administration	Various Utilities	AD
6	Bonneville Power Administration	Bonneville Power Administration	Western Oregon Electric Coop	OLF
7	Bonneville Power Administration	Bonneville Power Administration	Western Oregon Electric Coop	OLF
8	Bonneville Power Administration	Bonneville Power Administration	Western Oregon Electric Coop	OLF
9	Bonneville Power Administration	Bonneville Power Administration	Western Oregon Electric Coop	OLF
10	Bonneville Power Administration	Bonneville Power Administration	Western Oregon Electric Coop	OLF
11	Bonneville Power Administration	Bonneville Power Administration	Western Oregon Electric Coop	OLF
12	Bonneville Power Administration	Bonneville Power Administration	Western Oregon Electric Coop	OLF
13	Bonneville Power Administration	Bonneville Power Administration	Western Oregon Electric Coop	OLF
14	Bonneville Power Administration	Bonneville Power Administration	Western Oregon Electric Coop	OLF
15	Bonneville Power Administration	Bonneville Power Administration	Columbia River PUD	OLF
16	Bonneville Power Administration	Bonneville Power Administration	Columbia River PUD	OLF
17	Bonneville Power Administration	Bonneville Power Administration	Columbia River PUD	FNO
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.
6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.
7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.
8. Report in column (i) and (j) the total megawatthours received and delivered.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY		Line No.
				MegaWatt Hours Received (i)	MegaWatt Hours Delivered (j)	
OA96137	BPA-John Day Sub	PGE-Malin Sub	100			1
OA96137	BPA-John Day Sub	PGE-Malin Sub		3,083	3,083	2
OA96137	BPA-John Day Sub	PGE-Malin Sub	200			3
OA96137	BPA-John Day Sub	PGE-Malin Sub		15,048	15,048	4
OA96137	BPA-John Day Sub	PGE-Malin Sub				5
72	BPA-Oregon City Sub	PGE-Canby				6
72	BPA-McMinnville Sub	PGE-Haskins				7
72	BPA-Oregon City Sub	PGE-North Plains				8
72	BPA-McMinnville Sub	PGE-Patton				9
72	BPA-McMinnville Sub	PGE-Pike				10
72	BPA-McMinnville Sub	PGE-Scoggins				11
72	BPA-Oregon City Sub	PGE-Twilight				12
72	BPA-Oregon City Sub	PGE-Westcott				13
72	BPA-McMinnville Sub	PGE-Armstrong				14
72	BPA-St. Helens Tap	PGE-Scappoose				15
72	BPA-St. Helens Tap	PGE-Pihl				16
OA96137	BPA-St. Johns Tap	PGE-St. Helens/Scap.	13			17
			582	**161,635**	**161,635**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Portland General Electric Company	(1) X An Original (2) ___ A Resubmission		End of 2004/Q4

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. The total amounts in columns (i) and (j) must be reported as Transmission Received and Transmission Delivered for annual report purposes only on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
631,347			631,347	1
	14,373		14,373	2
1,262,694			1,262,694	3
	35,817		35,817	4
		250	250	5
9,273			9,273	6
13,290			13,290	7
6,660			6,660	8
23,224			23,224	9
3,279			3,279	10
23,804			23,804	11
175,480			175,480	12
111,665			111,665	13
44,038			44,038	14
23,827			23,827	15
9,216			9,216	16
77,019			77,019	17
4,714,507	**723,366**	**84,091**	**5,521,964**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i.e., wheeling, provided for other electric utilities, cooperatives, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers for the quarter.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column (d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows: FNO - Firm Network Service for Others, FNS - Firm Network Transmission Service for Self, LFP - "Long-Term Firm Point to Point Transmission Service, OLF - Other Long-Term Firm Transmission Service, SFP - Short-Term Firm Point to Point Transmission Reservation, NF - non-firm transmission service, OS - Other Transmission Service and AD - Out-of-Period Adjustments. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting periods. Provide an explanation in a footnote for each adjustment. See General Instruction for definitions of codes.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	Bonneville Power Administration	Bonneville Power Administration	Columbia River PUD	AD
2	BP Energy Company	Portland General Electric	Various Utilities	NF
3	Calpine Energy Services	Bonneville Power Administration	Various Utilities	NF
4	Cargill Power & Gas Markets	Bonneville Power Administration	Various Utilities	NF
5	Coral Power L.L.C.	Bonneville Power Administration	Various Utilities	NF
6	EPCOR Merchant and Capital US	Bonneville Power Administration	Portland General Electric	FNO
7	EPCOR Merchant and Capital US	Bonneville Power Administration	Portland General Electric	OS
8	Eugene Water & Electric Board	Bonneville Power Administration	Various Utilities	NF
9	Eugene Water & Electric Board	Bonneville Power Administration	Bonneville Power Administration	OLF
10	Morgan Stanley Capital Group	Bonneville Power Administration	Various Utilities	NF
11	PacifiCorp	PacifiCorp	Bonneville Power Administration	OS
12	PacifiCorp	Portland General Electric	PacifiCorp	OLF
13	PacifiCorp Power Marketing	Bonneville Power Administration	Various Utilities	NF
14	PacifiCorp West	Bonneville Power Administration	Various Utilities	NF
15	Powerex	Bonneville Power Administration	Various Utilities	LFP
16	Powerex	Bonneville Power Administration	Various Utilities	NF
17	Puget Sound Energy	Bonneville Power Administration	Various Utilities	NF
	TOTAL			

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.
6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.
7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.
8. Report in column (i) and (j) the total megawatthours received and delivered.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY		Line No.
				MegaWatt Hours Received (i)	MegaWatt Hours Delivered (j)	
OA96137	BPA-St. Johns Tap	PGE-St. Helens/Scap.				1
OA96137	PGE-Newberg Sub	Various Utilities		16,417	16,417	2
OA96137	BPA-John Day Sub	PGE-Malin Sub		13,069	13,069	3
OA96137	BPA-John Day Sub	PGE-Malin Sub		983	983	4
OA96137	BPA-John Day Sub	PGE-Malin Sub		132	132	5
OA96137	Various PGE Subs	Various PGE Subs	8			6
OA96137	Various PGE Subs	Various PGE Subs				7
OA96137	BPA-John Day Sub	PGE-Malin Sub		170	170	8
ER94-717	PGE-Oak Grove Swtchr	Various PGE Subs				9
OA96137	BPA-John Day Sub	PGE-Malin Sub		12,283	12,283	10
109	BPA-Bethel	PacifiCorp-Linneman				11
109	PGE-Grand Ronde	PGE-Grand Ronde				12
OA96137	BPA-John Day Sub	PGE-Malin Sub		25	25	13
OA96137	BPA-John Day Sub	PGE-Malin Sub		462	462	14
OA96137	BPA-John Day Sub	PGE-Malin Sub	165			15
OA96137	BPA-John Day Sub	PGE-Malin Sub		35,806	35,806	16
OA96137	BPA-John Day Sub	PGE-Malin Sub		45,175	45,175	17
			582	161,635	161,635	

Name of Respondent	This Report is:	Date of Report	Year of Report
Portland General Electric Company	(1) X An Original (2) ___ A Resubmission	(Mo, Da, Yr)	End of 2004/Q4

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.

10. The total amounts in columns (i) and (j) must be reported as Transmission Received and Transmission Delivered for annual report purposes only on Page 401, Lines 16 and 17, respectively.

11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
		-159	-159	1
	54,014		54,014	2
	15,363		15,363	3
	1,081		1,081	4
	127		127	5
52,937			52,937	6
	3,354		3,354	7
	103,237		103,237	8
		84,000	84,000	9
	14,749		14,749	10
	246,348		246,348	11
795			795	12
	32		32	13
	494		494	14
1,041,723			1,041,723	15
	61,510		61,510	16
	47,916		47,916	17
4,714,507	**723,366**	**84,091**	**5,521,964**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i.e., wheeling, provided for other electric utilities, cooperatives, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers for the quarter.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column (d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows: FNO - Firm Network Service for Others, FNS - Firm Network Transmission Service for Self, LFP - "Long-Term Firm Point to Point Transmission Service, OLF - Other Long-Term Firm Transmission Service, SFP - Short-Term Firm Point to Point Transmission Reservation, NF - non-firm transmission service, OS - Other Transmission Service and AD - Out-of-Period Adjustments. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting periods. Provide an explanation in a footnote for each adjustment. See General Instruction for definitions of codes.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	San Diego Gas and Electric	Bonneville Power Administration	Various Utilities	OLF
2	Seattle City Light	Bonneville Power Administration	Various Utilities	NF
3	Sempra Energy Solutions	Bonneville Power Administration	Portland General Electric	FNO
4	Sempra Energy Solutions	Bonneville Power Administration	Portland General Electric	OS
5	Sempra Energy Trading Co.	Bonneville Power Administration	Various Utilities	NF
6	Tacoma Power	Bonneville Power Administration	Various Utilities	NF
7	TransAlta Energy Marketing US	Bonneville Power Administration	Various Utilities	NF
8	Tractebel Energy Marketing	Bonneville Power Administration	Various Utilities	NF
9				
10				
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.
6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.
7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.
8. Report in column (i) and (j) the total megawatthours received and delivered.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY		Line No.
				MegaWatt Hours Received (i)	MegaWatt Hours Delivered (j)	
OA96137	BPA-John Day Sub	PGE-Malin Sub	14			1
OA96137	BPA-John Day Sub	PGE-Malin Sub		2,396	2,396	2
OA96137	Various PGE Subs	Various PGE Subs	82			3
OA96137	Various PGE Subs	Various PGE Subs				4
OA96137	BPA-John Day Sub	PGE-Malin Sub		8,183	8,183	5
OA96137	BPA-John Day Sub	PGE-Malin Sub		1,316	1,316	6
OA96137	BPA-John Day Sub	PGE-Malin Sub		5,139	5,139	7
OA96137	BPA-John Day Sub	PGE-Malin Sub		1,948	1,948	8
						9
						10
						11
						12
						13
						14
						15
						16
						17
			582	**161,635**	**161,635**	

Blank Page

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. The total amounts in columns (i) and (j) must be reported as Transmission Received and Transmission Delivered for annual report purposes only on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
575,000			575,000	1
	2,260		2,260	2
629,236			629,236	3
	106,004		106,004	4
	7,828		7,828	5
	1,324		1,324	6
	5,801		5,801	7
	1,734		1,734	8
				9
				10
				11
				12
				13
				14
				15
				16
				17
4,714,507	**723,366**	**84,091**	**5,521,964**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) X An Original (2) _ A Resubmission	/ /	2004/Q4

FOOTNOTE DATA

Schedule Page: 328 Line No.: 1 Column: d

Contract with Avista Corporation - WA Water Power expires 12/31/2007.

Schedule Page: 328 Line No.: 3 Column: d

Contract with Avista Energy expires 12/31/2021.

Schedule Page: 328 Line No.: 5 Column: d

True-up for 2003 services.

Schedule Page: 328 Line No.: 5 Column: m

True-up for 2003 services.

Schedule Page: 328 Line No.: 6 Column: d

Contract with Bonneville Power Administration expires 12/31/2009.

Schedule Page: 328 Line No.: 7 Column: d

Contract with Bonneville Power Administration expires 12/31/2009.

Schedule Page: 328 Line No.: 8 Column: d

Contract with Bonneville Power Administration expires 12/31/2009.

Schedule Page: 328 Line No.: 9 Column: d

Contract with Bonneville Power Administration expires 12/31/2009.

Schedule Page: 328 Line No.: 10 Column: d

Contract with Bonneville Power Administration expires 12/31/2009.

Schedule Page: 328 Line No.: 11 Column: d

Contract with Bonneville Power Administration expires 12/31/2009.

Schedule Page: 328 Line No.: 12 Column: d

Contract with Bonneville Power Administration expires 12/31/2009.

Schedule Page: 328 Line No.: 13 Column: d

Contract with Bonneville Power Administration expires 12/31/2009.

Schedule Page: 328 Line No.: 14 Column: d

Contract with Bonneville Power Administration expires 12/31/2009.

Schedule Page: 328 Line No.: 15 Column: d

Contract with Bonneville Power Administration expires 12/31/2009.

Schedule Page: 328 Line No.: 16 Column: d

Contract with Bonneville Power Administration expires 12/31/2009.

Schedule Page: 328 Line No.: 17 Column: d

Previously classified as Short-Term Firm Point to Point but reclassified as Network Firm Service for Others as more appropriate.

Schedule Page: 328 Line No.: 17 Column: h

Bonneville Power Administration utilized 14 megawatts per month for January-April, 13 megawatts per month for May-October and 12 megawatts per month for November-December. Billing is determined by their Network Load Ratio Share.

Schedule Page: 328.1 Line No.: 1 Column: d

True-up for 2003 services.

Schedule Page: 328.1 Line No.: 1 Column: m

True-up for 2003 services.

Schedule Page: 328.1 Line No.: 2 Column: l

In the first quarter of 2004, $19,981 was classified as Demand Charges for BP Energy but subsequently was reclassified as Energy Charges.

Schedule Page: 328.1 Line No.: 6 Column: d

Previously classified as Short-Term Firm Point to Point but reclassified as Network Firm Service for Others as more appropriate. Billing is determined by their Network Load Ratio Share.

Schedule Page: 328.1 Line No.: 7 Column: d

Represents Energy Service Supplier ancillary services.

FOOTNOTE DATA

Schedule Page: 328.1 Line No.: 9 Column: d

Contract with Eugene Water & Electric Board continues until terminated.

Schedule Page: 328.1 Line No.: 9 Column: m

Represents Control Area Service charge.

Schedule Page: 328.1 Line No.: 11 Column: d

Represents facility usage charge.

Schedule Page: 328.1 Line No.: 12 Column: d

Contract with PacifiCorp continues until terminated.

Schedule Page: 328.1 Line No.: 15 Column: d

Contract with Powerex expires 06/30/2005.

Schedule Page: 328.2 Line No.: 1 Column: d

Contract with San Diego Gas & Electric expires 12/31/2013.

Schedule Page: 328.2 Line No.: 1 Column: h

San Diego Gas & Electric utilized 9 megawatts per month for January-June and 14 megawatts per month for July-December and should continue at 14 megawatts in the future.

Schedule Page: 328.2 Line No.: 3 Column: d

Previously classified as Short-Term Firm Point to Point but reclassified as Network Firm Service for Others as more appropriate. Billing is determined by their Network Load Ratio Share.

Schedule Page: 328.2 Line No.: 4 Column: d

Represents Energy Service Supplier ancillary services.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TRANSMISSION OF ELECTRICITY BY OTHERS (Account 565)
(Including transactions referred to as "wheeling")

1. Report all transmission, i.e. wheeling or electricity provided by other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, and others for the quarter.
2. In column (a) report each company or public authority that provided transmission service. Provide the full name of the company, abbreviate if necessary, but do not truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation with the transmission service provider. Use additional columns as necessary to report all companies or public authorities that provided transmission service for the quarter reported.
3. In column (b) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows: FNS - Firm Network Transmission Service for Self, LFP - Long-Term Firm Point-to-Point Transmission Reservations. OLF - Other Long-Term Firm Transmission Service, SFP - Short-Term Firm Point-to- Point Transmission Reservations, NF - Non-Firm Transmission Service, and OS - Other Transmission Service. See General Instructions for definitions of statistical classifications.
4. Report in column (c) and (d) the total megawatt hours received and delivered by the provider of the transmission service.
5. Report in column (e), (f) and (g) expenses as shown on bills or vouchers rendered to the respondent. In column (e) report the demand charges and in column (f) energy charges related to the amount of energy transferred. On column (g) report the total of all other charges on bills or vouchers rendered to the respondent, including any out of period adjustments. Explain in a footnote all components of the amount shown in column (g). Report in column (h) the total charge shown on bills rendered to the respondent. If no monetary settlement was made, enter zero in column (h). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
6. Enter "TOTAL" in column (a) as the last line.
7. Footnote entries and provide explanations following all required data.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	TRANSFER OF ENERGY Magawatt-hours Received (c)	Magawatt-hours Delivered (d)	EXPENSES FOR TRANSMISSION OF ELECTRICITY BY OTHERS Demand Charges ($) (e)	Energy Charges ($) (f)	Other Charges ($) (g)	Total Cost of Transmission ($) (h)
1	Avista Corp	NF	9,682	9,682		47,245		47,245
2	Bonneville Power Admin	OLF			34,063,888			34,063,888
3	Bonneville Power Admin	LFP			14,738,388			14,738,388
4	Bonneville Power Admin	OS					5,726,974	5,726,974
5	Bonneville Power Admin	NF	25,827	25,827		139,126		139,126
6	BPA Amortization	FNS					196,416	196,416
7	BP Energy	OS					-287	-287
8	Chelan PUD	NF	2	2		100		100
9	Columbia River PUD	OS					2,291	2,291
10	Fale-Safe, Inc	OS					697,316	697,316
11	Idaho Power	NF	5,645	5,645		18,911		18,911
12	McMinnville Water & Lt	NF	833	833		2,999		2,999
13	Montana, State of	OS					1,143,084	1,143,084
14	NorthWestern Energy	NF	28,917	28,917		324,951		324,951
15	PacifiCorp	OS					129,690	129,690
16	Puget Sound Energy	OS					1,424	1,424
	TOTAL		71,072	71,072	48,802,276	533,705	7,896,908	57,232,889

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TRANSMISSION OF ELECTRICITY BY OTHERS (Account 565)
(Including transactions referred to as "wheeling")

1. Report all transmission, i.e. wheeling or electricity provided by other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, and others for the quarter.
2. In column (a) report each company or public authority that provided transmission service. Provide the full name of the company, abbreviate if necessary, but do not truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation with the transmission service provider. Use additional columns as necessary to report all companies or public authorities that provided transmission service for the quarter reported.
3. In column (b) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows: FNS - Firm Network Transmission Service for Self, LFP - Long-Term Firm Point-to-Point Transmission Reservations. OLF - Other Long-Term Firm Transmission Service, SFP - Short-Term Firm Point-to- Point Transmission Reservations, NF - Non-Firm Transmission Service, and OS - Other Transmission Service. See General Instructions for definitions of statistical classifications.
4. Report in column (c) and (d) the total megawatt hours received and delivered by the provider of the transmission service.
5. Report in column (e), (f) and (g) expenses as shown on bills or vouchers rendered to the respondent. In column (e) report the demand charges and in column (f) energy charges related to the amount of energy transferred. On column (g) report the total of all other charges on bills or vouchers rendered to the respondent, including any out of period adjustments. Explain in a footnote all components of the amount shown in column (g). Report in column (h) the total charge shown on bills rendered to the respondent. If no monetary settlement was made, enter zero in column (h). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
6. Enter "TOTAL" in column (a) as the last line.
7. Footnote entries and provide explanations following all required data.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	TRANSFER OF ENERGY		EXPENSES FOR TRANSMISSION OF ELECTRICITY BY OTHERS			
			Magawatt-hours Received (c)	Magawatt-hours Delivered (d)	Demand Charges ($) (e)	Energy Charges ($) (f)	Other Charges ($) (g)	Total Cost of Transmission ($) (h)
1	Sohomish PUD	NF	166	166		373		373
2								
3								
4								
5								
6								
7								
8								
9								
10								
11								
12								
13								
14								
15								
16								
	TOTAL		71,072	71,072	48,802,276	533,705	7,896,908	57,232,889

FOOTNOTE DATA

Schedule Page: 332 Line No.: 2 Column: b

The Bonneville Power Administration IR contract expires on 12/31/09.

Schedule Page: 332 Line No.: 3 Column: b

The Bonneville Power Administration PTP contract for John Day and Big Eddy expires on 10/01/05, the PTP contract for Rocky Reach expires on 05/31/05, the PTP contract for Vansycle expires on 11/30/06, PTP contract for Slatt expires 12/31/13.

Schedule Page: 332 Line No.: 4 Column: g

Represents Bonneville Power Administration Ancillary Transmission Services.

Schedule Page: 332 Line No.: 6 Column: g

Represents amortization of deferred transmission costs related to transmission line access for the Glendale sales agreement,amortized over 25 years through 2012.

Schedule Page: 332 Line No.: 7 Column: g

Represents BP Energy refund of over payment for Ancillary Transmission Services.

Schedule Page: 332 Line No.: 9 Column: g

Represents Columbia River PUD Ancillary Transmission Services.

Schedule Page: 332 Line No.: 10 Column: g

Represents net of payment for certain Fale-Safe obligations, net of interest income, in exchange for additional access to Intertie.

Schedule Page: 332 Line No.: 13 Column: g

Represents Beneficial Use Tax and Wholesale Energy Transaction Tax payments to the State of Montana for use of BPA's transmission lines.

Schedule Page: 332 Line No.: 15 Column: g

Represents PacifCorp's Linneman Transmission Services.

Schedule Page: 332 Line No.: 16 Column: g

Represents Puget Sound Energy Ancillary Transmission Services.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	496,850
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	125,059
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	325,811
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Involuntary Severance	300,558
7	Directors Pension	12,992
8	Directors Fees & Expenses	243,653
9	Misc Admin R&D Expenses	929
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	1,505,852

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in section A for the year the amounts for : (b) Depreciation Expense (Account 403; (c) Depreciation Expense for Asset Retirement Costs (Account 403.1; (d) Amortization of Limited-Term Electric Plant (Account 404); and (e) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Depreciation Expense for Asset Retirement Costs (Account 403.1) (c)	Amortization of Limited Term Electric Plant (Account 404) (d)	Amortization of Other Electric Plant (Acc 405) (e)	Total (f)
1	Intangible Plant			14,580,177		14,580,177
2	Steam Production Plant	19,925,770	13,719			19,939,489
3	Nuclear Production Plant					
4	Hydraulic Production Plant-Conventional	10,617,609	2,428			10,620,037
5	Hydraulic Production Plant-Pumped Storage					
6	Other Production Plant	12,109,971	2,946			12,112,917
7	Transmission Plant	7,976,866				7,976,866
8	Distribution Plant	90,335,595				90,335,595
9	General Plant	13,226,558				13,226,558
10	Common Plant-Electric					
11	TOTAL	154,192,369	19,093	14,580,177		168,791,639

B. Basis for Amortization Charges

Five-year amortization of computer software (other than Customer Information System).
Ten-year amortization of Customer Information System.
Twenty-five year straight line amortization of permits.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	Note: A complete						
13	reporting of all data						
14	will be submitted in						
15	the 2006 Form 1						
16	(fifth-year interval).						
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. *Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts* deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	BPA-Appeals of BPA Rate Case Various Ninth Cir		65,596	65,596	
2	Docket No. WP-02				
3					
4	FERC-CALIF Refund Case		123,012	123,012	
5	Docket No. EL00-98-00				
6					
7	FERC-California Refund Case		150,513	150,513	
8	Docket No. EL00-95-000				
9	FERC-California Refund Case		435,504	435,504	
10	Docket No. EL00-1451				
11	FERC-Investigation		37,144	37,144	
12	Docket No. EL02-114				
13	FERC-Anomalous Bidding Behav. Investig.		32,334	32,334	
14	Docket No. IN03-10				
15	FERC-KB Pipeline Open Access Operations		25,854	25,854	
16	Docket No. RP04-48				
17	OPUC-Least-Cost Planning Requirements		208,873	208,873	
18	Dockete No. LC33				
19	OPUC-Appeal of Income Tax Decision		39,212	39,212	
20	Docket No. UCB13				
21	OPUC-2004 RVM		30,285	30,285	
22	Docket No. UE-149				
23	OPUC-2005 Resource Valuation Mechanism		30,789	30,789	
24	Docket No. UE-161				
25	OPUC-App for Hydro Gneration Pwr Cost Adj Mec		289,298	289,298	
26	Docket No. UE-165				
27	OPUC-Trojan Rate Demand		535,299	535,299	
28	Docket No. UE-88				
29	OPUC-Deferral of Advertising Costs		30,759	30,759	
30	Docket No. UM-1040				
31	OPUC-Invest Into Reg Polic Affect New Resource		32,790	32,790	
32	Docket No. UM-1066				
33	OPUC-2003 Hydro Cost Deferral		43,355	43,355	
34	Docket No. UM-1071				
35	OPUC-RFP Process for Power Supply Resources		33,067	33,067	
36	Docket No. UM-1080				
37	OPUC-Verizon/Central Lincoln Rates Dispute		37,956	37,956	
38	Docket No UM-1087				
39	OPUC-Matter of OR Elect Utility Acquistion PGE		249,292	249,292	
40	Docket UM-1121				
41	OPUC-Investigation Into PURPA/QFs		56,771	56,771	
42	Docket UM-1129				
43	OPUC-Deferred Accounting Investigation 2004		35,742	35,742	
44	Docket UM-1147				
45					
46	TOTAL		2,749,736	2,749,736	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
	928	65,596					1
							2
							3
	928	123,012					4
							5
							6
	928	150,513					7
							8
	928	435,504					9
							10
	928	37,144					11
							12
	928	32,334					13
							14
	928	25,854					15
							16
	928	208,873					17
							18
	928	39,212					19
							20
	928	30,285					21
							22
	928	30,789					23
							24
	928	289,298					25
							26
	928	535,299					27
							28
	928	30,759					29
							30
	928	32,790					31
							32
	928	43,355					33
							34
	928	33,067					35
							36
	928	37,956					37
							38
	928	249,292					39
							40
	928	56,771					41
							42
	928	35,742					43
							44
							45
		2,749,736					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	BPA-Appeal of BPA Subscription Contract Rod		28,201	28,201	
2	Docket No's. 01-70003, 01-70005, 01-70010,				
3	01-70012, 01-70042				
4					
5	BPA matters less than $25,000		5,987	5,987	
6					
7	BPA matters less than $25,000		57,022	57,022	
8					
9	OPUC matters less than $25,000		135,081	135,081	
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL		2,749,736	2,749,736	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
	928	28,201					1
							2
							3
							4
	928	5,987					5
							6
	928	57,022					7
							8
	928	135,081					9
							10
							11
							12
							13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		2,749,736					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify recipient regardless of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to others (See definition of research, development, and demonstration in Uniform System of Accounts).
2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
- (1) Generation
  - a. hydroelectric
    - i. Recreation fish and wildlife
    - ii Other hydroelectric
  - b. Fossil-fuel steam
  - c. Internal combustion or gas turbine
  - d. Nuclear
  - e. Unconventional generation
  - f. Siting and heat rejection
- (3) Transmission
  - a. Overhead
  - b. Underground
- (4) Distribution
- (5) Environment (other than equipment)
- (6) Other (Classify and include items in excess of $5,000.)
- (7) Total Cost Incurred

B. Electric, R, D & D Performed Externally:
- (1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	A(1)	Electric R, D&D Performed Internally
2	A(1)(c)	Internal combustion or gas turbine
3	A(1)(e)	Unconventional generation
4		
5	A(6)	Electric R, D&D Performed Internally - Environmental Equipment
6		
7	B(1)	Electric R, D&D Performed Externally -
8		Research Support to to the Electrical Research Council or EPRI
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38	Total	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.
4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e)
5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.
6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."
7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR		Unamortized Accumulation (g)	Line No.
		Account (e)	Amount (f)		
					1
20,015		930.2	20,015		2
-86,000		930.2	-86,000		3
					4
10,933		930.2	10,933		5
					6
					7
	180,111	930.2	180,111		8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
-55,052	180,111		125,059		38

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) X An Original (2) _ A Resubmission	/ /	2004/Q4

FOOTNOTE DATA

Schedule Page: 352 Line No.: 3 Column: f

Settlement payment from Innovative Technology Group for R, D&D expenditures in 2001.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production	19,053,765		
4	Transmission	1,278,754		
5	Distribution	13,217,848		
6	Customer Accounts	23,699,328		
7	Customer Service and Informational	2,980,397		
8	Sales	761		
9	Administrative and General	28,478,089		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	88,708,942		
11	Maintenance			
12	Production	7,271,862		
13	Transmission	1,093,074		
14	Distribution	14,657,326		
15	Administrative and General	731,717		
16	TOTAL Maint. (Total of lines 12 thru 15)	23,753,979		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	26,325,627		
19	Transmission (Enter Total of lines 4 and 13)	2,371,828		
20	Distribution (Enter Total of lines 5 and 14)	27,875,174		
21	Customer Accounts (Transcribe from line 6)	23,699,328		
22	Customer Service and Informational (Transcribe from line 7)	2,980,397		
23	Sales (Transcribe from line 8)	761		
24	Administrative and General (Enter Total of lines 9 and 15)	29,209,806		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	112,462,921	12,625,361	125,088,282
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	112,462,921	12,625,361	125,088,282
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	42,443,164	4,891,912	47,335,076
66	Gas Plant			
67	Other (provide details in footnote):			
68	TOTAL Construction (Total of lines 65 thru 67)	42,443,164	4,891,912	47,335,076
69	Plant Removal (By Utility Departments)			
70	Electric Plant	1,574,453	44	1,574,497
71	Gas Plant			
72	Other (provide details in footnote):			
73	TOTAL Plant Removal (Total of lines 70 thru 72)	1,574,453	44	1,574,497
74	Other Accounts (Specify, provide details in footnote):			
75	Other Income and Deductions	5,646,754	670,563	6,317,317
76	Co-owner shares of generating facilities	7,840,776	364,180	8,204,956
77	Other	6,799,368	495,070	7,294,438
78	Payroll Allocated	19,047,130	-19,047,130	
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	39,334,028	-17,517,317	21,816,711
96	TOTAL SALARIES AND WAGES	195,814,566		195,814,566

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

PURCHASES AND SALES OF ANCILLARY SERVICES

Report the amounts for each type of ancillary service shown in column (a) for the year as specified in Order No. 888 and defined in the respondents Open Access Transmission Tariff.

In columns for usage, report usage-related billing determinant and the unit of measure.

(1) On line 1 columns (b), (c), (d), (e), (f) and (g) report the amount of ancillary services purchased and sold during the year.

(2) On line 2 columns (b) (c), (d), (e), (f), and (g) report the amount of reactive supply and voltage control services purchased and sold during the year.

(3) On line 3 columns (b) (c), (d), (e), (f), and (g) report the amount of regulation and frequency response services purchased and sold during the year.

(4) On line 4 columns (b), (c), (d), (e), (f), and (g) report the amount of energy imbalance services purchased and sold during the year.

(5) On lines 5 and 6, columns (b), (c), (d), (e), (f), and (g) report the amount of operating reserve spinning and supplement services purchased and sold during the period.

(6) On line 7 columns (b), (c), (d), (e), (f), and (g) report the total amount of all other types ancillary services purchased or sold during the year. Include in a footnote and specify the amount for each type of other ancillary service provided.

Line No.	Type of Ancillary Service (a)	Amount Purchased for the Year — Usage - Related Billing Determinant: Number of Units (b)	Unit of Measure (c)	Dollars (d)	Amount Sold for the Year — Usage - Related Billing Determinant: Number of Units (e)	Unit of Measure (f)	Dollars (g)
1	Scheduling, System Control and Dispatch	13,950	MW	2,377,765		Various	88,117
2	Reactive Supply and Voltage	13,950	MW	1,521,298		Various	51,761
3	Regulation and Frequency Response					Various	119,745
4	Energy Imbalance	13,253	MWH	511,016	30,073	MWH	1,304,047
5	Operating Reserve - Spinning	111,200	MWH	1,059,388		Various	11,666
6	Operating Reserve - Supplement	111,200	MWH	1,059,388		Various	11,666
7	Other						
8	Total (Lines 1 thru 7)	263,553		6,528,855	30,073		1,587,002

Schedule Page: 398 Line No.: 1 Column: e

Scheduling, System Control and Dispatch

No of Units	Unit of Measure		Dollars
473	MW-Day	$	194
161,580	MW-Hour		2,747
5,918	MW-Month		73,916
1,226,002	Sum Of Peak Demand (KW)		11,260
		$	88,117

Schedule Page: 398 Line No.: 2 Column: e

Reactive Supply and Voltage

No of Units	Unit of Measure		Dollars
58	MW-Day Off Peak Short-Term	$	75
415	MW-Day On Peak Short-Term		623
4,640	MW-Hour Off Peak		244
11,476	MW-Hour On Peak		1,060
338	MW-Month Long-Term		12,979
1,226,002	Sum Of Peak Demand (KW)		36,780
		$	51,761

Schedule Page: 398 Line No.: 3 Column: e

Regulation and Frequency Response

No of Units	Unit of Measure		Dollars
58	MW-Day Off Peak Short-Term	$	167
415	MW-Day On Peak Short-Term		1,387
4,640	MW-Hour Off Peak		553
11,476	MW-Hour On Peak		2,400
338	MW-Month Long Term		29,418
1,226,002	Sum Of Peak Demand (KW)		85,820
		$	119,745

Schedule Page: 398 Line No.: 4 Column: d

The Energy Imbalance Cost (EIC) is equal to the market price of energy for each hour based on the published Dow Jones Electricity Price Index Mid-Columbia daily non-firm on-peak or off-peak price.

Schedule Page: 398 Line No.: 4 Column: g

The Energy Imbalance Cost (EIC) is equal to the market price of energy for each hour based on the published Dow Jones Electricity Price Index Mid-Columbia daily non-firm on-peak or off-peak price.

Schedule Page: 398 Line No.: 5 Column: e

Operating Reserve-Spinning

No of Units	Unit of Measure		Dollars
58	MW-Day Off Peak Short-Term	$	449
363	MW-Day On Peak Short-Term		3,265
4,640	MW-Hour Off Peak		1,489
11,476	MW-Hour On Peak		6,463
		$	11,666

Blank Page

Schedule Page: 398 Line No.: 6 Column: e

Operating Reserve-Supplement

No of Units	Unit of Measure		Dollars
58	MW-Day Off Peak Short-Term	$	449
363	MW-Day On Peak Short-Term		3,265
4,640	MW-Hour Off Peak		1,489
11,476	MW-Hour On Peak		6,463
		$	11,666

Schedule Page: 398 Line No.: 8 Column: b

Total is meaningless because it represents a summation of amounts of dissimilar units of measure.

Schedule Page: 398 Line No.: 8 Column: e

Total is meaningless because it is not representative of the total amount of Ancillary Services sold, which are recorded in dissimilar units of measure.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

MONTHLY TRANSMISSION SYSTEM PEAK LOAD

(1) Report the monthly peak load on the respondent's transmission system. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
(2) Report on Column (b) by month the transmission system's peak load.
(3) Report on Columns (c) and (d) the specified information for each monthly transmission - system peak load reported on Column (b).
(4) Report on Columns (e) through (j) by month the system' monthly maximum megawatt load by statistical classifications. See General Instruction for the definition of each statistical classification.

NAME OF SYSTEM:

Line No.	Month (a)	Monthly Peak MW - Total (b)	Day of Monthly Peak (c)	Hour of Monthly Peak (d)	Firm Network Service for Self (e)	Firm Network Service for Others (f)	Long-Term Firm Point-to-point Reservations (g)	Other Long-Term Firm Service (k)	Short-Term Firm Point-to-point Reservation (i)	Other Service (j)
1	January	4,557	5	1900	3,912	16	2,572	84	90	88
2	February	4,068	9	1100	2,835	12	2,572	84	90	
3	March	3,891	4	800	2,682	110	2,572	84		
4	Total for Quarter	12,516			9,429	138	7,716	252	180	88
5	April	3,640	1	800	2,609	91	2,572	84		
6	May	3,596	27	1400	2,334	105	2,572	84		20
7	June	4,117	21	1400	2,877	99	2,572	84		11
8	Total for Quarter	11,353			7,820	295	7,716	252		31
9	July	4,180	12	1800	3,072	119	2,572	89		46
10	August	4,617	11	1700	3,315	119	2,572	89		49
11	September	3,745	7	1800	2,516	111	2,572	89		38
12	Total for Quarter	12,542			8,903	349	7,716	267		133
13	October	3,910	25	1900	2,767	90	2,572	89		17
14	November	4,353	29	1800	3,289	107	2,572	89		3
15	December	4,449	21	2000	3,132	90	2,572	88		101
16	Total for Quarter	12,712			9,188	287	7,716	266		121
17	Total for Year to	49,123			35,340	1,069	30,864	1,037	180	373

Schedule Page: 400 Line No.: 1 Column: g

Long Term Firm Point-to-Point Reservation (for the months January - December 2004):

Reservation #	Customer	Capacity	Earliest Termination Date
351999	Avista Energy	200	12/31/2021
432190	Portland General Electric Company	200	12/31/2022
610063	Portland General Electric Company	1,000	03/01/2005
610064	Portland General Electric Company	600	03/01/2005
687225	Powerex	165	06/01/2004
984794	Avista Corporation	100	12/31/2007
Grandfathered	Portland General Electric Company	307	07/01/2022

Schedule Page: 400 Line No.: 4 Column: h

Other Long-Term Service:

Reservation #	Customer	Capacity	Earliest Termination Date
Grandfathered	Sempra (San Diego Gas & Electric)	84	12/31/2013

Schedule Page: 400 Line No.: 4 Column: j

Represents the total amount of non-firm reservations (daily and/or hourly) at the date and time of transmission system peak for each month.

Schedule Page: 400 Line No.: 8 Column: h

Other Long-Term Service:

Reservation #	Customer	Capacity	Earliest Termination Date
Grandfathered	Sempra (San Diego Gas & Electric)	84	12/31/2013

Schedule Page: 400 Line No.: 8 Column: j

Represents the total amount of non-firm reservations (daily and/or hourly) at the date and time of transmission system peak for each month.

Schedule Page: 400 Line No.: 12 Column: h

Other Long-Term Service:

Reservation #	Customer	Capacity	Earliest Termination Date
Grandfathered	Sempra (San Diego Gas & Electric)	84	12/31/2013

Blank Page

Schedule Page: 400 Line No.: 12 Column: j

Represents the total amount of non-firm reservations (daily and/or hourly) at the date and time of transmission system peak for each month.

Schedule Page: 400 Line No.: 16 Column: h

Other Long-Term Service:

Reservation #	Customer	Capacity	Earliest Termination Date
Grandfathered	Sempra (San Diego Gas & Electric)	89 & 88	12/31/2013

Schedule Page: 400 Line No.: 16 Column: j

Represents the total amount of non-firm reservations (daily and/or hourly) at the date and time of transmission system peak for each month.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)	Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY		21	DISPOSITION OF ENERGY	
2	Generation (Excluding Station Use):		22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	17,764,138
3	Steam	4,449,371			
4	Nuclear		23	Requirements Sales for Resale (See instruction 4, page 311.)	3,629
5	Hydro-Conventional	1,728,452			
6	Hydro-Pumped Storage		24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	9,337,254
7	Other	1,936,476			
8	Less Energy for Pumping		25	Energy Furnished Without Charge	
9	Net Generation (Enter Total of lines 3 through 8)	8,114,299	26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	27,136
10	Purchases	20,158,386	27	Total Energy Losses	1,144,532
11	Power Exchanges:		28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	28,276,689
12	Received	554,337			
13	Delivered	550,333			
14	Net Exchanges (Line 12 minus line 13)	4,004			
15	Transmission For Other (Wheeling)				
16	Received	161,635			
17	Delivered	161,635			
18	Net Transmission for Other (Line 16 minus line 17)				
19	Transmission By Others Losses				
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	28,276,689			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

MONTHLY PEAKS AND OUTPUT

(1) Report the monthly peak load and energy output. If the respondent has two or more power which are not physically integrated, furnish the required information for each non- integrated system.
(2) Report on line 2 by month the system's output in Megawatt hours for each month.
(3) Report on line 3 by month the non-requirements sales for resale. Include in the monthly amounts any energy losses associated with the sales.
(4) Report on line 4 by month the system's monthly maximum megawatt load (60 minute integration) associated with the system.
(5) Report on lines 5 and 6 the specified information for each monthly peak load reported on line 4.

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	2,619,585	761,028	3,942	5	1900
30	February	2,238,445	665,218	3,105	10	0800
31	March	2,449,242	920,754	2,917	3	1900
32	April	2,152,208	725,766	2,653	1	0800
33	May	2,058,458	633,202	2,521	25	1600
34	June	2,419,689	953,973	3,094	21	1800
35	July	2,724,762	1,102,034	3,401	23	1600
36	August	2,378,684	746,124	3,448	9	1800
37	September	2,352,309	940,577	2,634	28	2000
38	October	2,139,681	625,150	2,811	25	1900
39	November	2,245,099	609,114	3,329	29	1900
40	December	2,498,527	694,871	3,234	21	1800
41	TOTAL	28,276,689	9,377,811			

Blank Page

Schedule Page: 401 Line No.: 29 Column: c

Energy losses associated with Sales for Resale have been estimated. This note applies to column (c), lines 29 through 40.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 38) and average cost per unit of fuel burned (Line 41) must be consistent with charges to expense accounts 501 and 547 (Line 42) as show on Line 20. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: Boardman (b)			Plant Name: Boardman (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Steam			Steam		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional			Conventional		
3	Year Originally Constructed	1980			1980		
4	Year Last Unit was Installed	1980			1980		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	600.96			390.62		
6	Net Peak Demand on Plant - MW (60 minutes)	609			0		
7	Plant Hours Connected to Load	6449			0		
8	Net Continuous Plant Capability (Megawatts)	0			0		
9	When Not Limited by Condenser Water	585			0		
10	When Limited by Condenser Water	585			0		
11	Average Number of Employees	105			0		
12	Net Generation, Exclusive of Plant Use - KWh	3540098000			2305031000		
13	Cost of Plant: Land and Land Rights	1240068			798844		
14	Structures and Improvements	149500146			98069397		
15	Equipment Costs	452506392			289787875		
16	Asset Retirement Costs	838641			622117		
17	Total Cost	604085247			389278233		
18	Cost per KW of Installed Capacity (line 17/5) Including	1005.2004			996.5650		
19	Production Expenses: Oper, Supv, & Engr	6764874			4457560		
20	Fuel	44256851			29909037		
21	Coolants and Water (Nuclear Plants Only)	0			0		
22	Steam Expenses	0			0		
23	Steam From Other Sources	0			0		
24	Steam Transferred (Cr)	0			0		
25	Electric Expenses	0			0		
26	Misc Steam (or Nuclear) Power Expenses	1192631			789729		
27	Rents	3618051			2688319		
28	Allowances	-7770			0		
29	Maintenance Supervision and Engineering	23500625			15116268		
30	Maintenance of Structures	0			0		
31	Maintenance of Boiler (or reactor) Plant	0			0		
32	Maintenance of Electric Plant	0			0		
33	Maintenance of Misc Steam (or Nuclear) Plant	194192			119863		
34	Total Production Expenses	79519454			53080776		
35	Expenses per Net KWh	0.0225			0.0230		
36	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Coal	Oil	Composite			
37	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	Tons	Barrels				
38	Quantity (Units) of Fuel Burned	2119299	11960	0	0	0	0
39	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	8517	138800	0	0	0	0
40	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	19.283	55.506	0.000	0.000	0.000	0.000
41	Average Cost of Fuel per Unit Burned	19.592	46.055	0.000	0.000	0.000	0.000
42	Average Cost of Fuel Burned per Million BTU	1.150	7.900	1.163	0.000	0.000	0.000
43	Average Cost of Fuel Burned per KWh Net Gen	0.012	0.000	0.012	0.000	0.000	0.000
44	Average BTU per KWh Net Generation	10197.500	19.700	10217.200	0.000	0.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 25 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 32, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *Beaver* (d)	Plant Name: (e)	Plant Name: *Coyote Springs* (f)	Line No.
Gas & Steam Turbine		Gas & Steam Turbine	1
Outdoor		Outdoor	2
1974		1995	3
2001		1995	4
610.70	0.00	266.40	5
512	0	264	6
1242	0	7043	7
0	0	0	8
545	0	245	9
0	0	0	10
67	0	22	11
351820000	0	1584656000	12
48946	0	0	13
29562819	0	10512806	14
168918903	0	142593695	15
90981	0	112544	16
198621649	0	153219045	17
325.2360	0.0000	575.1466	18
1443958	0	1248650	19
26752393	0	65545286	20
0	0	0	21
0	0	0	22
0	0	0	23
0	0	0	24
0	0	0	25
2495694	0	561302	26
131222	0	52787	27
0	0	0	28
0	0	0	29
0	0	0	30
0	0	0	31
3236113	0	965796	32
49523	0	2321	33
34108903	0	68376142	34
0.0969	0.0000	0.0431	35

(d) Gas	(d) Oil	(d) Composite	(e)	(e)	(e)	(f) Gas	(f) Oil	(f) Composite	Line No.
Gas	Oil	Composite				Gas	Oil	Composite	36
Mcf's	Barrels					Mcf's	Barrels		37
3026856	14236	0	0	0	0	11687121	302	0	38
1011000	138600	0	0	0	0	1011000	138600	0	39
5.886	0.000	0.000	0.000	0.000	0.000	5.640	0.000	0.000	40
5.886	38.410	0.000	0.000	0.000	0.000	5.640	31.010	0.000	41
5.821	6.607	0.000	0.000	0.000	0.000	5.578	5.334	0.000	42
0.051	0.002	0.052	0.000	0.000	0.000	0.042	0.000	0.042	43
8699.100	235.500	8934.700	0.000	0.000	0.000	7457.200	1.100	7458.300	44

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 38) and average cost per unit of fuel burned (Line 41) must be consistent with charges to expense accounts 501 and 547 (Line 42) as show on Line 20. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: (b)			Plant Name: Colstrip (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear				Steam		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)						
3	Year Originally Constructed						
4	Year Last Unit was Installed						
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	0.00			311.20		
6	Net Peak Demand on Plant - MW (60 minutes)	0			0		
7	Plant Hours Connected to Load	0			0		
8	Net Continuous Plant Capability (Megawatts)	0			0		
9	When Not Limited by Condenser Water	0			0		
10	When Limited by Condenser Water	0			0		
11	Average Number of Employees	0			0		
12	Net Generation, Exclusive of Plant Use - KWh	0			2144340000		
13	Cost of Plant: Land and Land Rights	0			3196417		
14	Structures and Improvements	0			114450293		
15	Equipment Costs	0			286903471		
16	Asset Retirement Costs	0			128482		
17	Total Cost	0			404678663		
18	Cost per KW of Installed Capacity (line 17/5) Including	0.0000			1300.3813		
19	Production Expenses: Oper, Supv, & Engr	0			3802233		
20	Fuel	0			14894723		
21	Coolants and Water (Nuclear Plants Only)	0			0		
22	Steam Expenses	0			0		
23	Steam From Other Sources	0			0		
24	Steam Transferred (Cr)	0			0		
25	Electric Expenses	0			0		
26	Misc Steam (or Nuclear) Power Expenses	0			58127		
27	Rents	0			0		
28	Allowances	0			0		
29	Maintenance Supervision and Engineering	0			6850585		
30	Maintenance of Structures	0			0		
31	Maintenance of Boiler (or reactor) Plant	0			0		
32	Maintenance of Electric Plant	0			0		
33	Maintenance of Misc Steam (or Nuclear) Plant	0			0		
34	Total Production Expenses	0			25605668		
35	Expenses per Net KWh	0.0000			0.0119		
36	Fuel: Kind (Coal, Gas, Oil, or Nuclear)						
37	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)						
38	Quantity (Units) of Fuel Burned	0	0	0	0	0	0
39	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	0	0	0	0	0	0
40	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	0.000	0.000	0.000	0.000	0.000
41	Average Cost of Fuel per Unit Burned	0.000	0.000	0.000	0.000	0.000	0.000
42	Average Cost of Fuel Burned per Million BTU	0.000	0.000	0.000	0.000	0.000	0.000
43	Average Cost of Fuel Burned per KWh Net Gen	0.000	0.000	0.000	0.000	0.000	0.000
44	Average BTU per KWh Net Generation	0.000	0.000	0.000	0.000	0.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 25 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 32, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: (d)	Plant Name: (e)	Plant Name: (f)	Line No.
			1
			2
			3
			4
0.00	0.00	0.00	5
0	0	0	6
0	0	0	7
0	0	0	8
0	0	0	9
0	0	0	10
0	0	0	11
0	0	0	12
0	0	0	13
0	0	0	14
0	0	0	15
0	0	0	16
0	0	0	17
0.0000	0.0000	0.0000	18
0	0	0	19
0	0	0	20
0	0	0	21
0	0	0	22
0	0	0	23
0	0	0	24
0	0	0	25
0	0	0	26
0	0	0	27
0	0	0	28
0	0	0	29
0	0	0	30
0	0	0	31
0	0	0	32
0	0	0	33
0	0	0	34
0.0000	0.0000	0.0000	35

(d)			(e)			(f)			Line No.
									36
									37
0	0	0	0	0	0	0	0	0	38
0	0	0	0	0	0	0	0	0	39
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	40
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	41
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	42
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	43
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	44

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Portland General Electric Company	(1) X An Original (2) ___ A Resubmission		End of 2004/Q4

Blank Page

Schedule Page: 402 Line No.: -1 Column: b

Respondent is the principal owner (65 percent interest) and operator of the Boardman Plant. The other owners include Idaho Power Company (10 percent interest), Power Resources Cooperative (10 percent interest) and General Electric Credit Corporation (15 percent interest). Reported here are 100 percent costs and plant statistics, including shared and non-shared costs.

Schedule Page: 402 Line No.: -1 Column: c

Jointly owned. Installed capacity on line 5 represents 65 percent share. Details are reported on Page 402, col. (b)

Schedule Page: 402 Line No.: 16 Column: b

Asset Retirement Costs was booked based on ownership percentages of 65% for PGE, 10% for Idaho Power Company, and 10% for Power Resources Cooperative. General Electric Credit Corporation's share was expensed pursuant to FERC Order No. 631.

Schedule Page: 402.1 Line No.: -1 Column: c

Jointly owned. PP&L Montana, LLC is the joint owner/operator of the plant. Reported herein is respondents's 20 percent share of installed capacity, cost of plant, net generation and production expenses.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

HYDROELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Large plants are hydro plants of 10,000 Kw or more of installed capacity (name plate ratings)
2. If any plant is leased, operated under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, indicate such facts in a footnote. If licensed project, give project number.
3. If net peak demand for 60 minutes is not available, give that which is available specifying period.
4. If a group of employees attends more than one generating plant, report on line 11 the approximate average number of employees assignable to each plant.

Line No.	Item (a)	FERC Licensed Project No. 477 Plant Name: Bull Run (b)	FERC Licensed Project No. 2195 Plant Name: Faraday (c)
1	Kind of Plant (Run-of-River or Storage)	Run-of-River	Run-of-River;Storage
2	Plant Construction type (Conventional or Outdoor)	Conventional	Conventional;Semi-ou
3	Year Originally Constructed	1912	1907
4	Year Last Unit was Installed	1922	1958
5	Total installed cap (Gen name plate Rating in MW)	21.00	36.80
6	Net Peak Demand on Plant-Megawatts (60 minutes)	23	46
7	Plant Hours Connect to Load	8,718	8,777
8	Net Plant Capability (in megawatts)		
9	(a) Under Most Favorable Oper Conditions	22	46
10	(b) Under the Most Adverse Oper Conditions	21	39
11	Average Number of Employees	8	44
12	Net Generation, Exclusive of Plant Use - Kwh	117,729,000	154,392,000
13	Cost of Plant		
14	Land and Land Rights	24,902	33,435
15	Structures and Improvements	2,991,989	2,995,269
16	Reservoirs, Dams, and Waterways	14,728,875	17,972,153
17	Equipment Costs	5,297,280	8,108,977
18	Roads, Railroads, and Bridges	211,799	1,531,936
19	Asset Retirement Costs	229,124	0
20	TOTAL cost (Total of 14 thru 19)	23,483,969	30,641,770
21	Cost per KW of Installed Capacity (line 20 / 5)	1,118.2842	832.6568
22	Production Expenses		
23	Operation Supervision and Engineering	302,171	522,986
24	Water for Power	284,289	21,582
25	Hydraulic Expenses	83,600	42,498
26	Electric Expenses	0	0
27	Misc Hydraulic Power Generation Expenses	0	439
28	Rents	3,553	0
29	Maintenance Supervision and Engineering	430,288	718,524
30	Maintenance of Structures	0	0
31	Maintenance of Reservoirs, Dams, and Waterways	0	0
32	Maintenance of Electric Plant	0	0
33	Maintenance of Misc Hydraulic Plant	59,665	206,894
34	Total Production Expenses (total 23 thru 33)	1,163,566	1,512,923
35	Expenses per net KWh	0.0099	0.0098

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

HYDROELECTRIC GENERATING PLANT STATISTICS (Large Plants) (Continued)

5. The items under Cost of Plant represent accounts or combinations of accounts prescribed by the Uniform System of Accounts. Production Expenses do not include Purchased Power, System control and Load Dispatching, and Other Expenses classified as "Other Power Supply Expenses."
6. Report as a separate plant any plant equipped with combinations of steam, hydro, internal combustion engine, or gas turbine equipment.

FERC Licensed Project No. 2195 Plant Name: North Fork (d)	FERC Licensed Project No. 2195 Plant Name: River Mill (e)	FERC Licensed Project No. 135 Plant Name: Oak Grove (f)	Line No.
Run-of-River;Stor	Run-of-River;Stor	Run-of-River;Stor	1
Semi-Outdoor	Conventional	Conventional	2
1958	1911	1924	3
1958	1952	1931	4
40.80	18.90	51.00	5
56	27	54	6
8,753	8,777	8,758	7
			8
58	25	44	9
43	20	49	10
0	0	8	11
169,968,000	99,492,000	197,857,000	12
			13
377,100	86,408	9,457	14
2,924,362	1,645,564	4,332,954	15
19,106,480	16,660,443	18,651,566	16
7,601,191	5,284,728	8,098,615	17
829,814	125,976	2,019,193	18
0	0	0	19
30,838,947	23,803,119	33,111,785	20
755.8565	1,259.4243	649.2507	21
			22
290,447	236,550	437,312	23
24,108	14,127	14,080	24
115,333	50,855	46,541	25
0	0	0	26
0	0	0	27
7,613	0	112,661	28
60,476	91,495	465,061	29
0	0	0	30
0	0	0	31
0	0	0	32
184,231	29,866	66,613	33
682,208	422,893	1,142,268	34
0.0040	0.0043	0.0058	35

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

HYDROELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Large plants are hydro plants of 10,000 Kw or more of installed capacity (name plate ratings)
2. If any plant is leased, operated under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, indicate such facts in a footnote. If licensed project, give project number.
3. If net peak demand for 60 minutes is not available, give that which is available specifying period.
4. If a group of employees attends more than one generating plant, report on line 11 the approximate average number of employees assignable to each plant.

Line No.	Item (a)	FERC Licensed Project No. 2030 Plant Name: Pelton (b)	FERC Licensed Project No. 2030 Plant Name: Pelton (c)
1	Kind of Plant (Run-of-River or Storage)	Run-of-River;Storage	Run-of-River;Storage
2	Plant Construction type (Conventional or Outdoor)	Semi-Outdoor	Semi-Outdoor
3	Year Originally Constructed	1957	1957
4	Year Last Unit was Installed	1958	1958
5	Total installed cap (Gen name plate Rating in MW)	109.80	73.00
6	Net Peak Demand on Plant-Megawatts (60 minutes)	105	0
7	Plant Hours Connect to Load	6,434	0
8	Net Plant Capability (in megawatts)		
9	(a) Under Most Favorable Oper Conditions	110	0
10	(b) Under the Most Adverse Oper Conditions	108	0
11	Average Number of Employees	8	0
12	Net Generation, Exclusive of Plant Use - Kwh	409,331,000	272,887,000
13	Cost of Plant		
14	Land and Land Rights	2,448,139	2,448,139
15	Structures and Improvements	6,357,495	4,571,689
16	Reservoirs, Dams, and Waterways	10,287,303	8,630,059
17	Equipment Costs	6,559,973	5,440,232
18	Roads, Railroads, and Bridges	1,685,951	1,223,432
19	Asset Retirement Costs	0	0
20	TOTAL cost (Total of 14 thru 19)	27,338,861	22,313,551
21	Cost per KW of Installed Capacity (line 20 / 5)	248.9878	305.6651
22	Production Expenses		
23	Operation Supervision and Engineering	369,569	290,243
24	Water for Power	67,943	33,653
25	Hydraulic Expenses	157,194	86,723
26	Electric Expenses	0	0
27	Misc Hydraulic Power Generation Expenses	73,767	0
28	Rents	-41,287	-43,199
29	Maintenance Supervision and Engineering	586,941	349,162
30	Maintenance of Structures	0	0
31	Maintenance of Reservoirs, Dams, and Waterways	0	0
32	Maintenance of Electric Plant	0	0
33	Maintenance of Misc Hydraulic Plant	155,018	100,000
34	Total Production Expenses (total 23 thru 33)	1,369,145	816,582
35	Expenses per net KWh	0.0033	0.0030

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

HYDROELECTRIC GENERATING PLANT STATISTICS (Large Plants) (Continued)

5. The items under Cost of Plant represent accounts or combinations of accounts prescribed by the Uniform System of Accounts. Production Expenses do not include Purchased Power, System control and Load Dispatching, and Other Expenses classified as "Other Power Supply Expenses."
6. Report as a separate plant any plant equipped with combinations of steam, hydro, internal combustion engine, or gas turbine equipment.

FERC Licensed Project No. 2030 Plant Name: Round Butte (d)	FERC Licensed Project No. 2030 Plant Name: Round Butte (e)	FERC Licensed Project No. 2233 Plant Name: Sullivan (f)	Line No.
Storage	Storage	Run-of-River	1
Semi-Outdoor	Semi-Outdoor	Conventional	2
1964	1964	1895	3
1964	1964	1953	4
247.00	165.00	15.40	5
300	0	17	6
6,470	0	5,367	7
			8
338	0	16	9
210	0	9	10
26	0	1	11
960,067,000	640,045,000	76,082,000	12
			13
2,837,790	2,232,599	576,261	14
6,476,643	4,756,120	4,858,871	15
31,761,543	26,017,922	6,682,337	16
16,825,809	12,966,413	5,325,099	17
827,337	634,392	0	18
0	0	0	19
58,729,122	46,607,446	17,442,568	20
237.7697	282.4694	1,132.6343	21
			22
350,970	286,066	235,917	23
124,014	95,959	16,872	24
237,307	179,649	4,278	25
0	0	0	26
62,723	2,368	0	27
51,991	50,427	0	28
841,480	575,524	276,501	29
0	0	0	30
0	0	0	31
0	0	0	32
87,565	113,960	2,971	33
1,756,050	1,303,953	536,539	34
0.0018	0.0020	0.0071	35

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) X An Original (2) _ A Resubmission	/ /	2004/Q4

FOOTNOTE DATA

Schedule Page: 406 Line No.: 19 Column: b

See Note 11, Asset Retirement Obligations, in the Notes to Financial Statements for further information.

Schedule Page: 406.1 Line No.: -2 Column: b

Respondent is the principal owner (66.67 percent interest) and operator of the Pelton Plant. The other owner is The Confederated Tribes of The Warm Springs Reservation of Oregon. Reported here are 100 percent costs and plant statistics, including shared and non-shared costs.

Schedule Page: 406.1 Line No.: -2 Column: c

Jointly owned. Installed capacity on line 5 represents 66.67 percent share. Details reported on Page 406.1, column (b).

Schedule Page: 406.1 Line No.: -2 Column: d

Respondent is the principal owner (66.67 percent interest) and operator of the Round Butte Plant. The other owner is The Confederated Tribes of The Warm Springs Reservation of Oregon. Reported here are 100 percent costs and plant statistics, including shared and non-shared costs.

Schedule Page: 406.1 Line No.: -2 Column: e

Jointly owned. Installed capacity on line 5 represents 66.67 percent share. Details reported on Page 407.1, column (d).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

GENERATING PLANT STATISTICS (Small Plants)

1. Small generating plants are steam plants of, less than 25,000 Kw; internal combustion and gas turbine-plants, conventional hydro plants and pumped storage plants of less than 10,000 Kw installed capacity (name plate rating). 2. Designate any plant leased from others, operated under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, and give a concise statement of the facts in a footnote. If licensed project, give project number in footnote.

Line No.	Name of Plant (a)	Year Orig. Const. (b)	Installed Capacity Name Plate Rating (In MW) (c)	Net Peak Demand MW (60 min.) (d)	Net Generation Excluding Plant Use (e)	Cost of Plant (f)
1	Maclaren	1999	0.50	0.4	6	103,262
2	Oregon Military Dept/A.F.R.C	2001	1.60	1.6	27	164,090
3	Tek Systems (Fortix)	2002	1.20	1.1	14	204,446
4	US Bank Corp Columbia Center	2001	6.40	5.8	70	432,351
5	Providence Business Center	2004	2.15	1.8	20	385,870
6	Portland State University	2004	2.50	2.8		260,473
7						
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46						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

GENERATING PLANT STATISTICS (Small Plants) (Continued)

3. List plants appropriately under subheadings for steam, hydro, nuclear, internal combustion and gas turbine plants. For nuclear, see instruction 11, Page 403. 4. If net peak demand for 60 minutes is not available, give the which is available, specifying period. 5. If any plant is equipped with combinations of steam, hydro internal combustion or gas turbine equipment, report each as a separate plant. However, if the exhaust heat from the gas turbine is utilized in a steam turbine regenerative feed water cycle, or for preheated combustion air in a boiler, report as one plant.

Plant Cost (Incl Asset Retire. Costs) Per MW (g)	Operation Exc'l. Fuel (h)	Production Expenses Fuel (i)	Production Expenses Maintenance (j)	Kind of Fuel (k)	Fuel Costs (in cents (per Million Btu) (l)	Line No.
206,524	13,043	804	7,799	diesel-low s	825	1
102,556	23,711	4,790	10,423	diesel-low s	754	2
170,372	7,119	2,005	7,038	diesel-low s	739	3
67,555	159,939	9,435	27,893	diesel-low s	721	4
179,474	18,217	3,339	2,338	diesel-low s	1,039	5
				diesel-low s		6
						7
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Blank Page

Schedule Page: 410 Line No.: 6 Column: e

No generation for 2004.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	Circuits (h)
1	NONPROJECT LINES:							
2								
3	GRIZZLY	ROUND BUTTE	500.00	500.00	ST. TOWER	15.60		1
4	GRIZZLY	MALIN	500.00	500.00	ST. TOWER	178.00		1
5	MISCELLANEOUS	MISCELLANEOUS			-			
6	BOARDMAN	BPA SLATT	500.00	500.00	ST. TOWER	17.80		1
7								
8	COLSTRIP PROJECT							
9								
10	COLSTRIP SWYD.	BROADVIEW 'A'	500.00	500.00	ST. TOWER		112.30	1
11	COLSTRIP SWYD.	BROADVIEW 'B'	500.00	500.00	ST. TOWER		115.80	1
12	BROADVIEW SWYD.	TOWNSEND 'A'	500.00	500.00	ST. TOWER		133.40	1
13	BROADVIEW SWYD.	TOWNSEND 'B'	500.00	500.00	ST. TOWER		133.40	1
14	COLSTRIP PLANT	SWITCHYARD	500.00	500.00	ST. TOWER		0.40	1
15	Cost of Colstrip	Project Lines						
16	500KV Line Expenses							
17								
18	PELTON PROJECT LINES:							
19								
20	PELTON	ROUND BUTTE	230.00	230.00	H-WOOD	7.90		1
21								
22	BETHEL	ROUND BUTTE	230.00	230.00	H-WOOD	53.50		1
23			230.00	230.00	ST. TOWER	44.70		1
24	NON PROJECT:							
25								
26	BEAVER	BPA ALLSTON	230.00	230.00	H-WOOD	9.20		1
27	ROUND BUTTE	BPA REDMOND	230.00	230.00	H-WOOD	23.60		1
28	BETHEL	BPA TIE	230.00	230.00	H-WOOD	3.60		1
29	BETHEL	McLOUGHLIN	230.00	230.00	H-WOOD	35.70		1
30	McLOUGHLIN	GRESHAM	230.00	230.00	H-WOOD	12.20		1
31	BPA KEELER	ST. MARY'S W.	230.00	230.00	H-WOOD	2.80		1
32			230.00	230.00	ST. TOWER	3.80		1
33	BLUE LAKE	TROUTDALE BPA	230.00	230.00	ST. MONOP	1.43		1
34	PEARL BPA	SHERWOOD	230.00	230.00	ST. TOWER		4.72	2
35			230.00	230.00	ST. TOWER	0.16		1
36					TOTAL	560.24	547.32	48

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
								1
								2
1780MCMACSR	50,953	1,645,820	1,696,773					3
1780MCMACSR	275,427	15,581,384	15,856,811					4
	5,904		5,904					5
1480MCMACSR		4,620,708	4,620,708					6
								7
								8
								9
								10
								11
								12
								13
								14
	1,194,326	42,557,542	43,751,868					15
					2,429,757	1,188,711	3,618,468	16
								17
								18
								19
795MCMACSR	7,579	225,598	233,177					20
								21
1272MCMACSR								22
1272MCMACSR	293,351	5,367,868	5,661,219					23
								24
								25
1780MCMACSR								26
795MCMACSR								27
795MCMACSR								28
1272MCMACSR								29
1272MCMACSR								30
1590MCMACSRTW								31
1590MCMACSRTW								32
1780MCMACSR								33
2388MCMAACTW								34
2388MCMAACTW								35
	7,116,954	95,568,273	102,685,227		2,669,897	1,539,066	4,208,963	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	NONPROJECT LINES:							
2								
3	GRESHAM	LINNEMAN	230.00	230.00	ST. TOWER	0.40		1
4	McLOUGHLIN	SHERWOOD	230.00	230.00	ST. TOWER	11.10		1
5			230.00	230.00	H-TOWER	0.60		1
6			230.00	230.00	ST. TOWER		4.40	2
7	ST. MARY'S W.	SHERWOOD	230.00	230.00	ST. TOWER	10.60		1
8	TROJAN	ST. MARY'S W.	230.00	230.00	H-WOOD	0.10		1
9			230.00	230.00	ST. TOWER		3.70	2
10			230.00	230.00	ST. TOWER	4.80		1
11			230.00	230.00	ST. TOWER	33.20		2
12	TROJAN	RIVERGATE	230.00	230.00	ST. TOWER		32.20	2
13			230.00	230.00	ST. TOWER	2.90		2
14	Cost of Nonproject	230KV Lines						
15	GRESHAM	TROUTDALE	230.00	230.00	ST. TOWER		7.00	1
16	BOARDMAN	PPL DALREED	230.00	230.00	H-WOOD	17.00		1
17	230KV Line Expenses							
18								
19	PROJECT LINES							
20								
21	FARADAY	MCLOUGHLIN	115.00	115.00	H-WOOD	14.70		1
22	NORTH FORK	FARADAY	115.00	115.00	H-WOOD	2.79		1
23	OAK GROVE	FARADAY	115.00	115.00	DC LATTICE	18.68		2
24	OAK GROVE	MCLOUGHLIN	115.00	115.00	H-WOOD	14.70		2
25			115.00	115.00	DC LATTICE	18.68		2
26	115KV Line Expenses							
27								
28								
29								
30								
31								
32								
33								
34								
35								
36					TOTAL	560.24	547.32	48

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way) Land (j)	Construction and Other Costs (k)	Total Cost (l)	EXPENSES, EXCEPT DEPRECIATION AND TAXES Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	Line No.
								1
								2
1272MCMAAC								3
1272MCMAAC								4
1780MCMACSR								5
1272MCMAAC								6
1272MCMAAC								7
1272MCMAAC								8
1272MCMAAC								9
1590MCMAAC								10
1590MCMAAC								11
1590MCMAAC								12
1272MCMACSR								13
	5,134,394	22,301,872	27,436,266					14
954KCMACSR								15
795KCMAAC		973,248	973,248					16
					240,140	342,790	582,930	17
								18
								19
								20
795KCMACSR		502,020	502,020					21
556KCMACSR	120,248	621,351	741,599					22
250CU	12,477	420,125	432,602					23
795KCMACSR								24
250CU	22,295	750,737	773,032					25
						7,565	7,565	26
								27
								28
								29
								30
								31
								32
								33
								34
								35
	7,116,954	95,568,273	102,685,227		2,669,897	1,539,066	4,208,963	36

Blank Page

FOOTNOTE DATA

Schedule Page: 422 Line No.: 3 Column: a

Jointly owned with General Electric Credit Corporation. Total Length is indicated. Costs are repondent's share.

Schedule Page: 422 Line No.: 4 Column: a

Jointly owned with General Electric Credit Corporation. Total length is indicated. Costs are respondent's share.

Schedule Page: 422 Line No.: 6 Column: a

Jointly owned with Idaho Power, Power Resources Cooperative and General Electric Credit Corporation. Total length is indicated. Costs are respondent's share.

Schedule Page: 422 Line No.: 8 Column: a

Jointly owned with Northwestern Energy LLC, The Puget Sound Energy, Inc., PacifiCorp and Avista Corporation. Total length is indicated. Costs are Respondent's share.

Schedule Page: 422 Line No.: 20 Column: a

Jointly owned with the Confederated Tribes of Warm Springs (Tribes). Total length is indicated. Costs are Respondent's Share.

Schedule Page: 422 Line No.: 34 Column: a

Represents ownership of one circuit on Bonneville Power Administration's double circuit line.

Schedule Page: 422.1 Line No.: 15 Column: a

Represents contract with PacifiCorp whereby PGE is entitled to 1/2 the capacity of the line.

Schedule Page: 422.1 Line No.: 16 Column: a

Jointly owned with Idaho Power, Power Resources Cooperative and General Electric Credit Corporation. Total length is indicated. Costs are respondent's share.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TRANSMISSION LINES ADDED DURING YEAR

1. Report below the information called for concerning Transmission lines added or altered during the year. It is not necessary to report minor revisions of lines.
2. Provide separate subheadings for overhead and under- ground construction and show each transmission line separately. If actual costs of competed construction are not readily available for reporting columns (l) to (o), it is permissible to report in these columns the

Line No.	LINE DESIGNATION From (a)	LINE DESIGNATION To (b)	Line Length in Miles (c)	SUPPORTING STRUCTURE Type (d)	SUPPORTING STRUCTURE Average Number per Miles (e)	CIRCUITS PER STRUCTURE Present (f)	CIRCUITS PER STRUCTURE Ultimate (g)
1	Retirements, Transfers, Misc.	Additions and Adjustments					
2	(including Reinsulation and	Reconductoring) Overheads		Various			
3							
4							
5							
6							
7							
8							
9							
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44	TOTAL						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

TRANSMISSION LINES ADDED DURING YEAR (Continued)

costs. Designate, however, if estimated amounts are reported. Include costs of Clearing Land and Rights-of-Way, and Roads and Trails, in column (l) with appropriate footnote, and costs of Underground Conduit in column (m).

3. If design voltage differs from operating voltage, indicate such fact by footnote; also where line is other than 60 cycle, 3 phase, indicate such other characteristic.

CONDUCTORS			Voltage	LINE COST					Line
Size (h)	Specification (i)	Configuration and Spacing (j)	KV (Operating) (k)	Land and Land Rights (l)	Poles, Towers and Fixtures (m)	Conductors and Devices (n)	Asset Retire. Costs (o)	Total (p)	No.
									1
				-1,599				-1,599	2
									3
									4
									5
									6
									7
									8
									9
									10
									11
									12
									13
									14
									15
									16
									17
									18
									19
									20
									21
									22
									23
									24
									25
									26
									27
									28
									29
									30
									31
									32
									33
									34
									35
									36
									37
									38
									39
									40
									41
									42
									43
				-1,599				-1,599	44

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	15 Substation < 10 MVa capacity at various locat, OR	Distrib./unattended			
2	Abernethy, Oregon City, OR	Distrib./unattended	115.00	13.00	
3	Alder, Portland, OR	Distrib./unattended	115.00	13.00	
4	Amity, near Amity, OR	Distrib./unattended	57.00	13.00	
5	Arleta, Portland, OR	Distrib./unattended	57.00	13.00	
6	Banks, Banks, Or	Distrib./unattended	57.00	13.00	
7	Barnes, Salem, OR	Distrib./unattended	115.00	13.00	
8	Beaverton, Beaverton, OR	Distrib./unattended	115.00	13.00	
9	Bell, near Portland, OR	Distrib./unattended	115.00	13.00	
10	Bethany, Portland, OR	Distrib./unattended	115.00	13.00	
11	Bethel South, near Salem, OR	Distrib./unattended	115.00	13.00	
12	Boones Ferry, Lake Oswego, OR	Distrib./unattended	115.00	13.00	
13	Boring, near Boring, OR	Distrib./unattended	57.00	13.00	
14	Brookwood, near Hillsboro, OR	Distrib./unattended	57.00	13.00	
15	Canby, near Barlow, OR	Distrib./unattended	57.00	13.00	
16	Canemah, Oregon City, OR	Distrib./unattended	115.00	57.00	13.00
17	Canyon, Portland, OR	Distrib./unattended	115.00	13.00	
18	Cedar Hills, near Beaverton, OR	Distrib./unattended	115.00	13.00	
19	Centennial, near Gresham, OR	Distrib./unattended	115.00	13.00	
20	Chemawa BPA, near Salem, OR	Distrib./unattended	115.00		
21	Chemawa BPA, near Salem, OR	Distrib./unattended	57.00		
22	Clackamas, Clackamas, OR	Distrib./unattended	115.00	13.00	
23	Claxtar, Salem,OR	Distrib./unattended	57.00	12.50	
24	Cornelius, Cornelius, OR	Distrib./unattended	115.00	57.00	
25	Cornelius, Cornelius, OR	Distrib./unattended	57.00	13.00	
26	Curtis, Portland, OR	Distrib./unattended	115.00	13.00	
27	Curtis, Portland, OR	Distrib./unattended	13.00	11.00	
28	Dayton, near Dayton , OR	Distrib./unattended	115.00	57.00	13.00
29	Dayton, near Dayton , OR	Distrib./unattended	57.00	13.00	
30	Delaware, Portland, OR	Distrib./unattended	115.00	13.00	
31	Delaware, Portland, OR	Distrib./unattended	115.00	11.00	4.15
32	Denny, Beaverton, OR	Distrib./unattended	115.00	13.00	
33	Dilley, near Forest Grove, OR	Distrib./unattended	57.00	12.50	
34	Dunn's Corner, near Sandy,OR	Distrib./unattended	57.00	13.00	
35	Durham, Tigard , OR	Distrib./unattended	115.00	13.00	
36	E., East Yard, Portland, OR	Distrib./unattended	115.00	13.00	
37	E., East Yard, Portland, OR	Distrib./unattended	115.00	11.00	
38	E., West Yard, Portland, OR	Distrib./unattended	115.00	13.00	
39	E., West Yard, Portland, OR	Distrib./unattended	115.00	11.00	
40	Eastport, Portland, OR	Distrib./unattended	115.00	13.00	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
111	18		Capacitor Banks	3	15,600	1
17	1					2
22	1		Capacitor Banks	2	7,200	3
15	2					4
39	2		Capacitor Banks	2	7,200	5
20	1		Capacitor Banks	3	6,000	6
34	2		Capacitor Banks	2	3,600	7
34	2		Capacitor Banks	4	12,000	8
39	2		Capacitor Banks	4	14,400	9
28	1		Capacitor Banks	2	6,000	10
28	1		Capacitor Banks	2	7,200	11
45	2		Capacitor Banks	2	7,200	12
24	2		Capacitor Banks	1	12,150	13
22	1		Capacitor Banks	2	6,000	14
39	4		Capacitor Banks	2	3,600	15
250	6					16
200	4		Capacitor Banks	8	28,800	17
56	2		Capacitor Banks	4	13,200	18
39	2		Capacitor Banks	2	7,200	19
						20
						21
37	2		Capacitor Banks	4	14,400	22
28	1		Capacitor Banks	2	6,000	23
186	1					24
28	1		Capacitor Banks	2	6,000	25
17	1		Capacitor Banks	2	7,200	26
11	1					27
50	1					28
22	2		Capacitor Banks	4	6,000	29
22	1					30
7	1					31
56	2		Capacitor Banks	2	6,000	32
13	1		Capacitor Banks	3	9,000	33
14	1		Capacitor Banks	3	15,000	34
56	2		Capacitor Banks	4	13,200	35
140	2		Capacitor Banks	3	21,600	36
63	3		Capacitor Banks	1	8,400	37
63	3		Capacitor Banks	2	32,400	38
70	1		Capacitor Banks	1	24,000	39
17	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation	Character of Substation	VOLTAGE (In MVa)		
			Primary	Secondary	Tertiary
	(a)	(b)	(c)	(d)	(e)
1	Elma, near Salem, OR	Distrib./unattended	57.00	13.00	
2	Estacada, Estacada, OR	Distrib./unattended	57.00	12.50	
3	Fairmount, Salem, OR	Distrib./unattended	115.00	13.00	
4	Fairview, Fairview, OR	Distrib./unattended	115.00	13.00	
5	Forest Grove BPA Forest Grove, OR	Distrib./unattended	115.00		
6	Garden Home, near Portland, OR	Distrib./unattended	115.00	13.00	
7	Glencoe, Portland, OR	Distrib./unattended	115.00	13.00	
8	Glencullen, Portland, OR	Distrib./unattended	115.00	13.00	
9	Glendoveer, near Portland, OR	Distrib./unattended	115.00	12.50	
10	Grand Ronde, Grand Ronde, OR	Distrib./unattended	115.00	57.00	13.00
11	Grand Ronde, Grand Ronde, OR	Distrib./unattended	115.00	13.00	
12	Harborton, near Portland, OR	Distrib./unattended	115.00	13.00	
13	Harmony, near Milwaukie, OR	Distrib./unattended	115.00	13.00	
14	Harrison Sub, Portland, OR	Distrib./unattended	115.00	13.00	
15	Harrison Sub, Portland, OR	Distrib./unattended	57.00	11.00	4.16
16	Hayden Island, near Portland, OR	Distrib./unattended	115.00	13.00	
17	Hemlock, Portland, Or	Distrib./unattended	115.00	13.00	
18	Hillcrest, Salem , OR	Distrib./unattended	115.00	13.00	
19	Hillsboro, Hillsboro , OR	Distrib./unattended	57.00	13.00	
20	Hogan North, Gresham, OR	Distrib./unattended	115.00	13.00	
21	Hogan South, Gresham, OR	Distrib./unattended	115.00	57.00	12.50
22	Hogan South, Gresham, OR	Distrib./unattended	115.00	12.50	
23	Holgate, Portland, OR	Distrib./unattended	57.00	13.00	
24	Huber, near Beaverton, OR	Distrib./unattended	115.00	13.00	
25	Indian, near Salem, OR	Distrib./unattended	115.00	13.00	
26	Island, near Milwaukie, OR	Distrib./unattended	115.00	13.00	
27	Jennings Lodge, Jennings Lodge, OR	Distrib./unattended	115.00	13.00	
28	Kelley Point, Portland, OR	Distrib./unattended	115.00	13.00	
29	Kelly Butte, Portland, OR	Distrib./unattended	115.00	13.00	
30	King City, near King City, OR	Distrib./unattended	115.00	12.50	
31	Leland, Oregon City, OR	Distrib./unattended	57.00	13.00	
32	Lents, near Portland, OR	Distrib./unattended	115.00	13.00	
33	Lents, near Portland, OR	Distrib./unattended	57.00	11.00	
34	Lents, near Portland, OR	Distrib./unattended	13.00	11.00	
35	Liberty, Salem, OR	Distrib./unattended	115.00	13.00	
36	Main, Hillsboro, OR	Distrib./unattended	57.00	13.00	
37	Market Street, Salem, OR	Distrib./unattended	115.00	12.50	
38	McClain, Salem, OR	Distrib./unattended	57.00	13.00	
39	Meridian, near Tualatin, OR	Distrib./unattended	115.00	13.00	
40	Middle Grove, near Middle Grove, OR	Distrib./unattended	57.00	13.00	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
32	2		Capacitor Banks	4	14,400	1
26	2		Capacitor Banks	2	3,600	2
17	1		Capacitor Banks	2	7,200	3
50	2		Capacitor Banks	2	6,600	4
						5
17	1		Capacitor Banks	2	6,000	6
22	1		Capacitor Banks	2	7,200	7
22	1		Capacitor Banks	2	6,000	8
50	2		Capacitor Banks	3	9,720	9
33	1					10
13	1		Capacitor Banks	2	3,000	11
17	1		Capacitor Banks	2	7,200	12
41	2		Capacitor Banks	4	12,000	13
28	1		Capacitor Banks	2	7,200	14
7	1					15
34	2					16
28	1		Capacitor Banks	2	6,000	17
56	2		Capacitor Banks	4	12,000	18
45	2		Capacitor Banks	4	14,400	19
50	2		Capacitor Banks	4	12,600	20
125	3					21
56	2		Capacitor Banks	4	14,400	22
39	2		Capacitor Banks	2	7,200	23
50	2		Capacitor Banks	2	7,200	24
56	2		Capacitor Banks	3	10,800	25
45	2		Capacitor Banks	4	12,000	26
45	2		Capacitor Banks	4	7,200	27
28	1		Capacitor Banks	2	6,000	28
45	2		Capacitor Banks	2	6,000	29
50	2		Capacitor Banks	4	14,400	30
28	1		Capacitor Banks	2	6,000	31
17	1					32
10	1					33
10	1					34
50	2		Capacitor Banks	4	13,200	35
50	2		Capacitor Banks	4	14,400	36
28	1		Capacitor Banks	2	6,000	37
23	3					38
50	2		Capacitor Banks	4	12,600	39
50	2		Capacitor Banks	4	13,200	40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Midway, near Portland, OR	Distrib./unattended	115.00	13.00	
2	Molalla, Molalla, OR	Distrib./unattended	57.00	13.00	
3	Mt. Angel, Mt. Angel, OR	Distrib./unattended	57.00	12.50	
4	Mt. Pleasant, Oregon City , OR	Distrib./unattended	115.00	12.50	
5	Multnomah, Portland, OR	Distrib./unattended	115.00	13.00	
6	Murrayhill, Beaverton, OR	Distrib./unattended	115.00	13.00	
7	Newberg, Newberg, OR	Distrib./unattended	115.00	13.00	
8	North Marion, near Woodburn, OR	Distrib./unattended	57.00	12.50	
9	North Plains, North Plains, OR	Distrib./unattended	57.00	13.00	
10	Northern, Portland, OR	Distrib./unattended	57.00	11.00	
11	Northern, Portland, OR	Distrib./unattended	57.00	4.15	
12	Northern, Portland, OR	Distrib./unattended	11.00	4.15	
13	Oak Hills, near Beaverton, OR	Distrib./unattended	115.00	13.00	
14	Oregon City - BPA, near Wilsonville, OR	Distrib./unattended	57.00		
15	Orenco, near Hillsboro, OR	Distrib./unattended	115.00	57.00	12.50
16	Orenco, near Hillsboro, OR	Distrib./unattended	115.00	13.00	
17	Orient, near Gresham, OR	Distrib./unattended	57.00	13.00	
18	Oswego, Lake Oswego, OR	Distrib./unattended	115.00	12.50	
19	Oxford, Salem, OR	Distrib./unattended	115.00	13.00	
20	Pen-Annex, near Salem, OR	Distrib./unattended	115.00	13.00	
21	Pleasant Valley, near Portland, OR	Distrib./unattended	115.00	12.50	
22	Portable No. 3, OR	Distrib./unattended	115.00	57.00	12.50
23	Portable No. 5, OR	Distrib./unattended	115.00	57.00	12.50
24	Portable No. 6, OR	Distrib./unattended	115.00	57.00	13.00
25	Portable No. 7, OR	Distrib./unattended	115.00	57.00	12.50
26	Portsmouth, Portland, OR	Distrib./unattended	115.00	13.00	
27	Progress, near Tigard, OR	Distrib./unattended	115.00	13.00	
28	Raleigh Hills, near Portland, OR	Distrib./unattended	115.00	13.00	
29	Ramapo, near Portland, OR	Distrib./unattended	115.00	13.00	
30	Redland, near Oregon City, OR	Distrib./unattended	115.00	12.50	
31	Reedville, near Beaverton, OR	Distrib./unattended	115.00	13.00	
32	Rhodendron Switching, OR	Distrib./unattended	57.00		
33	Rivergate South Yard, near Portland, OR	Distrib./unattended	115.00	12.50	
34	Rivergate South Yard, near Portland, OR	Distrib./unattended	115.00	11.00	
35	Riverview, Portland, OR	Distrib./unattended	115.00	13.00	
36	Rockwood, near Gresham, OR	Distrib./unattended	115.00	13.00	
37	Rosemont, near Lake Oswego, OR	Distrib./unattended	115.00		
38	Roseway, Hillsboro, OR	Distrib./unattended	115.00	13.00	
39	Ruby, North, Gresham, OR	Distrib./unattended	57.00		
40	Ruby, South, Gresham, OR	Distrib./unattended	57.00	13.00	

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
34	2		Capacitor Banks	3	10,800	1
42	2		Capacitor Banks	4	9,000	2
20	1		Capacitor Banks	3	15,000	3
45	2		Capacitor Banks	2	3,600	4
39	2		Capacitor Banks	3	9,600	5
56	2		Capacitor Banks	3	10,800	6
45	2		Capacitor Banks	4	12,000	7
31	3		Capacitor Banks	3	15,000	8
20	1		Capacitor Banks	4	18,000	9
28	2					10
4	1					11
7	3					12
56	2		Capacitor Banks	4	14,400	13
						14
280	2					15
50	2		Capacitor Banks	4	12,600	16
15	2					17
34	2		Capacitor Banks	2	7,200	18
50	2		Capacitor Banks	4	12,000	19
17	1		Capacitor Banks	2	6,000	20
22	1					21
15	1					22
19	1					23
22	1					24
35	1					25
28	1					26
50	2		Capacitor Banks	4	13,800	27
28	1		Capacitor Banks	2	6,000	28
17	1		Capacitor Banks	2	7,200	29
22	1					30
84	3		Capacitor Banks	6	18,000	31
						32
22	1		Capacitor Banks	2	7,200	33
22	1		Capacitor Banks	3	7,560	34
15	1					35
78	3		Capacitor Banks	5	10,800	36
						37
28	1		Capacitor Banks	2	6,000	38
						39
15	2		Capacitor Banks	2	3,600	40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Salem-PGE, near Salem, OR	Distrib./unattended	57.00	13.00	
2	Sandy, Sandy, OR	Distrib./unattended	57.00	13.00	
3	Scappoose, Scappoose, OR	Distrib./unattended	115.00		
4	Scoggin, near Gaston, OR	Distrib./unattended	57.00	13.00	
5	Sellwood, Portland, OR	Distrib./unattended	115.00	57.00	13.00
6	Sellwood, Portland, OR	Distrib./unattended	115.00	13.00	
7	Sheridan, Sheridan, OR	Distrib./unattended	57.00	13.00	
8	Silverton, Silverton, OR	Distrib./unattended	57.00	13.00	
9	Six Corners, Six Corners, OR	Distrib./unattended	115.00	13.00	
10	Springbrook, Newberg, OR	Distrib./unattended	115.00	13.00	
11	Springdale, near Springdale, OR	Distrib./unattended		12.50	
12	St. Helens, near St. Helens, OR	Distrib./unattended	115.00		
13	St. Johns-BPA, near Portland, OR	Distrib./unattended		11.00	
14	St. Louis, St. Louis, OR	Distrib./unattended	57.00	13.00	
15	St. Marys, East Yard, near Beaverton, OR	Distrib./unattended	115.00	12.50	
16	Stephens, Portland, OR	Distrib./unattended	57.00	11.00	
17	Stephens, Portland, OR	Distrib./unattended	11.00	4.15	
18	Summit, Government Camp, OR	Distrib./unattended	57.00	13.00	
19	Summit, Government Camp, OR	Distrib./unattended	24.00	13.00	
20	Sunset, near Hillsboro, OR	Distrib./unattended	115.00	13.00	
21	Swan Island, Portland, OR	Distrib./unattended	57.00	13.00	
22	Sylvan, near Portland, OR	Distrib./unattended	115.00	13.00	
23	Tabor, Portland, OR	Distrib./unattended	115.00	13.00	
24	Tabor, Portland, OR	Distrib./unattended	57.00		
25	Tigard, Tigard, OR	Distrib./unattended	115.00	12.50	
26	Town Center, Portland, OR	Distrib./unattended	115.00	13.00	
27	Tualitin, Tualitin, OR	Distrib./unattended	115.00	13.00	
28	Twilight, Canby, OR	Distrib./unattended	57.00	13.00	
29	University, Salem, OR	Distrib./unattended	115.00	13.00	
30	Urban, Portland, OR	Distrib./unattended	115.00	13.00	
31	Waconda, near Hopmere, OR	Distrib./unattended	57.00	12.50	
32	Welches, near Welches, OR	Distrib./unattended	57.00	24.00	13.00
33	Welches, near Welches, OR	Distrib./unattended	57.00	13.00	
34	West Portland, Lower Yard, near Tigard, OR	Distrib./unattended	115.00		
35	West Portland, Upper Yard, near Tigard, OR	Distrib./unattended	115.00	13.00	
36	West Union, near Hillsboro, OR	Distrib./unattended	57.00	13.00	
37	Willamina, near Willamina, OR	Distrib./unattended	57.00	13.00	
38	Willbridge, Portland, OR	Distrib./unattended	115.00	11.00	
39	Wilsonville, near Wilsonville, OR	Distrib./unattended	57.00	13.00	
40	Woodburn, Woodburn, OR	Distrib./unattended	57.00	13.00	

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
45	2		Capacitor Banks	4	14,400	1
23	3		Capacitor Banks	2	3,600	2
						3
13	2		Capacitor Banks	1	10,800	4
140	1		Capacitor Banks	1	24,000	5
28	1		Capacitor Banks	2	6,000	6
17	1		Capacitor Banks	3	19,200	7
33	3		Capacitor Banks	3	4,770	8
50	2		Capacitor Banks	4	12,000	9
56	2		Capacitor Banks	5	36,000	10
						11
			Capacitor Banks	1	15,750	12
						13
24	2		Capacitor Banks	2	7,200	14
56	2		Capacitor Banks	4	13,200	15
100	2		Capacitor Banks	2	16,800	16
25	6					17
8	1					18
6	1					19
234	6		Capacitor Banks	10	46,800	20
39	2		Capacitor Banks	2	7,200	21
22	1		Capacitor Banks	2	6,000	22
17	1					23
						24
39	2		Capacitor Banks	4	7,200	25
56	2		Capacitor Banks	2	7,200	26
28	1		Capacitor Banks	2	7,200	27
28	1		Capacitor Banks	3	19,200	28
28	1		Capacitor Banks	2	7,200	29
84	3		Capacitor Banks	7	44,400	30
25	2					31
6	1		Capacitor Banks	1	12,000	32
8	1		Capacitor Banks	1	3,600	33
			Capacitor Banks	1	24,000	34
56	2		Capacitor Banks	4	13,200	35
28	1		Capacitor Banks	3	15,200	36
24	2		Capacitor Banks	3	7,800	37
20	1					38
78	3		Capacitor Banks	6	18,000	39
30	2		Capacitor Banks	2	7,200	40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa)		
			Primary (c)	Secondary (d)	Tertiary (e)
1	Yamhill, near Yamhill, OR	Distrib./unattended	57.00	13.00	
2					
3					
4					
5	Allston, BPA near Mayger, OR	Transm./unattended	230.00		
6	Beaver Plant, near Clatskanie, OR	Transm./unattended	230.00	13.00	
7	Bethel, near Salem, OR	Transm./unattended	230.00	115.00	13.00
8	Bethel, near Salem, OR	Transm./unattended	115.00	57.00	13.00
9	Blue Lake, Troutdale, OR	Transm./unattended	230.00	115.00	13.00
10	Blue Lake, Troutdale, OR	Transm./unattended	115.00	13.00	
11	Boardman, near Boardman, OR	Transm./unattended	500.00	24.00	
12	Boardman, OR	Transm./unattended	230.00	7.20	
13	Boardman, OR	Transm./unattended	24.00	7.20	
14	Broadview Subst. near Broadview, MT	Transm./unattended	500.00	230.00	
15	Bull Run, near Bull Run, OR	Transm./unattended	57.00	7.20	
16	Carver, Carver, OR	Transm./unattended	230.00	115.00	12.50
17	Carver, Carver, OR	Transm./unattended	115.00	13.00	
18	Colstrip Plant, near Colstrip, MT	Transm./unattended	500.00	26.00	
19	Colstrip Subst. near Colstrip, MT	Transm./unattended	500.00	230.00	
20	Coyote Springs, Boardman, OR	Transm./unattended	500.00	13.80	
21	Faraday, Switchyard, OR	Transm./unattended	115.00	57.00	12.50
22	Faraday, Switchyard, OR	Transm./unattended	57.00	11.00	
23	Faraday Plant, near Estacada, OR	Transm./unattended	115.00	12.50	
24	Fort Rock, approx 12 mi NE of Silver Lake, OR	Transm./unattended	500.00		
25	Gresham, near Gresham, OR	Transm./unattended	230.00	115.00	12.50
26	Grizzly, BPA near Madras, OR	Transm./unattended	500.00		
27	Linneman, near Gresham, OR	Transm./unattended	230.00	115.00	13.00
28	Malin, BPA near Malin, OR	Transm./unattended	500.00		
29	McLoughlin, near Oregon City, OR	Transm./unattended	230.00	115.00	13.00
30	Monitor, near Monitor, OR	Transm./unattended	230.00	57.00	12.50
31	Murryhill, Beaverton, OR	Transm./unattended	230.00	115.00	13.00
32	North Fork, near Estacada, OR	Transm./unattended	115.00	13.00	
33	Oak Grove, Three Lynx, OR	Transm./unattended	115.00	13.00	
34	Oak Grove, Three Lynx, OR	Transm./unattended	115.00	11.00	
35	Oak Grove, Three Lynx, OR	Transm./unattended	13.00	11.00	
36	Oak Grove, Three Lynx, OR	Transm./unattended	13.00	0.48	
37	Pearl, BPA near Wilsonville, OR	Transm./unattended	230.00		
38	Pelton, near Madras, OR	Transm./unattended	230.00	13.00	
39	Pelton, near Madras, OR	Transm./unattended	12.50	12.50	
40	River Mill, near Estacada, OR	Transm./unattended	57.00	11.00	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
15	2		Capacitor Banks	1	1,800	1
						2
						3
						4
						5
634	5					6
502	2					7
140	1					8
320	1					9
28	1		Capacitor Banks	2	6,000	10
361	3					11
36	1					12
36	1					13
80	3					14
18	6					15
320	1					16
56	2		Capacitor Banks	2	7,200	17
164	3					18
100	2					19
300	3					20
140	1					21
32	2					22
27	1					23
			Series Capacitor	1	363,000	24
572	2					25
						26
168	1					27
			Reactors	3	180,000	28
639	2					29
125	1					30
320	1					31
53	3	1				32
8	1					33
64	2					34
2	1					35
1	2					36
						37
80	3	1				38
2	1					39
32	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Rivergate North Yard, near Portland, OR	Transm./unattended	230.00	115.00	13.00
2	Round Butte, near Madras, OR	Transm./unattended	500.00	230.00	12.50
3	Round Butte, near Madras, OR	Transm./unattended	230.00	12.50	
4	Round Butte, near Madras, OR	Transm./unattended	230.00	66.00	12.50
5	Sand Springs, 22 mi E/22 mi S of Bend, OR	Transm./unattended	500.00		
6	Sherwood, near Six Corners, OR	Transm./unattended	230.00	115.00	12.50
7	St. Marys, West Yard, near Beaverton, OR	Transm./unattended	230.00	115.00	13.00
8	Sullivan, West Linn, OR	Transm./unattended	57.00	4.15	
9	Sullivan, West Linn, OR	Transm./unattended	115.00	12.50	
10	Sycan, 27 mi S of Silver Lake, OR	Transm./unattended	500.00		
11	Trojan, near Rainier, OR	Transm./unattended	230.00		
12					
13	TO_TAL Transmission				
14	TO_TAL Distribution				
15	TO_TAL MVa				
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	End of 2004/Q4

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
520	4		Capacitor Banks	2	43,500	1
561	3		Reactors	12	180,000	2
248	3					3
15	1					4
			Series Capacitor	1	546,000	5
640	2					6
960	3		Capacitor Banks	3	72,000	7
20	1		Capacitor Banks	1	24,000	8
50	2		Capacitor Banks	4	13,200	9
			Series Capacitor	1	546,000	10
						11
						12
8374						13
6289						14
14663						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year/Period of Report
Portland General Electric Company	(1) X An Original (2) _ A Resubmission	/ /	2004/Q4

FOOTNOTE DATA

Schedule Page: 426 Line No.: 20 Column: a

Switching only. Identified location is a Bonneville Power Administration owned and operated substation at which Respondent owns switching and/or regulating equipment.

Schedule Page: 426 Line No.: 21 Column: a

Switching only. Identified location is a Bonneville Power Administration owned and operated substation at which Respondent owns switching and/or regulating equipment.

Schedule Page: 426.1 Line No.: 5 Column: a

Switching only. Identified location is a Bonneville Power Administration owned and operated substation at which Respondent owns switching and/or regulating equipment.

Schedule Page: 426.2 Line No.: 14 Column: a

Switching only. Identified location is a Bonneville Power Administration owned and operated substation at which Respondent owns switching and/or regulating equipment.

Schedule Page: 426.2 Line No.: 32 Column: a

Switching only.

Schedule Page: 426.2 Line No.: 37 Column: a

Switching only.

Schedule Page: 426.2 Line No.: 39 Column: a

Switching only.

Schedule Page: 426.3 Line No.: 3 Column: a

Switching only. Distribution owned by CRPUD.

Schedule Page: 426.3 Line No.: 11 Column: a

Regulating only.

Schedule Page: 426.3 Line No.: 12 Column: a

Switching only. Distribution owned by CRPUD.

Schedule Page: 426.3 Line No.: 13 Column: a

Switching only. Identified location is a Bonneville Power Administration owned and operated substation at which respondent owns switching and/or regulating equipment.

Schedule Page: 426.3 Line No.: 24 Column: a

Switching only.

Schedule Page: 426.3 Line No.: 34 Column: a

Switching only.

Schedule Page: 426.4 Line No.: 5 Column: a

Switching only. Identified location is a Bonneville Power Administration owned and operated substation at which Respondent owns switching and/or regulating equipment.

Schedule Page: 426.4 Line No.: 11 Column: a

Jointly owned with Idaho Power Company, Power Resources Cooperative and General Electric Credit Corporation. Respondent's 65% share of jointly owned capacity is reported.

Schedule Page: 426.4 Line No.: 12 Column: a

Jointly owned with Idaho Power Company, Power Resources Cooperative, and General Electric Credit Corporation. Respondent's 65% share of jointly owned capacity is reported.

Schedule Page: 426.4 Line No.: 13 Column: a

Jointly owned with Idaho Power Company, Power Resources Cooperative, and General Electric Credit Corporation. Respondent's 65% share of jointly owned capacity is reported.

Schedule Page: 426.4 Line No.: 14 Column: a

Jointly owned with Northwestern Energy LLC, Puget Sound Energy, Inc., PacifiCorp, and Avista Corporation. Respondent's 20% share of jointly owned capacity is reported.

Schedule Page: 426.4 Line No.: 18 Column: a

Jointly owned with Northwestern Energy LLC, Puget Sound Energy, Inc., PacifiCorp, and Avista Corporation. Respondent's 20% share of jointly owned capacity is reported.

Schedule Page: 426.4 Line No.: 19 Column: a

Jointly owned with Northwestern Energy LLC, Puget Sound Energy, Inc., PacifiCorp, and Avista Corporation. Respondent's 20% share of jointly owned capacity is reported.

Schedule Page: 426.4 Line No.: 24 Column: a

Line compensation only.

Schedule Page: 426.4 Line No.: 26 Column: a

Switching only. Identified location is a Bonneville Power Administration owned and operated substation at which Respondent owns switching and/or regulating equipment.

Schedule Page: 426.4 Line No.: 28 Column: a

Switching only. Identified location is a Bonneville Power Administration owned and operated substation at which Respondent owns switching and/or regulating equipment.

Schedule Page: 426.4 Line No.: 37 Column: a

Switching only. Identified location is a Bonneville Power Administration owned and operated substation at which Respondent owns switching and/or regulating equipment.

Schedule Page: 426.4 Line No.: 38 Column: a

Jointly owned with the Confederated Tribes of Warm Springs. Respondent's 66.67% share of jointly owned capacity is reported.

Schedule Page: 426.4 Line No.: 39 Column: a

Jointly owned with the Confederated Tribes of Warm Springs. Respondent's 66.67% share of jointly owned capacity is reported.

Schedule Page: 426.5 Line No.: 3 Column: a

Jointly owned with the Confederated Tribes of Warm Springs. Respondent's 66.67% share of jointly owned capacity is reported.

Schedule Page: 426.5 Line No.: 4 Column: a

Jointly owned with the Confederated Tribes of Warm Springs. Respondent's 66.67% share of jointly owned capacity is reported.

Schedule Page: 426.5 Line No.: 5 Column: a

Line compensation only.

Schedule Page: 426.5 Line No.: 10 Column: a

Line compensation only.

Schedule Page: 426.5 Line No.: 11 Column: a

Switching only. Jointly owned with Eugene Water and Electric Board and PacifiCorp. Respondent's 67.5% of jointly owned capacity is reported.

INDEX

Schedule	Page No.

ANNUAL REPORT
OREGON SUPPLEMENT TO FERC FORM 1
For Year Ended December 31, 2004

PORTLAND GENERAL ELECTRIC COMPANY
121 SW Salmon Street
Portland, Oregon

ANNUAL REPORT

OREGON SUPPLEMENT TO FERC FORM 1
for
MULTI-STATE ELECTRIC COMPANIES

INDEX

Note: Only Schedules 14, 15 and 41 through 46 are included. For information on other Schedules refer to the appropriate FERC Form 1 Schedule.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PORTLAND GENERAL ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission		Dec. 31, 2004

CALCULATION OF CURRENT FEDERAL INCOME (EXCISE) TAX EXPENSE - Account 409.1

1. Report amounts used to derive current Federal income tax expense, Account 409.1, for the reporting period. If amounts are shown in thousands, show (000) in the heading for column (b).
2. Show amounts increasing taxable income as positive values and amounts decreasing taxable income as negative.
3. Current tax expense on this schedule must match the amount reported on page 1, line 12 of this report. Separately identify adjustments arising from revisions of prior year accruals.
4. Minor amounts of other additions (subtractions) may be grouped.

Line No.	Particulars (Details)	Amount (b)
1	Net Utility Operating Income FERC Form 1, Page114, Line 24	149,677,214
2	Allowance for Other Funds Used During Construction	5,930,007
3	(Less): Net Interest Charges for Utility Operations	(68,857,574)
4	Rounding	3
5	**Adjusted Net Utility Operating Income**	**86,749,650**
6		
7	**Taxable Income Not Reported on Books:**	
8	See Note 1, Page 14A	27,049,043
9		
10	**Deductions Recorded on Books Not Deducted for Return:**	
11	See Note 2, Page 14A	342,788,408
12		
13	**Income Recorded on Books Not Included in Return:**	
14	See Note 3, Page 14A	(114,590,935)
15		
16	**Deductions on Return Not Charged Against Book Income:**	
17	See Note 4, Page 14A	(146,206,285)
18		
19	**Federal Taxable Income Before Net Operating Loss**	**195,789,881**
20	Net Operating Loss	0
21	**Federal Taxable Income After Net Operating Loss**	**195,789,881**
22		
23	**Computation of Tax:**	
24	Federal Taxable Net Income	195,789,881
25	Federal Tax Rate	35%
26	Federal Income Tax before Adjustments	68,526,458
27	2003 Return-to-Accrual Adjustment	(6,877,905)
28	Federal Income Tax after Prior Year Adjustments	61,648,553
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	**Federal Current Utility Income Taxes - FERC 409.1**	**61,648,553**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PORTLAND GENERAL ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission		Dec. 31, 2004

CALCULATION OF CURRENT FEDERAL INCOME (EXCISE) TAX EXPENSE - Account 409.1 (Continued)

Note 1:	Energy Efficiency Programs	24,104,736
	Regulatory Deferrals	1,708,469
	Miscellaneous	1,235,838
	Total - Taxable Income Not Reported on Book	27,049,043
Note 2:	Depreciation, Depletion and Amortization	68,072,070
	Price Risk Management - Mark-to-Market	30,193,235
	Regulatory Debits (includes reversal of Enron Merger Receivable)	175,159,225
	Federal Income Tax Provision	50,012,700
	State Income Tax Provision	6,574,510
	Employee Benefits	6,287,631
	Maintenance Accruals	3,948,859
	Travel & Entertainment	390,517
	Miscellaneous	2,149,661
	Total - Deductions Recorded on Books Not Deducted for Return	342,788,408
Note 3:	Price Risk Management - Mark-to-Market	(12,921,481)
	Regulatory Credits (includes reversal of Enron Merger Receivable Reserve)	(101,669,454)
	Total - Income Recorded on Books Not Included in Return:	(114,590,935)
Note 4:	Depreciation, Depletion and Amortization	(95,568,926)
	Regulatory Deferrals	(11,979,265)
	State Tax Deduction	(11,189,856)
	Provision for Uncollectible Accounts	(1,198,356)
	Deferred BPA Customer Credits	(11,204,820)
	Employee Fringe Benefits	(4,836,206)
	IT Maintenance Agreements	(1,311,924)
	USDOE Negative Salvage Value	(1,150,486)
	Miscellaneous	(7,766,446)
	Total - Deductions on Return Not Charged Against Book Income	(146,206,285)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PORTLAND GENERAL ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission		Dec. 31, 2004

CALCULATION OF CURRENT STATE INCOME (EXCISE) TAX EXPENSE - Account 409.1

1. Report amounts used to derive current State income tax expense, Account 409.1, for the reporting period. If amounts are shown in thousands, show (000) in the heading for column (b).

2. Show amounts increasing taxable income as positive values and amounts decreasing taxable income as negative.

3. Current tax expense on this schedule must match the amount reported on page 1, line 12 of this report. Separately identify adjustments arising from revisions of prior year accruals.

4. Minor amounts of other additions (subtractions) may be grouped.

Line No.	Particulars (Details)	Amount (b)
1	Net Utility Operating Income FERC Form 1, Page114, Line 24	149,677,214
2	Allowance for Other Funds Used During Construction	5,930,007
3	(Less): Net Interest Charges for Utility Operations	(68,857,574)
4	Rounding	3
5	**Adjusted Net Utility Operating Income**	**86,749,650**
6		
7	**Taxable Income Not Reported on Books:**	
8	See Note 1, Page 15A	27,049,043
9		
10	**Deductions Recorded on Books Not Deducted for Return:**	
11	See Note 2, Page 15A	342,788,408
12		
13	**Income Recorded on Books Not Included in Return:**	
14	See Note 3, Page 15A	(114,590,935)
15		
16	**Deductions on Return Not Charged Against Book Income:**	
17	See Note 4, Page 15A	(135,016,429)
18		
19	**State Taxable Income Before Net Operating Loss**	**206,979,737**
20	Net Operating Loss	0
21	**State Taxable Income After Net Operating Loss**	**206,979,737**
22		
23	**Computation of Tax:**	
24	Unapportioned Income	206,979,737
25	Apportionment Ratio	100%
26	Oregon Taxable Income	206,979,737
27	Oregon Tax Rate	6.60%
28	Oregon Excise Tax before Credits	13,660,663
29	Oregon Tax Credits	(3,433,263)
30	Oregon Excise Tax Before Adjustments	10,227,400
31	2003 Oregon Return-to-Accrual Adjustment	(2,828,647)
32	**Oregon Current Utility Excise Tax**	**7,398,753**
33	**California Current Utility Franchise Tax**	**(293)**
34	**Montana Current Utility Income Tax**	**546,297**
35	**Multnomah County - City of Portland Current Utility Income Tax**	**890,640**
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	**Total Current State and Local Income / Excise Tax - FERC 409.1**	**8,835,397**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PORTLAND GENERAL ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission		Dec. 31, 2004

CALCULATION OF CURRENT STATE INCOME (EXCISE) TAX EXPENSE - Account 409.1
(Continued)

Note 1:	Energy Efficiency Programs	24,104,736
	Regulatory Deferrals	1,708,469
	Miscellaneous	1,235,838
	Total - Taxable Income Not Reported on Book	27,049,043
Note 2:	Depreciation, Depletion and Amortization	68,072,070
	Price Risk Management - Mark-to-Market	30,193,235
	Regulatory Debits (includes reversal of Enron Merger Receivable)	175,159,225
	Federal Income Tax Provision	50,012,700
	State Income Tax Provision	6,574,510
	Employee Benefits	6,287,631
	Maintenance Accruals	3,948,859
	Travel & Entertainment	390,517
	Miscellaneous	2,149,661
	Total - Deductions Recorded on Books Not Deducted for Return	342,788,408
Note 3:	Price Risk Management - Mark-to-Market	(12,921,481)
	Regulatory Credits (includes reversal of Enron Merger Receivable Reserve)	(101,669,454)
	Total - Income Recorded on Books Not Included in Return:	(114,590,935)
Note 4:	Depreciation, Depletion and Amortization	(95,568,926)
	Regulatory Deferrals	(11,979,265)
	Provision for Uncollectible Accounts	(1,198,356)
	Deferred BPA Customer Credits	(11,204,820)
	Employee Fringe Benefits	(4,836,206)
	IT Maintenance Agreements	(1,311,924)
	USDOE Negative Salvage Value	(1,150,486)
	Miscellaneous	(7,766,446)
	Total - Deductions on Return Not Charged Against Book Income	(135,016,429)

POLITICAL ADVERTISING

INSTRUCTIONS: List all payments for advertising, the purpose of which is to aid or defeat any measure before the people or to promote or prevent the enactment of any national, state, district or municipal legislation. Give the specific purpose of such advertising, when and where placed, and the account or accounts charged. Report whole dollars only. Provide a total for each account and a grand total.

Description	Account Charged	Amount
See attached for details		
Total		$ 146,026

POLITICAL ADVERTISING	ACCOUNT	AMOUNT
Defeat PUD Ballot Measures		
Direct mailing/flyers	426.4	130,944
Newspaper/magazine	426.4	9,642
Signs/brochures	426.4	5,440
	Total	146,026

POLITICAL CONTRIBUTIONS

INSTRUCTIONS: List all payments for contributions to persons and organizations for the purpose of aiding or defeating any measure before the people or to promote or prevent the enactment of an national, state, district or municipal legislation. The purpose of all contributions or payments should be clearly explained. Report whole dollars only. Provide a total for each account and a grand total.

Description	Account Charged	Amount
See attached for details		
Total		$ 2,267,363

POLITICAL CONTRIBUTIONS	ACCOUNT	AMOUNT
Basic Rights Education Fund P.O. Box 40625 Portland, OR 97240	426.4	2,500
Citizens Against the Costly PUD P.O. Box 301 Sherwood, OR 97410	426.4	1,030,000
Citizens for a Community Hospital P.O. Box 512 Scappoose, OR 97056	426.4	1,000
Citizens in Support of NC12 15158 SE La Marquita Way Milwaukie, OR 97267	426.4	1,000
Clackamas Citizens Against the Costly Takeover P.O. Box 220375 Milwaukie, OR 97269	426.4	915,000
Kids and Cops for a Better Salem c/o Salem Area Chamber of Commerce 1110 Commercial Street NE Salem, OR 97301	426.4	1,000
No on Constitutional Amendment 36 P.O. Box 40625 Portland, OR 97240	426.4	10,000
Oregon Business Association PAC 3030 Jefferson Scio Drive SE Jefferson, OR 97352	426.4 426.1	7,500 3,000
Our Libraries, Our Choice 14361 Holly Crest Lane Oregon City, OR 97045	426.4	1,000
People for Libraries 5515 NW Innisbrook Place Portland, OR 97229	426.1	5,000
PGE Employee Candidate Assistance Fund 121 SW Salmon Street Portland, OR 97204	426.4	75,000
Stop the Repeal Campaign 516 SE Morrison Street, Suite 1200 Portland, OR 97214	426.4	10,000
Take a Closer Look Committee P.O. Box 25763 Portland, OR 97298	426.4	15,000
The Committee for SAIF-Keeping P.O. Box 12945 Salem, OR 97309	426.4	7,500
The Committee to Incorporate Damascus 12042 SE Sunnyside Road, Suite 561 Clackamas, OR 97015	426.4	5,000
The Renew Columbia 9-1-1 Committee 35012 Ruby Court St Helens, OR 97051	426.1	1,000
Yamhill Citizens Against the Costly Takeover P.O. Box 3219 Newberg, OR 97132	426.4	176,213
Total 2004 items under $1,000	426.4	650
	Total	2,267,363

EXPENDITURES TO ANY PERSON OR ORGANIZATION HAVING AN AFFILIATED INTEREST FOR SERVICES, ETC.

INSTRUCTIONS: Report all expenditures to any person or organization having an affiliated interest for service, advice, auditing, associating, sponsoring, engineering, managing, operating, financial, legal or other services. See Oregon Revised Statute 757.015 for definition of "affiliated interest." Give reference if such expenditures have in the past been approved by the Commission. Describe the services received and the account or accounts charged. Report whole dollars only.

Description	Account Charged	Total Amount	Amount Assigned to Oregon
The required affiliate interest expenditure information for 2004 will be provided in PGE's June 1, 2005 annual "Affiliate Interest Report".			

DONATIONS AND MEMBERSHIPS

INSTRUCTIONS: List all donations and membership expenditures made by the utility during the year and the accounts charged. Give the name, city, and state of each organization to whom a donation has been make. Group donations under headings such as:

1. Contributions to and memberships in charitable organizations
2. Organizations of the utility industry
3. Technical and professional organizations
4. Commercial and trade organizations
5. All other organizations and kinds of donations and contributions

List donations by type and group by the accounts charged. Report whole dollars only. Provide a total for each group of donations.

Description	Account Number	Total Amount	Amount Assigned to Oregon
1. Civic Contributions		$ 1,602,499	100%
2. Civic Memberships		18,991	100%
3. Corporate/Industrial Memberships		645,368	100%
4. Service Memberships		579	100%
(See attached for details)			
TOTAL		$ 2,267,437	

Description	Account Number	Total Amount	Amount Assigned to Oregon

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
ABCDEF (A Better Community Dayton Education Foundation) 526 Serry Street Dayton, OR 97114	426.1	1,000
Access Technologies, Inc. 3070 Lancaster Dr NE Salem, OR 97305	426.1	2,500
American Heart Association, Inc 1200 NW Naito Parkway, Suite 220 Portland, OR 97209	426.1	98,075
American Legion Post 95 PO Box 372 Ione, OR 97843	426.1	1,000
American Lung Assocation of Oregon 7420 SW Bridgeport Rd., Ste. 200 Portland, OR 97224	426.1	22,900
American Red Cross PO Box 3200 Portland, OR 97208	426.1	3,650
Amigos de las Americas - Portland Chapter 5909 SE 40th Portland, OR 97202	426.1	1,000
Artists Repertory Theatre 1516 SW Alder Street Portland, OR 97205	426.1	2,500
Associated Oregon Industries 1149 Court Street NE Salem, OR 97301	426.1	1,000
Audobon Society of Portland 5151 NW Cornell Rd Portland, OR 97210	426.1	6,100
Basic Rights Education Fund P.O. Box 40625 Portland, OR 97240	426.1	2,500
Beaverton Chamber of Commerce (sponsorship) 4800 SW Griffith Drive, Suite 100 Beaverton, OR 97005	426.1	2,100

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Belmont Street Fair 3534 SE Main Portland, OR 97214	426.1	1,000
Big Brother/Big Sisters of Metropolitan Portland 1478 NE Killingsworth Portland, OR 97211	426.1	5,000
Boardman Chamber of Commerce (Fundraiser) PO Box 1 Boardman, OR 97818	426.1	2,700
Boring Middle School 27801 SE Dee Street Boring, OR 97009	426.1	1,000
Boys and Girls Clubs of Portland Metro Area PO Box 820127 Portland, OR 97282	426.1	14,900
Business Education Compact 3800 SW Cedar Hills Blvd., Suite 200 Beaverton, OR 97005	426.1	1,000
Camp Fire USA 619 SW 11th Ave, Ste 200 Portland, OR 97205	426.1	5,000
Campaign for Equal Justice 620 SW 5th Avenue, Suite 525 Portland, OR 97204	426.1	2,500
Candy Lane Elementary School 5901 SE Hull Milwaukie, OR 97267	426.1	1,000
Cascade Aids Project 620 SW Fifth Ave, Ste 300 Portland, OR 97204	426.1	5,000
Cathedral Park Jazz Festival 7325 N. Alta Avenue Portland, OR 97203	426.1	5,000
Central Eastside Industrial Council PO Box 14251 Portland, OR 97293	426.1	1,500

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Central Oregon Safety & Health Assoc. PO Box 6476 Bend, OR 97701	426.1	1,000
Children First for Oregon PO Box 14914 Portland, OR 97293	426.1	3,500
Children's Cancer Association 752 SW Macadam Ave., #B Portland, OR 97219	426.1	2,700
Citizens Crime Commission 018 SW Boundary Ct. Portland, OR 97239	426.1	6,000
Citizens Utility Educational Fund 610 SW Broadway, Suite 308 Portland, OR 97205	426.1	1,000
City Club of Portland 317 SW Alder, Suite 1050 Portland, OR 97204-2531	426.1	5,756
City of Gresham/100 Years 1333 NW Eastman Parkway Gresham, OR 97030	426.1	10,000
City of Tualatin 18880 SW Martinazzi Avenue Tualatin, OR 97062-7092	426.1	1,000
Clackamas Community College Foundation 19600 S Molalla Avenue Oregon City, OR 97045	426.1	1,000
Clackamas County 9101 SE Sunnybrook Blvd. Clackamas, OR 97015	426.1	2,500
Clackamas County Business Alliance PO Box 95 Clackamas, OR 97015	426.1	1,000

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Clackamas County Junior Livestock Auction PO Box 1102 Canby, OR 97013	426.1	1,020
Clackamas Women's Services P.O. Box 22547 Milwaukie, OR 97269-2547	426.1	2,000
Classroom Law Project 620 SW Main St Suite 102 Portland, OR 97205	426.1	5,000
Clatskanie Elementary School PO Box 327 Clatskanie, OR 97016	426.1	1,000
Clatskanie Heritage Days PO Box 635 Clatskanie, OR 97016	426.1	1,500
Colton High School 30205 S. Wall Street Colton, OR 97017	426.1	1,000
Columbia County Sheriffs Office 901 Port Avenue St. Helens, OR 97501	426.1	1,299
Columbia Humane Society 2084 Oregon Way St. Helens, OR 97501	426.1	1,000
Community Action Organization (Washington County) 1001 SW Baseline Hillsboro, OR 97123	426.1	3,000
Community Partners for Affordable Housing PO Box 23206 Tigard, OR 97281-3206	426.1	1,000
Concordia College Foundation 2811 NE Holman Street Portland, OR 97211	426.1	2,000

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Culver High School PO Box 365 Culver, OR 97734	426.1	1,773
Dougy Center for Grieving Children PO Box 86852 Portland, OR 97286	426.1	13,000
East Metro Economic Alliance PO Box 107 Gresham, OR 97030	426.1	1,000
Ecos Consulting 309 SW Sixth Avenue, Suite 100 Portland, OR 97204	426.1	2,500
Elders in Action 501 SW Washington Portland, OR 97204	426.1	5,000
Employers for Education Excellence 1100 SW 6th Avenue, Suite 1625 Portland, OR 97204	426.1	15,000
Estacada/Clackamas River Chamber of Commerce (fundraiser) PO Box 298 Estacada, OR 97023	426.1	2,000
Estacada Community Center PO Box 430 Estacada, OR 97023	426.1	1,000
Estacada Public Library Foundation PO Box 609 Estacada, OR 97023	426.1	2,000
Executive Women International 20 NE 14th Avenue Portland, OR 97232	426.1	1,500
Family Building Blocks 2425 Lancaster Dr NE Salem, OR 97305	426.1	6,100
Festival of Lights Holiday Parade 4245 Kale St NE Salem, OR 97305	426.1	12,000

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Forest Ridge Charter School 7905 June Reid Pl Keizer, OR 97303	426.1	1,000
Friends of Burnside - Couch Inc. 1325 NW Flanders Street Portland, OR 97209	426.1	2,000
Friends of Trees 3117 NE MLK Blvd Portland, OR 97212	426.1	25,500
Garten Services 3334 Industrial Way NE Salem, OR 97303	426.1	5,500
George Fox University 414 N. Meridian Street Newberg, OR 97132	426.1	1,525
Gladstone High School 18800 Portland Avenue Gladstone, OR 97027	426.1	1,000
Good in the Hood Assoc., c/o Holy Redeemer School 127 N. Portland Blvd. Portland, OR 97217	426.1	1,500
Grantmakers of Oregon and SW Washington PO Box 6381 Portland, OR 97228	426.1	4,200
Gresham/Mt. Hood Jazz Association PO Box 2043 Gresham, OR 97030	426.1	5,000
Habitat for Humanity Canby Area Chapter PMB336, 1477 SE 1st Ave., Suite 108 Canby, OR 97013	426.1	1,000
Habitat for Humanity Mt Hood PO Box 3216 Gresham, OR 97030	426.1	6,000
Hands On Portland 2145 NW Overton St. Portland, OR 97210	426.1	6,000

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Harding University PO Box 12238 Searcy, AR 72149-0001	426.1	1,200
Hearing and Speech Institute 3515 SW Veterans Hospital Rd Portland, OR 97201	426.1	2,500
Hillsboro Chamber of Commerce (fundraiser) 334 SE Fifth Ave. Hillsboro, OR 97123	426.1	1,000
Hillsboro Tuesday Market P.O. Box 1283 Hillsboro, OR 97123	426.1	2,000
Hispanic Metropolitan Chamber of Commerce (fundraiser) PO Box 1837 Portland, OR 97207	426.1	1,600
Hollydale Elementary 505 SW Birdsdale Gresham, OR 97080	426.1	1,000
Homowo Foundation for African Arts & Culture 4839 NE Martin Luther King Ave., Suite 209 Portland, OR 97211	426.1	2,500
Human Solutions Inc. 2900 SE 122nd Ave. Portland, OR 97236	426.1	2,500
Illahee 421 SW Sixth, Suite 1090 Portland, OR 97204	426.1	1,000
Jackson Bottom Wetlands Preserve PO Box 3002 Hillsboro, OR 97123	426.1	2,500
Jackson Middle School 10625 SW 35th Portland, OR 97219-6960	426.1	1,000
Japan America Society of Oregon (JASO) 312 NW Second Avenue Portland, OR 97209	426.1	1,500

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Jeld-Wen Tradition 8700 SW Nimbus Ave., Suite B Beaverton, OR 97008	426.1	5,000
Jesuit High School 9000 S.W. Beaverton-Hillsdale Highway Portland, OR 97225	426.1	1,000
Johnson Creek Watershed Council P.O. Box 82584 Portland, OR 97232	426.1	4,500
JOIN - A Center for Involvement 3338 SE 17TH Portland, OR 97202	426.1	2,500
Junior Achievement 1426 SE Hawthorne Blvd Portland, OR 97214	426.1	4,100
Keizer Chamber of Commerce (fundraiser) 980 Chemawa Road NE Keizer, OR 97303	426.1	1,250
Krayon Kids Musical Theatre Company 1404 7th Street Oregon City, OR 97045	426.1	1,000
League of Oregon Cities PO Box 928 Salem, OR 97308	426.1	2,500
League of Women Voters of Oregon 2659 Commercial SE, Suite 260 Salem, OR 97302	426.1	2,500
Liberty Elementary School 4871 Liberty Road S Salem, OR 97306	426.1	1,000
Literary Arts, Inc. 219 N.W. 12th Avenue, Suite 201 Portland, OR 97209	426.1	2,500
Livable Place PO Box 5997 Portland, OR 97228	426.1	1,250

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Lower Columbia River Estuary Program 811 SW Naito Prkwy Suite 120 Portland, OR 97204	426.1	1,000
Marion-Polk Building Industry Association (MPBIA) 385 Taylor Street, NE Salem, OR 97303	426.1	2,543
Marion - Polk Food Share 2305 Front Street NE Salem, OR 97303	426.1	6,250
Mary Lou Zeek Gallery 335 State Street Salem, OR 97301	426.1	1,000
Mercy Corps. PO Box 2669 Portland, OR 97208	426.1	25,000
Metropolitan Alliance for Common Good 1244 NE 39th Portland, OR 97232	426.1	2,500
Mid-Willamette Valley Council of Governments 4985 Battlecreek Rd SE #200 Salem, OR 97302	426.1	2,000
Montana Tax Foundation P.O. Box 4909 Helena, MT 59604	426.1	1,750
Morrow County Fair PO Box 464 Heppner, OR 97836	426.1	2,400
Mount Hood Medical Center Foundation 24800 SE Start Street Gresham, OR 97030	426.1	1,500
Mt Hood Community College Foundation 26000 SE Stark Street Gresham, OR 97030	426.1	2,000
Multnomah Village Business Association 7784 SW Capital Hwy. Portland, OR 97219	426.1	1,000

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
National Alliance for the Mentally Ill of Oregon 2620 Greenway Drive NE Salem, OR 97301	426.1	10,000
National Conference of State Legislators 7700 East First Place Denver, CO 80230	426.4	1,000
National Multiple Sclerosis Society, Oregon Chapter 1650 NW Naito Prkwy, Ste 190 Portland, OR 97209	426.1	3,550
Native Fish Society PO Box 19570 Portland, OR 97280	426.1	4,210
Neighborhood House Inc. 7780 SW Capital Hwy Portland, OR 97219	426.1	2,490
New Avenues for Youth 812 SW 10th Avenue Portland, OR 97205	426.1	3,000
Newberg Education Foundation P.O. Box 565 Newberg, OR 97132	426.1	1,250
Newberg Fish Emergency Services 208 S. River Newberg, OR 97132	426.1	1,000
North Clackamas County Chamber of Commerce (sponsorship) 7740 Harmony Road Milwaukie, OR 97222	426.1	2,000
North Clackamas Rotary Foundation 8855 SE Otty Road Portland, OR 97266	426.1	1,000
North Morrow Community Foundation 305 Boardman Ave, NE Boardman, OR 97818	426.1	2,200
North West Seed 119 1st Avenue South, Suite 400 Seattle, WA 98104	426.5	1,000

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Oktoberfest PO Box 1054 Mt. Angel, OR 97362	426.1	2,000
OMSI 1945 SE Water Avenue Portland, OR 97214-3354	426.1	14,000
Oregon Building Congress 9450 SW Commerce Circle, Suite 260 Wilsonville, OR 97070	426.1	3,000
Oregon Burn Center at Legacy Emanual Hospital PO Box 4484 Portland, OR 97208-4484	426.1	10,000
Oregon Business Council 1100 SW 6th Ave., Suite 1608 Portland, OR 97204-1090	426.1	10,000
Oregon Children's Foundation 700 NE Multnomah, #330 Portland, OR 97232	426.1	8,000
Oregon College of Art and Craft 8245 SW Barnes Rd Portland, OR 97225	426.1	1,500
Oregon Council for Hispanic Advancement 108 NW 9th, Suite 201 Portland, OR 97209	426.1	5,250
Oregon Cultural Trust 136 State Capitol Salem, OR 97310	426.1	2,500
Oregon Environmental Council 520 SW 6th Avenue, Suite 940 Portland, OR 97204	426.1	4,500
Oregon Food Bank PO Box 55370 Portland, OR 97238	426.1	15,582
Oregon Garden PO Box 155 Silverton, OR 97381-0155	426.1	1,000

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Oregon Heat PO Box 127 Tualatin, OR 97062	426.1	45,000
Oregon Historical Society 1200 SW Park Avenue Portland, OR 97205	426.1	2,500
Oregon Humane Society 1067 NE Columbia Blvd. Portland, OR 97211	426.1	3,000
Oregon Junior Golf Fund, Inc. 2840 Hazelnut Drive Woodburn, OR 97071	426.1	1,120
Oregon Mentors 018 SW Boundary Ct. Portland, OR 97239	426.1	18,250
Oregon River Games 803 Hillcrest Drive LaGrande, OR 97850	426.1	3,000
Oregon Science & Technology Partnership PO Box 107 Gresham, OR 97030	426.1	5,000
Oregon Sports Authority 1888 SW Madison, 2nd floor Portland, OR 97205	426.1	2,500
Oregon Tradeswomen, Inc. PO Box 86620 Portland, OR 97286	426.1	3,360
Oregon Trail Foundation 1726 Washington Street Oregon City, OR 97045	426.1	2,500
Oregon Trout 117 SW Naito Prkwy Portland, OR 97204	426.1	17,500
Oregon Wildlife Heritage Foundation PO Box 30406 Portland, OR 97294-6467	426.1	3,000

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Oregon Zoo Foundation 4001 SW Canyon Rd Portland, OR 97221-2799	426.1	52,500
Pacific Northwest Lineman's Rodeo Assoc. 3490 W. Powell Loop Gresham, OR 97030	426.1	5,000
PGE Employee Giving Campaign (various agencies) c/o Fleet Bank 656 Plainsboro Road Plainsboro, NJ 08536	426.1	291,005
Planned Parenthood of the Columbia/Willamette 3231 SE 50th Avenue Portland, OR 97206	426.1	1,000
Portland Ambassador Program 1900 SW 4th Avenue, Suite 7000 Portland, OR 97201	426.1	10,000
Portland Business Alliance 520 SW Yamhill Street, Suite 1000 Portland, OR 97204	426.1	13,980
Portland Center Stage PO Box 9008 Portland, OR 97207	426.1	3,000
Portland Housing Center 3233 NE Sandy Blvd Portland, OR 97232	426.1	5,000
Portland Impact 4707 SE Hawthorne Blvd. Portland, OR 97215-3249	426.1	5,000
Portland Jazz Festival 921 SW Morrison, The Galleria, Suite 207 Portland, OR 97205	426.1	12,500
Portland Parks Foundation 888 SW Fifth Avenue, Suite 1600 Portland, OR 97204	426.1	16,100
Portland Public Schools 5730 NE Martin Luther King Jr. Blvd Portland, OR 97211	426.1	1,250

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Portland Rose Festival Charitable Foundation 5603 SW Hood Ave. Portland, OR 97239	426.1	76,500
Portland-Sapporo Sister City Association P.O. Box 1898 Portland, OR 97207-0751	426.1	1,500
Portland Schools Foundation 516 SE Morrison St Suite 1200 Portland, OR 97214	426.1	5,000
Portland State University Foundation PO Box 751 Portland, OR 97207-0751	426.1	5,700
Portland Streetcar, Inc. 115 NW First Avenue, Suite 200 Portland, OR 97209	426.1	20,000
Project Linkage 2200 NE 24th Portland, OR 97212	426.1	1,000
Providence Medical Foundation 4805 NE Glisan Street Portland, OR 97213-2967	426.1	1,100
Rainier Police Department 106 B Street West Rainier, OR 97048	426.1	1,350
Raphael House of Portland PO Box 10797 Portland, OR 97296	426.1	2,300
Reach Community Development Inc. 1135 SE Salmon Street Portland, OR 97214	426.1	3,500
Remembering America's Heros PO Box 22680 Milwaukee, OR 97269-2680	426.1	7,500
Renewable Northwest 917 S.W. Oak, Suite 303 Portland, OR 97205	426.1	5,000

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Rotary Club of Albina (sponsorship) PO Box 11625 Portland, OR 97211	426.1	1,500
Salem Area Chamber of Commerce (sponsorship) 1110 Commercial St Salem, OR 97301-1020	426.1	3,800
Salem Art Association 600 Mission Street SE Salem, OR 97302-1902	426.1	1,500
Salem Downtown Association 189 Liberty Street NE, Suite 208 Salem, OR 97301	426.1	1,000
Salem Pioneer Little League, Inc. PO Box 17602 Salem, OR 97305	426.1	2,300
Salmon in the City PO Box 993 Salem, OR 97305	426.1	10,000
Sam Barlow High School 5105 SE 302nd Avenue Gresham, OR 97080	426.1	1,000
Sanctuary of Our Sorrowful Mother, The Grotto PO Box 20008 Portland, OR 97294-0008	426.1	1,000
Saturday Academy 20000 NW Walker Road Beaverton, OR 97006	426.1	2,700
Salem Economic Development Corp. (SEDCOR) 745 Commercial St NE Salem, OR 97301	426.1	1,525
Schoolhouse Supplies 2735 NE 82nd Portland, OR 97220	426.1	1,500
Second Nature 1935 SE 24th Avenue Portland, OR 97214	426.1	1,700

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Self Enhancement Inc 3920 N. Kirby Portland, OR 97227	426.1	2,500
SEMI Foundation 3081 Zanker Road San Jose, CA 95134	426.1	5,000
Senior Citizens Council of Clackamas County, Inc. PO Box 1777 Oregon City, OR 97045	426.1	1,500
Serendipity Center PO Box 33350 Portland, OR 97292-3350	426.1	1,000
Skanner Foundation PO Box 5455 Portland, OR 97228	426.1	1,000
SOLV - Stop Oregon Litter and Vandalism PO Box 1235 Hillsboro, OR 97123	426.1	36,200
Special Olympics, Clackamas County PO Box 592 Gladstone, OR 97027	426.1	1,575
Special Olympics Oregon 5901 SW Macadam, Suite 100 Portland, OR 97239	426.1	20,000
Susannah Maria Gurule Foundation PO Box 444 Portland, OR 97207	426.1	1,000
The Museum at Warm Springs PO Box 753 Warm Springs, OR 97761	426.1	1,300
The Nature Convervancy 821 SE 14th Avenue Portland, OR 97214-2537	426.1	5,000
Tri-County Metropolitan Transportation District of Oregon 710 NE Holladay Street Portland, OR 97232	426.1	8,500

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Tualatin Chamber of Commerce (sponsorship) P O Box 701 Tualatin, OR 97062	426.1	1,425
Tualatin Riverkeepers 16507 SW Roy Rogers Rd. Tualatin, OR 97140	426.1	1,900
Tuality Healthcare Foundation 335 S.E. Eight Avenue Hillsboro, OR 97123	426.1	1,500
United Way of Mid-Willamette Valley 455 Bliler Avenue, NE Salem, OR 97303	426.1	2,250
Urban League of Portland 10 North Russell St. Portland, OR 97227	426.1	10,000
Volunteers of America 537 SE Alder Portland, OR 97214	426.1	2,500
Western Governors' Association 1515 Cleveland Place, Suite 200 Denver, Co 80202	426.1	5,000
Western Rivers Conservancy 71 SW Oak Street Portland, OR 97204	426.1	3,143
Westside Economic Alliance 10200 SW Nimbus Suite G3 Tigard, OR 97223	426.1	4,750
Wetlands Conservancy Inc. PO Box 1195 Tualatin, OR 97062	426.1	5,000
Wilsonville Food Bank PO Box 205 Wilsonville, OR 97070	426.1	1,500
Wilsonville YMCA Child Development Center 8406 SW Main Street, Suite 100 Wilsonville, OR 97070	426.1	1,000

CIVIC CONTRIBUTIONS	ACCOUNT	AMOUNT
Wolf Tree Inc 5827 SE 91 St. Portland, OR 97266	426.1	4,500
Woodburn Chamber of Commerce (sponsorship) PO Box 194 Woodburn, OR 97071	426.1	1,000
World Affairs Council of Oregon 620 SW Main, Ste 333 Portland, OR 97205	426.1	3,500
Yamhill County Livestock 12800 SE Fairview Rd. Dayton, OR 97114	426.1	1,000
YWCA of Columbia Willamette 9500 SW Barbur Blvd., Suite 200 Portland, OR 97219	426.1	2,500
YWCA of Greater Portland 1111 SW 10th Avenue Portland, OR 97205	426.1	10,000
YMCA of Salem 685 Court Street NE Salem, OR 97301	426.1	2,000
YWCA of Salem 768 State St Salem, OR 97301	426.1	1,000
ITEMS UNDER $1,000	426.1	192,743
TOTAL 2004 CIVIC CONTRIBUTIONS		1,602,499

CIVIC MEMBERSHIPS	ACCOUNT	AMOUNT
Gresham Area Chamber of Commerce	426.5	2,057
150 W. Powell		
Gresham, OR 97030		
Hispanic Metropolitan Chamber of Commerce	426.5	3,000
P.O. Box 1837		
Portland, OR 97207		
Salem Area Chamber of Commerce	426.5	3,273
1110 Commercial St. NE		
Salem, OR 97301		
ITEMS UNDER $1,000	426.5	10,661
TOTAL 2004 CIVIC MEMBERSHIPS		18,991

CORP / INDUSTRIAL MEMBERSHIPS	ACCOUNT	AMOUNT
Associated Oregon Industries 1149 Court Street NE Salem, OR 97301-4030	426.5	18,458
American Wind Energy Association 122 C Street NW, Suite 380 Washington, DC 20001	506	3,000
BOMA 1211 SW Fifth Avenue, Suite L-17 Portland, OR 97204	426.5	6,250
Central Eastside Industrial Council P.O. Box 14251 Portland, OR 97293-0251	426.5	1,185
Columbia Corridor Association PO Box 55651 Portland, OR 97238	426.5	2,500
Corporate Executive Board 2000 Pennsylvania Avenue, NW Washington, DC 20006	930.2	54,325
Geospatial Information & Technology Association 14456 East Evans Avenue Aurora, CO 80014-1409	930.2	2,045
Grantmakers of Oregon PO Box 6381 Portland OR 97228-6381	426.5	1,000
Home Builders Association of Metro Portland 15555 SW Bangy Rd. #301 Lake Oswego, OR 97035	426.5	1,885
HR Policy Association 1015 Fifthteenth Street NW, Suite 1200 Washington DC 20005-2605	930.2	7,000
Illuminating Engineering 120 Wall Street Floor 17 New York, NY 10005-4001	426.5 930.2	500 1,350
NACHA - The Electronics Payment Association 13665 Dulles Technology Drive, Suite 300 Herndon, VA 20171	930.2	3,500
National Economic Research Associates, Inc. P.O. Box 29677 New York, NY 10087	930.2	4,000
National Hydropower Association One Massachusetts Avenue, NW, Suite 850 Washington, DC 20001	930.2	12,408
National Safety Council PO Box 558 Itasca, IL 60143-0558	426.5	1,902

CORP / INDUSTRIAL MEMBERSHIPS	ACCOUNT	AMOUNT
North American Energy Standards Board 1301 Fannin, Suite 2350 Houston, TX 77002	930.2	10,000
Northwest Business for Culture and Arts 224 NW 13th, Suite 303 Portland, OR 97209	426.5	5,000
Northwest Public Power Association 9817 NE 54th Street Vancouver, WA 98662	426.5 930.2	1,170 1,500
Northwest Energy Coalition 219 1st Avenue South, Suite 100 Seattle, WA 98104	930.2	28,000
Oregon Business Association 6700 SW 105th, Suite 108 Beaverton, OR 97008	426.5	10,000
Oregon Business Council 1100 SW Sixth Avenue, Suite 1608 Portland OR 97204-1090	426.5	14,907
Oregon Joint Use Association 1286 Court Street, NE Salem, OR 97301	580	2,500
Oregon Natural Step Network 720 SW Washington, Suite 800 Portland, OR 97205	426.5	2,500
Oregon Trucking Association 4005 SE Naef Rd Portland, OR 97267-5617	426.5	1,030
Oregonians for Food and Shelter 3415 Commercial St. SE, Suite 100 Salem, OR 97302-4668	426.5	5,025
Pacific NW Utilities Conference Committee 101 SW Main Street, Suite 1400 Portland, OR 97204-3216	930.2	71,344
Portland Art Museum 1219 SW Park Portland, OR 97205	426.5	2,500
Portland Oregon Visitors Association 1000 SW Broadway, Suite 2300 Portland, OR 97205	426.5	2,020
Public Affairs Council 2033 K Street, NW, Suite 700 Washington, DC 20006	426.5	2,000
Risk and Insurance Management Society, Inc. 655 Third Street New York, NY 10017	930.2	1,320

CORP / INDUSTRIAL MEMBERSHIPS	ACCOUNT	AMOUNT
Salem Economic Development Corp. 745 Commercial St. NE Salem, OR 97301	426.5	2,500
Scientech 2650 McCormick Drive, Suite 300 Clearwater, FL 33759-1049	553	8,125
The Leaders Roundtable 018 SW Boundary Court Portland, OR 97239	426.5	5,150
Three Rivers Land Conservancy PO Box 1116 Lake Oswego, OR 97035	426.5	1,250
US Green Building Council 1015 18th Street NW, Suite 805 Washington, DC 20036	417.1	1,500
United Telecom Council 1901 Pennsylvania Avenue, NW, 5th Floor Washington, DC 20036	184	6,934
Western Electricity Coordinating Council 615 Arapeen Dr., Suite 210 Salt Lake City, UT 84108-1262	930.2	231,410
Western Energy Institute 827 NE Oregon Street Portland, OR 97232	930.2	47,500
Western Governors' Association 1515 Cleveland Place, Suite 200 Denver, CO 80202	426.1	10,000
Western Labor and Management Public Affairs Committee 825 NE Multnomah, Suite 1700 Portland, OR 97232	930.2	1,500
Westside Economic Alliance 10200 SW Nimbus Avenue, Suite G-3 Portland, OR 97223	426.5	5,000
World Affairs Council of Oregon 620 SW Main Street, Suite 333 Portland, OR 97205	426.5	1,000
World Trade Center Associations, Inc. 60 East 42nd Street, Room 1901 New York, NY 10165	418	10,000
ITEMS UNDER $1,000	various	31,375
		645,368

SERVICE MEMBERSHIPS	ACCOUNT	AMOUNT
ITEMS UNDER $1,000	426.5	579
TOTAL 2004 SERVICE MEMBERSHIPS		579

STATE OF OREGON

DONATIONS OR PAYMENTS FOR SERVICES RENDERED BY PERSONS OTHER THAN EMPLOYEES AND CHARGED TO OREGON OPERATING ACCOUNTS

1. Report for each service rendered (including materials furnished incidental to the service which are impracticable of separation) by recipient and in total the aggregate of all payments made during the year where the aggregate of all such payments to a recipient was $25,000 or more including fees, retainers, commissions, gifts, contributions, assessments, bonuses, subscriptions, allowances for expenses or any other form of payments for services or as donations (except rents for property, taxes, utility services, traffic settlements, amounts paid for general services and licenses, accruals paid to trustees of pension and other employee benefit funds, and amounts paid for construction or maintenance of plant to persons other than *affiliates*) to any one corporation, institution, association, firm, partnership, committee, or person (not an employee of the respondent). Indicate by an asterisk in column (c) each item that includes payments for materials furnished incidental to the service performed. Payments to a recipient by two or more companies within a single system under a cost sharing or other joint arrangement shall be considered a single item for reporting in this schedule and shall be shown in the report of the principal company in the joint arrangement (as measured by gross operating revenues) with references thereto in the reports of the other system companies in the joint arrangement.

2. If more convenient, this schedule may be filled out for a group of companies considered as one system and shown only in the report of the principal company in the system, with references thereto in the reports of the other companies.

Line No.	Name of Recipient (a)	Nature of Service (b)	Amount of Payment (c)
	See attached		$14,520,574

NAME	SERVICE DESCRIPTION	AMOUNT
ALVIN L ALEXANDERSON	CONSULTING SERVICES	146,877
ANDREA HAND MARKETING SERVICES INC	MARKET CONSULTING SERVICES	102,255
BALL JANIK LLP	LEGAL SERVICES	38,155
BLACK & VEATCH	ENGINEERING SERVICES	168,088
BOURKE & COMPANY	CONSULTING SERVICES	41,609
BRADFORD CONSULTING ENGINEERS INC	ENGINEERING SERVICES	107,565
BRIDGEWATER GROUP INC	CONSULTING SERVICES	73,851
BULLARD SMITH JERNSTEDT WILSON	LEGAL SERVICES	93,150
BURNS & MCDONNELL	ENGINEERING SERVICES	161,164
CHARLES RIVER ASSOCIATES INC	LEGAL SERVICES	106,553
CINDY CLASSEN DESIGN	DESIGN SERVICES	57,536
CONNOR & BISHOP	LEGAL SERVICES	25,963
CORNFORTH CONSULTANTS	CONSULTING SERVICES	161,244
CRA ROGERSCASEY LLC	CONSULTING SERVICES	123,804
DAVID C SMITH & ASSOCIATES INC	ENGINEERING SERVICES	43,581
DAVID EVANS & ASSOCIATES INC	ENGINEERING SERVICES	28,784
DEAN SMITH & ASSOCIATES	DESIGN SERVICES	45,253
DELOITTE & TOUCHE LLP	ACCOUNTING/AUDITING SERVICES	1,449,979
DESIGNER INFORMATION SERVICES	DESIGN SERVICES	31,340
ENGINEERING ECONOMICS INC	ENGINEERING SERVICES	31,499
ENTERPRISE SYSTEM SOLUTIONS INC	ACCOUNTING/AUDITING SERVICES	69,326
EPRI	ENVIRONMENTAL CONSULTING SERVICES	25,238
ESSENTIAL MANAGEMENT	TRAINING SERVICES	51,750
FACTORY IQ	COMPUTER SERVICES	58,065
GARD & GERBER	PUBLIC RELATIONS SERVICES	246,161
GLUMAC INTERNATIONAL	ENGINEERING SERVICES	66,420
GROOM LAW GROUP, CHARTERED	LEGAL SERVICES	412,443
HAHN AND ASSOCIATES, INC	ENVIRONMENTAL CONSULTING SERVICES	75,438
HOFFMAN HART & WAGNER LLP	LEGAL SERVICES	72,691
HOPE PAYNE	ADVERTISING SERVICES	29,800
IBM CORPORATION	COMPUTER SERVICES	1,140,601
INDUS INTERNATIONAL INC	COMPUTER SERVICES	1,096,052
JAMES H JOERGER ED.D	TRAINING SERVICES	59,240
JAT COMPUTER CONSULTING INC	CONSULTING SERVICES	101,710
JOHNSON/SHEEN ADVERTISING INC	ADVERTISING SERVICES	2,391,244
KAPLAN ENGINEERING	ENGINEERING SERVICES	34,573
KLOTZ ENERGY SYSTEMS INC	ENGINEERING SERVICES	79,965
LARKEN-SHAVIC	CONSULTING SERVICES	26,391
MARC B VICTOR PROFESSIONAL CORPORATION	LEGAL SERVICES	39,504
MARK R LINDLEY	LEGAL SERVICES	166,071
MARKET DECISIONS CORPORATION	MARKET CONSULTING SERVICES	35,888
MARKOWITZ HERBOLD GLADE & MEHLHAF PC	LEGAL SERVICES	161,395
MAYER, BROWN, ROWE & MAW LLP	LEGAL SERVICES	60,201
MERRIMACK ENERGY GROUP, INC	CONSULTING SERVICES	51,087
MICHAEL A ANDREWS	CONSULTING SERVICES	196,611
MICHELLE SAYLER	CONSULTING SERVICES	26,483
NATIONAL ECONOMIC RESEARCH ASSOCIATES INC	CONSULTING SERVICES	255,978
NORTHWEST LEGAL SEARCH INC.	RECRUITING SERVICES	28,750
NOVELL INC	CONSULTING SERVICES	54,047
PACIFIC ECONOMICS GROUP LLC	CONSULTING SERVICES	89,817
PACIFIC FOREST CONSULTANTS INC	ENGINEERING SERVICES	44,417
PAE CONSULTING ENGINEERS INC	ENGINEERING SERVICES	40,856
PATRICIA J. FARRELL	PUBLIC RELATIONS SERVICES	67,950
PEITZMAN, WEG & KEMPINSKY LLP	LEGAL SERVICES	48,158
PHOTOGRAPHY PLUS INC	PUBLIC RELATIONS SERVICES	31,888
PINNACLE RISK MANAGEMENT SERVICES	CONSULTING SERVICES	87,000
PLATTS	CONSULTING SERVICES	47,888

NAME	SERVICE DESCRIPTION	AMOUNT
PRICEWATERHOUSECOOPERS LLP	ACCOUNTING/AUDITING SERVICES	71,174
PROTIVITI INC	CONSULTING SERVICES	41,850
QUANTEC	CONSULTING SERVICES	51,800
RESOURCE MANAGEMENT CORP	ENVIRONMENTAL CONSULTING SERVICES	65,042
RIO TECHNICAL SERVICES INC	ENGINEERING SERVICES	150,231
SATHER, BYERLY & HOLLOWAY	LEGAL SERVICES	33,662
SCHULMAN RONCA & BUCUVALAS INC	CONSULTING SERVICES	37,290
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP	LEGAL SERVICES	942,783
SKIPPING STONE INC	CONSULTING SERVICES	427,782
SMITH ANDREWS CREATIVE LLC	DESIGN SERVICES	97,929
STOEL RIVES LLP	LEGAL SERVICES	191,141
THERESA HAGERTY	ADVERTISING SERVICES	33,945
TONKON TORP LLP	LEGAL SERVICES	1,288,871
TROUTMAN SANDERS LLP	LEGAL SERVICES	213,361
V DENISE SAUNDERS PC	LEGAL SERVICES	131,438
VINSON & ELKINS LLP	LEGAL SERVICES	132,928
TOTAL		14,520,574